Filed pursuant to Rule 424(b)(3)
Registration No: 333-143297

OFFER TO EXCHANGE

$225,000,000 9 3/4% SENIOR SUBORDINATED NOTES DUE 2015

FOR

$225,000,000 9 3/4% SENIOR SUBORDINATED NOTES DUE 2015

WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

We are offering to exchange all of our $225,000,000 in outstanding 9 3/4% senior subordinated notes due 2015, which we refer to as the initial notes, for $225,000,000 in registered 9 3/4% senior subordinated notes due 2015, which we refer to as the exchange notes. The initial notes and the exchange notes are collectively referred to as the notes. The initial notes were issued on January 25, 2007. The terms of the exchange notes are substantially identical to the terms of the initial notes except that the exchange notes are registered under the Securities Act of 1933, and therefore are freely transferable, subject to certain conditions. The exchange notes evidence the same indebtedness as the initial ones.

You should consider the following:

•	INVESTING IN THE NOTES INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 17 OF THIS PROSPECTUS.

•	Our offer to exchange initial notes for exchange notes will be open until 5:00 p.m., New York City time, on July 9, 2007, unless we extend the offer.

•	If you fail to tender your initial notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

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No public market currently exists for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or for inclusion of the exchange notes in any automated quotation system.

We will pay interest on the notes on February 1 and August 1 of each year. The first such payment will be made on August 1, 2007. The 9 3/4% senior subordinated notes will mature on February 1, 2015. At any time prior to February 1, 2010, we may, at our option, use the net proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount of the notes originally issued. Prior to February 1, 2011, we may redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, plus the “make-whole” premium. In addition, we have the option to redeem all or a portion of the notes on or after February 1, 2011, at the redemption price set forth in this prospectus. Notes will be issued only in registered form, in minimum amounts of $2,000 and multiples of $1,000 in excess of $2,000. The notes are guaranteed by Metal Services Holdco LLC, our parent and each of our existing and future domestic subsidiaries that guarantee our obligations under our senior secured credit facilities. In addition, the notes and guarantees will be our unsecured senior obligations and will rank junior to all of our existing and future senior indebtedness, including indebtedness under our new senior secured credit facilities.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for the initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 8, 2007

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED OR DELIVERED WITH THIS PROSPECTUS. WE WILL PROVIDE THIS INFORMATION TO YOU AT NO CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO THOMAS E. LIPPARD, TUBE CITY IMS CORPORATION, 12 MONONGAHELA AVENUE, GLASSPORT, PA 15045, TELEPHONE NUMBER (412) 678-6141. IN ORDER TO ENSURE TIMELY DELIVERY OF THIS INFORMATION, ANY REQUEST SHOULD BE MADE BY JUNE 29, 2007, FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See “Plan of Distribution.”

Certain technical terms used in our industry are defined in a “Glossary of Selected Terms” at page G-1 of this prospectus.

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SHORTHAND REFERENCES

Unless the context otherwise indicates or requires, as used in this prospectus, references to:

•	“Company,” “we,” “our” or “us” refer to Tube City IMS Corporation and its consolidated subsidiaries;

•	“Tube City Division” refers to the Tube City segment of the Company;

•	“IMS Division” refers to the IMS segment of the Company;

•	“Acquisition” refers to the acquisition of 100% of our capital stock by Metal Services Acquisition Corp., an affiliate of Onex Partners II;

•	“Onex Partners II” refers to Onex Partners II LP;

•	“Onex” refers to Onex Partners II and its affiliates.

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“predecessor company” or “IMS” refers to the Company prior to its acquisition on October 26, 2004 by Mill Services Holdings LLC, an affiliate of Wellspring Capital Partners III, L.P. This acquisition is referred to as the “IMS Transaction”;

•	“successor company” refers to the Company after its acquisition by Mill Services Holdings LLC;

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“Tube City” refers to Tube City, LLC and its consolidated subsidiaries and predecessors, including Tube City Holdings, LLC. We acquired Tube City’s predecessor, Tube City Holdings, LLC, on December 21, 2004 and its results of operations have been included in our results of operations since December 21, 2004. This acquisition is referred to as the “Tube City Acquisition”;

•	“Tube City Holdings” refers to Tube City Holdings, LLC prior to its merger with Tube City on December 21, 2004;

•	“Acquiror” refers to Metal Services Acquisition Corp., an affiliate of Onex Partners II;

•	“Holdco” refers to Metal Services Holdco LLC, a wholly-owned subsidiary of the Acquiror; and

•	“Merger Sub” refers to Metal Services Merger Sub Corp., a wholly-owned subsidiary of Holdco, which was merged with and into us immediately following the issuance of the notes.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of our business strategies, estimates of future global steel production and other market metrics and our expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions of this prospectus, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, there can be no assurance that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with:

•	decreased steel production in North America and elsewhere;

•	consolidation in the steel industry in North America and globally;

•	the difficulty of comparing our historical financial periods due to our acquisitions and combination of IMS and Tube City in 2004;

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•	the loss, financial difficulty or insolvency of a significant customer and the concentration of credit risk with certain significant customers;

•	exchange rate fluctuations, increases in energy prices and price and inventory risk;

•	uncertainty regarding our backlog;

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competition, including pricing pressures from existing or future competitors, failure to maintain competitive advantages, and the failure to develop or expand our operations with our existing and new customers;

•	operating risks, including equipment failures or the failure to make accurate estimates in bidding for new long-term contracts;

•	failure to maintain existing and attracting new key personnel;

•	successful integration of acquisitions, risks related to acquisitions and joint ventures and the expansion of our international operations;

•	claims and litigation relating to environmental contamination, including in respect of former businesses;

•	internal controls over financial reporting;

•	our underfunded pension and other post-employment benefit plans; and

•	the other factors described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments except as required by federal securities laws.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications, including from the International Iron and Steel Institute and internal company surveys. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry in which we operate. The basis of our belief regarding such statements includes the extensive knowledge of our management team of the outsourced steel services industry, regulatory filings, publicly-available information about our competitors and market information provided by customers. Statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analyses and estimates. Unless otherwise noted, all information regarding our market share is based on the latest data available to us, all dollar amounts refer to U.S. dollars and all references to market share are based on volume of steel processed.

References in this prospectus to a ton of material refer to a weight measurement of 2,000 pounds, and references to a metric ton refer to a weight measurement of 2,204.6 pounds. We have provided definitions for certain steel and outsourced steel services industry terms used in this prospectus in the “Glossary of Selected Terms” on page G-1 of this prospectus.

Where applicable, we report market data on the basis of revenue after cost of scrap shipments, a non-GAAP financial measure, which we believe is equivalent to our revenue after cost of scrap shipments and includes, in our procurement operations, only the margin earned on raw materials sold and does not give effect to the costs of raw materials or the revenue associated with such costs. We use this measurement because it eliminates the impact of market fluctuations that market participants, such as us, generally pass on to their customers and, as a result, do not significantly impact the income from operations of the market participants.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you may want to consider before making an investment decision. You should read the entire prospectus carefully, including the section describing the risks of investing in our notes under the caption “Risk Factors” and all of the consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision. Some of the statements in this summary are forward-looking statements. For more information, please see “Forward Looking Statements.” Unless otherwise noted, all information regarding our market share is based on the latest data available to us, all dollar amounts refer to U.S. dollars and all references to market share are based on volume of steel processed.

Except as the context otherwise requires, references in this prospectus to the “Company,” “we,” “our” or “us” are to Tube City IMS Corporation and its consolidated subsidiaries. The term “predecessor company” refers to the Company prior to its acquisition on October 26, 2004 by Mill Services Holdings LLC, an affiliate of Wellspring Capital Partners III, L.P. We sometimes refer to the predecessor company as “IMS.” The term “successor company” refers to the Company after its acquisition by Mill Services Holdings LLC. IMS and Tube City combined on December 21, 2004, and Tube City’s results of operations have been included in our results of operations since December 21, 2004.

Our Company

We are the largest provider of outsourced services to steel mills in North America, with an emerging presence globally. With over 80 years of experience, we offer our operational expertise and specialized services at 68 sites in North America and Europe and have a presence in China. See “Business—Contracts—International Expansion.” We do not produce steel, but rather we are integral in nearly every other stage of the steel making process, from initial raw materials procurement through finished goods handling. Our services enable our customers to realize cost savings through operational efficiencies while focusing on their core steel production processes. Our total revenue and revenue after cost of scrap shipments for the year ended December 31, 2006 were $1,375.6 million and $377.5 million, respectively.

We provide our customers a comprehensive suite of value-added services through two segments, our Tube City Division (primarily pre-production services) and our IMS Division (primarily post-production services). Total revenue, revenue after cost of scrap shipments and EBITDA for our Tube City Division in 2006 were $1,081.9 million, $84.9 million and $39.3 million, respectively. Total revenue, revenue after cost of scrap shipments and EBITDA for our IMS Division in 2006 were $293.7 million, $292.6 million and $68.7 million, respectively. Expenses incurred by our administrative segment were $19.8 million in 2006.

We measure our operating performance on the basis of revenue after cost of scrap shipments, which includes, in our procurement operations, only the margin earned on raw materials sold and does not give effect to the costs of raw materials or the revenue associated with such costs. We use this measure because it eliminates the impact of market pricing fluctuations that are passed on to our customers and generally do not significantly impact our income from operations. We derive substantially all of our total revenue and revenue after cost of scrap shipments from services and products provided to our customers in North America. We utilize EBITDA as a performance measure of our operating segments in accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. EBITDA is not a recognized measurement under GAAP, but we believe it is useful in measuring our operating segment performance. We also use EBITDA internally to determine compensation levels, including bonus payments. For a reconciliation of total revenue to revenue after cost of scrap shipments and EBITDA by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Pre-Production Services. These services occur in the steel making process prior to the production of steel.

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Raw Materials Procurement. We are the second largest supply chain management/outsourced procurement firm in North America with a growing international presence. We operate on a worldwide basis and act on behalf of our customers to purchase over seven million tons of raw material inputs annually, including scrap metal and scrap substitutes for use in the steel production process. We do not incur significant inventory risk or raw materials price risk. Rather, we earn a fee for arranging delivery of raw materials to our customers, or we concurrently arrange to purchase and sell raw materials at specified prices, typically locking in a margin without incurring price or inventory risk. Fluctuations in the price of raw materials procured generally do not significantly impact our profitability. Our extensive supplier contacts, substantial purchasing scale and superior market knowledge enable us to procure raw materials cost-effectively for our customers, while taking virtually no inventory risk.

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Raw Materials Optimization. We developed and currently market the Scrap OptiMiser™ and GenBlend® software packages, which are proprietary, real-time raw materials optimization systems that include materials planning, procurement and utilization platforms that we believe are the most advanced and comprehensive resource management and process control solutions in the steel industry. These unique services allow steel producers to achieve significant savings by optimizing their management of input materials to obtain the lowest liquid steel cost on an immediately available just-in-time basis for a desired type and grade of steel, based on market conditions, raw materials availability and each steel mill’s unique operating characteristics.

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Scrap Management and Scrap Preparation. These services are critical to the efficient operation of a mill. Pre-production scrap management is typically composed of three major functions: (i) receiving and inspecting, (ii) preparation and sorting and (iii) transportation of raw materials to melt shops. We are typically responsible for the on-site management of customers’ raw materials and just-in-time delivery of prepared raw materials to customers’ melt shops, directly impacting mills’ throughput and efficiency by providing such services more accurately, at lower costs and on a timely basis. Our on-site operations are fully integrated within the steel mill’s production process, and our staff interacts with numerous departments of the plant throughout the day.

Post-Production Services. These services occur in the steel making process after the production of steel.

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Semi-Finished and Finished Material Handling/Product Handling. We handle and transport semi-finished and finished steel products utilizing operations-specific equipment. In many mills, the finishing facilities are not contiguous to the caster area and, thus, require a customized transportation and logistics system to move the product reliably and efficiently. We own and operate large slab, billet and pallet carriers to transport thousands of tons of materials within a mill, 24 hours per day. Material handling equipment is also used to move finished products from the mill into inventory and from inventory onto rail cars, trucks or barges for shipment to the mill’s customers.

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Slag Processing, Metal Recovery and Sales. We are the leading provider of slag processing services in North America, providing services to 51 of the approximately 125 mills in this region. The vast majority of modern mills employ slag processing as it is an essential element in the efficiency of steel mills’ operations. During the steel production process, slag accumulates inside the mills’ melt shops and must be removed. We remove and process the slag to recover valuable metallic material that is either reused in the production of steel by the host mill or sold. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction and agricultural applications.

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Surface Conditioning. Surface conditioning is a value-added process that removes imperfections from steel mill products so that they can be used in high end applications such as large household appliances and automotive products. We are the largest provider of robotic surface conditioning services in North America. Our services help steel mills meet the demand for high quality steel products.

Based on current levels of outsourcing by steel mills, the North American and global outsourced steel services industries generate net revenue, estimated on an equivalent basis to our revenue after cost of scrap shipments operating metric, of approximately $1.1 billion and $3.6 billion, respectively. Since 1999, global steel production has grown at a compound annual growth rate (“CAGR”) of 6.2% and we believe that global steel demand is anticipated to grow at a CAGR of over 4.0% through 2015. Since 2001, North American steel production has grown at a CAGR of 2.1% and we believe that this growth rate is expected to continue through 2015. As steel mills continue to improve their overall cost structures and operational flexibility, we believe they will continue to increase the number of services they outsource. We believe the North American and global markets will grow to approximately $1.4 billion and $7.4 billion in annual net revenue, respectively, over the next 10 years in correlation to steel production/demand growth and increased outsourcing. Unlike steel producers, the market volatility of steel does not have a direct impact on outsourced steel services providers’ volume or margins.

The Transactions

On November 10, 2006, an affiliate of Onex Partners II, Metal Services Acquisition Corp., as Acquiror, entered into a stock purchase agreement with our then current owners, including Mill Services Holdings, LLC, an affiliate of Wellspring Capital Partners III, L.P. Pursuant to this agreement, Acquiror agreed to acquire 100% of our capital stock (the “Acquisition”) for an aggregate purchase price of approximately $625.9 million, on a cash-free, debt-free basis, subject to certain post-closing adjustments. Acquiror assigned its rights under the stock purchase agreement to Merger Sub, an indirect wholly-owned subsidiary of Acquiror. Merger Sub and its parent Holdco were formed by the Acquiror for purposes of the transactions.

The Acquisition was financed through:

•	equity investments in Acquiror by Onex of $198.5 million.

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rollover and cash investments by certain members of our management of $19.7 million. These investments were made by investing cash or contributing a portion of the shares of our common stock to Acquiror in exchange for shares of Acquiror.

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an initial draw of $50.5 million on a senior secured Asset-Based Revolving Credit Facility (“senior secured ABL facility”) with a syndicate of lenders in an aggregate principal amount of $165.0 million,

•	a senior secured first lien term loan credit facility (“senior secured term loan credit facility”) with a syndicate of lenders in an aggregate principal amount of $165.0 million,

•	a senior secured synthetic letter of credit facility in an aggregate principal amount of $20.0 million.

•	the offering by us of $225.0 million of the initial notes.

We refer to the senior secured ABL facility, the senior secured term loan credit facility and the senior secured synthetic letter of credit facility as the “new senior secured credit facilities.” The proceeds from the equity contribution by Onex and by our management were contributed to Acquiror and Acquiror contributed them to Merger Sub. Immediately following the closing of the transactions contemplated by the stock purchase agreement, Merger Sub, which was an issuer of the notes and borrower under the new senior secured credit facilities merged with and into us. As a result, we became the sole issuer of the notes and sole borrower under the new senior secured credit facilities and we assumed the respective obligations thereunder by operation of law.

The consummation of the transactions contemplated by the stock purchase agreement, the cash investment by Onex Partners II, the investment by certain members of our management, the financing under our new senior secured credit facilities and the issuance of the initial notes are collectively referred to in this prospectus as the “transactions.” Upon the consummation of the transactions on January 25, 2007, we became an indirect, wholly- owned subsidiary of Onex. For a more complete description of the transactions, see “The Transactions” and “Description of the New Senior Secured Credit Facilities.”

We are offering to exchange the new senior subordinated notes which have been registered under the securities act of 1933 with terms substantially similar to the initially issued notes and such exchange will not result in any significant financial statement impact.

CORPORATE STRUCTURE

The following diagram sets forth our ownership structure immediately following the consummation of the transactions:

Our Principal Equityholder

Onex beneficially owns approximately 91% of our common stock. Onex Partners II is a $3.5 billion private equity fund established in 2006 and is controlled by Onex Corporation. Onex Partners II provides committed capital for Onex-sponsored acquisitions. Onex Corporation is a diversified company with annual consolidated revenues of approximately $25 billion and 184,000 employees. Shares of Onex Corporation are listed and traded on the Toronto Stock Exchange under the symbol “OCX”. Onex Corporation is one of Canada’s largest companies with global operations in the service, manufacturing and technology industries. Onex Corporation’s other operating companies include Carestream Health, Inc., Celestica Inc., Cineplex Entertainment Limited Partnership, Cosmetic Essence, Inc., Emergency Medical Services Corporation, Hawker Beechcraft Corporation, Sitel Worldwide Corporation, Skilled Healthcare Group Inc., Spirit Aerosystems Holdings, Inc. and The Warranty Group, Inc.

Information About Us

Our principal executive offices are located at 12 Monongahela Avenue, Glassport, PA 15045, and our telephone number there is (412) 678-6141. Our website is located at www.tubecityims.com. The information on, or accessible through, our website is not a part of, or incorporated by reference in, this prospectus.

The Exchange Offer

On January 25, 2007, we completed the private offering of $225,000,000 of 9 3/4% senior subordinated notes due 2015. We and the guarantors entered into a registration rights agreement with the initial purchasers in the private offering of such initial notes in which we and the guarantors agreed, among other things:

(1)	to file with the SEC, within 180 days following the closing date of the offering, the registration statement of which this prospectus forms a part under the Securities Act relating to an exchange offer pursuant to which exchange notes substantially identical to the initial notes (except that such exchange notes will not contain terms with respect to the transfer restrictions) would be offered in exchange for the then outstanding initial notes tendered at the option of the holders of the initial notes; and

(2)	to use commercially reasonable efforts to cause the registration statement of which this prospectus forms a part to become effective within 270 days following the closing date of the offering.

We agreed further to commence the exchange offer as soon as practicable after the registration statement of which this prospectus forms a part has become effective, hold the offer open for at least 30 days after the date notice of the registered exchange offer is mailed to the holders, and exchange the exchange notes for all initial notes validly tendered and not withdrawn before the expiration of the offer.

Under existing SEC interpretations, the exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of those exchange notes. The SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the initial notes) by delivery of this prospectus. Under the registration rights agreement, we will be required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of such exchange notes for a period of 180 days following the effective date of the exchange offer registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus).

In the event that:

(1)	applicable interpretations of the staff of the SEC do not permit us to effect such a registered exchange offer; or

(2)	for any other reason we do not consummate the Registered Exchange Offer within 300 days of the closing date of the offering (the “Issue Date”); or

(3)	an initial purchaser of the notes shall notify us following consummation of the registered exchange offer that notes held by it are not eligible to be exchanged for exchange notes in the registered exchange offer; or

(4)	certain holders are prohibited by law or SEC policy from participating in the registered exchange offer or may not resell the exchange notes acquired by them in the registered exchange offer to the public without delivering a prospectus, then, we will, subject to certain exceptions,

(1)	promptly file a shelf registration statement (the “Shelf Registration Statement”) with the SEC covering resales of the initial notes or the exchange notes, as the case may be;

(2)	(A) in the case of clause (1) above, use our commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 300th day after the Issue Date and (B) in the case of clause (2), (3) or (4) above, use our commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 60th day after the date on which the Shelf Registration Statement is required to be filed; and

(3)	keep the Shelf Registration Statement effective until the earliest of (A) the time when the Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the Issue Date and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

We will pay additional cash interest on the notes and exchange notes, subject to certain exceptions,

(1)	if we fail to file an exchange offer registration statement with the SEC on or prior to the 180th day after the Issue Date,

(2)	if the exchange offer registration statement is not declared effective by the SEC on or prior to the 270th day after the Issue Date or, if obligated to file a Shelf Registration Statement pursuant to clause 2(A) above, a Shelf Registration Statement is not declared effective by the SEC on or prior to the 300th day after the Issue Date,

(3)	if the exchange offer is not consummated on or before the 300th day after the Issue Date,

(4)	if obligated to file the Shelf Registration Statement pursuant to clause 2(B) above, the Company fails to file the Shelf Registration Statement with the SEC on or prior to the 30th day (the “Shelf Filing Date”) after the date on which the obligation to file a Shelf Registration Statement arises,

(5)	if obligated to file a Shelf Registration Statement pursuant to clause 2(B) above, the Shelf Registration Statement is not declared effective on or prior to the 60th day after the Shelf Filing Date, or

(6)	after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions);

(each such event referred to in the preceding clauses (1) through (6), a “Registration Default”);

from and including the date on which any such Registration Default shall occur to, but excluding, the date on which all Registration Defaults have been cured.

The rate of the additional interest will be $0.05 per week per $1,000 principal amount of notes for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional $0.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of $0.30 per week per $1,000 principal amount of notes. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the notes and the exchange notes.

The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

You should read the discussion under the heading “Description of the Notes” for further information regarding the exchange notes.

The following summarizes the terms of this exchange offer. You should read the discussion under the heading “The Exchange Offer” for further information regarding this exchange offer and resale of the exchange notes.

Securities to be Exchanged

On January 25, 2007, we issued $225,000,000 in aggregate principal amount of initial notes to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act. The terms of the exchange notes and the initial notes are substantially identical in all material respects, except that the exchange notes will be freely transferable by the holders except as otherwise provided in this prospectus. See “Description of the Notes.”

The Exchange Offer

For each initial note surrendered to us pursuant to the exchange offer, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered initial note. Exchange notes will only be issued in minimum amounts of $2,000 and integral multiples of $1,000 in excess of $2,000. The form and terms of the exchange notes will be substantially the same as the form and terms of the surrendered initial notes. The exchange notes will evidence the same indebtedness as, and will replace the initial notes tendered in exchange therefor and will be issued pursuant to, and entitled to the benefits of, the indenture governing the initial notes. As of the date of this prospectus, initial notes representing $225,000,000 aggregate principal amount are outstanding.

Under existing SEC interpretations, the exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act; provided that, in the case of broker-dealers that will receive exchange notes for their own accounts in exchange for initial notes that were acquired as a result of market-making activities or other trading activities, and our affiliates, a prospectus meeting the requirements of the Securities Act is delivered as required. We are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such exchange notes for 180 days following the effective date of such exchange offer registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus).

Registration Rights Agreement

The issuer sold the initial notes on January 25, 2007, in a private offering in reliance on Section 4(2) of the Securities Act. In connection with the sale, the issuer and the guarantors entered into the registration rights agreement with the initial purchasers requiring the issuer to make this exchange offer. See “The Exchange Offer.”

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on July 9, 2007, or a later date and time if we extend it.

Withdrawal

The tender of the initial notes pursuant to this exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. Any initial notes not accepted for exchange for any reason will be returned without expense promptly after the expiration or termination of this exchange offer.

Interest on the Exchange Notes and the Initial Notes

The issuer will pay interest on the exchange notes twice a year, on each February 1 and August 1, beginning August 1, 2007. No additional interest will be paid on initial notes tendered and accepted for exchange.

Conditions of this Exchange Offer	This exchange offer is subject to certain customary conditions, certain of which may be waived by us. See “The Exchange Offer—Conditions of the Exchange Offer.”

Procedures for Tendering Initial Notes

Each holder of the initial notes wishing to accept this exchange offer must complete, sign and date the letter of transmittal, or a copy thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the letter of transmittal, or the copy, together with the initial notes and any other required documentation, to the exchange agent at the address set forth herein. Persons holding the initial notes through the Depository Trust Company, or the DTC, and wishing to accept this exchange offer must do so pursuant to DTC’s Automated Tender Offer Program, by which each tendering participant will agree to be bound by the letter of transmittal.

The issuer will accept for exchange any and all initial notes which are properly tendered and not withdrawn in this exchange offer prior to the expiration date. The exchange notes will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Exchange Agent	The Bank of New York is serving as exchange agent in connection with this exchange offer.

U.S. Federal Income Tax Consequences

The exchange of initial notes for exchange notes will not be a taxable exchange for U.S. federal income tax purposes, and holders will not recognize any taxable gain or loss or any interest income as a result of the exchange of initial notes for exchange notes pursuant to the exchange offer. See “Material United States Federal Tax Considerations.”

Effect of Not Tendering

Initial notes that are not tendered or that are tendered but not accepted will, following the completion of this exchange offer, continue to be subject to the existing restrictions upon transfer. We will have no further obligations, except under limited circumstances, to provide for the registration under the Securities Act of the initial notes. See “The Exchange Offer—Consequences Of Failure To Exchange Initial Notes.”

Summary of the Terms of the Exchange Notes

The following is not intended to be a complete summary of the terms of the exchange notes. For a more detailed description of the exchange notes, see “Description of the Notes.”

Issuer	Tube City IMS Corporation

Notes Offered	$225.0 million aggregate principal amount of 9 3/4% senior subordinated secured notes due 2015.

Interest Rate	9 3/4% per year.

Maturity Date	February 1, 2015.

Interest Payment Dates	February 1 and August 1 of each year, commencing August 1, 2007.

Guaranties

The senior subordinated notes will be guaranteed by Holdco and all of our existing and future domestic subsidiaries that guarantee our obligations under our new senior secured credit facilities. See “Description of the Notes—Guaranties.”

Ranking	The senior subordinated notes and the guaranties thereof will be our and the guarantors’ unsecured, senior subordinated obligations and will rank:

•	junior in right of payment to all of our and our subsidiary guarantors’ existing and future senior indebtedness, including borrowings under our new senior secured credit facilities;

•	equally in right of payment with any of our and our subsidiary guarantors’ future senior subordinated indebtedness;

•	senior in right of payment to any of our and our subsidiary guarantors’ future indebtedness that is expressly subordinated in right of payment to the notes; and

•	effectively junior to all existing and future liabilities of our subsidiaries that have not guaranteed the notes.

Optional Redemption

We may redeem some or all of the senior subordinated notes at any time prior to February 1, 2011 at a price equal to 100% of the principal amount thereof, plus the “make-whole” premium described in this prospectus, plus accrued and unpaid interest to the date of redemption.

We may redeem some or all of the senior subordinated notes at any time and from time to time on or after February 1, 2011, at the redemption prices set forth in this prospectus. In addition, at any time prior to February 1, 2010, we may redeem up to 35% of the aggregate principal amount of the senior subordinated notes using the net proceeds from certain equity offerings. See “Description of the Notes—Optional Redemption.”

Change of Control

Upon a change of control, we will be required to make an offer to purchase each holder’s notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes—Change of Control.”

Certain Covenants	The indenture governing the notes contain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional debt;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	incur restrictions on the payment of dividends or other distributions to us from our restricted subsidiaries;

•	create or incur liens;

•	transfer or sell assets;

•	engage in transactions with affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Notes—Certain Covenants.”

Registration Rights; Additional Interest

We and the guarantors have agreed to use commercially reasonable efforts to file this exchange offer registration statement to exchange the notes for a new issue of substantially identical debt securities registered under the Securities Act. We and the guarantors have also agreed to use commercially reasonable efforts to file a shelf registration statement to cover resales of the notes under certain circumstances. If we or the guarantors fail to satisfy these obligations, we and the guarantors have agreed to pay additional interest to the holders of the notes under certain circumstances. See “Description of the Notes—Registered Exchange Offer; Registration Rights.”

Absence of a Public Market

There is no public market for the exchange notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for any quotation system to quote them. The initial purchasers in the private offering of the initial notes have advised us that they intend to make a market for the exchange notes, but they are not obligated to do so. The initial purchasers may discontinue any market-making in the exchange notes at any time in their sole discretion. Accordingly, if an active public market does not develop, the market price and liquidity of the exchange notes may be adversely affected.

Risk Factors

Investing in the notes involves substantial risk factors. See the “Risk Factors” section of this prospectus for a description of certain of the risks you should consider before investing in the notes.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The summary historical consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (particularly the information under “Matters Impacting Comparability of Results”), “Selected Historical Consolidated Financial Data” and all of the consolidated historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. The summary consolidated historical income statement data for the years ended December 31, 2006 and 2005, the period from October 27, 2004 to December 31, 2004, and the period from January 1, 2004 to October 26, 2004 and the balance sheet data as of December 31, 2006 and December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical income statement data for the years ended December 31, 2003 and 2002 and balance sheet data as of October 26, 2004 and December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated historical income statement data for the three months ended March 31, 2006 and the periods from January 1, 2007 to January 25, 2007 and January 26, 2007 to March 31, 2007 and the balance sheet data as of January 25, 2007 and March 31, 2007 have been derived from our interim unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The term “successor company” refers to the Company after its acquisition by Onex on January 25, 2007. The term predecessor company refers to the Company prior to the Acquisition by Onex on January 25, 2007 and includes financial data of the Company both before and after its acquisition on October 26, 2004 by Mill Services Holdings LLC, an affiliate of Wellspring Capital Partners III, L.P. IMS and Tube City combined on December 31, 2004 and Tube City’s results of operations have been included in our results of operations since December 21, 2004.

				Predecessor Company					Successor Company	Pro forma(1)
	Year ended December 31		Period from Jan. 1, to Oct. 26, 2004	Period from Oct. 27, to Dec. 31, 2004	Year ended December 31,		Three Months ended March 31, 2006	Period from Jan. 1, to Jan. 25, 2007	Period from Jan. 26, to Mar. 31, 2007	Year ended December 31, 2006	Three Months ended March 31, 2007
	2002	2003			2005	2006
Revenue from sale of materials	$—	$—	$—	$20,122	$832,531	$1,043,103	$232,024	$74,592	$209,806	$1,043,103	$284,398
Service revenue	159,514	164,687	144,048	34,586	290,919	332,496	76,053	20,568	64,142	332,496	84,710

Total revenue	159,514	164,687	144,048	54,708	1,123,450	1,375,599	308,077	95,160	273,948	1,375,599	369,108
Cost and expenses:
Cost of scrap shipments	—	—	—	14,092	794,744	998,120	221,871	70,656	202,925	998,120	273,581
Site operating costs	106,156	111,079	94,339	28,044	207,297	242,537	56,276	17,917	46,295	242,537	64,212
Selling general and administrative expenses	9,647	13,483	9,679	3,533	39,874	43,959	10,120	3,333	8,051	43,959	11,384
Compensation and other expenses associated with business combinations	—	3,688	10,019	—	—	—	—	18,631	—	—	—
Expenses associated with withdrawn public offerings	—	—	2,129	—	5,028	2,734	—	—	—	2,734	—
Depreciation	26,610	25,061	20,763	6,117	49,623	48,045	11,746	3,287	9,996	53,905	13,690
Amortization	1,133	952	596	864	7,039	7,211	1,804	507	1,485	7,931	2,042

Total cost and expenses	143,546	154,263	137,525	52,650	1,103,605	1,342,606	301,817	114,331	268,752	1,349,186	364,909
Income from operations	15,968	10,424	6,523	2,058	19,845	32,993	6,260	(19,171)	5,196	26,413	4,199
Loss on debt extinguishment	—	(1,448)	—	(7,010)	(2,812)	—	—	—	—	—	—
Interest expense, net	(9,898)	(9,158)	(8,648)	(2,522)	(23,950)	(33,941)	(8,050)	(2,265)	(8,236)	(40,761)	(10,871)
Income (loss) from equity investments	—	—	—	10	(99)	(5)	(5)	—	—	(5)	—
Other income	—	3,144	—	—	—	—	—	613	—	—	—

Income (loss) before income taxes	6,070	2,962	(2,125)	(7,464)	(7,016)	(953)	(1,795)	(20,823)	(3,040)	(14,353)	(6,672)
Income tax (expense) benefit	(821)	(990)	224	2,512	2,332	(317)	954	7,625	941	5,010	1,733

Income (loss) from continuing operations	5,249	1,972	(1,901)	(4,952)	(4,684)	(1,270)	(841)	(13,198)	(2,099)	(9,343)	(4,939)
Income from discontinued operations, net of tax	2,741	—	—	—	—	—	—	—	—	—	—

Net income (loss)	7,990	1,972	(1,901)	(4,952)	(4,684)	(1,270)	(841)	(13,198)	(2,099)	(9,343)	(4,939)
Preferred stock dividend requirement	(3,252)	(1,002)	(76)	—	—	—	—	—	—	—	—

Income (loss) applicable to common shares	$4,738	$970	$(1,977)	$(4,952)	$(4,684)	$(1,270)	$(841)	$(13,198)	$(2,099)	$(9,343)	$(4,939)

Basic and diluted earnings per share:
Income (loss) from continuing operations	$1.85	$0.90	$(1.83)	$(5.48)	$(5.14)	$(1.39)	$(0.92)	$(14.45)	$(2.30)	$(10.40)	$(5.41)
Income from discontinued operations	2.54	—	—	—	—	—	—	—	—	—	—

Net income (loss) per share	$4.39	$0.90	$(1.83)	$(5.48)	$(5.14)	$(1.39)	$(0.92)	$(14.45)	$(2.30)	$(10.40)	$(5.41)

Average common shares outstanding basic and diluted	1,077,960	1,077,960	1,077,960	902,900	911,302	913,260	913,260	913,260	913,260	913,260	913,260

				Predecessor Company					Successor Company	Pro forma(1)
	Year ended December 31		Period from Jan. 1, to Oct. 26, 2004	Period from Oct. 27, to Dec. 31, 2004	Year ended December 31,		Three Months ended March 31, 2006	Period from Jan. 1, to Jan. 25, 2007	Period from Jan. 26, to Mar. 31, 2007	Year ended December 31, 2006	Three Months ended March 31, 2007
	2002	2003			2005	2006
Other Financial Data:
Revenue after cost of scrap shipments(2)	$159,514	$164,687	$144,048	$40,626	$328,607	$377,474	$86,201	$24,504	$71,023	$377,474	$95,527
EBITDA(3)	43,711	38,133	27,882	2,039	73,596	88,244	19,805	(14,764)	16,677	88,244	19,931
Capital expenditures	13,754	19,932	15,850	3,920	47,106	56,908	7,645	2,738	8,811
Ratio of earnings to fixed charges	1.22	1.20	0.75	(1.95)	0.72	0.97	0.78	(8.09)	0.63	0.65	0.39
Deficiency of earnings to fixed charges	N/A	N/A	$2,161	$7,474	$6,917	$948	$1,790	$20,823	$3,040	$14,348	$6,672

Balance Sheet Data (at period end):
Cash and equivalents(4)	$8,204	$3,756	$6,889	$5,749	$2,731	$3,178	$1,049	$3,567	$2,738
Working capital (deficit)(5)	7,004	1,021	(1,939)	22,275	30,179	49,078	29,095	15,068	51,824
Property plant and equipment	95,692	90,956	85,499	138,840	134,632	143,232	133,097	142,421	164,744
Goodwill and other intangible assets	96,159	96,159	96,159	293,665	286,591	281,409	286,214	280,961	474,238
Total assets	226,814	252,005	224,077	653,783	600,549	624,337	623,474	634,010	881,675
Long term debt including current portion	62,128	93,698	84,150	326,802	385,327	411,200	385,797	397,895	444,098
Stockholders equity	100,022	87,383	84,725	85,832	35,131	36,335	36,765	19,755	216,777

(1)	The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 have been prepared to give effect to the Transactions, including the offering and the application of the net proceeds to the Company therefrom as though the transaction occurred on January 1, 2006. The unaudited pro forma condensed consolidated financial data does not purport to represent what our results of operations would actually have been had the reflected events occurred on the dates specified or to project our results of operations, financial position or cash flows for any future period or date. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”
(2)	Revenue after cost of scrap shipments is not a recognized measure under generally accepted accounting principles in the United States (“GAAP”). We define revenue after cost of scrap shipments as total revenue minus cost of scrap shipments and adjusted to include income (loss) from equity investments. We include income (loss) from equity investments in our calculation of revenue after cost of scrap shipments because historically our only equity investment has been an operation that derives all of its revenue from scrap sales, and its primary expense is cost of scrap shipments. During the second quarter of 2006, our sole equity investment was redeemed. We measure our operating performance on the basis of revenue after cost of scrap shipments, which includes, in our procurement operations, only the margin earned on raw materials sold and does not give effect to the costs of raw materials or the revenue associated with such costs. We use this measure because it eliminates the impact of market pricing fluctuations that generally do not significantly impact our income from operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Line Items Presented.”

The following table reconciles our total revenue to revenue after cost of scrap shipments for each period presented.

				Predecessor Company					Successor Company	Pro forma
	Year ended December 31,		Period from Jan. 1, to Oct. 26, 2004	Period from Oct. 27, to Dec. 31, 2004	Year ended December 31,		Three Months ended March 31, 2006	Period from Jan. 1, to Jan. 25 2007	Period from Jan. 26, to Mar. 31 2007	Year ended December 31, 2006	Three Months ended March 31, 2007
	2002	2003			2005	2006
Total revenue	$159,514	$164,687	$144,048	$54,708	$1,123,450	$1,375,599	$308,077	$95,160	$273,948	$1,375,599	$369,108
Cost of scrap shipments	—	—	—	(14,092)	(794,744)	(998,120)	(221,871)	(70,656)	(202,925)	(998,120)	(273,581)
Income (loss) from equity investments	—	—	—	10	(99)	(5)	(5)	—	—	(5)	—

Revenue after cost of scrap shipments	159,514	164,687	144,048	40,626	328,607	377,474	86,201	24,504	71,023	377,474	95,527

(3)	We use EBITDA as the performance measure of our operating segments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosure About Segments of an Enterprise and Related Information. We define EBITDA as net income (loss) minus the income tax benefit (or plus the income tax expense) plus interest expense, depreciation and amortization.

EBITDA has important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of the Company’s results as reported under GAAP. For example, EBITDA:

•	is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP, as a result, EBITDA may not be comparable to similar measures presented by other companies;

•	does not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•	does not reflect changes in or cash requirements for the Company’s working capital needs;

•	does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on the Company’s debts;

•	excludes tax payments that represent a reduction in cash available to the Company;

•	does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

•	does not reflect certain non-recurring and other fees and charges.

The following table reconciles our (loss) income from continuing operations, the most directly comparable GAAP measure, to EBITDA for each period presented.

				Predecessor Company					Successor Company	Pro forma
	Year ended December 31,		Period from Jan. 1, to Oct. 26, 2004	Period from Jan. 27 to Dec. 31, 2004	Year ended December 31,		Three Months ended March 31, 2006	Period from Jan. 1, to Jan. 25, 2007	Period from Jan. 26, to Mar. 31, 2007	Year ended Dec. 31, 2006	Three Months ended March 31, 2007
	2002	2003			2005	2006
Income (loss) from continuing operations	$5,249	$1,972	$(1,901)	$(4,952)	$(4,684)	$(1,270)	$(841)	$(13,198)	$(2,099)	$(9,343)	$(4,987)
Income tax expense (benefit)	821	990	(224)	(2,512)	(2,332)	317	(954)	(7,625)	(941)	(5,010)	(1,776)
Interest expense, net	9,898	9,158	8,648	2,522	23,950	33,941	8,050	2,265	8,236	40,761	10,962
Depreciation	26,610	25,061	20,763	6,117	49,623	48,045	11,746	3,287	9,996	53,905	13,690
Amortization	1,133	952	596	864	7,039	7,211	1,804	507	1,485	7,931	2,042

EBITDA	$43,711	$38,133	$27,882	$2,039	$73,596	$88,244	$19,805	$(14,764)	$16,677	$88,244	$19,931

(4)	The balance excludes $32.0 million of restricted cash as of December 31, 2003. The cash resulted from the predecessor company’s December 29, 2003 debt refinancing and was used in 2004 primarily to redeem preferred stock and pay a dividend to common stockholders.
(5)	Working capital is calculated as current assets less current liabilities excluding the current portion of long term debt and revolving borrowings to the extent they are classified as current.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus in evaluating the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. The risk factors set forth below are generally applicable to the initial notes as well as the exchange notes.

Risks Related to Our Business

A decrease in production of steel by our customers as a result of economic or other factors can have a negative impact on our results of operations.

We derive substantially all of our total revenue from providing services and products to North American steel mills. The majority of the fees that we collect for our services are based on steel production at our customers’ mills, and accordingly, a decline in production by our customers can have a direct negative impact on our revenue and other results of operations. Many factors can adversely affect the production of steel by our customers, including, but not limited to:

•	a decrease in the demand for steel as a result of general economic conditions or conditions in certain industries such as the automotive, appliance, construction and energy industries;

•

an increase in imports of steel that may result in an oversupply of steel in the North American market that displaces our customers’ steel production, including as a result of adverse changes in currency rates or import and export tariffs, such as the revocations of certain U.S. tariffs on imported carbon steel plate and corrosion-resistant steel sheet announced in December 2006;

•	the imposition of significant restrictions, including foreign tariffs, or costs, including increased energy prices, for exporting steel products internationally;

•	damage to or equipment failure at customers’ facilities; and

•	suspension of work or planned outages.

All of these factors are beyond our control. Periods of diminished or weakened demand for our services have occurred in the past and may occur in the future as a result of lower steel production volume. These and other similar adverse developments could cause a material decrease in our revenue and profits.

Our historical financial information does not reflect what our actual results of operations and financial condition would have been had we been a combined company for the periods presented, and thus these results are not indicative of our future operating performance.

The historical financial information included in this prospectus includes the separate financial statements of the predecessor company, the successor company and Tube City and does not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented or what our results of operations and financial condition will be in the future.

Our limited operating history as a combined company and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In addition, both the IMS Transaction and the Tube City Acquisition were accounted for using the purchase method of accounting. Acquired tangible assets and assumed liabilities were recorded on our books at fair value. Because the acquisition consideration exceeded the fair value of the net identifiable tangible and intangible assets, we recorded goodwill in each transaction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—The IMS Transaction and Tube City Acquisition.” In addition, future acquisitions will likely be accounted for using purchase accounting and, therefore, similar limitations regarding comparability of historical and future results could arise.

Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to other periods.

We rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations.

As of year ended December 31, 2006, our single largest customer accounted for 35% of our total revenue, and our top 10 customers accounted for 75% of our total revenue. A reduction in activity by a customer at a given site (or its decision to idle or permanently close the site) would reduce the revenue we receive from such customer. A loss of a significant customer or the partial loss of a customer’s business through the termination or non-renewal of a significant contract with us, or shut down of a site, could have a material adverse effect on our revenue and other results of operations. In general, our contracts are not terminable without cause. However, certain of our contracts with one of our significant customers contain provisions providing for the right after 2010 to terminate for convenience through the payment of scheduled termination fees based on the remaining years of the contracts.

Further, because our business is conducted under long-term contracts (often servicing the same steel company under separate, site-specific contracts with our various divisions or operating units) and is highly dependent on business relationships, it could be very difficult to replace a current customer or contract with a new customer or contract. Even if we were to replace a significant customer or contract, we might not be able to find another customer or enter into a replacement contract that would provide us with comparable service revenue. We may lose significant customers or contracts in the future, and any resulting losses could adversely affect results of operations.

Some of our customers could experience financial difficulties, which could have a negative impact on our results of operations.

Between 2001 and 2003, excess global production capacity, subsidized international steel leading to exceptional import levels and weak economic conditions resulted in a significant restructuring of the North American steel industry. We believe that such restructuring drove the emergence of a financially stable, competitive base of producers in North America. Despite such structural improvements, during a material economic downturn in the steel industry or due to company-specific events, some of our customers could experience financial difficulties and close operations or significantly decrease production for an extended period, suffering losses and weakening their financial position. The resulting decrease in business volumes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our customers suffer significant financial difficulty, they also may not pay us for work we performed, which could have a material adverse effect on our results of operations. As we experienced between 2001 and 2003, it is possible that customers may reject their contractual obligations to us under bankruptcy laws or otherwise. Significant customer bankruptcies could further adversely impact our revenue after cost of scrap shipments and increase our operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely impact our ability to collect receivables, the valuation of inventories and the valuation of long-lived assets of our business, as well as negatively affect the forecasts used in performing our goodwill impairment testing under SFAS No. 142, Goodwill and Other Intangible Assets. If we determine that goodwill or other assets are impaired or that inventories or receivables cannot be realized at recorded amounts, we would be required to record a write-down in the period of determination, which would reduce our net income or increase our net loss for that period. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation, each of which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to concentrated credit risk.

As of March 31, 2007, one customer accounted for 37% of our accounts receivable, and our top 10 customers accounted for 74% of our accounts receivable. We are party to multiple long-term contracts with many of our customers. Our relative concentration of significant customers, combined with the risk of customer financial difficulties and resulting impacts on us as described above, exposes us to concentrated credit risk or the risk of reduced borrowing capacity under our senior secured ABL facility. Further consolidation among any of the steel industry’s larger companies, many which are our customers, could further increase the concentration of credit risk we face.

For all of these reasons, there are potential uncertainties associated with our service revenue expectations from customer contracts, and investors should not place undue reliance on these expectations.

Amounts included in our backlog may not result in actual revenue or translate into profits.

Our backlog may not be realized as revenue or, if realized, may not result in profits. Backlog is often difficult to determine with certainty. As of March 31, 2007, and based on 2006 production volumes and contract terms, we estimate that our existing multi-year contracts will generate $2.2 billion in future service revenue, or backlog. Our backlog includes significant estimates and is based on assumptions that may prove to be incorrect. Accordingly, investors should not place undue reliance on our calculations of backlog. Reductions in backlog due to cancellation by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts included in backlog. In the event of a cancellation, we may be reimbursed for certain costs but typically have no contractual right to the amount of service revenue reflected in our backlog. Our customers’ future requirements and our estimates included in backlog may prove to be unreliable. If our backlog fails to materialize, we could experience a reduction in service revenue and a decline in profitability, which would result in a deterioration of our financial condition, profitability and liquidity.

We face significant competition in the markets we serve.

The outsourced steel services industry is highly competitive in most service categories and geographic regions. Direct competitors include Harsco Corporation through its MultiServ division, Edward C. Levy Co., the David J. Joseph Company and Stein Steel Mill Services, Inc. Certain of our competitors, in particular MultiServ, are companies or divisions or operating units of companies that have greater financial and other resources than we do. Competition is based largely upon service quality, price, past experience and reputation. In order to maintain competitiveness, we may be required to reduce our prices or make other concessions. Such actions could have a material adverse effect on our business, financial condition, results of operations and cash flows. On a larger scale, we also compete with the internal steel production support service capabilities of some of our customers, and, in some cases customers have replaced our services with internally provided support services. As a result, we may not be able to retain or renew our existing contracts, and we may not be able to continue to compete successfully against existing or new competitors. Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to work stoppages and increased labor costs resulting from labor union activity among our employees and those of our customers.

As of March 31, 2007, approximately 48% of our hourly employees are covered by collective bargaining agreements. Labor agreements with these unions expire periodically through October 2010. Approximately 6% of represented employees are covered by collective bargaining agreements that expire before March 31, 2008.

Our negotiations of new labor agreements with our union employees are time consuming and subject to many factors outside of our control, and we may not be successful in such negotiations. Each regularly scheduled negotiation of labor agreements may result in increased labor costs. If we are unable to negotiate new terms with our unionized labor successfully as their contracts become due, we could experience a work stoppage, which could adversely impact our results of operations or, in the worst case scenario, lead to the termination of contracts with one or more of our significant customers.

In addition, many of our customers have employees who are members of trade unions. Because our service revenue is primarily derived from steel mill production, a prolonged work stoppage or frequent work stoppages in our customers’ mills could cause a decline in production and a reduction in our revenue, profitability and cash flow.

We maintain business interruption insurance coverage for certain of our sites to help protect us in the event of a labor stoppage by a customer’s union, but such insurance may not cover our losses or our losses may be in excess of our insurance coverage.

Increases in energy prices could increase our operating costs and reduce profitability.

Worldwide political and economic conditions and extreme weather conditions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for us specifically. We consume approximately 10 million gallons of diesel fuel annually. We estimate that a 10% change in the price of fuel could affect cost from operations by approximately $2.1 million. To the extent that such costs cannot be passed to customers in the future on a timely basis or at all, whether as a result of price escalators or otherwise, operating income and results of operations may be adversely affected.

Some of our operations are subject to market price and inventory risk.

Although significant portions of our operations are more sensitive to changes in steel production than to changes in prices, certain of our business operations subject us directly to price and/or inventory risk. In particular:

•	we routinely maintain a limited quantity of unsold scrap inventory at two of our scrap processing facilities, subjecting us to inventory risk;

•

in order to ensure an adequate supply of raw materials to contracted customers, there are occasions when we may purchase quantities of raw materials, such as hot briquetted iron and scrap, in excess of immediate sales commitments. Similarly, we may have contractual commitments to provide certain raw materials to customers without a corresponding right to purchase all of the materials required to fulfill our commitment;

•	we typically have the right to sell for our own account, subject to royalty payments to the host mill, certain slag under our contracts; and

•	we generate a portion of our revenue in our outsourced purchasing activities from procurement fees that can be influenced by changes in prices, market conditions and competition.

If we are unable to manage inventory or price risk, our results of operations and profitability could be negatively impacted.

We expend significant funds and resources to integrate ourselves into our customers’ sites, but may not receive significant profits from such efforts for several years.

The development or expansion of our operations at our customers’ mill sites may involve a long payback cycle. Depending on the scope of services that we provide, we could expend significant funds and resources in connection with newly-added sites or services before such efforts result in any significant profits. We continue to review possible opportunities for establishing operations at new customer sites that will generate additional profits, but those opportunities, particularly with respect to scrap handling, slag processing and surface conditioning also require significant capital spending. For example, our cash flow used in investing activities in 2006 was $54.2 million, including $56.9 million in capital additions ($20.1 million of which was used towards capital spending in connection with new contracts, renewal of existing contracts or productivity improvements) and $1.7 million to acquire two companies that fit our strategic profile. For the year ended December 31, 2006, we have spent $56.9 million in capital additions including $20.1 million related to new sites and new services at existing sites, the performance of additional services or productivity improvements. If the profits anticipated from our capital spending are delayed or not consistent with our expectations, it could have a material adverse effect on our cash flows.

Our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations.

Our business and that of our customers are subject to extensive regulation related to protection of the environment, including requirements concerning the handling, storage and disposal of waste materials, air emissions, wastewater discharges, and the cleanup of contaminated sites. We and our customers are regulated and monitored by environmental agencies because of the high level of environmental risk in the steel industry. As a result, we have been involved from time to time in environmental regulatory or judicial proceedings. Environmental regulations are becoming increasingly stringent, and we may be subject to enhanced enforcement. If we are not in compliance with such requirements, we could be required to make significant expenditures to cure violations. In such circumstances, we could also be subject to material fines or penalties and, potentially, criminal sanctions.

Violations of environmental laws, accidents or releases of hazardous materials by us or our customers could result in temporary shutdowns or interruptions in our operations. If that happened, it could have a material adverse effect on our results of operations.

In addition, environmental laws regarding clean up of contamination may, in certain circumstances, impose joint and several liability, resulting in our liability for the cost of such cleanup, without regard to any negligence or fault on our part. Such laws may expose us to liability for conditions caused by others or by our acts that were in compliance with all applicable laws at the time such acts were performed, including environmental conditions arising with respect to premises we no longer occupy.

Our business involves a number of operating risks, and our failure to properly manage these risks could result in liabilities not fully covered by insurance and loss of future business and could have a material adverse effect on results of operations.

Our business activities involve certain operating hazards that can result in personal injury and loss of life, damage and destruction of operating equipment, damage to the surrounding areas, interruption or suspension of operations at a customer site and loss of revenue and future business. Under certain circumstances, we may be required to indemnify our customers against such losses even though we may not be at fault. While we have in place policies to minimize the risk of serious injury or death to our employees or other visitors to our operations, we may nevertheless be unable to avoid material liabilities for any such death or injury that may occur in the future, and these types of incidents may have a material adverse effect on our financial condition. Although we believe that we have obtained adequate insurance, there can be no assurance that our insurance will be sufficient or effective under all circumstances or against all claims or hazards to which we may be subject or that we will be able to continue to obtain adequate insurance protection. A successful claim for damage resulting from a hazard for which we are not fully insured could adversely affect our results of operations. In addition, if we were to be held responsible for an accident at one of our customer sites that resulted in significant losses to them and/or an interruption or suspension of their operations, we could lose such customer’s business. Moreover, such events may adversely affect our reputation in the steel industry, which may make it difficult to renew or extend existing contracts or gain new customers.

Equipment failure, adverse weather conditions and similar events could cause business interruptions that have a material adverse effect on our results of operations.

Our steel production support services depend on critical pieces of mobile heavy equipment, including steel slab carriers, large earth moving front-end loaders/track loaders, pot carriers, pallet carriers, hydraulic/cable cranes, large off-highway trucks, magnetic separating and processing plants, surface conditioning machines and other equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, fires, explosions or adverse weather conditions. Because the significant majority of our service revenue derives from volume of materials processed, business interruptions can have a material adverse effect on our results of operations. Furthermore, any interruption in service capability may require us to make large capital expenditures to remedy the situation, which could have a negative effect on our financial condition, profitability and cash flows. In addition, unexpected equipment failures by our customers or our customers’ other vendors might result in temporary shutdowns or interruptions in their operations that, in turn, might result in reduction of the services provided to these customers.

Although we maintain business interruption insurance, any recovery under this insurance coverage may not fully offset the lost revenue after cost of scrap shipments or increased costs that we experience during the disruption of operations. In addition to the lost revenue that may not be recoverable through insurance, longer-term business disruption could result in a loss of customers. If this were to occur, future sales levels, and, therefore, our profitability could be adversely affected.

If we fail to make accurate estimates in bidding for long-term contracts, it could adversely affect our profitability.

The majority of our revenue after cost of scrap shipments in 2006 was derived from locations where we have long-term contracts that typically have a term of five to 10 years. When bidding for a job, we are required to estimate the amount of production at a particular steel mill and the costs of providing services. In general, the higher the estimated volume of steel production at a site, the lower the unit price per volume of product handled or service provided that we can offer. Other estimates that will determine the unit price per volume that we can offer include local labor, transportation and equipment costs. If our volume estimates for a contract ultimately prove to be too high, or our cost estimates prove to be too low, our profitability under that contract will be adversely affected.

We may be subject to potential environmental and other liabilities associated with former businesses.

We may be subject to liability related to lines of business that we no longer own or operate, including liability related to subsidiaries that we have sold or spun off. Some of our former lines of business, engaged in environmentally sensitive businesses such as the operation of hazardous waste landfills. In addition, we and our former subsidiaries have been and may in the future be subject to asbestos-related personal injury claims. Although we have various indemnities, contractual protections, insurance coverage and legal defenses with respect to asbestos-related claims related to these former lines of business, we may be liable for such claims if the indemnities and contractual protections fail, if our insurance coverage is exhausted or if a court does not recognize our legal defenses. The discovery of material liabilities relating to former lines of business could have a material adverse effect on our business, financial condition or future prospects.

The future success of our business depends on maintaining existing and attracting new key personnel.

Success in our industry depends significantly on maintaining positive long-term relationships with customers and reacting advantageously to market changes, which in turn drive dependence on key personnel with personalized customer relations and specific industry know-how. The loss of Mr. Michael Coslov or other members of our senior management team, could adversely affect us. Our chief executive officer, chief financial officer and each of our other executive officers currently has an employment agreement with us. However, we cannot assure you that any of these individuals will remain with us. We currently do not have a life or disability insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers could have a material adverse effect on our business.

Furthermore, the success of our international growth strategy depends on our ability to attract key management with business contacts and favorable reputations in our target markets. Competition for such personnel can be intense. There can be no assurance that we will continue to be successful in attracting and retaining qualified personnel, and our inability to attract the right personnel could hinder our expansion plans, adversely affecting growth of our revenue after cost of scrap shipments and profitability.

Certain of our operations are dependent on access to freight transportation.

We rely on freight transportation to perform certain aspects of our business, and we could be unfavorably impacted by factors affecting transportation, including, but not limited to, the following:

•	Our inability to transport material on commercially reasonable terms if the preferred modes of transportation (i.e., barges, vessels, trucks, rail cars, etc.) are unavailable or uneconomical; and

•	We may incur demurrage or similar charges, which could be substantial, in the event of a delay in loading cargo when scheduled.

If we did not have access to freight transportation on reasonable terms, our ability to operate our business would be adversely affected.

We may not be able to sustain our competitive advantages in the future.

We believe that our market advantage is based on our unique ability to provide a combination of leading levels of service, cost-efficiency and technologically advanced products such as our Scrap OptiMiser™ and GenBlend® software packages. However, there can be no guarantee that we can maintain our competitive advantage in these areas. Our significant competitors, such as other full-service providers of outsourced steel services and the in-house service capabilities of our customers, have the potential to offer a similar suite of services or improve service levels. From time to time, small, local steel service businesses may receive expansion financing and attempt to compete with us, particularly on the basis of price. In addition, as new methods of optimizing scrap management are developed or new technologies gain increased market acceptance, we may find ourselves competing with more technologically sophisticated market participants. It is also possible that new competitors or alliances among existing and new competitors may emerge and rapidly acquire significant market share. Any of the foregoing may make it more difficult for us to compete effectively by reducing our revenues, profit margins and market share. Furthermore, loss of potential customers resulting from our failure to compete effectively may adversely affect our financial condition, results of operations and cash flows.

We are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit.

One of our business strategies is to pursue strategic acquisitions and joint ventures, both domestically and as part of our international expansion plans. Acquisition targets and joint ventures will be evaluated on their strategic fit and their ability to be accretive to earnings and, with respect to international acquisitions, broaden our global footprint. As part of our international acquisition growth strategy, we acquired Auximetal and purchased substantially all of the assets of U.S. Ferrous Trading, Inc. in the first quarter of 2006.

We continue to consider strategic acquisitions, some of which may be larger than those previously completed and could be material acquisitions. Integrating acquisitions is often costly and may require significant attention from management. Delays or other operational or financial problems that interfere with our operations may result. If we fail to implement proper overall business controls for companies we acquire or fail to successfully integrate these acquired companies in our processes, our financial condition and results of operations could be adversely affected. In addition, it is possible that we may incur significant expenses in the evaluation and pursuit of potential acquisitions that may not be successfully completed. Other risks inherent in our acquisition strategy include diversion of management’s attention and resources, failure to retain key personnel and risks associated with unanticipated events or liabilities. In addition, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we are required to test goodwill for impairment at least annually or more frequently if events or circumstances exist that indicate that goodwill may be impaired. As a result of changes in circumstances after valuing assets in connection with acquisitions, we may be required to take writedowns of intangible assets, including goodwill, which could be significant.

The expansion of our international operations will subject us to a variety of risks.

We currently operate at steel mills and plants located in the United States, Canada, France, Serbia and Slovakia and during 2006 we derived approximately 97% of our revenue after cost of scrap shipments from providing services and products to North American steel mills. In 2006, we implemented a number of international initiatives to expand our global footprint to China, South America and other countries throughout Europe and Asia. As a result, we will further become exposed to a variety of risks that may adversely affect results of operations, cash flows or financial position. These include the following:

•	periodic economic downturns in the countries in which we do business;

•	fluctuations in currency exchange rates;

•	customs matters and changes in trade policy or tariff regulations;

•	imposition of or increases in currency exchange controls and hard currency shortages;

•	changes in regulatory requirements in the countries in which we do business;

•	labor relations and works’ council and other regulatory requirements;

•	higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

•	longer payment cycles and difficulty in collecting accounts receivable;

•	complications in complying with a variety of foreign laws and regulations;

•	political, economic and social instability, civil unrest and armed hostilities in the countries in which we do business;

•	inflation rates in the countries in which we do business;

•	laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met; and

•	uncertainties arising from local business practices, cultural considerations and international political and trade tensions.

If we are unable to successfully manage the risks associated with our increasingly global business, our financial condition, cash flows and results of operations may be negatively affected.

The terms of our new credit facilities may restrict our current and future operations, particularly our ability to finance additional growth or take some strategic or operational actions.

Our new credit facilities are secured by substantially all of our assets and contain, and any future refinancing or additional debt instruments likely would contain, significant operating and financial restrictions. These restrictions may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Among other things, the agreements limit our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	make loans and investments;

•	enter into sale and leaseback transactions;

•	incur liens;

•	sell assets or merge with or into other companies; and

•	make capital expenditures.

In addition, our future debt or other contracts could contain covenants more restrictive than those in our new senior secured credit facilities. If we fail to satisfy our covenants, we will not be able to borrow under our new senior secured credit facilities and the lenders under our credit facilities could accelerate our debt and require immediate payment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

An increase in our debt service obligations may adversely affect our earnings and available cash.

Our new credit facilities include a senior secured ABL facility, a senior secured term loan credit facility and a senior secured synthetic letter of credit facility. The senior secured ABL facility includes two tranches consisting of (i) a $150.0 million aggregate principal amount last-in, first-out tranche (the “LIFO Tranche”) and (ii) a $15.0 million aggregate principal amount first-in, last-out tranche (“FILO Tranche”). The senior secured ABL facility includes a subfacility of $40.0 million under the LIFO Tranche that is available for letters of credit. On the closing date of the transaction our availability under the senior secured ABL facility was $121.2 and we drew $50.5 million. Also on that date, $16.5 million face amount of letters of credit were issued under the senior secured synthetic letter of credit facility. Our senior secured term loan credit facility is in the aggregate principal amount of $165.0 million and our synthetic letter of credit facility provides for an aggregate amount of $20 million of credit to be extended to us. See “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources—Indebtedness.”

To secure amounts outstanding under our new credit facilities, substantially all of our assets are pledged as security to the lenders. We expect to be able to repay the balance of our indebtedness and meet our other obligations through cash generated from operations. However, we may need to obtain new credit arrangements and other sources of financing in order to meet our future obligations and working capital requirements and to fund our future capital expenditures. Our ability to repay or refinance our outstanding debt and to fund our capital expenditures and other obligations depends on our successful financial and operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

An increase in our debt service obligations could adversely affect our earnings. Our debt service obligations could increase as a result of an increase in the amount outstanding under our senior secured ABL facility. Our debt service obligations could also increase as a result of an increase in interest rates. Our new credit facilities include provisions that require us to obtain within 180 days after the closing of the Acquisition, and maintain for a period of three years thereafter, interest rate protection as required to assure that at least fifty percent of our total debt be effectively subject to a fixed or maximum interest rate reasonably acceptable to the agents under such facilities. On the closing date of the Acquisition more than fifty percent of our total debt bore interest at a fixed rate and at closing we were not obligated to obtain incremental interest rate protection under these provisions. However, as part of our overall risk management strategy, we entered into interest rate swaps where we swapped our variable rate for a fixed LIBOR rate of 5.029% on a notional amount of $120.0 million.

We are controlled by a principal equityholder whose interest in our business may be different than yours.

Onex beneficially owns approximately 91% of our outstanding common stock and our amended and restated certificate of incorporation provides that the directors nominated by Onex are each entitled to two votes in respect of any board action and, as a result, the Onex nominees will control the voting of the board of directors.

Accordingly, Onex controls our business affairs and policies. Circumstances may occur in which the interests of our principal equityholder could conflict with the interests of the holders of the notes. In addition, Onex may have an interest in pursuing acquisitions, divestitures or other transactions that, in its judgment, could enhance its stock investment, even though such transactions might involve risks to holders of the notes.

For additional information regarding the share ownership of and our relationships with Onex, see “The Transactions” and “Certain Relationships and Related Transactions and Director Independence.”

Our pension and other post-employment benefit plans are currently underfunded or unfunded and we have to make cash payments, which may reduce the cash available for our business.

Certain of our pension plans were underfunded when their assets and liabilities were last computed. We have made cash payments of approximately $0.3 million to the underfunded pension plans during the year ended December 31, 2006, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. The funded status of the plans may be adversely affected by the investment experience of the plans’ assets in both the United States and Canada, by any changes in the law either in the United States or Canada, and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability. Accordingly, if the performance of our plans’ assets does not meet our expectations, if there are changes to the U.S. Internal Revenue Service (the “IRS”) regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plans could be higher than we expect.

In addition, we have contractual obligations pursuant to collective bargaining agreements to make payments for employees and could be required to provide additional benefits based on changes in participation in union defined benefit plans.

We also have certain post-employment benefit plans that provide health care benefits primarily to retired employees. The plans are not funded; we pay post-employment benefits as required for individual participants. During the year ended December 31, 2006, we paid $0.4 million of benefits under these plans. If health care costs or other actuarial assumptions differ from our expectations, future benefit payments under these plans could be greater than anticipated.

Risk Factors Relating to the Notes

Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the notes.

Our business may not generate sufficient cash flow from operating activities. Our ability to make payments on and to refinance our debt, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Lower revenues, or higher provision for uncollectibles, generally will reduce our cash flow.

We cannot assure you that our future cash flow from operations or borrowings under our senior secured ABL facility, our senior secured term loan credit facility and our senior secured synthetic letter of credit facility will be sufficient to enable us to service our debt, including the notes, or to meet our other obligations and commitments. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing all or a portion of our debt, including the notes, selling material assets or operations or raising additional debt or equity capital. We cannot assure you that we could effect any of these actions on a timely basis, on commercially reasonable terms or at all, or that these actions would be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements, including the credit agreements governing our new senior secured credit facilities and the indenture governing the notes, may restrict us from effecting any of these alternatives.

If we fail to make scheduled payments on our debt or otherwise fail to comply with our covenants, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	our secured debt lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.

Repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes. Since Holdco is a holding company with no significant operations, the guaranty by it provides little, if any, additional credit support for the notes and investors should not rely on this guaranty in evaluating an investment in the notes.

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We currently have a significant amount of indebtedness. On March 31, 2007, our total debt was $444.1 million, including $50.9 million of borrowings under our senior secured ABL facility, $165.0 million of borrowings under our senior secured term loan credit facility, $225.0 million of the notes, and $3.2 million of capital lease obligations and other debt. In addition, subject to restrictions in the indenture governing the notes and the credit agreements governing our new senior secured credit facilities, we may incur additional debt.

Our substantial debt could have important consequences to you as a holder of notes, including the following:

•	it may be more difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, including the notes;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow for payments on the notes and other debt, which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt; and

•	our ability to borrow additional funds or to refinance debt may be limited.

Any of the above listed factors could materially adversely affect our business, financial condition and results of operations. Furthermore, all of our debt under our new senior secured credit facilities will bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify. See “Description of the New Senior Secured Credit Facilities.”

The indenture governing the notes and the credit agreements governing our new senior secured credit facilities impose significant operating and financial restrictions, particularly our ability to respond to changes in our business or to take certain actions. If we fail to comply with any of these restrictions, our debt could be accelerated, and we may not be able to make payments on the notes.

The indenture governing the notes and the credit agreements governing our new senior secured credit facilities will impose significant operating and financial restrictions. These restrictions may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Among other things, the agreements limit our ability and the ability of our subsidiaries to:

•	incur or guarantee additional debt;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	create or incur liens;

•	make certain loans or investments;

•	make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions; and

•	engage in transactions with affiliates.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative financings could be obtained, or, if obtained, would be on terms acceptable to us. In addition, the holders of the notes will have no control over any waivers or amendments with respect to any debt outstanding other than the notes governed by the indenture. We cannot assure you that, even if the holders of the notes agree to waive or amend the covenants contained in the indenture, the holders of our other debt will agree to do the same with respect to their debt instruments.

In addition, the credit agreement governing our senior secured ABL facility will require us to meet a minimum fixed charge coverage ratio if the availability thereunder falls below a specified threshold. We may not be able to maintain the required fixed charge coverage ratio. See “Description of the New Senior Secured Credit Facilities.”

If a breach of any covenant or restriction contained in our financing agreements results in an event of default, those lenders could discontinue lending, accelerate the related debt (which could accelerate other debt) and declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with additional funds. In the event of an acceleration of our debt, we may not have or be able to obtain sufficient funds to make any accelerated payments, including those on the notes.

Your right to receive payments on the notes is junior to our existing and future senior debt, and the existing and future senior debt of the guarantors, including borrowings under our new senior secured credit facilities.

The notes and the guarantees will rank behind all of our and the guarantors’ existing senior debt, including our and their obligations under the new senior secured credit facilities, and all of our and the guarantors’ future senior debt. As a result, upon any distribution to our or the guarantors’ creditors in a bankruptcy, liquidation, reorganization or similar proceeding involving us or a guarantor or our or their property, the holders of senior debt would be entitled to be paid in full before any payment could be made with respect to the notes or the guarantees. In these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of notes may receive less, ratably, than holders of our senior debt.

In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the guarantors or our or their property, holders of the notes would participate with trade creditors and all other holders of our and the guarantors’ unsubordinated obligations. Because the indenture governing the notes will require that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of unsubordinated obligations, including trade payables.

In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on designated senior debt, including debt under our new senior secured credit facilities. See “Description of the Notes—Ranking—Payment of Notes.”

At March 31, 2007, the notes and the guarantees were subordinated to $215.9 million of senior debt and up to approximately $97.8 million of additional senior debt would have been available to us for borrowing under our senior secured ABL facility. In addition, we may incur certain amounts of additional debt, including senior debt, in the future as permitted by the indenture governing the notes, and the credit agreements governing our new senior secured credit facilities. See “Description of the New Senior Secured Credit Facilities” and “Description of the Notes.”

The notes are not secured by our assets and the lenders under our new senior secured credit facilities will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

In addition to being subordinated to all our and the guarantors’ existing and future senior debt, the notes and the guarantees will not be secured by any of our or their assets. Loans under our senior secured ABL facility will be secured by a perfected first-priority lien on all accounts receivable, inventory and cash proceeds therefrom and a perfected second-priority lien on all other property and assets of Tube City IMS Corporation and its subsidiary guarantors including the outstanding capital stock of Tube City IMS Corporation and its subsidiaries. Loans under our senior secured term loan credit facility and senior secured synthetic letter of credit facility will be secured by a perfected first-priority lien on all property and assets (other than accounts receivable and inventory) and outstanding capital stock of Tube City IMS Corporation and its subsidiary guarantors and a perfected second-priority lien on all accounts receivable and inventory of Tube City IMS Corporation and its subsidiary guarantors. See “Description of the New Senior Secured Credit Facilities.” If we become insolvent or are liquidated, or if payment under our new senior secured credit facilities or in respect of any other secured indebtedness is accelerated, the lenders under our new senior secured credit facilities or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our new senior secured credit facilities or other senior debt). Upon the occurrence of any default under our new senior secured credit facilities (and even without accelerating the indebtedness under our new senior secured credit facilities), the lenders may be able to prohibit the payment of the notes and the guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes.

Despite our current levels of debt, we may still incur substantially more debt and increase the risks associated with our proposed leverage.

At March 31, 2007, we had up to approximately $97.8 million available to us for additional borrowings under our senior secured ABL facility. Any amount borrowed under our senior secured ABL facility will be secured and senior to the notes. We may also be able to incur substantial additional debt in the future. The terms of the indenture governing the notes and the credit agreements governing our new senior secured credit facilities will not fully prohibit us from doing so. If we incur any additional debt that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any bankruptcy, liquidation, reorganization or similar proceeding. If new debt is added to our current debt levels, the related risks that we now face could intensify. See “Description of the New Senior Secured Credit Facilities.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest (including special interest), if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our new senior secured ABL facilities will not allow such repurchases. See “Description of the Notes—Change of Control.”

Federal and state laws permit courts to void guarantees under certain circumstances and would require you to return payments received from the guarantors in specific circumstances.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of a guarantor, if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee, received less than reasonably equivalent value or fair consideration for the issuance of such guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes and the obligations under our senior secured credit facilities, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

There is currently no public market for the notes and it is possible that an active trading market for the initial notes or the exchange notes may not develop, in which case you may not be able to resell your notes at their fair value or at all.

There is currently no public market for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers that they currently intend to make a market in the exchange notes upon completion of the exchange offer. However, the initial purchasers may cease their market-making at any time. We do not intend to apply for listing the notes on any securities exchange. The initial notes have been designated as eligible for trading on The PORTAL(SM) Market.

THE TRANSACTIONS

On November 10, 2006, an affiliate of Onex Partners II, Metal Services Acquisition Corp., or Acquiror, entered into a stock purchase agreement with our current owners, including Mill Services Holdings, LLC. Pursuant to this agreement, Acquiror agreed to acquire 100% of our capital stock for an aggregate purchase price of approximately $62.8 million on a debt-free, cash-free basis, subject to certain post-closing adjustments. Acquiror has assigned its rights under the stock purchase agreement to Merger Sub, an indirect wholly-owned subsidiary of the Acquiror. Merger Sub and its parent Holdco were formed by Acquiror for purposes of the Transactions.

The Acquisition was financed through:

•	equity investments in Acquiror by Onex of $198.5 million.

•

rollover and cash investments by certain members of our management of $19.7 million. These investments were made by investing cash or contributing a portion of the shares of our common stock to Acquiror in exchange for shares of Acquiror.

•	an initial draw of $50.5 million on a senior secured ABL facility with a syndicate of lenders in an aggregate principal amount of $165.0 million,

•	a senior secured term loan credit facility with a syndicate of lenders in an aggregate principal amount of $165.0 million,

•	a senior secured synthetic letter of credit facility in an aggregate principal amount of $20.0 million, and

•	the offering by us of $225.0 million of the initial notes.

The proceeds from the equity contribution by Onex and by our management were contributed to Acquiror and Acquiror contributed them to Merger Sub. Immediately following the closing of the transactions contemplated by the stock purchase agreement, Merger Sub, which was an issuer of the initial notes and a borrower under the new senior secured credit facilities, merged with and into us and all of our capital stock is held by Holdco. As a result of the merger of Merger Sub with and into us, we became the sole issuer of the notes and sole borrower under the new senior secured credit facilities and we assumed the respective obligations thereunder by operation of law.

THE EXCHANGE OFFER

Exchange Offer

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $225,000,000 aggregate principal amount of initial notes properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The exchange offer is being made with respect to any and all of the initial notes.

As of the date of this prospectus, $225,000,000 aggregate principal amount of the initial notes is outstanding. This prospectus, together with the accompanying letter of transmittal, is first being sent on or about June 8, 2007 to all holders of initial notes registered on our note register. Our obligation to accept initial notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under “—Conditions of the Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect

We sold the initial notes on January 25, 2007 to Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. as the initial purchasers pursuant to a purchase agreement in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the initial notes may not be reoffered, resold or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available. As part of the offering of the initial notes, we and the guarantors entered into an exchange and registration rights agreement with the initial purchasers. The exchange and registration rights agreement requires, unless the exchange offer is not permitted by applicable law or SEC policy, that we and the guarantors:

•	within 180 days after the closing of the offering, file the registration statement of which this prospectus forms a part with the SEC with respect to the exchange offer;

•

within 270 days after the closing of the offering, use commercially reasonable efforts to cause the registration statement of which this prospectus forms to be declared effective under the Securities Act;

•	as soon as practicable after the effectiveness of the exchange offer registration statement (the “Effectiveness Date”), offer the exchange notes in exchange for surrender of the notes; and

•	keep the exchange offer open for at least 30 days (or longer if required by applicable law) after the date notice of the registered exchange offer is mailed to the holders.

Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the initial notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. Following the completion of the exchange offer (except as set forth in the paragraph immediately below), holders of initial notes not tendered will not have any further registration rights, except under limited circumstances, and those initial notes will continue to be subject to the restrictions on transfer described above. Accordingly, the liquidity of the market for the initial notes could be adversely affected upon consummation of the exchange offer.

In the event that:

(1)	applicable interpretations of the staff of the SEC do not permit us to effect such a registered exchange offer; or

(2)	for any other reason we do not consummate the Registered Exchange Offer within 300 days of the closing date of the offering (the “Issue Date”); or

(3)	an initial purchaser of the notes shall notify us following consummation of the registered exchange offer that notes held by it are not eligible to be exchanged for exchange notes in the registered exchange offer; or

(4)	certain holders are prohibited by law or SEC policy from participating in the registered exchange offer or may not resell the exchange notes acquired by them in the registered exchange offer to the public without delivering a prospectus, then, we will, subject to certain exceptions,

(1)	promptly file a shelf registration statement (the “Shelf Registration Statement”) with the SEC covering resales of the Notes or the Exchange Notes, as the case may be;

(2)

(A) in the case of clause (1) above, use our commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 300th day after the Issue Date and (B) in the case of clause (2), (3) or (4) above, use our commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 60th day after the date on which the Shelf Registration Statement is required to be filed; and

(3)	keep the Shelf Registration Statement effective until the earliest of (A) the time when the Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the Issue Date and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

Although we intend to file the registration statement previously described, we cannot assure you that the registration statement will be filed or, if filed, that it will become effective.

We will pay additional cash interest on the notes and Exchange notes, subject to certain exceptions,

(1)	if we fail to file an exchange offer registration statement with the SEC on or prior to the 180th day after the Issue Date,

(2)

if the exchange offer registration statement is not declared effective by the SEC on or prior to the 270th day after the Issue Date or, if obligated to file a Shelf Registration Statement pursuant to clause 2(A) above, a Shelf Registration Statement is not declared effective by the SEC on or prior to the 300th day after the Issue Date,

(3)	if the exchange offer is not consummated on or before the 300th day after the Issue Date,

(4)	if obligated to file the Shelf Registration Statement pursuant to clause 2(B) above, the Company fails to file the Shelf Registration Statement with the SEC on or prior to the 30th day (the “Shelf Filing Date”) after the date on which the obligation to file a Shelf Registration Statement arises,

(5)	if obligated to file a Shelf Registration Statement pursuant to clause 2(B) above, the Shelf Registration Statement is not declared effective on or prior to the 60th day after the Shelf Filing Date, or

(6)	after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions);

(each such event referred to in the preceding clauses (1) through (6), a “Registration Default”);

from and including the date on which any such Registration Default shall occur to, but excluding, the date on which all Registration Defaults have been cured.

The rate of the additional interest will be $0.05 per week per $1,000 principal amount of notes for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional $0.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of $0.30 per week per $1,000 principal amount of notes. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the notes and the exchange notes.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued pursuant to the exchange offer in exchange for initial notes may be offered for resale, resold and otherwise transferred by holders thereof, other than any holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act, or a broker-dealer who purchased initial notes directly from us to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of business of the holder and the holder is not participating, does not intend to participate and does not have an arrangement or understanding with any person to participate in the distribution of such exchange notes. Any holder who tenders in the exchange offer for the purpose, or with the intention, of participating in a distribution of the exchange notes, or who is our affiliate, cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and such secondary resale transaction must be covered by an effective registration statement under the Securities Act containing the selling securityholder’s information required by Regulation S-K under the Securities Act, unless an exemption from registration is otherwise available. The foregoing is based on existing interpretations of the Securities Act by the SEC. We do not intend to seek our own no-action letter, and there is no assurance that the SEC staff would make a similar determination with respect to the exchange notes. If this interpretation is inapplicable, and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not assume, or indemnify holders of notes against, any such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. See “Plan of Distribution”. Broker-dealers who acquired initial notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the initial notes.

Consequences Of Failure To Exchange Initial Notes

To the extent initial notes are tendered and accepted in the exchange offer, the principal amount at maturity of initial notes will be reduced by the amount so tendered and a holder’s ability to sell untendered initial notes could be adversely affected. In addition, after the completion of the exchange offer, the initial notes will remain subject to restrictions on transfer. Since the initial notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of initial notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading “—Purpose and Effect.”

Accordingly, the initial notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•

for so long as the initial notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A;

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or Rule 904 under the Securities Act; or

•

pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee);

in each case in accordance with any applicable securities laws of any state of the United States.

Upon completion of the exchange offer, due to the restrictions on transfer of the initial notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for initial notes will be relatively less liquid than the market for exchange notes. Consequently, holders of initial notes who do not participate in the exchange offer could experience significant diminution in the value of their initial notes, compared to the value of the exchange notes.

Terms Of The Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all initial notes that are validly tendered on or prior to 5:00 p.m. New York City time, on the expiration date. For each initial note surrendered to us pursuant to the exchange offer, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered note. We will issue $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding initial notes accepted in the exchange offer. Holders who have tendered their initial notes may withdraw their tender of initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of initial notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the exchange and registration rights agreement. See “—Conditions of the Exchange Offer.”

The form and terms of the exchange notes are substantially the same as the form and terms of the initial notes, except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the initial notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the initial notes were issued.

As of the date of this prospectus, $225,000,000 in aggregate principal amount of the initial notes is outstanding. Only a holder of the initial notes, or such holder’s legal representative or attorney-in-fact, may participate in the exchange offer. We will not fix a record date for determining holders of the initial notes entitled to participate in the exchange offer.

We will be deemed to have accepted validly tendered initial notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of initial notes and for the purpose of receiving the exchange notes from us.

If any tendered initial notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, the certificates for any such unaccepted initial notes will be returned, without expense, to the tendering holder promptly after the expiration date.

Holders who tender initial notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of initial notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be July 9, 2007, at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent of any extension by written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. This public announcement will also disclose the approximate aggregate principal amount of initial notes tendered to date.

We reserve the right, in our sole discretion, if any of the conditions set forth below under “— Conditions of the Exchange Offer” shall not have been satisfied:

•	to delay accepting any initial notes;

•	to extend the exchange offer;

•	to terminate the exchange offer;

in each case by giving written notice of such delay, extension or termination to the exchange agent; and

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose such amendments by means of a prospectus supplement that we will distribute to the registered holders of the initial notes. Modification of the exchange offer, including, but not limited to:

•	extension of the period during which the exchange offer is open; and

•	waiver of satisfaction of the conditions set forth below under “—Conditions of the Exchange Offer”

may require that at least five business days remain in the exchange offer.

Conditions Of The Exchange Offer

Notwithstanding any other term of the exchange offer, we are not required to accept for exchange, or to exchange the exchange notes for, any initial notes not previously accepted for exchange, and we may terminate or amend the exchange offer as provided herein before the expiration of the exchange offer, if any of the following events shall occur:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency which would be reasonably likely to materially impair our ability to proceed with the exchange offer, or there shall have occurred any material adverse development in any existing action or proceeding with respect to us or any of our subsidiaries; or

•	the exchange offer shall violate any applicable law, rule, regulation or interpretation of the staff of the SEC; or

•	any governmental approval which we shall deem necessary for the consummation of the exchange offer as contemplated by this prospectus shall not have been obtained.

If we determine in our reasonable discretion that any of these conditions are not satisfied (or any of such events shall have occurred), we may (1) refuse to accept any initial notes and return all tendered initial notes to the tendering holders and/or terminate the exchange offer, (2) extend the exchange offer and retain all initial notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such initial notes as described in “—Withdrawal Rights” or (3) waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered initial notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the initial notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

Holders may have certain rights and remedies against us under the registration rights agreement should we fail to consummate the exchange offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

The foregoing conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to such conditions or we may waive them in whole or in part at any time and from time to time in our reasonable discretion; provided, that, all conditions to the exchange offer other than those dependent upon receipt of necessary government approvals must be satisfied or waived by us before the exchange offer expires. If we decide to waive any of the foregoing conditions, we will expressly announce the decision in a manner reasonably calculated to inform holders of the waiver. Any failure by us at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Interest

The exchange notes will bear interest at a rate equal to 9 3/4% per annum. We will pay interest on the notes twice a year, on each February 1 and August 1, beginning August 1, 2007. See “Description of the Notes.”

Procedures For Tendering Initial Notes

Only a holder of initial notes may tender the initial notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition, (1) certificates for the initial notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, (2) a timely confirmation of a book-entry transfer of such initial notes, if that procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or (3) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—The Exchange Agent; Assistance” prior to the expiration date.

The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

THE METHOD OF DELIVERY OF INITIAL NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR INITIAL NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUSTS COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

Any beneficial owner whose initial notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner’s initial notes, either make appropriate arrangements to register ownership of the initial notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless initial notes tendered pursuant thereto are tendered (1) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” in the letter of transmittal or (2) for the account of such an eligible guarantor institution. If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any initial notes listed therein, the initial notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the initial notes.

If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered initial notes in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular initial notes, but if we waive any condition of the exchange offer, we will waive that condition for all holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of initial notes, neither we nor the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding after the expiration date or to terminate the exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such initial notes or a timely confirmation of a book-entry transfer of such initial notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal (or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of an agreement to be bound by the letter of transmittal), and all other required documents. If any tendered initial notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder thereof, or, in the case of initial notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, such nonexchanged initial notes will be credited to an account maintained with DTC, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of initial notes being tendered by causing DTC to transfer such initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of initial notes may be effected through book-entry transfer at DTC, the letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—The Exchange Agent; Assistance” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Alternatively, participants may use DTC’s Automated Tender Offer Program, or ATOP, to process exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system in lieu of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender initial notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must reflect that the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

Other than holders whose initial notes are held through DTC, holders who wish to tender their initial notes and whose initial notes are not immediately available, or who cannot deliver their initial notes or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date, may tender their initial notes according to the guaranteed delivery procedures set forth in the letter of transmittal. Pursuant to such procedures:

•	the holder tenders through an eligible guarantor institution and signs a notice of guaranteed delivery;

•

on or prior to the expiration date, the exchange agent receives from the holder and the eligible guarantor institution a written or facsimile copy of a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, setting forth the name and address of the holder, the certificate number or numbers of the tendered initial notes, and the principal amount of tendered initial notes, stating that the tender is being made thereby and guaranteeing that, within five business days after the date of delivery of the notice of guaranteed delivery, the tendered initial notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible guarantor institution with the exchange agent; and

•

such properly completed and executed documents required by the letter of transmittal and the tendered initial notes in proper form for transfer are received by the exchange agent within five business days after the expiration date.

Any holder who wishes to tender initial notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such initial notes prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance Of Initial Notes For Exchange; Delivery Of Exchange Notes

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all initial notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly after expiration of the exchange offer. For purposes of the exchange offer, we shall be deemed to have accepted validly tendered initial notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

In all cases, issuances of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after the exchange agent timely receives such initial notes, a properly completed and duly executed letter of transmittal and all other required documents; provided, however, we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If we do not accept any tendered initial notes for any reason, we will return such unaccepted initial notes without expense to the tendering holder thereof promptly after the expiration or termination of the exchange offer.

Withdrawal Rights

Holders may withdraw tenders of initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For the withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address set forth under “—The Exchange Agent; Assistance.” The notice of withdrawal must:

•	specify the name of the person who tendered the initial notes to be withdrawn;

•	identify the initial notes to be withdrawn, including the certificate number or numbers and principal amount of withdrawn initial notes;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such initial notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an eligible guarantor institution together with the other documents required upon transfer by the indenture; and

•	specify the name in which such initial notes are to be registered, if different from the person who deposited the initial notes, pursuant to such documents of transfer.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices in our sole discretion. The initial notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any initial notes which have been tendered for exchange but which are withdrawn will be returned to their holder without cost to such holder promptly after withdrawal. Properly withdrawn initial notes may be retendered by following one of the procedures described under “—Procedures for Tendering Initial notes” at any time on or prior to the expiration date.

The Exchange Agent; Assistance

The Bank of New York is the exchange agent. All tendered initial notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

By Registered and Certified Mail:

The Bank of New York

Corporate Trust Operations

101 Barclay Street – 7 East

New York, NY 10286

Attention: David Mauer

By Overnight Courier or Regular Mail:

The Bank of New York

Corporate Trust Operations

101 Barclay Street – 7 East

New York, NY 10286

Attention: David Mauer

By Hand Delivery:

The Bank of New York

Corporate Trust Operations

101 Barclay Street – 7 East

New York, NY 10286

Attention: David Mauer

Or

By Facsimile Transmission: (212) 298-1915

Confirm Facsimile By Telephone Or For Information Call: (212) 815-3687

Fees And Expenses

We will bear all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement, including, without limitation:

•	all registration and filing fees, including fees and expenses of compliance with state securities or blue sky laws;

•	printing expenses, including expenses of printing certificates for the exchange notes in a form eligible for deposit with DTC and of printing prospectuses;

•	messenger, telephone and delivery expenses;

•	fees and disbursements of our counsel;

•	fees and disbursements of our independent public accountants;

•	rating agency fees; and

•	our internal expenses, including all salaries and expenses of our officers and employees performing legal or accounting duties.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of initial notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize expenses of the exchange offer over the term of the exchange notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds or incur any additional indebtedness as a result of the issuance of the exchange notes pursuant to the exchange offer.

We used the proceeds from the sale of the initial notes, together with the cash investment by Onex and certain members of our management, to consummate the transactions and pay related transaction expenses.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following pro forma consolidated financial statements present Tube City IMS Corporation’s results of operations resulting from the Transactions pursuant to which Acquiror acquired Tube City IMS Corporation. The following unaudited pro forma condensed consolidated financial statements have been developed by applying pro forma adjustments to our historical audited and unaudited condensed consolidated financial statements of operations included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006, the three months ended March 31, 2007 and the three months ended March 31, 2006 have been prepared as if the Transactions occurred on January 1, 2006.

The unaudited pro forma condensed consolidated financial data is presented for informational purposes only and does not purport to represent what our results of operations would actually have been had the Transactions occurred on the dates specified or to project our results of operations, financial position or cash flows for any future period or date. The pro forma adjustments are based on available information and certain adjustments that we believe are reasonable and necessary to present fairly the information presented in the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying footnotes.

The unaudited condensed consolidated pro forma financial statements have been prepared to give effect to the Transactions based on the following assumptions:

•	Our new senior secured credit facilities, consisting of:

•

a senior secured ABL facility with a syndicate of lenders in an aggregate principal amount of $165.0 million and $30.2 million, net drawn at closing of the Transactions (The $30.2 million was determined based on the actual initial draw on the ABL facility of $50.5 million less the $20.3 million that was outstanding on the previous revolving credit facility immediately prior to the Transactions);

•	a senior secured term loan credit facility with a syndicate of lenders in an aggregate principal amount of $165.0 million; and

•	a senior secured synthetic letter of credit facility in an aggregate principal amount of $20.0 million;

•	The repayment of all amounts outstanding under our existing credit facilities and the termination of the underlying facility.

•	The payment of related fees and expenses totaling approximately $18.6 million.

The unaudited pro forma financial information and the accompanying notes should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors” and the condensed consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Operations

Year ended December 31, 2006

(In thousands of dollars)

	Year ended December 31, 2006 historical	Pro forma adjustments		Year ended December 31, 2006 pro forma
Revenue:
Revenue from sale of materials	$1,043,103	$—		$1,043,103
Service revenue	332,496	—		332,496

Total revenue	1,375,599	—		1,375,599
Costs and expenses:
Cost of scrap shipments	998,120	—		998,120
Site operating costs	242,537	—		242,537
Selling, general and administrative expenses	43,959	—		43,959
Expenses associated with withdrawn public offerings	2,734			2,734
Depreciation	48,045	5,860	(a)	53,905
Amortization	7,211	720	(b)	7,931

Total costs and expenses	1,342,606	6,580		1,349,186

Income from operations	32,993	(6,580)		26,413
Other expense:
Interest expense, net	(33,941)	(6,820	)(c)	(40,761)
Loss income from equity investments	(5)	—		(5)

Income (loss) before income taxes	(953)	(13,400)		(14,353)
Income tax (expense) benefit	(317)	5,327	(d)	5,010

Net loss	$(1,270)	$(8,073)		$(9,343)

(a)	Pro forma adjustment to reflect the additional depreciation expense that results from recording property, plant and equipment at fair value upon consummating the Transactions. The Transactions resulted in an estimated increase in the carrying value of property, plant and equipment of approximately $23.4 million which will be depreciated over an estimated average useful life of 4 years.
(b)	Pro forma adjustment to reflect the additional amortization expense that will result from recording finite lived intangible assets at fair value upon consummating the Transactions. The transaction resulted in an estimated increase in the carrying value of finite lived intangible assets of approximately $33.1 million an estimated increase in the average expected lives of the intangible assets from 16.67 years to 18.93 years.
(c)	Pro forma adjustment to reflect additional interest expense associated with the Transactions. On a pro forma basis, we assume that interest expense incurred under the Second Amended and Restated Credit Facility would be replaced by interest expense on the senior secured ABL facility, the senior secured term loan credit facility and the notes offered hereby. The following table summarizes the pro forma interest expense related to those items and calculates the pro forma adjustments.

	Average balance	Average Interest Rate	Interest Expense
New senior secured ABL facility	$41,328	6.96%	$2,876
New first lien term loan facility	164,381	7.35%	12,082
Senior Subordinated Notes	225,000	9.75%	21,938
Amortization of deferred financing costs			2,267

Total pro forma interest expense to be added			39,163
Less: Interest expense related to existing credit facility			(32,343)

Pro Forma Adjustment			$6,820

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Operations—(Continued)

Year ended December 31, 2006

(In thousands of dollars)

The Average Interest Rate assumes a LIBOR rate of 5.10% plus the applicable margin on the senior secured ABL facility and the senior secured term loan credit facility. A change in the average LIBOR rate of 0.125% would change our pro forma income before taxes for the year ended December 31, 2006 by approximately $0.3 million. The pro forma interest on the senior secured ABL facility assumes that a $15 million tranche will carry interest of LIBOR plus 2.50% and remaining amounts will be issued in a tranche with an interest rate of LIBOR plus 1.50%. We assume an average spread of 1.86% for the year ended December 31, 2006. We assume the average balance was equal to our actual outstanding average revolving bank borrowing balance for the year ended December 31, 2006 of $11.1 million plus $30.2 million we assume was issued on a pro forma basis on January 1, 2006. We assume that the new first lien term facility resulted in initial proceeds of $165.0 million on January 1, 2006 and that repayments of $1.65 million annually are made in equal quarterly installments. We assume a rate of interest of LIBOR plus 2.25%. We assume that the notes are issued at par value of $225,000 with a stated interest rate of 9.75%.

(d)	Pro forma adjustment to reflect an income tax benefit at 39.75% of the pro forma pre-tax loss.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Operations

Three months ended March 31, 2007

(In thousands of dollars)

	Period from January 26, 2007 to March 31, 2007 as reported	Pro forma adjustments		Three months ended March 31, 2007 pro forma
Revenue:
Revenue from sale of materials	$209,806	$74,592	(a)	$284,398
Service revenue	64,142	20,568	(a)	84,710

Total revenue	273,948	95,160		369,108
Costs and expenses:
Cost of scrap shipments	202,925	70,656	(a)	273,581
Site operating costs	46,295	17,917	(a)	64,212
Selling, general and administrative expenses	8,051	3,333	(a)	11,384
Depreciation	9,996	3,694	(b)	13,690
Amortization	1,485	557	(c)	2,042

Total costs and expenses	268,752	96,157		364,909

Income from operations	5,196	(997)		4,199
Other expense:
Interest expense, net	(8,236)	(2,635	)(d)	(10,871)
Loss income from equity investments	—	—		—

Income (loss) before income taxes	(3,040)	(3,632)		(6,672)
Income tax (expense) benefit	941	792	(e)	1,733

Net loss	$(2,099)	$(2,840)		$(4,939)

(a)	Pro forma adjustment to reflect operating results for the period from January 1, 2006 to January 25, 2007 based on actual predecessor company results for that period.
(b)	Pro forma adjustment to reflect the actual depreciation expense incurred by the predecessor company during the period from January 1, 2007 to January 25, 2007, plus the additional depreciation expense that results from recording property, plant and equipment at fair value upon consummating the Transactions. The Transactions resulted in an estimated increase in the carrying value of property, plant and equipment of approximately $23.4 million which will be depreciated over an estimated average useful life of 4 years.
(c)	Pro forma adjustment to reflect the actual amortization expense incurred by the predecessor company during the period from January 1, 2007 to January 25, 2007, plus the additional amortization expense that results from recording finite lived intangible assets at fair value upon consummating the Transactions. The transaction resulted in an estimated increase in the carrying value of finite lived intangible assets of approximately $33.1 million an estimated increase in the average expected lives of the intangible assets from 16.67 years to 18.93 years.
(d)	Pro forma adjustment to reflect actual interest expense incurred by the predecessor company plus the additional interest expense associated with the Transactions. On a pro forma basis, we assume that interest expense incurred under the Second Amended and Restated Credit Facility would be replaced by interest expense on the senior secured ABL facility, the new first lien term loan facility and the Notes offered hereby. The following table summarizes the pro forma interest expense related to those items and calculates the pro forma adjustments.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Operations—(Continued)

Three months ended March 31, 2007

(In thousands of dollars)

	Average balance	Average Interest Rate	Interest Expense
New senior secured ABL facility	$50,500	7.16%	$251
New first lien term loan facility	163,350	7.61%	863
Notes offered hereby	225,000	9.75%	1,523
Amortization of deferred financing costs			158

Total pro forma interest expense to be added			2,795
Interest expense incurred by predecessor company during period from January 1, 2005 to January 25, 2005			2,265
Less: Interest expense related to Second Amended and Restated Credit Facility			(2,425)

Pro Forma Adjustment			$2,635

The Average Interest Rate assumes a LIBOR rate of 5.36% plus the applicable margin on the senior secured ABL facility and the new first lien term loan facility. A change in the average LIBOR rate of 0.125% would not result in a material change in our pro forma interest expense for the three months ended March 31, 2007. The pro forma interest on the senior secured ABL facility assumes that a $15 million tranche will carry interest of LIBOR plus 2.50% and remaining amounts will be borrowed in a tranche with an interest rate of LIBOR plus 1.50%. We assume an average spread of 1.80% for the nine months ended September 30, 2006. We assume the average balance was equal to our actual initial draw upon consummation of the Transactions. We assume that the new first lien term facility resulted in initial proceeds of $165.0 million on January 1, 2006 and that repayments of $1.65 million annually are made in equal quarterly installments. We assume a rate of interest of LIBOR plus 2.25%. We assume that the notes are issued at par value of $225,000 with a stated interest rate of 9.75%.

(e)	Pro forma adjustment to adjust to an estimated pro forma effective tax rate of 26.0% for three months ended March 31, 2007.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Operations

Three months ended March 31, 2006

(In thousands of dollars, except per share data)

	Three months ended to March 31, 2006 as reported	Pro forma adjustments		Three months ended March 31, 2006 pro forma
Revenue:
Revenue from sale of materials	$232,024	$—		$232,024
Service revenue	76,053	—		76,053

Total revenue	308,077	—		308,077
Costs and expenses:
Cost of scrap shipments	221,871	—		221,871
Site operating costs	56,276	—		56,276
Selling, general and administrative expenses	10,120	—		10,120
Depreciation	11,746	1,465	(a)	13,211
Amortization	1,804	180	(b)	1,984

Total costs and expenses	301,817	1,645		303,462

Income from operations	6,260	(1,645)		4,615
Other expense:
Interest expense, net	(8,050)	(1,957	)(c)	(10,007)
Loss income from equity investments	(5)	—		(5)

Income (loss) before income taxes	(1,795)	(3,602)		(5,397)
Income tax (expense) benefit	954	1,432	(d)	2,386

Net loss	$(841)	$(2,170)		$(3,011)

(a)	Pro forma adjustment to reflect the additional depreciation expense that results from recording property, plant and equipment at fair value upon consummating the Transactions. The Transactions resulted in an estimated increase in the carrying value of property, plant and equipment of approximately $23.4 million which will be depreciated over an estimated average useful life of 4 years.
(b)	Pro forma adjustment to reflect the additional amortization expense that will result from recording finite lived intangible assets at fair value upon consummating the Transactions. The transaction resulted in an estimated increase in the carrying value of finite lived intangible assets of approximately $33.1 million an estimated increase in the average expected lives of the intangible assets from 16.67 years to 18.93 years.
(c)	Pro forma adjustment to reflect additional interest expense associated with the Transactions. On a pro forma basis, we assume that interest expense incurred under the Amended and Restated Credit Facility would be replaced by interest expense on the senior secured ABL facility, the senior secured term loan credit facility and the notes. The following table summarizes the pro forma interest expense related to those items and calculates the pro forma adjustments.

	Average balance	Average Interest Rate	Interest Expense
New senior secured ABL facility	$30,200	6.53%	$493
New first lien term loan facility	165,000	6.79%	2,801
Notes offered hereby	225,000	9.75%	5,484
Amortization of deferred financing costs			567

Total pro forma interest expense to be added			9,345
Less: Interest expense related to existing Credit Facility			(7,388)

Pro Forma Adjustment			$1,957

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Operations—(Continued)

Three months ended March 31, 2006

(In thousands of dollars, except per share data)

The Average Interest Rate assumes a LIBOR rate of 4.54% plus the applicable margin on the senior secured ABL facility and the first lien term debt. A change in the average LIBOR rate of 0.125% would not have a material effect on our pro forma interest expense for the three months ended March 31, 2006. The pro forma interest on the senior secured ABL facility assumes that a $15 million tranche will carry interest of LIBOR plus 2.50% and remaining amounts will be issued in a tranche with an interest rate of LIBOR plus 1.50%. We assume an average spread of 2.00% for the three months ended March 31, 2006. We assume the average balance was $30.2 million which equals the net increase in outstanding revolving borrowings when we consummated the Transactions. We assume that the new first lien term facility resulted in initial proceeds of $165.0 million on January 1, 2006. We assume a rate of interest of LIBOR plus 2.25%. We assume that the notes are issued at par value of $225,000 with a stated interest rate of 9.75%.

(d)	Pro forma adjustment to reflect an income tax benefit at 39.5% of the pro forma pre-tax loss.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (particularly the information under “Matters Impacting Comparability of Results”), “Selected Historical Consolidated Financial Data” and all of the consolidated historical financial statements and the notes to those financial statements included elsewhere in this annual report. The selected consolidated historical income statement data for the years ended December 31, 2006 and 2005, the period from October 27, 2004 to December 31, 2004, and for the period from January 1, 2004 to October 26, 2004 and balance sheet data as of December 31, 2006 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated historical income statement data for the years ended December 31, 2002 and 2003 and balance sheet data as of December 31, 2004, October 26, 2004 and December 31, 2003 and 2002 have been derived from our audited consolidated financial statements not included in this annual report. The summary consolidated historical income statement data for the three months ended March 31, 2006 and the periods from January 1, 2007 to January 25, 2007 and January 26, 2007 to March 31, 2007 and the balance sheet data as of January 25, 2007 and March 31, 2007 have been derived from our interim unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The term “successor company” refers to the Company after its acquisition by Onex on January 25, 2007. The term predecessor company refers to the Company prior to the Acquisition by Onex on January 25, 2007 and includes financial data of the Company both before and after its acquisition on October 26, 2004 by Mill Services Holdings LLC, an affiliate of Wellspring Capital Partners III, L.P. IMS and Tube City combined on December 31, 2004 and Tube City’s results of operations have been included in our results of operations since December 21, 2004.

				Predecessor Company					Successor Company
	Year ended December 31		Period from Jan. 1, to Oct. 26, 2004	Period from Oct. 27, to Dec. 31, 2004	Year ended December 31,		Three Months ended March 31, 2006	Period from Jan. 1, to Jan. 25, 2007	Period from Jan. 26, to Mar. 31, 2007
	2002	2003			2005	2006
Revenue from sale of materials	$—	$—	$—	$20,122	$832,531	$1,043,103	$232,024	$74,592	$209,806
Service revenue	159,514	164,687	144,048	34,586	290,919	332,496	76,053	20,568	64,142

Total revenue	159,514	164,687	144,048	54,708	1,123,450	1,375,599	308,077	95,160	273,948
Cost and expenses:
Cost of scrap shipments	—	—	—	14,092	794,744	998,120	221,871	70,656	202,925
Site operating costs	106,156	111,079	94,339	28,044	207,297	242,537	56,276	17,917	46,295
Selling general and administrative expenses	9,647	13,483	9,679	3,533	39,874	43,959	10,120	3,333	8,051
Compensation and other expenses associated with business combinations	—	3,688	10,019	—	—	—	—	18,631	—
Expenses associated with withdrawn public offerings	—	—	2,129	—	5,028	2,734	—	—	—
Depreciation	26,610	25,061	20,763	6,117	49,623	48,045	11,746	3,287	9,996
Amortization	1,133	952	596	864	7,039	7,211	1,804	507	1,485

Total cost and expenses	143,546	154,263	137,525	52,650	1,103,605	1,342,606	301,817	114,331	268,752

				Predecessor Company					Successor Company
	Year ended December 31		Period from Jan. 1, to Oct. 26, 2004	Period from Oct. 27, to Dec. 31, 2004	Year ended December 31,		Three Months ended March 31, 2006	Period from Jan. 1, to Jan. 25, 2007	Period from Jan. 26, to Mar. 31, 2007
	2002	2003			2005	2006
Income from operations	$15,968	$10,424	$6,523	$2,058	$19,845	$32,993	$6,260	$(19,171)	$5,196
Loss on debt extinguishment	—	(1,448)	—	(7,010)	(2,812)	—	—	—	—
Interest expense, net	(9,898)	(9,158)	(8,648)	(2,522)	(23,950)	(33,941)	(8,050)	(2,265)	(8,236)
Income (loss) from equity investments	—	—	—	10	(99)	(5)	(5)	—	—
Other income	—	3,144	—	—	—	—	—	613	—

Income (loss) before income taxes	6,070	2,962	(2,125)	(7,464)	(7,016)	(953)	(1,795)	(20,823)	(3,040)
Income tax (expense) benefit	(821)	(990)	224	2,512	2,332	(317)	954	7,625	941

Income (loss) from continuing operations	5,249	1,972	(1,901)	(4,952)	(4,684)	(1,270)	(841)	(13,198)	(2,099)
Income from discontinued operations, net of tax	2,741	—	—	—	—	—	—	—	—

Net income (loss)	7,990	1,972	(1,901)	(4,952)	(4,684)	(1,270)	(841)	(13,198)	(2,099)
Preferred stock dividend requirement	(3,252)	(1,002)	(76)	—	—	—	—	—	—

	—	—	—	—	—	—	—	—	—
Income (loss) applicable to common shares	$4,738	$970	$(1,977)	$(4,952)	$(4,684)	$(1,270)	$(841)	$(13,198)	$(2,099)

Basic and diluted earnings per share:
Income (loss) from continuing operations	$1.85	$0.90	$(1.83)	$(5.48)	$(5.14)	$(1.39)	$(0.92)	$(14.45)	$(2.30)
Income from discontinued operations	2.54	—	—	—	—	—	—	—	—

Net income (loss) per share	$4.39	$0.90	$(1.83)	$(5.48)	$(5.14)	$(1.39)	$(0.92)	$(14.45)	$(2.30)

Average common shares outstanding basic and diluted	1,077,960	1,077,960	1,077,960	902,900	911,302	913,260	913,260	913,260	913,260
Cash distributions declared per common share(1)	$—	$13.00	$—	$—	$50.00	$—	$—	$—	$—

Other Financial Data:
Capital expenditures	13,754	19,932	15,850	3,920	47,106	56,908	7,645	2,738	8,811
Ratio of earnings to fixed charges	1.22	1.20	0.75	(1.95)	0.72	0.97	0.78	(8.09)	0.63
Deficiency of earnings to fixed charges	N/A	N/A	$2,161	$7,474	$6,917	$948	$1,790	$20,823	$3,040

Balance Sheet Data (at period end):
Cash and equivalents	$8,204	$3,756	$6,889	$5,749	$2,731	$3,178	$1,049	$3,567	$2,738
Restricted cash equivalents	—	31,962	—	—	—	—	—	—	—
Working capital (deficit)(2)	7,004	1,021	(1,939)	22,275	30,179	49,078	29,095	15,068	51,824
Property plant and equipment	95,692	90,956	85,499	138,840	134,632	143,232	133,097	142,421	164,744
Goodwill and other intangible assets	96,159	96,159	96,159	293,665	286,591	281,409	286,214	280,961	474,238
Total assets	226,814	252,005	224,077	653,783	600,549	624,337	623,474	634,010	881,675
Long term debt including current portion	62,128	93,698	84,150	326,802	385,327	411,200	385,797	397,895	444,098
Stockholders equity	100,022	87,383	84,725	85,832	35,131	36,335	36,765	19,755	216,777

(1)	Declared when we had accumulated deficits. Accordingly each was charged as a reduction of capital in excess of par value. Except as indicated above, there were no distributions or dividends declared on our common stock for the periods indicated.
(2)	Working capital (deficit) is calculated as current assets less current liabilities excluding the current portion of long term debt and revolving borrowings to the extent they are classified as current.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is supplemental to and should be read in conjunction with all of the consolidated financial statements included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements that are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. For more information, please see “Forward Looking Statements.” Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under “Risk Factors.”

Overview

We are the largest provider of outsourced services to steel mills in North America, with an emerging presence globally. We do not produce steel, but rather we are integral in nearly every other stage of the steel making process, from initial raw materials procurement through finished goods handling. We offer our services through two divisions. Our Tube City Division primarily provides pre-production services, whereas the IMS Division primarily focuses on post-production services. Our IMS Division includes 14 sites that were acquired as part of our combination with Tube City in 2004. As a result, the segment presentations discussed are not comparable to the historic presentations reported in our audited financial statements.

A significant majority of our services is charged to our steel producing customers on a fee-per-ton basis. Additionally, our Tube City Division generates a significant portion of its revenue from raw materials procurement activities. Our raw materials procurement business operates under two alternative transaction models: (1) we earn a contractually determined, volume-based fee for arranging delivery of scrap or other raw material shipments to a customer directly from a vendor, or (2) we concurrently arrange to purchase and sell scrap or other raw materials at specified prices, typically locking in a margin without incurring price or inventory risk. Because changes in the market price of the raw materials typically do not significantly affect our income from operating activities due to the offsetting effect described below (although it will typically result in a change in our revenues from sale of materials and an offsetting change in our cost of scrap shipments), management measures our operating results on the basis of revenue after cost of scrap shipments, a non-GAAP financial measure that excludes the cost of scrap shipments from total revenue. As an illustration of the magnitude of the impact of pass-through scrap costs on revenue, raw materials procurement activities generated 69% of our total revenue, but only 8% of our revenue after cost of scrap shipments in 2006. See “—Key Line Items Presented—Revenue After Cost of Scrap Shipments,” below. Tables reconciling total revenue to revenue after cost of scrap shipments are included in each of the periods discussed in “—Results of Operations.”

Key Line Items Presented

Revenue From Sale of Materials. Revenue from sale of materials is mainly generated by our raw materials procurement business. We generate revenue from raw materials procurement through two alternative transaction models: (1) we earn a contractually determined, volume-based fee for arranging delivery of scrap or other raw material shipments to a customer directly from a vendor, or (2) we concurrently arrange to purchase and sell scrap or other raw materials at specified prices, typically locking in a margin without incurring price or inventory risk. In addition to raw materials procurement, revenue from sale of materials also includes revenue from two locations in our pre-production materials handling business.

Service Revenue. This category includes revenue from material handling or scrap management, raw materials optimization, slag processing, metal recovery and sales, material handling or product handling and surface conditioning. A significant majority of our service revenue is based on the volume of customer material handled, usually under long-term contracts. In some instances, we also generate revenue through base monthly fees. In addition, some slag processing, metal recovery and sales revenue is earned from the purchase, processing and sale of scrap inventory for our own account from sales of slag to third parties, in which case we typically compensate the host mill with a royalty fee. This royalty expense is recorded in cost of sales.

Revenue After Cost of Scrap Shipments. We measure our sales volume on the basis of revenue after cost of scrap shipments. Revenue after cost of scrap shipments is not a recognized measure under GAAP, but we use revenue after cost of scrap shipments as a measure of our performance because it eliminates the impact of market pricing fluctuations of scrap and other raw material that generally do not significantly impact our income from operations. We define revenue after cost of scrap shipments as total revenue minus cost of scrap shipments in our raw materials procurement business adjusted to include income from equity investments. We include income from equity investments in our calculation of revenue after cost of scrap shipments because historically our only equity investment has been an operation that derives all of its revenue from scrap sales, and its primary expense is cost of scrap shipments. During the second quarter of 2006, our sole equity investment was redeemed at an amount that approximated the carrying value. Tables reconciling total revenue to revenue after cost of scrap shipments are included in each of the periods discussed in “—Results of Operations.”

Site Operating Costs. Site operating costs consist of employees’ wages and benefits, as well as costs of operating supplies, such as fuels and lubricants, repair and maintenance costs and equipment leasing costs. Repair and maintenance and supply costs are largely variable and generally can be influenced directly in relation to volume. Certain types of employee costs, such as overtime pay, generally vary directly in relation to volume. Other types of employee costs, such as base pay and benefits, are variable through layoffs in the event of a downturn at a site. Leasing costs are generally fixed over the term of a lease. Our leases typically apply to mobile equipment that can be relocated among sites as needed.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist of labor and related costs of selling and administration, professional fees, insurance costs, management fees, bad debt costs, bank fees and corporate expenses and bonuses.

Depreciation and Amortization. Depreciation consists of depreciation expenses related to property, plant and equipment; and amortization consists of amortization expenses related to finite life intangibles such as environmental permits and customer related intangibles, in each case recognized on a straight-line basis over the estimated useful life of the asset.

Key Measures We Use to Evaluate Our Company

In addition to typical GAAP measures, such as income from operations and income before income taxes, we also use the following additional financial measures to evaluate and assess our business:

Revenue After Cost of Scrap Shipments. We measure our sales volume on the basis of revenue after cost of scrap shipments. Revenue after cost of scrap shipments is not a recognized measure under GAAP, but we use revenue after cost of scrap shipments as a measure of our performance because it eliminates the impact of market pricing fluctuations of scrap and other raw materials that generally do not significantly impact our income from operations. For further discussion of this item, see “—Key Line Items Presented—Revenue After Cost of Scrap Shipments.”

EBITDA. We utilize EBITDA as a performance measure of our operating segments in accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. Prior to the Tube City Acquisition, Tube City used EBITDA as a performance measure of its operating segments in accordance with SFAS No. 131. EBITDA is not a recognized measurement under GAAP, but we believe it is useful in measuring our operating segment performance. We also use EBITDA internally to determine compensation levels, including bonus payments.

Matters Impacting Comparability of Results

The IMS Transaction and Tube City Acquisition. We are the result of the combination of two functionally complementary businesses in the fourth quarter of 2004. On October 26, 2004, Mill Services Holdings LLC, an

affiliate of Wellspring Capital Partners III, L.P., acquired all of our outstanding capital stock in the IMS Transaction. The aggregate consideration paid for the IMS Transaction was $299.9 million, consisting of $137.3 million of cash and the assumption of $162.6 million of liabilities. On December 21, 2004, we acquired all of the outstanding equity interests in Tube City. The aggregate consideration paid for the Tube City Acquisition was $383.6 million, consisting of $104.4 million of cash, the assumption of $265.4 million of liabilities and shares of our stock valued at $13.8 million.

As a result of the change in ownership in the IMS Transaction, under GAAP we are required to present separately the operating results for the predecessor period and the successor period in the 2004 financial year, including financial quarters in such year. The following is a summary of the two periods:

•

January 1, 2004 to October 26, 2004. The results for the period from January 1, 2004 to October 26, 2004 and prior periods are included under the heading “predecessor company,” as they refer to us prior to the IMS Transaction. Our audited financial statements for such periods do not include the results of Tube City and its consolidated subsidiaries, which had not yet been acquired.

•

October 27, 2004 to December 31, 2004. After the IMS Transaction, our results appear under the heading “successor company.” However, for the period from October 27, 2004 to December 20, 2004, our operations consist almost entirely of post-production sites operated as part of the IMS business. The successor period in 2004 includes only 10 days of the Tube City business, which we acquired on December 21, 2004.

Both the IMS Transaction and the Tube City Acquisition were accounted for using the purchase method of accounting. Acquired tangible assets and assumed liabilities were recorded on our books at fair value. Because the acquisition consideration exceeded the fair value of the net identifiable tangible and intangible assets, we recorded goodwill in each transaction. As a result of the IMS Transaction, we increased the carrying value of property, plant and equipment by $25.1 million, and we recorded $144.3 million of intangible assets, consisting of $74.5 million of identifiable intangible assets and $69.8 million of goodwill. As a result of the Tube City Acquisition, we acquired $30.7 million of property, plant and equipment and acquired $149.5 million of intangible assets, consisting of $39.9 million of identifiable tangible assets and $109.6 million of goodwill. Our net increase in annual depreciation expense and annual amortization expense as a result of the IMS Transaction was approximately $8.2 million and $3.7 million, respectively. Our net increase in annual depreciation expense and annual amortization expense as a result of the Tube City Acquisition was approximately $13.0 million and $2.7 million, respectively.

The IMS Transaction and the Tube City Acquisition also had a significant impact on the results reported by the predecessor company and Tube City. The IMS Transaction triggered a “Realization Event” under our 2001 Executive and Non-employee Director Stock Appreciation Rights Plan, which accelerated vesting in certain rights under that plan and resulted in a charge of $10.0 million in the period from January 1, 2004 to October 26, 2004.

Comparability between 2005 and 2004 results is further affected by increased interest expense resulting from the larger debt component of our capital structure. In connection with the IMS Transaction in October 2004, we incurred $83.3 million of additional term indebtedness as part of a refinancing of our predecessor company’s existing debt at lower interest rates. The combined effect of the refinancing was an increase in our annual interest expense of approximately $1.2 million. In connection with the Tube City Acquisition, we incurred an additional $160.0 million of term indebtedness, which further increased our annual interest expense by approximately $8.3 million.

In the fourth quarter of 2005, we increased our existing term loan facility by adding an additional $65.0 million of outstanding indebtedness, which further increased our annual interest expense by approximately $5.1 million, including the impact of an increase in LIBOR and a small margin increase. See “—Liquidity and Capital Resources” for a discussion of floating interest rates. The proceeds of the additional borrowing were principally used to fund a special distribution to our stockholders.

We recorded a loss on debt extinguishment of $7.0 million in connection with the Tube City Acquisition and $2.8 million in connection with the 2005 amendment to our credit facility.

As a result of the foregoing factors, the results of operations of Tube City IMS Corporation for periods prior to the IMS Transaction and Tube City Acquisition are not comparable to results for subsequent periods. In order to enhance comparability, management’s discussion and analysis of financial condition and results of operations includes supplemental data regarding Tube City and its consolidated subsidiaries for the period from January 1, 2004 to December 21, 2004. The historical financial information included in this prospectus does not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented.

Recent Acquisitions. We completed two small acquisitions in the first quarter of 2006 that affected comparability with our financial results in 2005. The results of these two companies’ operations are included in the successor company’s financial statements beginning from January 12, 2006 and March 1, 2006, their respective dates of acquisition. In addition, the Company expects to finalize the allocation of the purchase price to the estimated fair value of the assets acquired in 2006 pending review and finalization of independent appraisals. This review may impact the amount of intangible assets recorded and affect the amount of amortization and depreciation expense in future periods. These acquisitions were completed with existing cash on hand and did not have a material impact on our results of operations or financial position.

Operating Segments. We have two reportable operating segments, our IMS Division and our Tube City Division. Prior to its acquisition by us, Tube City had two reportable operating segments, the Slag Division and the Scrap Division. Upon completion of the Tube City Acquisition, Tube City’s Slag Division segment, which we refer to as the “Tube City Slag Division,” became part of our IMS Division, and Tube City’s Scrap Division segment, which we refer to as the “Tube City Scrap Division,” became our Tube City Division. Our Tube City Division had no operations prior to the Tube City Acquisition.

Components of Our Historical Financial Statements. The following is a summary of the periods presented and the effect of the acquisitions described above:

Our financial data for the year ended December 31, 2004 includes the results of operations of our predecessor and its consolidated subsidiaries for the period from January 1, 2004 to October 26, 2004, and the results of operations of our successor and its consolidated subsidiaries for the period from October 27, 2004 to December 31, 2004, which include the results of operations of Tube City and its consolidated subsidiaries for the period from December 21, 2004 to December 31, 2004.

Our financial data for the year ended December 31, 2006 and the year ended December 31, 2005 includes the results of operations of our successor and its consolidated subsidiaries for the year ended December 31, 2006 and the full year ended December 31, 2005, which includes the results of operations of Tube City and its consolidated subsidiaries for the full year ended December 31, 2006 and the full year ended December 31, 2005.

Our financial data for the year ended December 31, 2006 also includes the results of operations of our acquired businesses from their respective dates of acquisition of January 12, 2006 and March 1, 2006 through December 31, 2006.

Industry Factors Impacting the Company

Steel Mill Production Volumes. The vast majority of our revenue is tied to our customers’ production volume. Factors that affect a steel mill’s production levels also impact our revenue and profitability. Such factors may include general economic conditions, the North American and worldwide demand for steel, steel pricing and the relative strength of the U.S. dollar. Many of these factors were favorable for the industry in 2004. In 2005, some of these factors became less favorable, and industry participants reduced volumes accordingly. Various

North American steel producers, including our most significant customer, used this opportunity to invest large amounts of capital into updating and maintaining their facilities. Management believes that the current investment activity is favorable for the long-term health of the industry and for our customer base specifically, despite the short-term unfavorable impact of temporary volume reductions that can result from our customers making major capital upgrades. Production volumes at our customer sites during the first three quarters of 2006 have improved over the same period in 2005.

Restructuring of the North American Steel Industry. The recent restructuring of the North American steel industry has significantly improved the financial profile and credit quality of steel producers and has placed greater emphasis on the outsourcing of steel services. Between 2001 and 2003, excess global production capacity and subsidized foreign steel led to significantly higher import levels and weak economic conditions, resulting in a significant restructuring of the North American steel industry. The consolidation of industry players, shedding of burdensome legacy costs and rationalization of excess capacity resulted in the emergence of a financially stable, globally competitive base of producers. With significantly improved cost structures, North American steel producers have been able to successfully compete with global steel producers and have returned to profitability, creating greater stability in the customer base of outsourced steel service providers. Further, with new, more flexible labor contracts, producers are able to outsource services more easily than in the past, creating increased opportunities for providers of these services.

Application of Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in applying our critical accounting policies that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The most critical accounting policies and estimates are described below.

Trade Receivables. We perform ongoing credit evaluations of our customers and generally do not require our customers to post collateral. Account balances outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. Our estimate is based on historical collection experience, a review of the current status of receivables, the condition of the general economy and the industry and our judgment about the credit quality of our customers. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that our estimate of the allowance for doubtful accounts will change.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost less accumulated depreciation. Costs in connection with business combinations are based on fair market value at the time of acquisition. Major components of certain high value equipment are recorded as separate assets with depreciable lives determined independently from the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expenses as incurred. Interest costs applicable to major asset additions are capitalized during the construction period. The cost of property, plant and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from our accounts, and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets.

Impairment of Long-Lived Assets. Long-lived assets, including property, plant and equipment and amortizable intangible assets are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flow derived from an asset is less than its recorded amount. Impairment losses are measured as the amount by which carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flow used to assess impairments and the fair value of an impaired asset.

Goodwill and Other Intangible Assets. Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost or implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful lives. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test used to identify potential impairment compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired, and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

Revenue Recognition. Revenue includes two categories, namely service revenue and revenue from sale of materials.

We generate service revenue from scrap management, scrap preparation, raw materials optimization, metal recovery and sales, material handling or product handling, slag or co-product processing and metal recovery services and surface conditioning. We recognize revenue from scrap management, scrap preparation, raw materials optimization, material handling or product handling, slag or co-product processing and metal recovery services and surface conditioning when we perform the service. We recognize revenue from slag sales when title and risk of loss pass to the buyer.

Revenue from sale of materials is mainly generated by our raw materials procurement business. In addition to raw materials procurement, revenue from sale of materials also includes revenue from two locations in our pre-production materials handling business that purchase, process and sell scrap inventory for our own account in addition to receiving service revenue through scrap handling services to steel mill customers. We recognize revenue from sale of materials when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or F.O.B. destination depending on terms of sale.

In our raw materials procurement business, we generally engage in two types of transactions that require different accounting treatment. For certain transactions, we facilitate the purchase or sale of raw materials between a buyer and seller for a volume-based commission. The seller assumes the credit risk after delivery. At no point in the transaction do we take title to or assume the risk of loss of the material. We record only the commission as revenue on these transactions.

For other raw materials procurement transactions, we purchase the material from a seller and sell it to a buyer typically back-to-back. In these transactions, we take title to the material and assume the risk of loss for some period of time, usually during transit between the seller and the buyer for F.O.B. destination sales. We also assume credit risk for the full amount billed to the customer. In these transactions, we record revenue from the sale of materials for the full value of the material based on the amount we invoice to our customer.

Health Insurance. We provide health insurance to approximately 40% of our employees through premium based indemnity plans. We provide health insurance to the rest of our employees under a self-insurance plan that uses a third party administrator to process and administer claims. We have stop-loss coverage through an insurer, in excess of a stated self-insured limit per employee. We maintain an accrual for unpaid claims and claims incurred but not reported.

Workers’ Compensation. We self-insure our workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim ranges from $0.75 million to $1.0 million depending on the policy year. Stop-loss coverage is maintained through an insurer for amounts above these retained limits. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. We accrue for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims.

Share-Based Compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123-R”). This statement replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123-R eliminates the ability to account for share-based compensation transactions using the intrinsic method. SFAS 123-R requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in our financial statements. SFAS 123-R is effective for fiscal years beginning after June 15, 2005. We elected to adopt the statement on October 1, 2005, and recorded $0.2 million of expense during the fourth quarter of 2005 and $0.5 million during the first nine months of 2006 related to its adoption. The impact of SFAS 123-R on us will depend on share-based compensation programs implemented by us. Under our current program, we expect that the adoption of SFAS 123-R will increase our operating expenses by approximately $0.6 million annually.

Results of Operations

Non-GAAP Combined Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

As a result of the Acquisition and the resulting change in ownership, under GAAP we are required to present separately in our 2007 statements our operating results for the predecessor period from January 1, 2007 to January 25, 2007 and the successor period from January 26, 2007 to March 31, 2007. Due to the different accounting periods created in 2007, we believe that presenting our 2007 results on an arithmetically combined basis provides a more useful presentation. Where we refer to financial measures presented on a “non-GAAP combined” basis, we refer to the arithmetic sum of our predecessor period and successor period in 2007 without giving effect to the purchase accounting for the period, cost savings, interest expense or other pro forma adjustments resulting from the Acquisition. This presentation will not be indicative of future results. See “Matters Impacting Comparability of Results.” We believe that such comparisons are useful in evaluating our financial performance.

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts and percentage changes. The table also provides a reconciliation of total revenue to revenue after cost of scrap shipments for each of the periods presented.

	Successor Company Period from Jan 26 to Mar 31 2007	Predecessor Company Period from Jan 1 to Jan 25 2007	Combined Non-GAAP Three months ended March 31, 2007	Three months ended March 31, 2006	Non-GAAP combined Q1 2007 compared to three months ended March 31, 2006
					dollar changes	percent changes
Revenue:
Revenue from sale of materials	$209,806	$74,592	$284,398	$232,024	$52,374	22.6%
Service revenue	64,142	20,568	84,710	76,053	8,657	11.4%

Total revenue	273,948	95,160	369,108	308,077	61,031	19.8%
Costs and expenses:
Cost of scrap shipments	202,925	70,656	273,581	221,871	51,710	23.3%
Site operating costs	46,295	17,917	64,212	56,276	7,936	14.1%
Selling, general and administrative expenses	8,051	3,333	11,384	10,120	1,264	12.5%
Compensation and other expenses related to business combinations	—	18,631	18,631	—	18,631	—
Depreciation	9,996	3,287	13,283	11,746	1,537	13.1%
Amortization	1,485	507	1,992	1,804	188	10.4%

Total costs and expenses	268,752	114,331	383,083	301,817	81,266	26.9%

Income (loss) from operations	5,196	(19,171)	(13,975)	6,260	(20,235)	(323.2)%
Other income, net	—	(613)	(613)	—	(613)	—
Loss from equity investments	—	—	—	5	(5)	(100.0)%
Interest expense, net	8,236	2,265	10,501	8,050	2,451	30.4%

Loss before income taxes	(3,040)	(20,823)	(23,863)	(1,795)	(22,068)	1229.4%
Income tax benefit	(941)	(7,625)	(8,566)	(954)	(7,612)	797.8%

Net loss	$(2,099)	$(13,198)	$(15,297)	$(841)	$(14,456)	1718.9%

	Successor Company Period from Jan 26 to Mar 31 2007	Predecessor Company Period from Jan 1 to Jan 25 2007	Combined Non-GAAP Three months ended March 31, 2007	Three months ended March 31, 2006	Non-GAAP combined Q1 2007 compared to three months ended March 31, 2006
					dollar changes	percent changes
	NON-GAAP FINANCIAL MEASURES

REVENUE AFTER COST OF SCRAP SHIPMENTS
Consolidated:
Total Revenue	$273,948	$95,160	$369,108	$308,077	$61,031	19.8%
Cost of scrap shipments	(202,925)	(70,656)	(273,581)	(221,871)	(51,710)	23.3%
Income (loss) from equity investments	—	—	—	(5)	5	(100.0)%

Revenue after cost of scrap shipments	$71,023	$24,504	$95,527	$86,201	$9,326	10.8%

IMS Division:
Total Revenue	$57,072	$17,670	$74,742	$67,145	$7,597	11.3%
Cost of scrap shipments	(71)	71	—	(339)	339	(100.0)%
Income (loss) from equity investments	—	—	—	—	—

Revenue after cost of scrap shipments	$57,001	$17,741	$74,742	$66,806	$7,936	11.9%

Tube City Division:
Total Revenue	$216,876	$77,490	$294,366	$240,932	$53,434	22.2%
Cost of scrap shipments	(202,854)	(70,727)	(273,581)	(221,532)	(52,049)	23.5%
Income (loss) from equity investments	—	—	—	(5)	5	(100.0)%

Revenue after cost of scrap shipments	$14,022	$6,763	$20,785	$19,395	$1,390	7.2%

EBITDA:
Net loss	$(2,099)	$(13,198)	$(15,297)	$(841)	$(14,456)	1719.0%
Income tax benefit	(941)	(7,625)	(8,566)	(954)	(7,612)	797.8%
Interest expense	8,236	2,265	10,501	8,050	2,451	30.4%
Depreciation	9,996	3,287	13,283	11,746	1,537	13.1%
Amortization	1,485	507	1,992	1,804	188	10.4%

EBITDA	$16,677	$(14,764)	$1,913	$19,805	$(17,892)	(90.3)%

EBITDA by Operating Segment:
IMS Division	$13,095	$2,276	$15,371	$15,111	$260	1.7%
Tube City Division	6,393	3,371	9,764	8,434	1,330	15.8%
Administrative Division	(2,811)	(20,411)	(23,222)	(3,740)	(19,482)	520.9%

EBITDA	$16,677	$(14,764)	$1,913	$19,805	$(17,892)	(90.3)%

Total Revenue. Total revenue for the non-GAAP combined first three months of 2007 was $369.1 million compared to $308.1 million for the first three months of 2006, an increase of $61.0 million or 19.8%. Revenue from sales of materials increased by $52.4 million or 22.6%, accompanied by an increase in the cost of scrap shipments of $51.7 million or 23.3%, related to an increase in the volume and market price of the raw materials we procured for our customers. The volume and market price increases generally had an offsetting effect on both line items and had a limited impact on our income from operations. Service revenue increased $8.7 million or 11.4% as a result of new customers and additional mill volume. The items that affect service revenue generally impact revenue after cost of scrap shipments and are discussed below.

IMS Division total revenue increased $7.6 million to $74.7 million. Factors that affected the IMS Division increase in total revenue also affected revenue after cost of scrap shipments and are discussed below. Tube City Division total revenue increased $53.4 million to $294.4 million primarily as a result of increased volume and higher scrap prices, but that increase was accompanied by a corresponding increase in the cost of scrap shipments of $52.0 million.

Revenue After Cost of Scrap Shipments. Revenue after cost of scrap shipments for the combined non-GAAP first three months of 2007 was $95.5 million compared to $86.2 million during the first three months of 2006, an increase of $9.3 million or 10.8%

IMS Division revenue after cost of scrap shipments increased $7.9 million to $74.7 million. The following factors contributed to the increase:

•	Two new sites in France, one of which was acquired in March 2006 and the other was started in October, 2006, contributed $2.2 million of additional revenue after cost of scrap shipments.

•

One customer experienced a work stoppage at one of its operating sites for a significant portion of the first three months of 2007. We provided additional services at the site to supplement their production during the work stoppage, resulting in additional revenue after cost of scrap shipments of approximately $3.3 million.

•	We earned an additional $0.8 million at a customer location where we began operations in 2005, but did not start operating certain metal recovery equipment until late in 2006.

•

In 2006 we entered into an agreement with a customer to design and install an automated surface conditioning facility at one of the customer’s mills. Design of the facility began in the fourth quarter of 2006 and continued during the first three months of 2007 resulting in $0.5 million of additional revenue after cost of scrap shipments.

•	A new customer site where we began operations after the first quarter of 2006 generated $0.4 million of additional revenue after cost of scrap shipments

Tube City Division revenue after cost of scrap shipments increased $1.4 million to $20.8 million. The following factors contributed to the increase:

•	In 2006, we emphasized international opportunities in raw material procurement which helped increase revenue after cost of scrap shipments by $0.7 million.

•	One of the two sites where we process and sell scrap for our own account benefited from improved margins, resulting in approximately $0.6 million of additional revenue after cost of scrap shipments.

Site Operating Costs. Site operating costs for the non-GAAP combined first three months of 2007 were $64.2 million compared to $56.3 million in the first three months of 2006, an increase of $7.9 million or 14.1%.

IMS Division site operating costs increased $7.4 million to $55.9 million. Key factors that resulted in the increase in revenue for the IMS Division also contributed to the increase in site operating costs, including:

•	We incurred $4.8 million of additional site operating costs related to new sites and the providing of new services at certain existing sites.

•	We incurred $0.4 million in connection with the design of the automated surface conditioning facility.

For the remaining IMS Division operating sites, operating costs increased $2.1 million, or 5.0%, during the non-GAAP combined first three months of 2007 compared to the first three months of 2006. The following factors contributed to that increase.

•	An increase in wage and benefit costs of $1.8 million or 7.6%.

•	An increase in repair and maintenance costs of $0.4 million or 7.9%.

•	An increase in the cost of tires for mobile equipment of $0.3 million or 20.2%.

Tube City Division site operating costs were $8.3 million in the non-GAAP combined first three months of 2007, an increase of $0.6 million or 7.4%, compared to $7.7 million in the first three months of 2006. The increase resulted primarily from $0.3 million increase in site operating costs at one of the two sites where we process scrap for our own account which partially offset the incremental revenue after cost of scrap shipments at that site and an additional $0.3 million at our largest scrap handling site.

As a percentage of revenue after cost of scrap shipments, site operating costs increased from 65.3% in the three months of 2006 to 67.2% in the non-GAAP combined first three months of 2007 driven largely by higher wage and benefit costs and the incremental cost associated with new operations.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses for the non-GAAP combined first three months of 2007 were $11.4 million compared to $10.1 million in the first three months of 2006, an increase of $1.3 million or 12.5%. The increase resulted primarily from a $0.9 million in workers compensation accruals and a $0.2 million increase in salaries and wages.

Compensation and other expenses associated with business combination. The compensation and other expenses associated with the business combination the predecessor company incurred during the period from January 1, 2007 to January 25, 2007 were specifically related to the Acquisition and are not recurring. They consisted of $16.3 million recognized in connection with the changes to and the subsequent cancellation of the predecessor company’s stock option plan, $1.3 million in associated fringe benefit costs and $1.0 million of costs associated with the Acquisition (primarily legal fees) that were not reimbursed in the Acquisition and were therefore written off.

EBITDA. EBITDA for the non-GAAP combined first three months of 2007 was $1.9 million compared to $19.8 million in the first three months of 2006, a decrease of $17.9 million or 90.0%. The decrease was entirely the result of $18.6 million of compensation and other expenses related to business combinations which are not recurring in nature. The impact of that was partially offset by a $0.6 million gain in other income that resulted from the termination of the predecessor company’s interest rate swap agreements which was also non-recurring in nature.

IMS Division EBITDA increased $0.3 million to $15.4 million which was driven largely by a $1.1 million increase from additional services provided at a customer site that was experiencing a work stoppage and $0.5 million at our two new sites in France. These items were largely offset by the additional costs associated with a change in operating configuration at a large customer site.

Tube City Division EBITDA in the non-GAAP combined first three months of 2007 was $9.8 million compared to $8.4 million for the first three months of 2006, an increase of $1.3 million or 15.8%. Approximately $0.6 million resulted from additional international raw material procurement opportunities and $0.5 million from our material handling activities at an additional $0.2 million at one location where we process scrap for our own account.

Expenses incurred by our administrative segment were $23.2 million in the non-GAAP combined first three months of 2007 compared to the $3.7 million incurred during the first three months of 2006, an increase of $19.4 million which was driven by $18.6 million in compensation and other expenses associated with the Acquisition.

Depreciation and Amortization. Depreciation expense for the non-GAAP combined first three months of 2007 was $13.2 million compared to $11.7 million in the first three months of 2006, an increase of approximately $1.5 million or 13.1% which included $1.1 million of additional depreciation expense associated with the incremental fair value recognized in the business combination. Amortization expense for the non-GAAP combined first three months of 2007 was $2.0 million compared to $1.8 million for the first three months of 2006, an increase of $0.2 million or 10.4% which resulted from the incremental fair value recognized in other intangible assets in the business combination.

Interest Expense. Interest expense for the first non-GAAP combined first three months of 2007 was $10.5 million compared to $8.1 million for the first three months of 2006, an increase of $2.4 million or 30.4%. The increase was driven by higher debt levels resulting from the recapitalization of the company related to the Acquisition and an increase in underlying market interest rates.

Other income. In November 2006, the predecessor company terminated its then outstanding interest rate swap agreements, received cash proceeds of $1.1 million and recorded a credit to other comprehensive income related to the proceeds. A portion of those proceeds were amortized as a reduction of interest expense in the fourth quarter of 2006 and in the period from January 1, 2006 to January 25, 2006. Immediately prior to the Acquisition, the Company recognized a gain of $0.6 million in current earnings reducing the amount that remained in accumulated other comprehensive income related to the termination of the predecessor company’s interest rate swap agreements.

Income Tax Benefit. The income tax benefit for the non-GAAP combined first three months of 2007 was $8.6 million or 35.9% of our pre-tax loss, compared to a $1.0 million benefit or 53.1 of our pre-tax loss for the first three months of 2006. The change in the effective rate was driven by the amount of permanent differences related to nondeductible marketing expenses and residual United States tax on foreign income and a change in state and foreign tax rates.

Year Ended December31, 2006 Compared to Year Ended December 31, 2005

	Year ended December 31,		Dollar	Percent
	2006	2005	Changes	Changes
	(In thousands of dollars)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$1,043,103	$832,531	$210,572	25.3%
Service revenue	332,496	290,919	41,577	14.3%

Total revenue	1,375,599	1,123,450	252,149	22.4%
Costs and expenses:
Cost of scrap shipments	998,120	794,744	203,376	25.6%
Site operating costs	242,537	207,297	35,240	17%
Selling, general and administrative expenses	43,959	39,874	4,085	10.2%
Expenses associated with withdrawn public offerings	2,734	5,028	(2,294)	(45.6)%
Depreciation	48,045	49,623	(1,578)	(3.2)%
Amortization	7,211	7,039	172	2.4%

Total costs and expenses	1,342,606	1,103,605	239,001	21.7%

Income from operations	32,993	19,845	13,148	66.3%
Loss on early extinguishment of debt	—	(2,812)	2,812	(100)%
Interest expense, net	(33,941)	(23,950)	(9,991)	41.7%
(Loss from equity investments)	(5)	(99)	94	(94.9)%

Loss before income taxes	(953)	(7,016)	6,063	(86.4)%
Income tax (expense) benefit	(317)	2,332	(2,649)	(113.6)%

Net (loss) income	$(1,270)	$(4,684)	3,414	(72.9)%

	Year ended December 31,		Dollar	Percent
	2006	2005	Changes	Changes
	(In thousands of dollars)
Non-GAAP Financial Measures:
Revenue After Cost of Scrap Shipments:
Consolidated:
Total revenue	$1,375,599	$1,123,450	$252,149	22.4%
Cost of scrap shipments	(998,120)	(794,744)	(203,376)	25.6%
Loss from equity investments	(5)	(99)	94	(94.9)%

Revenue After Cost of Scrap Shipments	$377,474	$328,607	$48,867	14.9%

IMS Division
Total revenue	$293,712	$256,540	$37,172	14.5%
Cost of scrap shipments	(1,100)	(2,063)	963	(46.7)%
Loss from equity investments	—	—	—

Revenue After Cost of Scrap Shipments	$292,612	$254,477	$38,135	15.0%

Tube City Division
Total revenue	$1,081,887	$866,910	$214,977	24.8%
Cost of scrap shipments	(997,020)	(792,681)	(204,339)	25.8%
Loss from equity investments	(5)	(99)	94	(94.9)%

Revenue After Cost of Scrap Shipments	$84,862	$74,130	$10,732	14.5%

EBITDA
Loss before income taxes	$(953)	$(7,016)	$6,063	(86.4)%
Interest expense, net	33,941	23,950	9,991	41.7%
Depreciation	48,045	49,623	(1,578)	(3.2)%
Amortization	7,211	7,039	172	2.4%

EBITDA	$88,244	$73,596	$14,648	19.9%

EBITDA by operating segment
IMS Division EBITDA	$68,683	$62,036	$6,647	10.7%
Tube City Division EBITDA	39,337	33,731	5,606	16.6%
Administrative EBITDA	(19,776)	(22,171)	2,395	(10.8)%

Total EBITDA	$88,244	$73,596	$14,648	19.9%

Total Revenue. Total revenue in 2006 was $1,375.6 million compared to $1,123.5 million in 2005, an increase of $252.1 million or 22.4%. Revenue from sales of materials increased by $210.6 million or 25.3%, accompanied by an increase in the cost of scrap shipments of $203.4 million or 25.6%, related to an increase in the volume and market price of the raw materials we procured for our customers. The increase in market price generally had an offsetting effect on both line items and had a limited impact on our income from operations. Service revenue increased $41.6 million or 14.3% as a result of new contracts and additional mill volume. The items that affect service revenue generally impact revenue after cost of scrap shipments and are discussed below.

IMS Division total revenue increased $37.2 million to $293.7 million. Factors that affected the IMS Division increase in total revenue also affected revenue after cost of scrap shipments and are discussed below. Tube City Division total revenue increased $215.0 million to $1,081.9 million primarily as a result of greater volume of scrap procured, but that increase was accompanied by a corresponding increase in the cost of scrap shipments of $203.4 million.

Revenue After Cost of Scrap Shipments. Revenue after cost of scrap shipments in 2006 was $377.5 million compared to $328.6 million in 2005, an increase of $48.9 million or 14.9%.

IMS Division revenue after cost of scrap shipments increased $38.1 million to $292.6 million. The following factors contributed to the increase:

•

We entered into new contracts at two sites in 2005, but due to the timing of entering into those agreements, those sites produced only $11.1 million of revenue after cost of scrap shipments in 2005. Those same sites produced $17.5 million of revenue after cost of scrap shipments in 2006.

•

We acquired a French mill services company in the first quarter of 2006. With the aid of the infrastructure provided by the acquisition, we won a new service contract at a separate millsite in France. The acquisition and the new contract resulted in $6.1 million additional revenue in 2006 compared to 2005.

•

One customer experienced a work stoppage at one of its operating sites for a significant portion of 2006. While the lost production associated with the stoppage would normally negatively impact IMS Division revenue after cost of scrap shipments, we provided additional services at the site to supplement their production during the work stoppage, resulting in additional revenue after cost of scrap shipments of approximately $9.5 million.

•

In the second quarter of 2005 a customer temporarily idled its largest blast furnace to make capital additions. The facility was restarted midway through the first quarter of 2006. In 2006, production at that customer site increased approximately 16% compared to 2005. The increase in production resulted in an increase in revenue after cost of scrap shipments of $5.9 million at that customer site.

•	A customer permanently shut down its steel making operation in June 2005 resulting in a decrease in revenue after cost of scrap shipments of approximately $3.9 million in 2006 compared to 2005.

•

For the remaining IMS Division operating sites, revenue after cost of scrap shipments increased $14.2 million or 7.9% in 2006 compared to 2005. The increase was driven primarily by production at those sites which increased 8.4% based on tons of raw steel produced.

Tube City Division revenue after cost of scrap shipments increased $10.7 million to $84.9 million. The following factors contributed to the increase:

•	New sites and contracts contributed $1.4 million of additional revenue including $0.5 million in optimization services and $1.9 million in material handling services.

•	The tons of raw material we procured for a major customer increased approximately 23.9%, resulting in a corresponding revenue after cost of scrap shipments increase of $1.8 million.

•	A general increase in the volume and margin of large volume raw material shipments procured for our customers resulted in an increase in revenue after cost of scrap shipments of $2.9 million.

•

One of the two sites where we process and sell scrap for our own account benefited from improving margins and volumes, resulting in approximately $1.8 million of additional revenue after cost of scrap shipments.

•	Revenue after cost of scrap shipments at our largest material handling site increased $1.5 million or 9.1% driven largely by an 8.2% increase in the tons handled at that site.

Site Operating Costs. Site operating costs in 2006 were $242.5 million compared to $207.3 million in 2005, an increase of $35.2 million or 17.0%.

IMS Division site operating costs increased $36.2 million to $215.5 million. Key factors that resulted in the increase in revenue for the IMS Division also contributed to the increase in site operating costs, including:

•	We incurred a full twelve months of cost in 2006 for two new sites that we added in 2005 resulting in an increase of $6.0 million.

•	Our new sites in France incurred $5.6 million of site operating costs.

•	The additional service revenue we generated at a customer site that is experiencing a work stoppage in 2006 was partially offset by additional site operating costs of $4.9 million.

•	The additional revenue we generated at the customer site that restarted its largest blast furnace in the first quarter of 2006 was partially offset by a $4.1 million site operating cost increase.

•	At the site of the customer that temporarily idled its blast furnace in 2005, our increased revenue in 2006 was partially offset by a related increase in site operating costs of $4.1 million.

•

The permanent shutdown of steelmaking operations at a customer’s site required us to reduce our staffing and supplies, resulting in a decrease in site operating costs of $2.9 million. Additionally, we reached an agreement with the customer to terminate our contract for that site by which our customer agreed to pay a contract termination benefit and buy certain equipment at its fair value. The net effect of this transaction was to reduce site operating costs by $4.1 million.

For the remaining IMS Division operating sites, operating costs increased $18.8 million, or 15.5%, in 2006 compared to 2005. The following factors contributed to that increase.

•	The cost of fuels and lubricants (which are largely petroleum based) were $2.6 million, 22.7% higher in 2006 compared to 2005.

•	The cost of tires for mobile equipment increased $0.9 million.

•	An increase in wage and benefit costs of $7.2 million or 10.8% which resulted largely from the 8.4% increase in our customers’ volumes based on raw steel production.

•	An increase in repair and maintenance costs of $3.7 million primarily resulting from increased volumes processed at customer sites.

Tube City Division site operating costs were $31.1 million in 2006, an increase of $3.1 million or 11.1%, compared to $28.0 million in 2005. The increase resulted primarily from a $0.7 million increase in the costs of fuels and lubricants, and $1.2 million, or 6.2%, increase in wage costs and a $0.3 million increase in the cost of utilities.

As a percentage of revenue after cost of scrap shipments, site operating costs increased from 63.1% in 2005 to 65.3% in 2006, driven largely by higher wages and benefits, fuel and tire costs.

Selling, General and Administrative Expenses. Selling general and administrative expenses in 2006 were $44.0 million compared to $39.9 million in 2005 an increase of $4.1 million, 10.2%. The increase was substantially driven by a $0.6 million increase in wages and a $1.0 million increase in travel and entertainment which resulted from increased marketing efforts, particularly international efforts in our raw material procurement and metal recovery activities. These efforts resulted in additional revenue and revenue after cost of scrap shipments. The increase in SG&A costs was also the result of a $0.5 million increase in incentive compensation costs and a $0.5 million increase in professional fees.

EBITDA. EBITDA in 2006 was $88.2 million compared to $73.6 million in 2005, an increase of $14.6 million or 19.8%

IMS Division EBITDA increase $6.6 million to $68.7 million. Additional services we provided at the customer site experiencing a work stoppage since February 2006 resulted in approximately $4.6 million of additional EBITDA in 2006 compared to 2005. At the site where a customer permanently shutdown its primary steelmaking operations our EBITDA would have decreased by $3.9 million, but that decrease was offset by one-time gains from a settlement of the related contract totaling $4.1 million. Additionally, the impact of nearly a full year of operations at a customer site where a large blast furnace had been idled for capital repairs in 2005 resulted in $1.8 million in additional EBITDA.

Tube City Division EBITDA in 2006 was $39.3 million compared to $33.7 million in 2005, an increase of $5.6 million or 16.6%. The increase resulted primarily from new customers and contracts and an increase in tonnage in our raw material procurement activities.

Expenses incurred by our administrative segment were $19.8 million in 2006 a decrease of $2.4 million or 10.8% compared to the $22.2 million incurred in 2005 which was driven by a $2.3 million decrease in the cost of withdrawn public offerings and a $2.8 million decrease in the loss on early extinguishment of debt which occurred in 2005 with no similar transaction in 2006. These decreases in administrative expenses were partially offset by higher wage, benefit and incentive compensation costs.

Depreciation and Amortization. Depreciation expense in 2006 was $48.0 million compared to $49.6 million in 2005, a decrease of approximately $1.6 million or 3.2%. Amortization expense in 2006 was $7.2 million compared to $7.0 million in 2005, an increase of $0.2 million or 2.4%

Interest Expense. Interest expense in 2006 was $33.9 million compared to $24.0 million in 2005, an increase of $10.0 million or 41.7%. This increase is attributed to increased debt associated with our fourth quarter 2005 refinancing, which added an additional $65.0 million of outstanding first lien term debt under our credit facility. The additional $65.0 million in outstanding debt increased our interest expense by approximately $3.8 million in 2006 compared to 2005, while general increases in interest rates and margins on variable rate debt increased our interest expense by $4.8 million. The increase in rates was partially offset by the impact of interest rate swaps which reduced our total interest expense by $0.7 million in 2006. The remaining increase in rates was primarily the result of additional outstanding revolving borrowing in 2006 compared to 2005.

Income Tax Benefit. The income tax expense in 2006 was $0.3 million representing a negative effective tax rate of 33.3% on the pre-tax loss of approximately $1.0 million. In 2005, we recorded an income tax benefit of $2.3 million representing an effective rate of 33.2%. The change in the effective rate was driven by the amount of permanent differences related to nondeductible marketing expenses and residual United States tax on foreign income, a change in deferred state taxes relative to the estimated annual pre-tax income (loss), and capital losses not deductible for tax purposes.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

As a result of the IMS Transaction and the resulting change in ownership, under GAAP we are required to present separately in our audited 2004 financial statements our operating results for the predecessor period of January 1, 2004 to October 26, 2004 and the successor period of October 27, 2004 to December 31, 2004. Due to the different accounting periods created in 2004, we believe that presenting our 2004 results on an arithmetically combined basis provides a more useful presentation. Where we refer to financial measures given on a “non-GAAP combined” basis, we refer to the arithmetic sum of our predecessor period and successor period in 2004, without giving effect to purchase accounting for the full year, cost savings, interest expense or other pro forma adjustments resulting from the IMS Transaction and the Tube City Acquisition. When we discuss changes in our results of operations between 2004 and 2005 by segment, we make comparisons between the 2005 results of our Tube City Division segment (whose operations are included in the successor period commencing on December 22, 2004) and the Scrap Division segment of Tube City Holdings, LLC for the period from January 1, 2004 to December 21, 2004. That analysis therefore compares results of different companies over different periods using different bases of accounting and may not be indicative of future results of the segment. See “—Matters Impacting Comparability of Results.” We believe that such comparisons are useful in evaluating our financial performance.

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts. The table also provides a reconciliation of total revenue to revenue after cost of scrap shipments for each of the periods presented.

	Historical predecessor company January 1- October 26, 2004	Historical successor company October 27- December 31, 2004	Non-GAAP combined year ended December 31, 2004	Historical successor company year ended December 31, 2005	Fiscal year 2005 compared to non-GAAP combined 2004 dollar changes	Historical Tube City Holdings, LLC January 1- December 21, 2004
	(In thousands of dollars)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$—	$20,122	$20,122	$832,531	$812,409	$994,703
Service revenue	144,048	34,586	178,634	290,919	112,285	107,645

Total revenue	144,048	54,708	198,756	1,123,450	924,694	1,102,348
Costs and expenses:
Cost of scrap shipments	—	14,092	14,092	794,744	780,652	953,915
Site operating costs	94,339	28,044	122,383	207,297	84,914	72,024
Selling, general and administrative expenses	9,679	3,533	13,212	39,874	26,662	29,422
Compensation provided as a result of business combinations	10,019	—	10,019	—	(10,019)	8,332
Expenses associated with withdrawn public offerings	2,129	—	2,129	5,028	2,899	—
Depreciation	20,763	6,117	26,880	49,623	22,743	11,337
Amortization	596	864	1,460	7,039	5,579	169

Total costs and expenses	137,525	52,650	190,175	1,103,605	913,430	1,075,199

Income from operations	6,523	2,058	8,581	19,845	11,264	27,149
Loss on debt extinguishment	—	(7,010)	(7,010)	(2,812)	4,198	(636)
Interest expense, net	(8,648)	(2,522)	(11,170)	(23,950)	(12,780)	(5,544)
Income (loss) from equity investments	—	10	10	(99)	(109)	666

(Loss) income before income taxes	(2,125)	(7,464)	(9,589)	(7,016)	2,573	21,635
Income tax benefit (expense)	224	2,512	2,736	2,332	(404)	(32)

(Loss) income from continuing operations	$(1,901)	$(4,952)	$(6,853)	$(4,684)	$2,169	$21,603

Non-GAAP Financial Measures:
Revenue after cost of scrap shipments:
Consolidated
Total revenue	$144,048	$54,708	$198,756	$1,123,450	$924,694	$1,102,348
Cost of scrap shipments	—	(14,092)	(14,092)	(794,744)	(780,652)	(953,915)
Income (loss) from equity investments	—	10	10	(99)	(109)	666

Revenue after cost of scrap shipments	$144,048	$40,626	$184,674	$328,607	$143,933	$149,099

EBITDA
Loss before income taxes	$(2,125)	$(7,464)	$(9,589)	$(7,016)	$2,573	$21,635
Interest expense, net	8,648	2,522	11,170	23,950	12,780	5,544
Depreciation	20,763	6,117	26,880	49,623	22,743	11,337
Amortization	596	864	1,460	7,039	5,579	169

EBITDA	$27,882	$2,039	$29,921	$73,596	$43,675	$38,685

	Historical predecessor company January 1- October 26, 2004	Historical successor company October 27- December 31, 2004	Non-GAAP combined year ended December 31, 2004	Historical successor company year ended December 31, 2005	Fiscal year 2005 compared to non-GAAP combined 2004 dollar changes
	(In thousands of dollars)
IMS Division
Total revenue	$144,048	$33,757	$177,805	$256,540	$78,735
Cost of scrap shipments	—	—	—	(2,063)	(2,063)
Income (loss) from equity investments	—	—	—	—	—

Revenue after cost of scrap shipments	$144,048	$33,757	$177,805	$254,477	$76,672

Tube City Division
Total revenue	$—	$20,951	$20,951	$866,910	$845,959
Cost of scrap shipments	—	(14,092)	(14,092)	(792,681)	(778,589)
Income (loss) from equity investments	—	10	10	(99)	(109)

Revenue after cost of scrap shipments	$—	$6,869	$6,869	$74,130	$67,261

EDITDA by operating segment
IMS Division EBITDA	$40,030	$8,577	$48,607	$62,036	$13,429
Tube City Division EBITDA	—	748	748	33,731	32,983
Administrative EBITDA	(12,148)	(7,286)	(19,434)	(22,171)	(2,737)

Total EBITDA	$27,882	$2,039	$29,921	$73,596	$43,675

Total Revenue. Total revenue for 2005 was $1,123.5 million compared to $198.8 million for non-GAAP combined 2004, an increase of $924.7 million. Of this increase, $915.6 million was due to the inclusion of a full year of operations of Tube City during 2005 compared to 10 days of Tube City operations in 2004.

IMS Division total revenue for 2005 was $256.5 million compared to $177.8 million for non-GAAP combined 2004, an increase of $78.7 million. Of this increase, $69.6 million was due to inclusion of a full year of operations of Tube City whose Slag Division became part of our IMS Division following the Tube City Acquisition. Total revenue in 2005 of the sites formerly comprising Tube City’s Slag Division was comparable to total revenue of Tube City’s Slag Division for the period from January 1, 2004 to December 21, 2004. Excluding the impact of the Tube City Acquisition, IMS Division total revenue increased $9.1 million. Factors that affected IMS Division total revenue also affected revenue after cost of scrap shipments and are discussed below.

Tube City Division total revenue for 2005 was $866.9 million compared to $21.0 million for non-GAAP combined 2004, an increase of $845.9 million. The entire amount of the increase was due to the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days in 2004. For the period January 1, 2004 to December 21, 2004, Tube City’s Scrap Division (which became our Tube City Division following the Tube City Acquisition) had total revenue of $1,033.6 million. Our Tube City Division total revenue for 2005 was $166.7 million lower than the total revenue of Tube City’s Scrap Division for the period from January 1, 2004 to December 21, 2004. In addition to the 10 day shorter period, the following factors contributed to the decrease:

•

Revenue from the sale of materials declined due to lower scrap prices and the planned transition of customers to agency arrangements, in which we record an agency fee rather than revenue for the full sales value of the material. Lower scrap prices and lower sales volume as a result of the transition to agency arrangements were accompanied by corresponding decreases in our cost of scrap shipments. A decline in the market price of scrap had a generally offsetting effect on both line items and a minimal impact on revenue after cost of scrap shipments and income from operations.

•

A contract to provide exclusive outsourced purchasing services to a customer expired in November 2004. In 2005, we still provided outsourced purchasing services to that customer, but were no longer under an exclusive arrangement with that customer, resulting in a decline in total revenue of $47.7 million. The decline in total revenue was largely offset by a corresponding decline in the cost of scrap shipments to that customer.

Revenue After Cost of Scrap Shipments. Revenue after cost of scrap shipments for 2005 was $328.6 million compared to $184.7 million of non-GAAP combined 2004, an increase of $143.9 million. Of this increase, $135.3 million was due to the inclusion of a full year of Tube City operations during 2005 compared to 10 days of Tube City operations in 2004.

IMS Division revenue after cost of scrap shipments for 2005 was $254.5 million compared to $177.8 million in non-GAAP combined 2004, an increase of $76.7 million. Of this increase $68.1 million was due to the inclusion of a full year of operations of Tube City, whose Slag Division became part of our IMS Division following the Tube City Acquisition. Revenue after cost of scrap shipments in 2005 of the sites formerly comprising Tube City’s Slag Division was comparable to revenue after cost of scrap shipments of Tube City’s Slag Division for the period from January 1, 2004 to December 21, 2004. Excluding the impact of the Tube City Acquisition, IMS Division revenue after cost of scrap shipments increased $8.6 million. The following factors contributed to the increase:

•	Two new slag processing and metal recovery sites contributed an additional $11.0 million in 2005.

•	Two sites that were added in mid-2004 contributed $1.9 million more in 2005 than in non-GAAP combined 2004.

•

The permanent shut down of primary steel making operations in June of 2005 of a customer resulted in a decline in revenue after cost of scrap shipments of $5.7 million in 2005 compared to non-GAAP combined 2004. That decline was partially offset by improved volumes across other customer sites.

•

Our largest customer temporarily idled one of its largest facilities in order to make significant capital upgrades. The idling and the corresponding reduction in volume reduced IMS Division revenue after cost of scrap shipments by $2.7 million.

•

Approximately 69% of the other customer sites in the IMS Division increased revenue after cost of scrap shipments in 2005 compared to non-GAAP combined 2004, helping to partially offset the revenue after cost of scrap shipments reductions associated with customer outages.

Tube City Division revenue after cost of scrap shipments for 2005 was $74.1 million compared to $6.9 million in non-GAAP combined 2004, an increase of $67.3 million. Substantially all of the increase was due to the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days in 2004. For the period from January 1, 2004 to December 21, 2004, Tube City’s Scrap Division had revenue after cost of scrap shipments of $82.3 million. Our Tube City Division revenue after cost of scrap shipments for 2005 was $8.2 million lower than Tube City’s Scrap Division revenue after cost of scrap shipments for the period from January 1, 2004 to December 21, 2004. The following factors contributed to the decrease:

•	A decline in profit margin to more typical levels at the processing sites where we sell scrap for our own account caused a $6.2 million decline in revenue after cost of scrap shipments.

•

Revenue from one optimization site was $4.8 million lower in 2005 due to a negotiated contract change from a shared savings arrangement that was influenced by market prices to a long-term fixed fee-per-ton. Although the change resulted in lower revenue in 2005, we expect to generate a less volatile revenue stream in the long-term from the new arrangement. That revenue after cost of scrap shipments reduction was partially offset by $2.9 million in revenue after cost of scrap shipments from new service contracts.

Site Operating Costs. Site operating costs for 2005 were $207.3 million compared to $122.4 million for non-GAAP combined 2004, an increase of $84.9 million. Most of the increase was due to the inclusion of a full year of operations of Tube City during 2005, compared to 10 days of Tube City operations in 2004.

IMS Division site operating costs for 2005 were $179.3 million compared to $116.8 million in non-GAAP combined 2004, an increase of $62.5 million. Of this increase, $47.0 million was due to the inclusion of a full year of operations of Tube City, whose Slag Division became part of our IMS Division following the Tube City Acquisition. Site operating costs in 2005 of the sites formerly comprising Tube City’s Slag Division were approximately $1.0 million greater than site operating costs of Tube City’s Slag Division for the period from January 1, 2004 to December 21, 2004, driven largely by $0.8 million of additional costs incurred during one customer’s transition from an integrated steelmaking facility to a minimal facility. Excluding the impact of the Tube City Acquisition, IMS Division site operating cost increased $15.5 million. The following factors contributed to the increase:

•	The IMS Division won contracts for two new customer sites in 2005, which resulted in additional revenue but also resulted in $10.7 million of additional operating costs.

•	Fuel costs increased by $3.3 million in 2005 due mainly to higher prices for diesel fuel used to operate mobile equipment.

Tube City Division site operating costs for 2005 were $28.0 million compared to $5.5 million in non-GAAP combined 2004, an increase of $22.5 million. Substantially all of the increase was due to the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days in 2004. For the period from January 1, 2004 to December 21, 2004, Tube City’s Scrap Division had site operating costs of $26.1 million. Our Tube City Division site operating costs for 2005 were $1.9 million higher than the site operating costs of Tube City’s Scrap Division for the period from January 1, 2004 to December 21, 2004 due primarily to the extra 10-day period and an increase in fuel prices.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2005 were $39.9 million compared to $13.2 million for non-GAAP combined 2004, an increase of $26.7 million. Most of the increase was due to the inclusion of a full year of operations of Tube City during 2005, compared to 10 days of Tube City operations in 2004, which had the effect of increasing 2005 selling, general and administrative expenses by $27.9 million.

Compensation Provided as a Result of Business Combination. In non-GAAP combined 2004, our predecessor company incurred $10.0 million in compensation costs related to business combinations as the IMS Transaction resulted in the accelerated vesting of rights under the predecessor company’s stock appreciation rights plan. The total amount owed under the plan was paid out immediately following the acquisition of the predecessor company, and the plan was terminated. There was no such cost in 2005.

Expenses Associated with Withdrawn Public Offerings. In 2005, we incurred $5.0 million in expenses associated with a Canadian Income Participating Security offering that was withdrawn. In non-GAAP combined 2004, we incurred $2.1 million in charges related to a similar Canadian public offering that was withdrawn by our predecessor company. When the offerings were withdrawn, these items were charged to operating expense.

EBITDA. EBITDA for 2005 was $73.6 million compared to $29.9 million for non-GAAP combined 2004, an increase of $43.7 million. Of this increase, $35.5 million is attributable to the inclusion of a full year of Tube City operations in 2005 as compared to only 10 days of Tube City operations in non-GAAP combined 2004.

IMS Division EBITDA was $62.0 million in 2005 compared to $48.6 million for non-GAAP combined 2004. The increase of $13.4 million was primarily attributed to the inclusion of a full year of operations of Tube City, whose Slag Division became part of our IMS Division segment following the Tube City Acquisition. EBITDA from sites formerly comprising Tube City’s Slag Division contributed $19.9 million of EBITDA in

2005 compared to $0.3 million for non-GAAP combined 2004. Excluding the impact of the inclusion of Tube City’s Slag Division, EBITDA decreased $6.2 million. The decrease in EBITDA was primarily caused by the same factors that impacted our IMS Division’s revenue after cost of scrap shipments and site operating costs discussed above.

Tube City Division EBITDA increased to $33.7 million in 2005 compared to $0.7 million for non-GAAP combined 2004. The increase of $33.0 million resulted almost entirely from the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days in non-GAAP combined 2004. Our Tube City division EBITDA was $14.5 million lower in 2005 compared to Tube City’s Scrap Division EBITDA for the period January 1, 2004 to December 21, 2004. The decrease in EBITDA was caused by the same factors that impacted our Tube City Division’s revenue after cost of scrap shipments, site operating costs and selling, general and administrative expenses as discussed above.

Cost incurred by our administrative segment was $22.2 million in 2005 as compared to $19.4 million for non-GAAP combined 2004, for an increase of $2.8 million or 14.4%. This change resulted from the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days of non-GAAP combined 2004, which increased costs incurred by our administrative segment by $14.1 million and an increase in expenses associated with withdrawn public offerings of $2.9 million. Offsetting this impact was a decrease in compensation provided as a result of business combinations of $10.0 million, and a $4.2 million decrease in loss on debt extinguishment.

Depreciation. Depreciation expense for 2005 was $49.6 million compared to $26.9 million of non-GAAP combined deprecation for 2004, an increase of $22.7 million. A portion of the increase was due to the inclusion of a full year of operations of Tube City during 2005, compared to 10 days of Tube City operations in 2004. The Tube City Acquisition resulted in the recording of $30.7 million in fair value of property, plant and equipment acquired, which had the effect of increasing depreciation expense by approximately $13.0 million. The following factors also contributed to the increased depreciation expense between 2005 and 2004 on a non-GAAP combined basis:

•

The IMS Transaction resulted in an increase in the balance of property, plant and equipment of $25.1 million to state assets at their fair value. In 2005, we incurred a full year of depreciation related to that adjustment to fair value as compared to just over two months in non-GAAP combined 2004, resulting in an increase in depreciation of approximately $8.2 million.

•	Capital expenditures in 2005 also resulted in additional depreciation, but such addition was largely offset by decreases associated with assets reaching the end of their estimated useful lives.

Amortization. Amortization expense for 2005 was $7.0 million compared to $1.5 million in non-GAAP combined 2004, an increase of $5.6 million. The IMS Transaction and the Tube City Acquisition resulted in the recording of finite life intangible assets, which are amortized over periods ranging from nine to 25 years. See “—Matters Impacting Comparability of Results—The IMS Transaction and Tube City Acquisition.” Finite life intangible assets associated with the IMS Transaction and the Tube City Acquisition resulted in amortization expense totaling $6.5 million for 2005.

Additionally, in the second quarter of 2005, we recorded a finite life intangible asset of $5.6 million in connection with our buyout of a competitor’s service contract with a customer. The amount represents the difference between our buyout cost and the fair value of the tangible assets purchased to service the contract. The resulting intangible asset is being amortized over the 10 year life of our contract, and we recorded amortization expense of $0.4 million related thereto in 2005.

Loss on Debt Extinguishment. In October 2005, we amended and restated our then-outstanding credit facility to add $65.0 million of additional first lien term debt and an additional $10.0 million of revolving credit capacity. We charged $2.8 million as a loss on the extinguishment of the previous debt. In December 2004, we refinanced our existing debt with a new $315.0 million term loan facility, incurring $7.0 million debt extinguishment costs in the process.

Interest Expense. Interest expense for 2005 was $24.0 million compared to $11.2 million of non-GAAP combined interest expense for 2004, an increase of $12.8 million. In connection with both the IMS Transaction and the Tube City Acquisition, we increased our outstanding term debt. Immediately prior to the IMS Transaction, we had $71.7 million of outstanding term debt. In connection with the IMS Transaction, we refinanced that term debt with a $155.0 million of new term loans. In connection with the Tube City Acquisition, we amended the term loans to add $160.0 million of term debt. In October, 2005, we again amended our credit facility to add an additional $65.0 million of term debt. As a result of these transactions, our average outstanding term debt in 2005 was $325.9 million compared to $94.6 million in non-GAAP combined 2004. The greater outstanding term debt resulted in an increase in interest expense of approximately $12.5 million in 2005 compared to non-GAAP combined 2004.

Income Tax Benefit. Our income tax benefit for 2005 was $2.3 million, representing an effective rate of 33.2%, compared to $2.7 million in non-GAAP combined 2004, representing an effective rate of 28.5%. The change in the effective rate was primarily driven by a permanent difference in 2004 related to a valuation allowance on deferred tax assets in 2004 that was not required in 2005.

Inflation and Changing Prices

Other than the impact of rising fuel costs, we believe that inflation did not have a material impact on our consolidated results of operations during the periods discussed above because inflation rates generally have remained at relatively low levels during the periods presented. Contracts for scrap management and slag processing generally include pricing escalators based on published price indices, thereby allowing us to reduce our exposure to inflation.

Liquidity and Capital Resources

Our working capital needs are largely driven by changes in accounts receivable and accounts payable associated with our outsourced purchasing activities. Fluctuations in accounts receivable and accounts payable can have a significant short-term impact based on the timing of receipts from our customers and payments to our vendors, but such fluctuations tend to be less volatile over the longer term. Our inventory consists of a small volume of scrap we sell for our own account, spare parts for equipment repairs and raw material shipments in transit. Inventory fluctuations are generally not significant in comparison to the fluctuations in accounts receivable and accounts payable. We had cash and equivalent balances of $2.7 million and $3.2 million on March 31, 2007 and December 31, 2006, respectively. After reductions for revolving loans and outstanding letters of credit, we had availability under our senior secured ABL facility of $97.8 million at March 31, 2007 and $15.9 million under our previous revolving facility at December 31, 2006. We believe that cash flow from operations, together with our ABL facility, will be sufficient to fund operating, capital and debt service requirements.

Cash Flow

Cash flow provided by operating activities in the non-GAAP combined first three months of 2007 was $9.4 million compared to $9.6 million for the first three months of 2006, a decrease of $0.2 million. However, $2.5 million of accrued interest was paid by the Acquiror in January, 2007. Had we paid that interest, cash provided by operating activities in the non-GAAP combined first three months of 2007 would have been $6.9 million, a decrease of $2.7 million from the first quarter of 2006. The decrease resulted primarily from a $2.8 million increase in cash used by working capital items and was largely the result of in-transit inventory at March 31, 2007. Cash used by working capital items generally results from the timing of collection of accounts receivable, payment of accounts payable and the amount of in-transit scrap inventory.

Net cash used in investing activities in the non-GAAP combined first three months of 2007 was $607.8 million consisting primarily of $596.5 million resulting from the Acquisition and $11.5 million in capital expenditures. Net cash used in investing activities in the first three months of 2006 was $9.5 million which included $7.6 million in capital expenditures and $1.7 million paid to acquire two new businesses.

Net cash provided by financing activities in the non-GAAP combined first three months of 2007 was $601.5 million. The amount was comprised of proceeds from new credit facilities and notes issued in connection with the Acquisition of $440.9 million and capital contributions associated with the Acquisition of $199.2 million offset by $9.3 million of cash used to pay off amounts outstanding under the Predecessor Company’s credit facilities and obligations of the Predecessor Company incurred as the result of the Acquisition and $15.5 million of debt issuance fees. Net cash used by financing activities for the first three months of 2006 consisted of $1.8 million in scheduled payments on the predecessor company’s term loan, capital leases and other indebtedness.

Cash flow provided by operating activities for the year ended 2006 was $32.0 million compared to $38.7 million in 2005, a decrease of $6.7 million. EBITDA increased by $14.7 million for the year ended 2006 compared to the year ended 2005, but that favorable result was offset by $18.3 million of cash used by working capital items in 2006 compared to $10.5 million of cash used by working capital items in 2005. In both periods, the cash used by working capital items resulted from the timing of collection of accounts receivable, payment of accounts payable and the amount of in-transit scrap inventory. In 2006, we paid $33.6 million in cash interest expense compared to $23.2 million in 2005. The $10.4 million increase was the result of additional debt incurred in the October 2005 refinancing as well has higher outstanding underlying interest rates.

In August 2006, the President of the United States signed the Pension Protection Act of 2006 (“PPA”) into law. Included in this legislation are changes to the method of valuing pension plan assets and liabilities for funding purposes, as well as the minimum funding levels required by 2008. We are determining what impact the new requirements will have on our cash flow. We must begin funding any 2008 shortfall no later than 2009, and must complete the funding by 2014. We anticipate funding pension contributions with cash from operations.

Net cash used in investing activities for the year ended 2006 was $54.2 million consisting primarily of $56.9 million in capital expenditures and $1.7 million in net cash used to acquire new businesses. Net cash used in investing activities for the year ended 2005 was $53.2 million which included $47.1 million in capital expenditures and $5.6 million paid to acquire a long-term service contract at a new customer site. During the year ended 2006 we spent $20.1 million in capital related to new customer sites, new contracted services and productivity improvements driven by one new customer site and new services and renewed contracts at two existing customer locations. During the year ended 2005 we spent $24.6 million in capital related to new customer sites, new contracted services and productivity improvements which primarily resulted from two new customer sites. In the year ended 2006, we spent $6.8 million to acquire equipment that had previously been leased under capital and operating lease agreements.

Net cash provided by financing activities for the year ended 2006 was $22.6 million compared to $11.5 million in the year ended 2005, an increase of $11.1 million. Cash flows from financing activities in 2006 consisted of $33.1 million in net revolving borrowings offset by $10.5 million in mandatory principal payments on our first lien term loan, capital lease obligations and other indebtedness. The net amount drawn on our revolving credit facility was used primarily to fund capital expenditures for new sites and contracts as well as to fund a temporary increase in working capital requirements. Cash flows from financing activities in 2005 included $65.0 million in proceeds from our October 2005 debt refinancing. The proceeds were partially offset by $2.4 million in issuance costs. A portion of the proceeds were used to pay a $45.7 million distribution to shareholders.

We generated $38.7 million in cash from operations during 2005. We generated $7.7 million in cash from operations during the period from October 27, 2004 to December 31, 2004 and our predecessor company generated $27.8 million in cash from operations during the period from January 1, 2004 to October 26, 2004 (together non-GAAP combined 2004). During non-GAAP combined 2004, operating activities generated $35.5 million of cash, which was $3.2 million less than was generated in 2005. However, cash flows from operations during 2005 include the operating cash flows of Tube City for the entire year, which totaled approximately $10.8 million. If the operating cash flows from Tube City had not been included in the 2005 numbers, cash flows generated by operating activity would have decreased $7.6 million from those generated in non-GAAP combined 2004, which contained a non-cash change of approximately $9.1 million related to a long term non-qualified retirement plan.

Net cash used in investing activities in 2005 was $53.2 million compared to $246.9 million in non-GAAP combined 2004, a decrease of $193.7 million. The IMS Transaction and the Tube City Acquisition resulted in $228.3 million of cash used in investing activities in non-GAAP combined 2004. Excluding the $228.3 million, net cash used in investing activities increased $34.6 million. The $34.6 million increase primarily resulted from the inclusion of a full year of Tube City capital expenditures in 2005 which totaled $15.6 million and capital expenditures related to new sites, new and renewed contracts and productivity improvements. Capital expenditures in 2005 were $47.1 million and included $21.5 million related to new sites, new and renewed contracts and productivity improvements. Capital expenditures in non-GAAP combined 2004 were $19.8 million.

The net cash provided by financing activities in 2005 was $11.5 million, and included $62.6 million of net proceeds from the refinancing of our credit facility in October, offset by a $45.7 million distribution to stockholders. Our 2005 financing activities also included $6.5 million of debt repayment and $1.0 million in proceeds from the sale of shares to some of our management employees. The net cash provided by financing activities in the period from October 27, 2004 to December 31, 2004 was $229.8 million, and included all of the cash provided by financing activities associated with the IMS Transaction on October 26, 2004 and the Tube City Acquisition on December 21, 2004. The net cash used for financing activities for the period from January 1, 2004 to October 26, 2004 was $9.5 million, and included $15.5 million of preferred stock redemptions and $14.0 million of distributions paid to stockholders prior to the IMS Transaction. The net cash used by financing activities also included a $32.0 million release of restricted cash related to a December 2003 refinancing.

Indebtedness

At December 31, 2006, our total debt consisted of the following (in thousands):

	Current	Non-Current	Total
Revolving credit facility	$33,100	$—	$33,100
First lien term debt	3,280	320,632	323,912
Second lien term debt	—	50,000	50,000
Capital leases and other	2,858	1,330	4,188

	$39,238	$371,962	$411,200

On January 25, 2007, in connection with our sale to Metal Services Acquisition Corp., all amounts outstanding under our Second Amended and Restated Credit Facility, which included the first and second lien term debt as well as the revolving credit facility, were paid off. Immediately after the sale, our total debt consisted of the following (in thousands):

	Current	Non-Current	Total
Senior secured ABL facility	$—	$50,500	$50,500
Senior secured term loan credit facility	1,650	163,350	165,000
Senior subordinated notes	—	225,000	225,000
Capital leases and other	2,747	1,219	3,966

	$4,397	$440,069	$444,466

New Senior Secured Credit Facilities

We entered into: (a) a senior secured ABL facility in an aggregate principal amount of $165.0 million, (b) a senior secured term loan credit facility in an aggregate principal amount of $165.0 million and (c) a $20 million senior secured synthetic letter of credit facility. We initially borrowed $50.5 million under the senior secured ABL facility. Both our new senior secured ABL facility and our new senior secured term loan credit facility contain restrictive covenants, including restrictions on our ability to make capital expenditures. Additionally, we issued $225.0 million of 9.75% senior subordinated notes due 2015.

Capital Leases and Other. From time to time we enter into lease arrangements with unrelated parties to finance the acquisition of equipment used on our job sites.

Capital Expenditures

For the year ended December 31, 2006, we made capital expenditures of $56.9 million which included $6.8 million of equipment buyouts of capital leases and operating leases and $20.1 million related to the expansion of our operations at new sites or the performance of additional services or productivity improvements. The remaining capital expenditures relate to maintaining our current level of operations. We have made, and we expect we will be required to make, significant capital expenditures each year to keep our equipment operational to meet the demands of our customers and to begin operating at new sites following contract wins. Depending on the scope of services provided, we will incur capital expenditures in connection with newly added sites and services. We will continue to review possible opportunities for the expansion to new customer sites that will generate additional revenue, but may also require additional capital spending. While we have no agreements to acquire additional businesses or equipment other than those described in this Annual Report, suitable opportunities may arise in the future. We cannot predict the timing or success of any acquisition effort, the size of the associated potential capital commitments or if funding will be available to us on satisfactory terms. Our existing credit facility generally limits our maintenance capital expenditures to $30.0 million annually. Capital to service new customer sites or provide additional services at existing customer sites is limited to $80.0 million over the term of the existing loan agreement. Our new senior secured credit facilities limit our annual capital expenditures to $57.5 million until 2010, after which time the annual limit will become $62.5 million, subject to a limited ability to carry over unused amounts.

Pension and Post-employment Benefit Obligations

Our pension and post-employment benefit plans are in compliance with applicable U.S. and Canadian regulatory and funding requirements and filings. However, some of our pension plans were underfunded when comparing the projected benefit obligation to the assets of the plans at December 31, 2006. We have made cash payments of approximately $0.3 million to the underfunded pension plans in 2006, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. Funding requirements in future years may be higher or lower depending on the investment experience of the plans’ assets and changes in the law in either the United States or Canada and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability. We anticipate that we would fund required contributions with cash generated by operating activities or cash available under our senior secured ABL facility.

We estimate that benefit payments for the defined benefit plans over the next five years and in the aggregate for the five years thereafter will be as follows (in thousands):

Year(s) of Payment	Amounts
2007	$1,225
2008	1,246
2009	1,039
2010	1,560
2011	1,123
2012-2016	8,048

Costs for our defined contribution plans amounted to approximately $2.4 million for 2006.

Our share of related estimated plan benefits and assets for the defined benefit multi-employer pension plans in which certain of our employees participate is not available. Our costs for such defined benefit multi-employer pension plans amounted to $4.8 million for 2006.

We also participate in several defined contribution multi-employer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $7.1 million in 2006.

We have defined benefit post-employment plans that provide varying amounts of medical and death benefits that are not funded and that we pay as required for individual participants. The accrued post-employment benefit obligation at December 31, 2006 and December 31, 2005 was $6.0 million and $6.6 million, respectively, of which $3.2 million at December 31, 2006 and $3.4 million at December 31, 2005 represented obligations related to employees of affiliates of our predecessor company that we have assumed. The discount rate used to actuarially compute this liability was 5.75% for both 2006 and 2005.

Future cost increases in health care benefits are assumed to be 10.0% in 2007, decreasing by 1.0% per year to 5.0% by 2012 and remaining at that level thereafter. Increasing these rates by 1.0% each year would increase the accumulated post-employment benefit obligation as of December 31, 2006 by $0.3 million and would not have had a significant impact on the post-employment benefit cost for 2006.

Commitments and Contractual Obligations

A summary of all of our contractual obligations as of December 31, 2006, classified by type and commitment expirations, is presented in the following table:

	Total as of December 31,	Payments Due by Period
	2006	2007	2008	2009	2010	2011	Thereafter
	(In thousands of dollars)
Contractual Obligations(1):
Long-term debt obligations(2)	$374,429	$3,797	$3,280	$3,280	$314,072	$50,000	$—
Capital lease obligations	3,671	2,312	1,075	284	—	—	—
Operating Lease obligations	6,217	2,500	1,748	1,233	523	213	—
Purchase obligations	5,219	5,219	—	—	—	—	—
Planned funding of pension benefit obligation(3)	5,226	305	953	953	936	936	1,144
Estimated interest payments(2)(4)	122,319	32,053	31,636	31,325	21,624	5,680	—
Other long-term obligations	7,078	1,347	1,571	1,485	673	310	1,692

	$524,159	$47,533	$40,263	$38,560	$337,828	$57,139	$2,836

(1)	On January 25, 2007, in connection with our sale to Metal Services Acquisition Corp., amounts outstanding under our Second Amended and Restated Credit Facility were extinguished and we entered into (a) a $165.0 million senior secured ABL facility, (b) a $165.0 million senior secured first lien term loan facility and we issued $225.0 million of senior subordinated notes. We have prepared a pro forma commitments and contractual obligations table below as though this transaction had occurred on December 31, 2006 to reflect the changes associated with this refinancing.
(2)	At December 31, 2006, in addition to the amounts indicated, we had outstanding $33.1 million in revolving borrowings. Our agreement for revolving borrowings terminated in 2009 so all outstanding amounts would have to be repaid by then. Additionally, we would incur variable rate interest expense on our outstanding revolving borrowings of prime plus 1.75% or a Eurodollar plus 2.75%. The Eurodollar rate at December 31, 2006 was 5.36% so if the $33.1 million in revolving borrowings remained outstanding we would incur additional cash interest expense of approximately $2.6 million.
(3)

The amounts shown represent an estimate of the minimum company contributions required by law to fund the estimated deficit in the pension plans as of December 31, 2006. To the extent that future experience gains or losses arise, such minimum required contributions will decrease or increase as required by law. The assumptions used to determine these amounts were similar to those used and disclosed in Note 20 of our audited consolidated financial statements included elsewhere in this Annual Report. We are determining what impact funding requirements of the Pension Protection Act of 2006 will have on our future cash flow. We must begin funding any 2008 shortfall no later than 2009 and must complete funding by 2014.

(4)	Assumes interest payments of 8.11% on the first lien term loan (LIBOR + 2.75%) and 11.36% on the second lien term loan (LIBOR + 6.00%). LIBOR is assumed to be 5.36% which was the 3-month LIBOR rate at December 31, 2006.

Pro forma Commitments and Contractual Obligations

On January 25, 2007, we refinanced amounts outstanding under our Second Amended and Restated Credit Facility in connection with our sale to Metal Services Acquisition Corp. We entered into (a) a $165.0 million senior secured ABL facility, (b) a $165.0 million senior secured first lien term loan facility and we issued $225.0 million of senior subordinated notes. The following table is prepared to give pro forma effect to that refinancing as if it had occurred on December 31, 2006:

	Pro forma total Total as of December 31,	Pro Forma Payments Due by Period
	2006	2007	2008	2009	2010	2011	Thereafter
	(In thousands of dollars)
Contractual obligations:
Long-term debt obligations(1)	$390,517	$1,754	$1,650	$1,650	$1,650	$1,650	$382,163
Capital lease obligations	3,671	2,312	1,075	283	—	—	—
Operating Lease obligations	6,217	250	1,748	1,233	523	213	—
Purchase obligations	5,219	5,219	—	—	—	—	—
Planned funding of pension benefit obligation	5,226	305	953	953	936	936	1,144
Estimated interest payments(1)	342,277	34,481	34,353	34,227	34,102	33,976	171,138
Other long-term obligations	7,078	1,347	1,571	1,485	673	310	1,692

	$760,205	$45,668	$41,350	$39,831	$37,884	$37,085	$556,137

(1)	On January 25, 2007, in connection with our sale to Metal Services Acquisition Corp., we drew $50.5 million on our senior secured ABL facility. The facility expires on January 25, 2013. Varying applicable margins apply to the senior secured ABL facility based on the amount outstanding and the availability. If the $50.5 million were to remain outstanding, we estimate that we would incur an additional $3.6 million in interest based on a LIBOR of 5.36%.

Off-Balance Sheet Financing

Our off-balance sheet financing arrangements consist of outstanding letters of credit of $16.0 million and operating leases with scheduled payments of $6.2 million as of December 31, 2006. See “—Commitments and Contractual Obligations.”

Recently Issued Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115 (“SFAS No. 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. SFAS No. 159 is effective as of January 1, 2008. The Company has not yet determined the effect, if any; the adoption of SFAS No. 159 will have on our results of operations or financial position.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) (“SFAS No. 158”). SFAS No. 158 changed the accounting rules for reporting and disclosures related to pensions and other postretirement benefit plans. At December 31, 2006, the Company adopted provisions of the statement to include on its balance sheet an additional net liability to reflect the funded status of retirement and other postretirement benefit plans. By 2008 the Company will be required to change the October 31 measurement date for the plan’s assets and obligations to its fiscal year end.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) which clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands the disclosures about fair value measurements. SFAS No. 157 is effective as of January 1, 2008. The Company has not yet determined the effect, if any; the adoption of SFAS No. 157 will have on our results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Certain statements we make under this “Quantitative and Qualitative Disclosures About Market Risk” constitute “forward-looking statements.” See “Forward Looking Statements.”

We do not carry market risk sensitive instruments for trading purposes, but we are exposed to the impact of interest rate and commodity price changes and, to a lesser extent, foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure changes in interest rates on our variable rate debt using financial instruments we deem appropriate.

Interest Rate Risk

Our term debt and revolving borrowings carry variable interest rates based on a prime or Eurodollar option at our election plus an interest rate spread that varies based on financial performance. At December 31, 2006, we had $373.9 million in outstanding variable rate debt and $33.1 million of outstanding variable rate revolving borrowings. Assuming no changes in the outstanding amount of our variable rate term and revolving borrowings, a hypothetical 1.0% change in interest rates would change our annual interest expense and cash flow from operations by approximately $4.1 million. We had entered into hedge agreements to swap a notional amount of $319.2 million of variable rate term debt for debt that fixes the LIBOR portion of the rate at approximately 4.87%. However, those swap agreements were terminated in December 2006.

On January 25, 2007 in connection with the sale of the Company to Metal Services Acquisition Corp., amounts outstanding under our Second Amended and Restated Credit Facility were extinguished and we entered into new financing agreements which included a $165.0 million variable rate term loan and a $165.0 million variable rate, asset-based, revolving line of credit. We drew $50.5 million on the revolver at closing. Assuming no changes in outstanding variable rate borrowings from the amounts initially drawn, a hypothetical 1.0% change in underlying variable rates would change our annual interest expense and cash flow from operations by $2.2 million. However, in March 2007, as part of our overall strategy to reduce the volatility associated with variable rate debt, we entered into swap agreements with notional amounts totaling $120.0 million locking in a fixed LIBOR of 5.029%. Factoring in the impact of the swap agreements, which reduce our overall exposure to changes in underlying variable interest rates, a hypothetical 1.0% change in underlying interest expense would change our annual interest expense and cash flow from operations by approximately $1.0 million.

Foreign Currency Risk

Movements in foreign currency exchange rates may affect the translated value of our earning and cash flow associated with our foreign operations as well as the translation of net asset or liability positions that are denominated in foreign currencies. During 2006 we derived approximately 97% of our revenue after cost of scrap shipments from providing services and products to North American steel mills. In countries outside the United States, we generate revenue and incur operating expenses denominated in local currencies. In 2006, we generated approximately $1.5 million of income from operations in foreign currencies and approximately $4.1 million of cash flow from operations in foreign currencies. Operating income in these countries would have decreased or increased by approximately $0.2 million and cash flow from operations would have changed by approximately $0.4 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar. As part of our growth strategies discussed above and elsewhere in this Annual Report, we are seeking to increase our operations overseas with the possibility that such operations will increase our foreign currency risk. We also plan to employ strategies, when appropriate, to mitigate foreign currency risk, and such strategies may include the use of derivative financial instruments.

Commodity Risk

Our operations, which include buying, selling and preparing scrap and other raw materials for our customers, have limited scrap price risk. In general, we carry little inventory relative to our sales volume. We typically purchase scrap only after receiving a firm purchase order from our customers and thereby limit the risk of changes in scrap and other raw material prices. However, we do maintain some inventory at warehouse locations and two retail operations, and we do, at times, purchase quantities of raw material and scrap in excess of immediate sales commitments or have sales commitments without a corresponding right to purchase all of the material required to fulfill the commitment. As a result, we have some exposure to changes in raw material prices, but we believe that this exposure is generally not material to us.

We also purchase commodities for use in our operations, most notably diesel fuel. We consume approximately 10 million gallons of diesel fuel annually and we incurred $21.0 million in fuel costs in 2006. We estimate that a 10% change in the price of fuel would affect income from operations by approximately $2.1 million per year. To help mitigate the risk of changes in fuel and other commodity risks, substantially all of our contracts contain pricing escalators based on published price indices that would generally offset some portion of fuel price changes. However, the timing of the impact of changes in commodity prices will generally precede the impact of a price escalator. For example, changes in commodity prices in 2007 would likely change the indices used to calculate the 2008 price escalator.

INDUSTRY OVERVIEW

Outsourced steel services providers do not produce steel, but rather are integral in nearly every other stage of the steel making process. Outsourced steel services providers offer operational and technical specialization, labor related efficiencies, superior asset utilization and economies of scale to enable steel producers to rationalize costs and improve operating efficiencies. Tangible benefits for steel makers include: (i) lower overall costs; (ii) increased productivity from focus on core competencies; (iii) increased flexibility and scalability; and (iv) reduced capital expenditures.

Outsourced steel services providers generally operate on-site at customers’ mills under long-term contracts, usually ranging from five to 10 years in length. Although contracts vary based on site-specific factors, revenues are typically based on a fee-per-ton model and generally include pricing escalators based on published price indices to offset changes in operating costs. Unlike the volume and margins of steel producers and other service providers, the volume and margins of outsourced steel services providers are generally not impacted by the volatility of steel prices. Given the physical and operational integration with customers, outsourced steel services providers generally enjoy high contract renewal rates.

Outsourced steel services providers typically embed their operations within customers’ sites by bringing in skilled employees and the mobile equipment and infrastructure needed to provide their services. Larger providers are often able to deploy their on-site assets more efficiently by moving equipment that may be underutilized at other sites, maintaining lower inventories of spare parts and utilizing operational experience to work quickly and efficiently to take over newly outsourced operations. While employees are recruited locally, sites are generally supervised by a team of experienced service-specific specialists. Outsourced steel services providers are thus able to leverage their operational expertise to meet or exceed steel producers’ overall safety, quality and environmental standards while creating material cost savings.

Market Size

Based on current levels of outsourcing by steel mills, we estimate that the North American and global outsourced steel services industry generates annual revenue after cost of scrap shipments, measured on an equivalent basis to our revenue after cost of scrap shipments operating metric, are approximately $1.1 billion and $3.6 billion, respectively in 2005. As steel mills continue to improve their overall cost structures and operational flexibility, we believe they will continue to increase the number of services they outsource.

Global Steel Production

The global steel industry is mature and has historically experienced relatively stable volume performance in terms of metric tons of steel produced per year. According to the International Iron and Steel Institute, global steel production totaled more than one billion metric tons in 2005 and grew at a compound annual growth rate of nearly 5% since 1985. The International Iron and Steel Institute estimates that growth in global steel demand will be approximately 5% over the next decade, driven by steady low single-digit growth in industrialized economies such as North America and Europe and robust growth in certain developing nations, including China and India.

The following table presents certain data upon which the above graph was based, as well as certain 2006 estimates.

Global Steel Production, 2001—2006E(1)

(In Millions of Tons)

	2001	2002	2003	2004	2005	2006E(1)	01’-06E’ CAGR
North America	118.3	121.7	122.4	131.6	125.4	130.1	1.9%
Europe	203.2	203.5	209.3	222.0	215.4	230.4	2.5%
South America	37.4	40.9	43.0	45.9	45.3	45.3	3.9%
China	142.5	179.6	219.4	273.9	348.8	418.2	24.0%
Other	323.5	336.4	352.5	365.3	371.9	386.3	3.6%

Total	825.0	882.1	946.7	1,038.6	1,107.0	1,210.3	8.0%

Source: International Iron and Steel Institute.

(1)	Estimated by annualizing year-to-date 2006 figures (available through November 30, 2006).

Regional Overview

North America. We estimate that the North American outsourced steel services industry was $1.1 billion (based on revenue after cost of scrap shipments) in 2005. The North American steel production market has significantly consolidated in recent years. Industry consolidators, such as Mittal Steel Company N.V., Nucor Corporation, United States Steel Corporation (“U.S. Steel”) and Gerdau SA have employed outsourced steel services providers to drive operational efficiencies and improve cost structures. We and MultiServ, a division of Harsco Corporation, which is primarily a post-production services provider, are the world’s two largest outsourced services providers. There are also certain other privately owned providers, such as Stein Steel Mill Services, Inc. and Edward C. Levy Co., that focus primarily on post-production services.

Europe. We estimate that the European outsourced steel services industry was $1.5 billion (based on revenue after cost of scrap shipments) in 2005. Most of the growth in European steel production has been in Central and Eastern Europe, driven in part by the consolidation of the world’s largest steel producers in those regions, including certain of our customers, such as Arcelor Mittal and U.S. Steel. We believe that as global steel producers expand into Central and Eastern Europe, the region’s use of outsourced steel services will grow. We believe that the largest provider of outsourced steel services in Europe is MultiServ. There are several smaller providers, such as privately owned Gagneraud Industries SAS, which provide pre- and post-production services to a limited number of mills. While producers are currently outsourcing most post-production services, pre-production outsourced servicing in Europe is relatively less mature, providing an opportunity for industry expansion.

South America. We believe the South America steel industry has utilized outsourcing at low levels relative to the more mature steel services outsourcing markets of North America and Europe. The South American steel production market has significantly consolidated in recent years, led by certain of our customers, such as Arcelor Mittal and Gerdau, which have significantly higher levels of outsourced steel services in North America and Europe.

China. While China is the largest and fastest growing steel producer in the world, its mills have only begun recently to recognize the efficiencies created by outsourcing services. We believe that the growth of the addressable Chinese outsourced steel services market, a nascent industry, will materially outpace production growth as steel producers continue to shift their focus towards improving efficiency and profitability.

Rest of the World. While we believe the majority of the rest of the world’s steel services are predominantly performed in-house, as industry consolidation persists and global steel producers continue to recognize benefits of outsourcing pre- and post-production services, there is potential for significant growth.

Steel Production Industry Trends

Favorable U.S. Supply/Demand Dynamics. The supply and demand dynamics of the U.S. steel industry are expected to result in steady production among U.S. steel makers for the foreseeable future. The U.S. has been a net importer of steel for nearly five decades. On average, for the period 1995 to 2005, estimated demand exceeded supply in North America by approximately 29 million metric tons per year, creating steady, structural demand for U.S. production.

Initiatives to Improve Cost Structure. Volatility of raw material prices, competing materials and a demanding customer base have forced steel producers to continually improve their cost structures. By outsourcing services to lower cost service providers, steel producers can significantly reduce costs, reduce capital expenditures and improve competitive positioning.

More Favorable Labor Relations and Management Flexibility. The North American steel industry restructuring since 2001 has resulted in important changes in steel mill labor relations and workforce flexibility. Historically, labor agreements in the steel industry generally required fixed staffing levels for a variety of on-site services, preventing steel producers from outsourcing certain services. Recent labor agreements, structured to make the North American steel industry more competitive on a global basis, have allowed management greater flexibility in general, which is expected to result in an increase in the number of services that steel producers seek to outsource in order to decrease the variable portion of their cost structures.

Continued Growth of Minimills. Over the past 40 years, the steel industry has experienced a dramatic shift in the manner in which steel is produced, which in turn has benefited the outsourced steel services industry. Driven by lower initial capital requirements, lower fixed costs and more flexible labor rules than those of integrated steel mills, the percentage of total North American steel production represented by minimills has increased from 40% in 1995 to 53% in 2005, according to the International Iron and Steel Institute. Since minimills produce steel using scrap as their primary input, the rise of the minimill has resulted in increased demand for certain outsourced steel services, including raw materials procurement, raw materials optimization and scrap management services. Further, integrated steel producers have substantially increased the proportion of lower grades of scrap that they use to make steel in an attempt to reduce their cost structures, further increasing the demand for scrap management and raw materials optimization services. According to the U.S. Department of Labor, Bureau of Labor Statistics, the shift toward minimill production in North America is expected to continue in the future.

Globalization of Steel Makers. As North American and European steel producers look internationally for growth opportunities, providers of outsourced steel services are expected to benefit as their customers acquire capacity abroad and implement an outsourcing business model similar to that employed domestically. In addition, as foreign steel producers enter the North American market and become acquainted with steel services outsourcing, they can be expected to increase outsourcing at the mills they own both in North America and globally. International expansion and globalization of steel producers, particularly in developing countries, will create a greater market for outsourced steel services as efficiencies and cost savings currently experienced in North America become more globally prevalent.

Consolidation of Steel Industry. The U.S. steel industry has undergone significant consolidation in the last five years. More specifically, it is estimated that the top five U.S. domestic steel producers have increased their share of U.S. steel production from approximately 42% to approximately 62%. Such industry consolidation has resulted in greater alignment of the global supply of and demand for steel production, as well as a substantial improvement in the financial health of steel producers. As large, more sophisticated and financially sound global steel producers grow, we believe they may continue to shift their focus to improving efficiency and profitability, creating a significant growth opportunity for outsourced service providers.

BUSINESS

Business Overview

We are the largest provider of outsourced services to steel mills in North America, with an emerging presence globally. With over 80 years of experience, we offer our operational expertise and specialized services at 68 sites in North America and Europe and have a presence in China. We do not produce steel, but rather we are integral in nearly every other stage of the steel making process, from initial raw materials procurement through finished goods handling. Our services enable our customers to realize cost savings through operational efficiencies while focusing on their core steel production processes. Our total revenue and revenue after cost of scrap shipments for the year ended December 31, 2006 were $1,375.6 million and $377.5 million, respectively. We measure our operating performance on the basis of revenue after cost of scrap shipments, which includes, in our procurement operations, only the margin earned on raw materials sold and does not give effect to the costs of raw materials or the revenue associated with such costs. We use this measure because it eliminates the impact of market pricing fluctuations that are passed on to our customers and generally do not significantly impact our income from operations. We derive substantially all of our total revenue and revenue after cost of scrap shipments from services and products provided to our customers in North America.

We serve customers that account for a substantial portion of North American steel production, and our services are generally integrated into the manufacturing processes at the steel mills operated by these customers. Our services are typically provided on a fee-per-ton basis under long-term customer contracts, of which approximately 79%, based on 2006 service revenue, expires after 2009. We have established long-term relationships with many of our customers. Our renewal rate for contracts expiring from 2000 through 2006 is in excess of 97%, based on service revenue, and we won an additional 29 new contracts during this period. Approximately 76% of our service revenue for 2006 was derived from customers whom we have served for over 10 years.

We provide our customers a comprehensive suite of value-added services through two segments, our Tube City Division (primarily pre-production services) and our IMS Division (primarily post-production services). Total revenue, revenue after cost of scrap shipments and EBITDA for our Tube City Division in 2006 were $1,081.9 million, $84.9 million and $39.3 million, respectively. Total revenue, revenue after cost of scrap shipments and EBITDA for our IMS Division in 2006 were $293.7 million, $292.6 million and $68.7 million, respectively. Expenses incurred by our administrative segment were $19.8 million in 2006. For a reconciliation of total revenue to revenue after cost of scrap shipments by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

History

The predecessor to our Tube City Division was founded in 1926 by David Coslov as a scrap iron and metal dealer in McKeesport, Pennsylvania. Michael Coslov, our current Chief Executive Officer and third generation descendant of David Coslov, acquired Tube City in 1987 from other family members and strategically transformed the business from a scrap processor to a provider of high quality, value-added outsourced steel services. IMS traces its roots to a company that began operating a sand and gravel pit in the Cleveland area in 1936 which later expanded its operations into slag processing and metal recovery. Over the years, IMS broadened its services to those offered today. In October 2004, the parent company of IMS was sold to Wellspring Capital Partners III, L.P. In December 2004, Tube City and IMS were combined to create the leader for outsourced steel services in North America, and, as a result, we changed our name to Tube City IMS Corporation.

Competitive Strengths

Leading North American Market Position With Growing Global Presence. We are the largest provider of outsourced services to steel mills in North America, with the #1 or #2 market position in each of our services resulting in a strong, stable revenue and free cash flow stream. We have increased our international customer base by recently establishing operations at two facilities in France and a presence in China, which augment our existing international operations in Serbia and Slovakia. As a result, we believe we are well positioned to capitalize on global steel production growth and increased outsourcing throughout the industry.

Longstanding Relationships With Strong History of Contract Renewals and Wins. Our customer base includes many of the leading integrated and minimill steel producers in the world. We have a history of successfully renewing contracts, which has resulted in the development of longstanding relationships with our major customers, including many of the leading global consolidators within the steel industry. On average, we have served our top 10 customers, based on 2006 revenue after cost of scrap shipments, for over 30 years. The strength of our relationships with our customers and integration of our operations with our large installed base of on-site equipment create significant barriers to entry and have driven our high customer retention rate. Since 2000, we have achieved a contractual renewal rate of 97% on a service revenue basis, having renewed 96 contracts out of 102 contracts up for renewal. From 2000 to 2006, we have also won an additional 29 new contracts, including 14 contracts at sites where we did not previously provide services and 15 contracts at existing sites where we offered other services.

Exclusive, Long-Term Contracts Generating Recurring Revenue. The nature of our services typically requires us to integrate our operations with those of our customers at each steel mill. Our services are typically provided under long-term contracts that normally range from five to 10 years in length. In 2006, approximately 99% of our service revenue was generated from long-term contracts, of which approximately 79%, based on 2006 service revenue, expires after 2009. Our contract fees are primarily based on steel production volume and are independent of steel pricing. As of March 31, 2007, we estimate that our existing multi-year contracts will generate future service revenue of approximately $2.1 billion.

Broadest Portfolio of Services Globally. We believe we offer the industry’s most comprehensive suite of pre- and post-production services. Our comprehensive suite of services includes raw materials procurement, raw materials optimization, material handling, product handling, slag processing, surface conditioning and other services. Through the combination of Tube City and IMS in 2004, we have become the only outsourced steel services company that can provide virtually all pre- and post-production services. The combination has also allowed us to cross-sell additional services to existing customers and provided us the scale and resources to operate on a global basis.

History of New Service Innovation. We believe that our ability to develop and implement innovative solutions has contributed to our market leading position. For example, we pioneered the North American commercial application of robotic surface conditioning, which increased the speed, quality and consistency of the surface conditioning process, enabling us to capture significant market share within this industry niche. We currently have automated surface conditioning installations at five of the seven mills in North America that outsource this process and we provide manual surface conditioning t certain other customers. Additional innovations include our Scrap OptiMiser™, GenBlend® and related software applications, which are real-time raw materials optimization systems that utilize our proprietary database of commodity and freight information to aid each mill in the planning, procurement and utilization of scrap metal and scrap substitutes based on current pricing and on-site inventory levels.

Based on information from our customers, we estimate the systems have produced significant cost savings for our customers in the range of $3.00 to $6.00 per ton of liquid steel, depending on market conditions and other mill-specific factors. We have acquired eight new service contracts for our Scrap OptiMiser™ since 2004 and believe that the system’s broad appeal and growing track record will lead to increased product and GenBlend® demand among both existing and new customers. Recently, we also acquired the source code for software that will enable us to provide the services for non-ferrous metals.

Experienced, Proven Management Team with Significant Equity Ownership. Our senior management team has extensive experience, with an average of approximately 20 years of experience with us. Our site managers also have extensive industry experience. Under the leadership of the executive management team, Tube City IMS has generated a compound annual growth in revenue after cost of scrap shipments of 8%. In addition, our senior management team has significant equity ownership in us.

Business Strategy

Our business strategy is to continue to provide innovative and value-added services to our customers and to leverage our existing platform to expand our presence in North America and internationally.

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Capitalize on Trend Towards Outsourcing and Multi-Site Service Contracts. We believe that steel mills are increasingly outsourcing non-core functions and we will seek to win new outsourcing contracts by leveraging our expertise and comprehensive service offerings. We believe substantial opportunities for future growth exist both in North America and internationally, particularly since we believe the percentage of mills outside of North America that outsource these services is growing faster than the overall outsourcing market. We estimate that approximately 40% of North American mills currently outsource material handling and scrap management services. Internationally, the percentage of mills that outsource these services, while substantially lower, is growing faster than the overall outsourcing market. We believe continued outsourcing will provide us with significant opportunities for growth as mills increasingly turn to specialized providers to perform these essential functions. In addition, we believe we are in a unique position to leverage our existing embedded operations to generate new cross-selling opportunities at existing sites.

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Continue to Strengthen Our Partnerships With and Increase Penetration of Existing Customers. We seek to capitalize on our strong customer relationships by offering additional outsourced services to mills with which we currently have service contracts. The December 2004 combination of Tube City and IMS presented significant cross-selling opportunities, many of which we are just beginning to achieve as we bid for new contracts. On average, we provide approximately two out of our six primary services at each mill at which we currently operate, presenting a significant opportunity for additional growth within our existing customer base.

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Continue to Focus on Cost Advantage. A key element of our value proposition is to help our customers achieve greater efficiency and lower total costs by providing our comprehensive suite of outsourced services. Our flexible, cost effective labor agreements and operating platform allows us to utilize our work force efficiently, enabling us to furnish these services at a lower cost than many of our customers can perform them using in-house labor and processes. Our flexible operating structure, efficient use of knowledge sharing from on-site operations at 67 locations globally and use of best practices also contribute to our cost advantages over our customers. We will continue to utilize our favorable cost structure to increase our penetration at sites we currently serve, to win contracts to serve new sites for existing customers and to win contracts to serve new customers.

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Pursue Growth Opportunities. The 2004 combination of Tube City and IMS provided us the scale and resources to operate on a global basis. Our established operations in North America and Europe provide the platforms for continued international expansion into other parts of Europe, Asia and South America. We have recently recruited senior executives who have significant international operating experience in the outsourced steel services industry and strong relationships with leading global and regional steel producers. Further, we believe our existing relationships with leading global steel producers will help facilitate our expansion into these regions. We also believe we can expand both domestically and internationally by pursuing strategic acquisitions and joint ventures. The global outsourced steel services industry is highly fragmented with a number of smaller local and regional companies. We intend to use a disciplined and focused approach to selectively pursue strategic acquisitions and partnerships that will diversify our existing portfolio of products and services, expand our geographic footprint and bring new customer relationships. In 2006, we increased our international business and are pursuing a number of international opportunities in Europe, China and South America. We believe that by continuing to utilize our disciplined acquisition and joint venture strategies, we will be able to supplement our organic growth prospects and enhance our long-term earnings growth.

Services Provided

We provide our customers a comprehensive suite of value-added services through two segments, our Tube City Division (primarily pre-production services) and our IMS Division (primarily post-production services). In 2006, we generated total revenues of $1,081.9 million and $293.7 million from our Tube City Division and our IMS Division, respectively.

We believe we offer the industry’s most comprehensive array of outsourced steel services. Our operational expertise and broad range of services enable steel producers to better focus on steel production and improve their cost structure by outsourcing specific nonproduction functions to us. We are the largest provider of outsourced services to steel mills in North America, with the #1 market position in each of our service offerings except raw materials procurement in which we maintain the #2 market position.

We also offer other services, including equipment rental, mobile equipment maintenance, dust and debris management and refractory removal.

Slag, Metal Recovery and Sales

We are the leading provider of slag processing services in North America, providing services to 51 of the approximately 125 mills in this region. We pioneered original methods of removing slag material from melt shops that are now commonly used throughout the industry. The vast majority of modern mills employ slag processing as it is an essential element in the efficiency of steel mills’ operations. During the steel production process, slag accumulates inside the mills’ melt shops and must be removed. We remove and process the slag to recover valuable metallic material that is either reused in the production of steel by the host mill or sold. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction and agricultural applications. We perform these services under long-term contracts and are typically compensated on a fee-per-ton basis, with pricing escalators based on published price indices to offset changes in our operating costs.

Slag processing and metal recovery are fundamental to accelerating our international expansion. We are currently pursuing numerous opportunities to grow our services in Europe and China and to establish a leading presence in South America.

Material Handling

In North America and Europe, we offer our customers comprehensive material handling services, from receiving, inspecting, processing and managing raw material inputs to handling and managing of finished products. Our material handling expertise and specialized equipment allow us to take care of a broad array of our customers’ on-site logistical requirements from the beginning to the end of the steel production process.

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Pre-production material handling services (scrap management). We provide mills’ melt shops with inspection, preparation and just-in-time delivery of raw materials, as well as inventory control through logistics management. Our management and preparation services include receiving, inspecting, sorting, cleaning, shearing, burning, shredding and baling of scrap metal and scrap substitutes into various sized pieces and compositions according to customer specifications. Our inspection and testing protocols sort the incoming scrap for processing through a variety of methods based on size, composition and type of material. We own and operate a variety of specialized heavy equipment, including rail cars, large off-highway trucks, mobile mass spectrometers and hydraulic cranes to inspect and analyze incoming raw materials and transport raw material inventory within a mill’s facility.

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Post-production services (material handling/product handling). We handle and transport semi-finished and finished steel products. In many mills, the finishing facilities are not contiguous to the caster area and thus require a customized transportation and logistics system to move the product reliably and efficiently. Our skilled operators use large slab, billet and pallet carriers to transport thousands of tons of materials within a mill, 24 hours per day. Material handling equipment is also used to move finished products from the mill into inventory and from inventory onto rail cars, trucks or barges for shipment to the mill’s customers. We also provide rail services, including use of our site dedicated rail cars, on-site track installation and maintenance.

We estimate that approximately 40% of North American mills currently outsource material handling and scrap management services. Internationally, the percentage of mills that outsource these services, while substantially lower, is growing rapidly. We believe continued trends towards outsourcing will provide us with significant opportunities for growth as mills increasingly turn to specialized providers to perform these essential functions.

Raw Materials Procurement

We are the second largest supply chain management/outsourced procurement firm in the North American steel making raw materials procurement market with a rapidly growing international presence. We operate on a worldwide basis and act on behalf of our customers to purchase over seven million tons of raw material inputs annually, including scrap metal and scrap substitutes for use in the steel production process. We procure virtually all such raw materials on an ad hoc basis from industrial sources, demolition contractors and other vendors, through our U.S. and European purchasing personnel network, and indirectly through purchases from other brokers and dealers. We secure a nominal percentage of raw materials through annual output contracts from various industrial accounts.

It is common practice for steel producers to outsource the procurement of certain raw materials, including scrap. We believe that our extensive contacts, substantial purchasing scale and superior market knowledge enable us to procure raw materials cost-effectively for our customers. In some cases, we earn a contractually determined, volume-based fee for arranging delivery of raw material shipments to a customer directly from a vendor. In other cases, we concurrently arrange to purchase and sell raw materials at specified prices, typically locking in a margin without incurring price risk or inventory risk.

We procure materials on behalf of every major steel producer in North America. Our longstanding customer relationships and exclusive agency agreements are a result of our strength and reputation within the industry. As we increase our scale and reach, we expect to continue gaining global market share.

Surface Conditioning

Surface conditioning is a value-added process that removes inclusions and other imperfections from steel mill products so that they can be used in high end applications such as large household appliances and automotive products. We pioneered the North American commercial application of robotic surface conditioning and we are the largest provider of such services in North America.

Prior to the introduction of this technology, manual surface conditioning was a time consuming and costly process. Our technological advancements in robotic surface conditioning increased the speed, quality and consistency of the surface conditioning process, enabling us to achieve significant market share within this industry niche. We currently have automated surface conditioning installations at five of the seven mills in North America that outsource this process and provide manual surface conditioning to certain other customers.

Significant international opportunities exist for surface conditioning as developing nations focus on higher grades of steel production. Specifically, demand for higher end finished steel, suitable for automotive and other advanced applications, continues to accelerate in these growing markets.

Raw Materials Optimization

We developed and currently market the Scrap OptiMiser™ and GenBlend® software packages, which are proprietary, real-time raw materials optimization systems that include materials planning, procurement and utilization platform that we believe are the most advanced and comprehensive resource management and process control solutions in the steel industry. These services allow steel producers to achieve significant savings by optimizing their management of input materials (specifically scrap metal and scrap substitutes) to obtain the lowest liquid steel cost on a “just-in-time basis” for a desired type and grade of steel, based on market conditions, raw materials availability and each steel mill’s unique operating characteristics.

In addition, our Scrap OptiMiser™, GenBlend® and related software applications utilize our proprietary database of commodity and freight information to aid each mill in the planning, procurement and utilization of scrap metal and scrap substitutes, based on current pricing and on-site inventory levels. These applications are sold on a subscription basis. Based on information from our customers, we estimate that our optimization services have produced significant cost savings for our customers in the range of $3.00 to $6.00 per ton of liquid steel, depending on market conditions and other mill-specific factors. We have acquired eight new service contracts for the Scrap OptiMiser™ since 2004 and believe that the system’s broad appeal and growing track record will lead to increased demand among both existing and new customers. Recently, we also acquired the technology to enable us to optimize non-ferrous metals.

Other Services

We offer additional services that complement our other offerings and represent additional opportunities for steel mills to outsource other support activities. Additional services include:

•	Equipment Rental Services. These services allow customers to benefit from our access to equipment at low cost, on-site synergies and maintenance expertise.

•	Mobile Maintenance. We offer comprehensive maintenance services for our customers’ mobile equipment that utilize our on-site maintenance resources.

•	Dust and Debris Management. We provide on-site dust and debris management services to our customers, including road watering, road sweeping and vacuum truck services.

•	Refractory Removal. We offer furnace, ladle and vessel refractory removal services that utilize our specialized on-site equipment and skilled operators.

Customers

Our customer base includes the leading integrated and minimill steel producers in the world. We operate at 68 sites across North America and Europe, representing strategic sites for our customers either in terms of total capacity or the nature of steel produced at these mills. The following diagram shows the geographical distribution of our customers.

Our consistent track record of cost-reduction, superior performance, safety and environmental stewardship has facilitated longstanding relationships with global steel producers. On average, we have served our top 10 customers, based on 2006 revenue after cost of scrap shipments for over 30 years. In 2006, our total revenue from U.S. Steel and affiliates and AK Steel and affiliates were in each case in excess of 14% of our consolidated revenue. In 2006, U.S. Steel and AK Steel accounted for 35% and 14% of our total revenue, respectively, and the loss of all contracts with either customer would likely have a material adverse effect on our results of operations. Our top 10 customers accounted for 75% of our total revenue. We provide services to U.S. Steel and its affiliates under a number of contracts that together cover 28 services at seven sites. We provide services to AK Steel and its affiliates under a number of contracts that together cover eight services at three sites. The average remaining contract life for the services we provide to U.S. Steel is about eight years, and the average remaining contract life for the services we provide to AK Steel is about four years. The strength of our relationships with our customers and integration of our operations within our large installed base of on-site equipment create significant barriers to entry and have driven our high customer retention rate.

Contracts

Our business model is based on providing a full suite of outsourced steel services through our embedded operations at customer sites and through our own sites. In 2006, approximately 99% of our service revenue was generated from long-term contracts, of which approximately 79%, based on 2006 service revenue, expires after 2009. Our contract fees are primarily based on steel production volume, are independent of steel pricing and generally include pricing escalators based on published price indices to offset changes in our operating costs. Our contracts generally have initial terms of between five and 10 years in length. The weighted average remaining term of our current portfolio of contracts is approximately six years. The contracts are site-specific and typically include multiple services per site. No single contract represented more than 10% of our service revenue in 2006.

Substantially all of our contractual service revenue is based on the volume of material handled and is therefore not influenced by steel pricing. Service revenue generated from our contracts is largely a function of mills’ production volumes and, in some cases, is coupled with monthly base fees. Further, certain contracts include tiered pricing, with higher revenue after cost of scrap shipments per ton at lower volume levels, which maintains revenue after cost of scrap shipments and profitability in the event that production volumes decrease. Apart from the monthly base fees, we are generally not guaranteed any minimum amount of volume or revenue by our contracts. As of March 31, 2007, and based on 2006 production volumes and contract terms, we estimate that our existing multi-year contracts will generate service revenue, or backlog, of $2.1 billion. Our backlog includes significant estimates and is based on assumptions that may prove to be incorrect. Of our current contracts, 79% will expire after 2009, as measured by service revenue.

In approximately May of 2005, one of our customers ceased steelmaking operations at one of the sites where we provide services, but continued to operate certain other mill functions at the site. Since that time, the customer has continued to pay contractually determined minimum fees related to the closed operation while we have continued to provide services supporting the continuing operation. In December 2006, we agreed to terminate the mill’s contractual obligations to us in exchange for a cash buyout fee and the customer’s purchase of related equipment. We have agreed to continue performing certain maintenance services to the customer on a cost plus basis. We believe the termination of the contract, mitigated by the new maintenance service arrangement, will result in a decrease of annual revenue of about $1.3 million.

New Contract Bidding

We have a successful track record of winning new business and gaining market share, having won 31 new contracts from 2000 through 2006, including 14 contracts at sites where we did not previously provide services and 15 contracts at existing sites where we offered additional services. Further, we have won 11 commitments for new business and renewed 31 contracts since the combination of Tube City and IMS in December 2004, highlighting the strength of our integrated services platform. Our market share has increased as a result of these new contracts and commitments.

We evaluate and pursue new contract opportunities by assembling multi-functional teams, including representatives from sales and marketing, engineering, site operations and finance, to analyze opportunities and formulate comprehensive proposals. We employ a disciplined approach of preparing detailed financial analyses that incorporate pricing, revenue, fixed costs, required equipment and personnel, creditworthiness, customer reputation, historical and forecasted production volume and the unique characteristics of each mill to develop each proposal. Final decisions regarding a proposed bidding strategy are subject to final approval by an executive committee consisting of members of senior management.

International Expansion

As the only global provider of the full range of outsourced steel services, we are well positioned to expand our international operations by: (i) participating in the growth of the global steel industry, (ii) benefiting from increased outsourcing and (iii) gaining market share from both global competitors and local contractors. Our international growth strategy is currently focused on Europe, where we have established operations as a result of expanding relationships with U.S.-based customers and by making acquisitions, and in the longer-term on Asia and South America, where we have recently established a presence to pursue new business opportunities. We believe that limited international competition, combined with our strong customer relationships and ability to offer a comprehensive range of pre- and post-production services, will serve as the drivers of our international growth.

We estimate that the addressable market opportunity in Europe is approximately $1.5 billion (based on net revenue, estimated on an equivalent basis to our revenue after cost of scrap shipments operating metric). We currently operate in four European mills located in France, Serbia and Slovakia. We have further developed our platform with the recent commencement of a comprehensive European outsourced purchasing initiative that operates from our site in Slovakia. We are using our current operations in Europe to grow our customer base by pursuing new contracts with major steel producers and cross-selling new services to existing customers. We continue to actively pursue a number of contracts. In addition, we believe that our outsourced purchasing operations will experience steady growth in the highly fragmented European scrap market as we continue to add professionals to augment our operations in this region. We have also recently formed a joint venture with a leading steel producer in China as well as hired personnel in South America to establish a presence from which to penetrate these geographic markets.

Service Equipment

Equipment located at the individual steel mill sites includes loaders, pot carriers, slab haulers, metal recovery plants, cranes, crushers, rail cars, trucks, shop and office structures and other equipment used in metal recovery operations and industrial service work. Due to the size of our customer base, we are able to effectively redistribute equipment to other sites when needed, enabling us to operate more efficiently, maximize the utilization of our equipment and minimize capital expenditures. Beyond purchasing replacement equipment, our capital expenditures reflect equipment additions purchased in connection with new business contracts.

Competition

The global outsourced steel services industry is highly competitive. Competition is based largely upon service quality, price, past experience and reputation. Certain of our competitors are companies or divisions or operating units of companies that have greater financial and other resources than we do, and a potential customer could view that as an advantage for such a competitor. In North America, primary direct competitors include Harsco Corporation through its MultiServ division, Edward C. Levy Co., the David J. Joseph Company and Stein Steel Mill Services, Inc., although most of our service categories include one or more additional significant competitors. In Europe, Latin America and Asia, competition is divided among one global provider and numerous local contractors, including Gagneraud Industries SAS and Egon Evertz KG in Europe.

Excluding competition from internal support capabilities at the mills themselves, we believe that we hold a leading position within each of the service categories in which we operate.

Market Segments Served

Service Category	Primary Third-Party Competitors
Slag Processing and Metal Recovery	MultiServ, Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc. and local and regional competitors

Material Handling	MultiServ, Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc., Marine Terminals Corporation and local and regional competitors

Raw Materials Procurement	The David J. Joseph Company, OmniSource Corporation, local and regional competitors

Surface Conditioning	MultiServ, Edward C. Levy Co., Egon Evertz KG, local and regional competitors

Raw Materials Optimization	No known competitors offering real-time optimization currently

Other Services	L.A. Grant and local suppliers

Employees

As of March 31, 2007, we employed approximately 2,472 people, 1,915 of whom are hourly employees. Approximately 48% of our hourly employees are covered by collective bargaining agreements.

Seasonality

Our consolidated results are not significantly impacted by seasonality. From time to time we have experienced a slight decrease in revenue during the winter months at certain customers’ sites.

Regulatory Considerations—Environmental, Safety and Quality Matters

Our business, like that of our customers and competitors, is subject to extensive regulation related to protection of the environment, including requirements concerning the handling, storage and disposal of waste materials, air emissions, wastewater discharges and the cleanup of contaminated sites. We are heavily regulated and closely monitored by environmental agencies because of the high level of environmental risk in the steel industry. Certain of our operations, including metal recovery, slag processing, materials handling, scrap management and surface conditioning, require permits for air emissions and/or wastewater discharges. We periodically monitor the regulatory status of each of our facilities, including changes in operations, to ensure compliance with applicable environmental regulations. Although we have been involved from time to time in environmental regulatory or judicial proceedings, we believe that our business currently is in substantial compliance with applicable environmental laws and regulations. We do not believe that continuous compliance with such environmental laws and regulations will have a material effect on our capital expenditures, earnings or competitive position.

Worker safety is a high priority for us, and we conduct regular safety compliance audits, maintain a comprehensive safety manual and engage in continuous worker safety training. All employees at a site are required to pass our medical surveillance program prior to performing work. Our employees participate in ongoing environmental and safety awareness training, which is incorporated into continuous job requirements. Our employees periodically meet with customers to develop mutually beneficial standard operating procedures designed to increase work safety and efficiencies. Site construction incorporates all government-required industrial hygiene and environmental safeguards. We provide for the maintenance of safety and environmental controls and devices on an ongoing basis.

We have obtained ISO 9002 quality certification at the following facilities: Gary, Indiana; Mansfield, Ohio; Middletown, Ohio; Fairfield, Alabama; Ecorse, Michigan; West Mifflin, Pennsylvania; and Kosice, Slovakia.

Properties

The Company operates its business from 68 locations throughout the United States, Canada and Europe. With the exception of the Company’s two owned facilities in Glassport, PA and West Mifflin, PA, the Company generally occupies space for their operations either through a lease or a license executed in connection with its customer contracts. The Tube City Division is headquartered at the Glassport, PA facility and the IMS Division is headquartered at the Horsham, PA facility which is leased. The Horsham, PA lease expires in 2011.

In general, our licenses are for ingress to, egress from and use of a defined area of a steel mill customer’s property. Such licenses are no-fee, are coterminous with the terms of our service contracts with the mills and obligate us to maintain the licensed premises in the condition when first used, subject to ordinary wear and tear. Operating site leases allow us to use defined areas of our customers’ property under terms substantially similar to our licenses.

Legal Proceedings

We are involved in various personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of our business.

Our former landfill and waste management business, together with two non-operating subsidiaries, were spun off to our stockholders in October 2002. The two former subsidiaries were subject to asbestos-related personal injury claims. We believe that we have no obligations for asbestos-related claims regarding the spun-off subsidiaries. In addition, we have been named as a defendant in certain asbestos-related claims relating to lines of businesses that we discontinued over 20 years ago. We believe that we are sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and we do not believe that a negative outcome will have a material adverse effect on our financial position, results of operations and cash flows.

Additional information regarding legal proceedings is included in Note 22, Commitments and Contingencies, to the Consolidated Financial Statements under “Financial Statements and Supplementary Data.”

Intellectual Property

We own a number of registered, applied-for and/or unregistered trademarks and service marks that we use in connection with our businesses, including: TUBE CITY IMS, TUBE CITY, INTERNATIONAL MILL SERVICE, IMS, WE CREATE VALUE, SCRAP OPTIMISER™ and GENBLEND® and certain related designs and logos. Our IMS Division owns four issued U.S. patents and one issued Canadian patent covering various devices, systems and/or processes related to the steel services business. We own a number of U.S. copyright registrations covering portions and/or versions of our Scrap OptiMiser™ and GenBlend® software applications. We currently have no patents on any of our software and rely instead on copyright and trade secret protection. We have acquired licenses to use certain third party software programs in some of our software programs including our Scrap OptiMiser™ software. Furthermore, on May 22, 2006, our Tube City Division acquired physical copies of the source code to and certain licensed rights under software to perform optimization services in certain non-ferrous metals industries.

Our patents all have a life of 20 years, with the earliest expiring in 2011. Our trademarks are granted 10 year renewable terms. Our copyright registrations covering the Scrap OptiMiser™ and GenBlend® name survive 70 years beyond the life of the software’s author. Our licenses to use third party software programs, including those found in portions of our Scrap OptiMiser™ software, generally grant us certain perpetual, non-exclusive license rights.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our current directors and executive officers.

Name	Age	Position
I Michael Coslov	65	Chairman and Chief Executive Officer
Joseph Curtin	60	President and Chief Operating Officer of the Tube City Division
Raymond S. Kalouche	44	President and Chief Operating Officer of the IMS Division
Daniel E. Rosati	44	Senior Vice President, Chief Financial Officer and Treasurer
Thomas E. Lippard	64	Executive Vice President, General Counsel and Secretary
J. David Aronson	40	Executive Vice President—Outsource Purchasing, Tube City Division
Timothy A.R. Duncanson	39	Director*
David J. Mansell	34	Director*
Colin Osborne	42	Director
Laurence N. Weiss	69	Director

*	Affiliated with Onex.

Set forth below is a brief description of the business experience of each of our directors and executive officers:

I Michael Coslov was elected Chairman of our board of directors in December 2004 and has also been our Chief Executive Officer since such date. He has been involved in the operations of our subsidiary Tube City since 1963. Mr. Coslov became the Chairman and Chief Executive Officer of Tube City in June 1987, and continues to serve in such capacities today. Mr. Coslov is highly regarded in the outsourced steel services industry and has held various leadership positions with the Institute of Scrap Recycling Industries. He received a BA from Duquesne University in 1963.

Joseph Curtin was appointed the President and Chief Operating Officer of our Tube City Division in December 2004 and was elected to our board of directors in February 2005. From July 1995 to the present, Mr. Curtin has served as President and Chief Operating Officer of our subsidiary Tube City, which he joined in 1983. From 1977 to the present, Mr. Curtin has been involved in trading, sales and marketing in the scrap industry. He received a BA from the University of Pittsburgh in 1968 and an MBA from Duquesne University in 1977.

Raymond S. Kalouche was elected to our board of directors in May 2004 and was appointed the President and Chief Operating Officer of our IMS Division in December 2004. He joined our subsidiary IMS in 1989 and spent his early career in the Surface Conditioning Division. In 1998, Mr. Kalouche was promoted to Vice President of Operations Planning of IMS. In 2000, he was named Senior Vice President—General Manager of IMS, and from 2002 to May 2004 he served as Executive Vice President and Chief Operating Officer of IMS. Mr. Kalouche was named President and Chief Executive Officer of IMS in May 2004. He has a MS degree in Civil Engineering from Ohio State University.

Daniel E. Rosati was appointed our Senior Vice President in January 2007 and our Vice President, Chief Financial Officer and Treasurer in December 2004. He joined our subsidiary Tube City in January 2003 as Vice President and Chief Financial Officer. Mr. Rosati is responsible for all financial aspects of our business, including financial reporting and analysis, back office administration and information technology. Prior to joining Tube City, Mr. Rosati was the Director of Finance for Black Box Corporation, a publicly traded distributor of network infrastructure products and provider of network installation services. While at Black Box, from 1993 to 2003, he had responsibilities in most financial aspects of the company, including financial reporting, business and financial controls, budgeting and forecasting, managing the company’s bank facilities and investor relations. Furthermore, Mr. Rosati led the financial integration of more than 80 acquisitions over a five-year period. Prior to that, from 1984 to 1993, Mr. Rosati was Senior Tax Manager with Arthur Andersen’s Pittsburgh office. Mr. Rosati graduated from Duquesne University in 1984 with a BA in Accounting and Finance. He is a certified public accountant.

Thomas E. Lippard was appointed our Executive Vice President in January 2007 and our Vice President, General Counsel and Secretary in April 2005. He joined our subsidiary Tube City in January 1997 as Senior Vice President of Finance and Administration, Secretary and General Counsel having served as outside counsel to Tube City since 1970. In 2002, he was named Executive Vice President of Finance and Administration, Secretary and General Counsel of Tube City, a position he continues to hold. Mr. Lippard also holds numerous positions with our subsidiaries. Since 1999, he has served as a Managing Director of our subsidiary Tube City Kosice, s.r.o.; and since 2002, he has served as a Managing Director of our subsidiary Tube City Balkan, d.o.o. From 1968 to 1996, Mr. Lippard was a lawyer in private practice, most recently as a partner at Thorp, Reed & Armstrong in Pittsburgh. Mr. Lippard earned a BA from the University of Pittsburgh in 1965 and a JD from the University of Chicago in 1968.

J. David Aronson was appointed the Executive Vice President—Outsourced Purchasing, of our Tube City Division in December 2004, and as such is responsible for its domestic and international trading operations. He has worked in the scrap industry since 1989, and joined our subsidiary Tube City in 1991 as an account executive. In 1993, Mr. Aronson was promoted within Tube City to Midwest Region District Manager, a position he held until he was named senior vice president in 1996 and subsequently promoted to his current position in 2004. Mr. Aronson received a BA from the University of Wisconsin in 1989.

Timothy A.R. Duncanson is currently a Managing Director of Onex Corporation and serves on the boards of Cineplex Galaxy Income Fund and Huron University College. Prior to joining Onex in 1999, Mr. Duncanson was an Associate in Mergers & Acquisitions at Lazard Freres & Co. in New York. He was also an Investment Analyst with Mutual Asset Management Ltd. Mr. Duncanson became a director of Tube City IMS Corporation in January 2007.

David J. Mansell is currently a Director at Onex Corporation and serves on the board of Radian Communication Services Corporation. Prior to joining Onex in 2002, Mr. Mansell worked as a consultant for four years with McKinsey & Company, during which time he was an Engagement Manager in the Toronto office and an Associate in the New York City office. Previously, Mr. Mansell worked for Grant Thornton Kessel Feinstein, a large South African accounting firm. Mr. Mansell became a director of Tube City IMS Corporation in January 2007.

Colin Osborne is currently the President and CEO of Caelan Consulting Inc., which provides consulting services in the metals, mining and manufacturing sector, with a focus on business assessment and strategic planning. Prior to joining Caelan Consulting in 2006, he served in various positions at Stelco Inc. from 1995 to 2004, most recently serving as the Chief Operating Officer. Mr. Osborne also served as the Senior Vice President of Strategic Planning & Business Development, and Vice President and General Manager of Operations at Hamilton Steel Division, Stelco Inc. Mr. Osborne currently serves on the board of Canadian Steel Training & Education Congress, Independent Electricity System Operator, Mohawk College and Parkdale International. Mr. Osborne became a director of Tube City IMS Corporation in January 2007.

Laurence N. Weiss was elected to our board of directors in February 2005. He is a certified public accountant and graphic arts entrepreneur, and has served as the President of Hippographics Inc., a venture capital firm, since 1978. From 1980 to 1999, Mr. Weiss acted as Chief Executive Officer of a major direct mail printing and fulfillment business, Spectra Graphics. Mr. Weiss is a graduate of the Pennsylvania State University and a member of the Chief Executives Organization, the World Presidents Organization and the Pennsylvania Institute of Certified Public Accountants.

The following people were directors prior to the closing of the Acquisition: I Michael Coslov, Joseph Curtin, Raymond S. Kalouche, David C. Mariano, Carl M. Stanton, William F. Dawson, Jr., Greg S. Feldman, Alexander E. Carles, In connection with the Acquisition, each of Messrs. Curtin, Kalouche, Mariano, Stanton, Dawson, Feldman and Carles resigned as directors and Messrs. Duncanson, Mansell and Osborne were elected to our board of directors at the closing of the transaction.

The Company has adopted a Code of Ethical Conduct for the Company’s senior executives and employees. The Company’s Code of Ethical Conduct will be made available in print, free of charge, to any person who requests it in writing.

Board Committees

Audit Committee

Our board of directors has adopted a written charter for the audit committee. Our audit committee is responsible for (1) reviewing the adequacy of internal accounting controls, (2) reviewing the results of the annual audit and the audit reports of the Company, (3) reviewing disclosures by the Company’s auditors concerning relationships with the Company, (4) pre-approving services provided by the auditors, (5) reviewing the performance of the auditors, (6) annually recommending auditors to the Board and preparing such reports or statements as may be required by securities laws and (7) shall have such power and authority as is necessary to fulfill the duties and obligations set forth in the Audit Committee Charter.

The members of the audit committee are currently Messrs. Osborne, Weiss and Duncanson. Messrs. Weiss and Duncanson each qualifies as a financial expert.

Compensation Committee

The members of our compensation committee are currently Messrs. Timothy A.R. Duncanson, David J. Mansell and Laurence N. Weiss. Our compensation committee makes recommendations to our board of directors concerning executive compensation and other incentive programs.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The “Committee” as used in this section refers to the Compensation Committee of the board of directors. “Named executive officers” or “NEOs” refer to the individuals set forth in the Summary Compensation table below.

Background

On January 25, 2007, an affiliate of Onex Partners II, Metal Services Acquisition Corp., our parent company, acquired 100% of our capital stock from our previous owners, including Mill Services Holdings, LLC. In connection with this acquisition we entered into employment agreements with each of our NEOs. Our NEOs’ names and current titles are listed below.

Name	Title
I Michael Coslov	Chairman and Chief Executive Officer

Daniel E. Rosati	Senior Vice President, Chief Financial Officer and Treasurer

Joseph Curtin	President and Chief Operating Officer of the Tube City Division

Raymond S. Kalouche	President and Chief Operating Officer of the IMS Division

J. David Aronson	Executive Vice President-OutSource Purchasing, Tube City Division

Compensation Philosophy and General Objectives

Our compensation program is designed to attract and retain employees who are able to meaningfully contribute toward the success of the Company. The program has been structured both to reward employees for past performance and to provide an incentive for future achievement. It attempts to achieve this by promoting an ownership mentality among our executive officers by providing equity interests in the Company. In designing the compensation program we have been mindful of fairness to all stakeholders.

Compensation Committee

Our Committee, which was created following the Acquisition, is authorized to make recommendations to the full board of directors concerning the compensation of our executives and other incentive programs. This will include responsibility for any arrangements established in connection with the Acquisition, such as the Restricted Stock Plan described below. Prior to the Committee’s creation, for the year ended December 31, 2006, decisions concerning such compensation programs were made by the full board of directors. We do not currently engage a compensation consultant.

Executive Compensation Components

For the year ended December 31, 2006, the principal elements of compensation for our NEOs were:

•	base salary;

•	annual bonus;

•	stock options;

•	perquisites and other personal benefits; and

•	retirement benefits.

At the time of the Acquisition, we entered into new employment agreements with our NEOs, terminated the stock option plan and established the 2007 Restricted Stock Plan. Our current principal elements of compensation for our NEOs are:

•	base salary;

•	annual bonus;

•	restricted stock grants;

•	perquisites and other personal benefits; and

•	retirement benefits.

Why We Choose to Pay Each Element

In general, we choose base salaries that are competitive relative to similar positions at companies of comparable size in our industry, in order to provide us with the ability to attract and retain employees with a proven record of performance. We use incentive compensation to provide a substantial cash payment opportunity based upon the Company’s achievement of budgetary and other objectives.

We believe that the interests of our senior management should be aligned with that of our stockholders, and to that end, in connection with the Acquisition, each of our executive officers made a significant investment in the equity of our parent corporation, Metal Services Acquisition Corp. To further align those interests, and to aid us in attracting, retaining and motivating key employees, Metal Services Acquisition Corp. adopted its Restricted Stock Plan at the time of the Acquisition. Our NEOs were awarded shares of common stock under the Restricted Stock Plan.

We believe that the various components of our compensation package together provide a strong link between compensation and performance. We also believe that such elements, in the aggregate, fit into our overall compensation objectives by aligning the interests of employees with our stockholders and attracting and retaining high quality executives and creating a strong compensatory incentive to successfully implement our strategies and achieve the goals we set for our business.

How We Choose Amounts for Each Element of Our Compensation Program

We do not have a formula in allocating between cash and non-cash compensation, nor between long-term and current compensation. Overall compensation is set sufficiently high to attract and retain talented management, to reward outstanding accomplishments in achieving corporate objectives and in performing general management responsibilities, and to provide an incentive to maximize long-term growth in the value of our Company.

We believe it is important to align the interests of our NEOs and stockholders and to reward our NEOs for the Company’s overall performance and increase in value. Each of our NEOs has a significant equity investment in the Company as a result of investments made by our NEOs in our parent company at the time of the Acquisition and from awards under the Restricted Stock Plan.

In establishing overall compensation levels, we did not engage in formal benchmarking. However, our employment agreements, which were entered into at the time of the Acquisition, were negotiated with representatives from our majority shareholder, Onex Partners II, a private equity fund which has substantial experience in establishing management compensation levels.

Individual Elements of Our Compensation Program

Base Salary

In 2006, our NEOs were paid base salaries as required by their then current employment agreements. We entered into new employment agreements at the time of the Acquisition with each of the NEOs.

The agreements provide for the same base salary the executive was receiving at the time of the Acquisition, subject to increase (but not decrease) from time to time.

The current salaries are:

Name	Base Salary
I Michael Coslov	$1,058,346
Daniel E. Rosati	275,000
Joseph Curtin	557,024
Raymond S. Kalouche	557,024
J. David Aronson	501,322

In establishing base salary levels we did not conduct any formal benchmarking. However, our employment agreements, which were entered into at the time of the Acquisition, were negotiated with representatives from our majority shareholder, Onex Partners II, a private equity fund which has substantial experience in establishing management compensation levels. As noted earlier, these salaries are subject to periodic review.

Each of these employment agreements has a five-year term commencing January 25, 2007 and provides for automatic successive one-year renewals unless either party provides the other with 60 days notice before the end of the initial or any renewal terms of an intention not to renew.

Bonus

The bonuses set forth in the Summary Compensation Table below for the fiscal year ended December 31, 2006, were not paid pursuant to a formal plan, but were paid on a discretionary basis, upon our board of directors’ approval, to reflect both the executive’s individual performance and the Company’s operating performance during 2006.

On March 29, 2007 our compensation committee adopted a 2007 bonus plan. This bonus plan sets aside 7% of pre-bonus EBITDA as a bonus pool for distribution in 2008 as recommended by our CEO.

Each of our NEOs’ new employment agreements provides that the officer is eligible to participate in a bonus plan to be established by the Company, as determined by our board of directors in its sole discretion, based upon our achievement of budgetary and other objectives to be set by the board of directors or the Committee.

Stock Incentive Awards

Our Former 2004 Stock Option Plan

The options shown in the Outstanding Equity Awards At Fiscal Year-End Table below were issued to our NEOs under the 2004 Stock Option Plan which was terminated upon consummation of the Acquisition. Pursuant to the terms of the Acquisition, the option holders received a cash payment for each option they held.

No options were issued during 2006, and no options were exercised in that year. During 2006, we had no equity plans other than the 2004 Option Plan, and so there were no grants of other equity awards during 2006. We do not currently intend to use stock options as a component of our compensation program.

Restricted Stock Plan

The Restricted Stock Plan was adopted in January 2007 and shares were awarded pursuant to the Restricted Stock Plan in February 2007. The plan makes available for award 2,182 shares of Common Stock of our parent company, Metal Services Acquisition Corp. (10% of the number of shares outstanding at the time that the plan was adopted).

Each of our NEOs’ employment agreements provides him with the right to receive a specified number of restricted shares (the “Restricted Shares”) under our Restricted Stock Plan. The decision as to the number of Restricted Shares to be awarded each NEO was negotiated with representatives of our majority shareholder, Onex Partners II, a private equity fund which has substantial experience in establishing management compensation levels.

The following table sets forth the number of Restricted Shares that were awarded the NEOs in February 2007. The value of each Restricted Share on the date of grant was $100.

Name	Number of Restricted Shares
I Michael Coslov	427.45
Daniel E. Rosati	158.20
Joseph Curtin	363.52
Raymond S. Kalouche	363.52
J. David Aronson	320.75

Twenty-five percent of the Restricted Shares vest upon grant, and an additional 15% vest on each of the first five anniversaries of the grant date. All nonvested Restricted Shares are forfeited if the holder ceases to be an employee of or consultant to the parent, the Company or any of its subsidiaries for any reason. Upon a Sale of the Company (as defined in the Restricted Stock Plan), all nonvested Restricted Shares become vested. The Restricted Stock Plan is administered by the Committee, which has the power to amend, modify, terminate or suspend the Restricted Stock Plan at any time, except that no such action may impair or adversely affect the rights of a participant with respect to Restricted Shares previously awarded without the consent of the participant.

Perquisites and other Personal Benefits

The perquisites listed under the Summary Compensation Table below were awarded to our NEOs under the terms of their former employment agreements. Under the terms of Mr. Coslov’s employment agreement, the Company pays the premiums for insurance policies on his life with an aggregate value of $13,000,000, dues for various clubs (totaling $93,486 in 2006), and costs and expenses for two automobiles (totaling $43,787 in 2006). Our NEOs’ new employment agreements provide for substantially similar perquisites and personal benefits as under their previous employment agreements.

Retirement Benefits and Nonqualified Deferred Compensation

Retirement Benefits

The NEOs did not participate in a qualified defined benefit pension plan in the year ended 2006. Our NEOs are eligible to participate in our tax-qualified 401(k) plan which covers all of our employees. In any plan year, we match 100% of the amount contributed by a participant, up to 6% of the participant’s compensation subject to applicable limits pursuant to Section 401(a)(17) of the Internal Revenue Code. All of our NEOs participated in our 401(k) plan during 2006 and received matching contributions.

Deferred Compensation Plan

The Company maintains the “Tube City, LLC Executive Deferred Compensation Plan” (the “Deferred Compensation Plan”), which is intended to be an unfunded nonqualified deferred compensation plan maintained for a select group of management and highly compensated employees not subject to Parts 2, 3 and 4 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Deferred Compensation Plan allows key employees, including the NEOs, to defer receipt of a portion of their base compensation and/or all of their bonus for a calendar year until termination of employment or upon the occurrence of other specific events. A participant is fully vested in the benefits attributable to such deferrals. The Deferred Compensation Plan also allows the Company to make discretionary allocations to a participant’s account under the plan, which may be subject to such terms and conditions as the Company may impose, in its sole discretion, including vesting provisions. The participants may elect among certain Company designated investments to measure the amount of gain or loss to be added to their plan accounts. A bookkeeping account is established to record each participant’s deferrals and any Company contributions, and such accounts are credited with the amount of gain or loss that such account would have earned or lost based on the investment alternatives chosen by the participant. The Deferred Compensation Plan is unfunded, but the Company has established a grantor trust (the “Rabbi Trust”) to hold assets to assist the Company in paying the benefits. The Rabbi Trust currently has all of its assets invested in a life insurance policy. See “—Nonqualified Deferred Compensation Table.”

Supplemental Executive Retirement Plan (Tube City)

Messrs. Curtin and Aronson were also entitled to nonqualified supplemental retirement benefits under their employment agreements in effect in 2006 (the “Tube City SERP”). The Tube City SERP was included in the new employment agreements with Messrs. Curtin and Aronson and such benefits provide substantially the same benefits as the payments to Messrs. Curtin and Aronson as described below in Potential Payments upon Termination or a Change in Control—Payments Made Upon Normal and Early Retirement Benefits. The Company’s obligation to pay the supplemental retirement benefits under the Tube City SERP is unfunded, but the Rabbi Trust described above holds assets to assist the Company in paying such benefits. See “—Pension Table.”

Supplemental Executive Retirement Plan (IMS)

Mr. Kalouche is a participant in the “Tube City IMS Corporation Supplemental Executive Retirement Plan” (the “Tube City/IMS SERP”), which is intended to be an unfunded nonqualified deferred compensation plan to pay additional benefits to certain eligible individuals whose benefits under the Company’s qualified 401(k) and profit sharing plan are restricted by the provisions of the Internal Revenue Code. The Tube City/IMS SERP is intended to be exempt from all of the provisions of Parts 2, 3 and 4 of ERISA. A bookkeeping account is established to record the amounts that the Company credits to Mr. Kalouche for each calendar year, which include amounts that the Company would have contributed for him under the Company’s qualified 401(k) and profit sharing plan, but could not because of certain restrictions under the Internal Revenue Code. Mr. Kalouche’s account is also credited with notional interest based on a formula set forth in the Plan. A participant’s vests in his account under the Tube City/IMS SERP in accordance with the same vesting schedule used in the Company’s qualified 401(k) and profit sharing plan. Mr. Kalouche is fully vested in his plan account. In general, Mr. Kalouche is entitled to receive a distribution of the vested portion of his account upon termination of his employment. The Tube City/IMS SERP is not covered by the Rabbi Trust. See “—Pension Table.”

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Severance Payments

Each of our NEOs’ new employment agreements provides that if we terminate the employment of one of our NEOs without “Cause,” or the NEO terminates his employment for “Good Reason” (each as defined in the employment agreements) or if we elect not to renew the employment period, then the NEO will be entitled to severance payments in an amount equal to two times his annual base salary, paid ratably over the severance payment period.

In addition to the severance payments, the NEOs will be entitled to continued health coverage during the severance payment period on the same basis coverage was provided before termination of employment. Such coverage will terminate if and when the executive officer is eligible for comparable coverage under another employer’s health plan. Severance payments are contingent on the NEO signing a release of claims against us and are subject to his continued compliance with restrictive noncompete and nonsolicit provisions.

Each employment agreement provides that the NEO is subject to (i) a noncompete restriction during his employment and for the a period thereafter equal to the greater of twelve months or the severance payment period, and (ii) a nonsolicit/no-hire restriction during his employment and for the a period thereafter equal to the greater of 24 months or the severance payment period. The employment agreements also provide that each NEO is subject to confidentiality restrictions.

Payments Made upon Terminations other than Without Cause or for Good Reason

If the employment of one of our NEOs is terminated for any reason other than by us without “Cause” or by him for “Good Reason” (each as defined in each respective employment agreement), the NEO will receive his base salary accrued through termination.

Payments Made upon Normal and Early Retirement Benefits

The new employment agreements with Messrs. Curtin and Aronson contain the provisions of the Tube City SERP, which provide that each executive officer is entitled to normal retirement benefits of $45,000 annually for a period of 10 years commencing upon the later of separation of service, or age 65, or early retirement benefits of $25,000 (plus $2,000 for each full year of age attained between ages 55 and 65) annually for a period of 10 years commencing upon separation of service at or after age 55 and before age 65. These annual pension benefits are increased to $50,000 and $30,000 (plus $2,000 for each full year of age attained between ages 55 and 65), respectively, for the year commencing January 1, 2115. These retirement benefits will be increased for inflation to the extent the year over year increase in the consumer price index in any given year after 1995 exceeds 10%. Each executive will forfeit his vested retirement benefits if his employment is terminated for any reason other than death or disability prior to age 55 or if, having reached age 55, he subsequently resigns other than for Good Reason, is terminated for Cause or violates the restrictive covenants as set forth in each executive’s employment agreement. Since Mr. Curtin has attained age 55, he would be entitled to an early retirement benefit if his employment terminated for any reason that would not result in such a forfeiture.

Tax and Accounting Implications

Section 162(m)

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that a publicly held company may deduct for compensation paid to its five most highly paid executive officers in any fiscal year. For these purposes, Section 162(m) of the Internal Revenue Code and the Treasury Regulations issued thereunder define a publicly traded company as any corporation issuing any class of common equity securities required to be registered under section 12 of the Exchange Act. The Company was not a publicly traded company subject to the limitations of Section 162(m) of the Internal Revenue Code for 2006.

If the Company becomes subject to the limitations of Section 162(m) of the Internal Revenue Code in the future, the Committee would review and consider the deductibility of executive compensation under Section 162(m) when it develops new executive compensation arrangements or plans. Although the Committee would consider the impact of the Section 162(m) limitation in developing compensation programs, it believes that it is important to maintain flexibility. Therefore, in certain circumstances, the Committee might approve compensation that will not qualify as deductible under Section 162(m).

Nonqualified Deferred Compensation

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, and added Section 409A to the Internal Revenue Code. Section 409A changed the tax rules applicable to nonqualified deferred compensation arrangements, i.e., if an executive is entitled to nonqualified deferred compensation that is subject to Section 409A, and such arrangement does not comply with the section, the executive will be taxed on the benefits when they vest (even if no distribution is made), and will be subject to an additional 20% federal income tax and interest. While the final Treasury Regulations on Section 409A have not been issued yet, the Company believes it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R). In 2006, the Company recorded approximately $0.6 million related to Statement 123(R). The impact of FASB Statement 123(R) on the Company in the future will depend on the type of share-based compensation programs we adopt.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2006, the Company did not have a compensation committee or other board committee performing equivalent functions. However, our board of directors adopted the 2006 Business Plan which set the limits for determining compensation levels. Mr. Coslov determined officer compensation levels in accordance with the 2006 Business Plan.

In the year ended December 31, 2006, none of our NEOs served as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation for the year ended December 31, 2006 awarded to, earned by, paid to or accrued for the benefit of the principal executive officer of the Company, the principal financial officer of the Company, and the four most highly compensated executive officers of the Company during 2006, other than the foregoing, who were serving as executive officers on December 31, 2006.

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plant Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total $
I Michael Coslov Chairman & CEO	2006	1,007,882	650,000	—	—	—	—		263,438	(3)(4)(5)(6)(7)(8)(9)	$1,921,320

Daniel E. Rosati Sr. VP, CFO & Treasurer	2006	206,005	135,000	—	—	—	—		37,731	(3)(4)(7)(9)	$378,736

Joseph Curtin President & COO, Tube City Division	2006	530,464	600,000	—	—	—	14,495	(2)	115,201	(3)(4)(6)(7)(9)	$1,260,160

Raymond Kalouche President & COO, IMS Division	2006	530,464	600,000	—	—	—	—		113,507	(3)(4)(6)(7)(9)	$1,273,971

J. David Aronson Exec VP-Outsourced Purchasing, Tube City Division	2006	477,418	600,000	—	—	—	9,451	(2)	90,766	(3)(4)(6)(7)(9)	$1,177,635

1.	Includes $13,200 of pre-tax salary deferred contributions by each of the NEOs to the Company’s tax qualified 401(k) plan.
2.	This number represents the increase in the present value of the accumulated benefit of each of Messrs. Curtin and Aronson under the Tube City SERP that occurred during 2006. Messrs. Curtin and Aronson have accrued the maximum benefit payable under this plan, but such benefit is forfeitable in certain circumstances. See “—Retirement Benefits and Nonqualified Deferred Compensation—Supplemental Executive Retirement Plan (Tube City)” for a description of the Tube City SERP, and the “—Pension Benefits Table”.
3.	Includes reimbursement of personal legal and/or accounting professional fees valued at cash cost to the Company. Mr. Coslov received $30,294.
4.	Includes country club memberships measured by total cash cost to the Company. Mr. Coslov received $93,486, Mr. Kalouche received $17,640, Mr. Curtin received $30,196 and Mr. Aronson received $27,965.
5.	The Company made lease payments of $43,787 for automobiles used personally by Mr. Coslov.
6.	Includes life and disability insurance premium payments valued at cash cost to the Company. Mr. Coslov received $50,514.
7.	Includes Company matching contributions to the Company’s tax-qualified 401(k) plan, and Company allocations to the accounts of Messrs. Coslov, Curtin and Aronson under the Company’s Deferred Compensation Plan, and to the account of Mr. Kalouche under the Tube City/IMS SERP. Notional termed earnings are credited to such accounts. See “—Retirement Benefits and Nonqualified Deferred Compensation” for a description of the Deferred Compensation Plan and the Tube City/IMS SERP, and the “—Nonqualified Deferred Compensation Table.”
8.	Includes personal usage of a condominium rented by the Company valued at actual cash cost to the Company.
9.	Includes an automobile allowance valued at cash cost to the Company. Messrs. Curtin and Aronson each received $25,438.

2006 GRANTS OF PLAN BASED AWARDS TABLE

The following table sets forth the 2006 grants of plan based awards for the year ended December 31, 2006. A dash indicates that the Company did not grant any plan based awards.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
I. Michael Coslov	—	$—	$—	$—	—	—	—
Daniel E. Rosati	—	$—	$—	$—	—	—	—	—	—	—	—
Joseph Curtin	—	$—	$—	$—	—	—	—	—	—	—	—
Raymond Kalouche	—	$—	$—	$—	—	—	—	—	—	—	—
J. David Aronson	—	$—	$—	$—	—	—	—	—	—	—	—

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth outstanding equity awards and year-end option values for the NEOs.

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date
	Exercisable	Unexercisable
I Michael Coslov	4,375.0 787.5	4,375.0 2,362.5	8,750.0 3,150.0	$ $	50.00 50.00	12/21/2014 6/1/2015

Daniel E. Rosati	500.0 437.5	500.0 1,312.5	1,000.0 1,750.0	$ $	50.00 50.00	12/21/2014 6/1/2015

Joseph Curtin	3,750.0 675.0	3,750.0 2,025.0	7,500.0 2,700.0	$ $	50.00 50.00	12/21/2014 6/1/2015

Raymond Kalouche	3,750.0 675.0	3,750.0 2,025.0	7,500.0 2,700.0	$ $	50.00 50.00	12/21/2014 6/1/2015

J. David Aronson	2,250.0	2,250.0	4,500.0		$50.00	12/21/2014

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the options that were exercised and vested for the year ended December 31, 2006. A dash indicates that no options were vested under the former 2004 Option Plan.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
I Michael Coslov	—	—	—	—
Daniel E. Rosati	—	—	—	—
Joseph Curtin	—	—	—	—
Raymond Kalouche	—	—	—	—
J. David Aronson	—	—	—	—

PENSION BENEFITS TABLE

The following table sets forth information regarding the nonqualified defined benefit pension plans that cover any of the NEOs. A dash indicates that the NEO is not entitled to any such benefits. None of the NEOs is a participant in a tax-qualified defined benefit plan.

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
I Michael Coslov	N/A	—		—		—
Daniel E. Rosati	N/A	—		—		—
Joseph Curtin	Tube City SERP	10	(1)	$278,043	(2)	—
Raymond Kalouche	N/A	—		—		—
J. David Aronson	Tube City SERP	10	(1)	$110,120	(2)	—

1.	Each of Messrs. Curtin and Aronson have been employed by the Company for more than ten years, but the maximum benefit payable under this plan was accrued after ten years of service.
2.	This number represents the present value of the accumulated benefit of each of Messrs. Curtin and Aronson under this plan as of December 31, 2006. This benefit is forfeitable if their employment terminates under certain circumstances. Since Mr. Curtin has attained age 55, he would be entitled to receive early retirement benefits if his employment terminates and the applicable forfeiture provisions do not apply. See “—Retirement Benefits and Nonqualified Deferred Compensation—Supplemental Executive Retirement Plan (Tube City)” for a description of the Tube City SERP.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth information regarding the non-qualified defined contribution plans that cover the NEOs. A dash indicates that the NEO is not entitled to any such benefits.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)		Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
I Michael Coslov	Deferred Compensation Plan	$—	$20,000	(1)	$15,409	$—	$153,918
Daniel E. Rosati	Deferred Compensation Plan	$—	$—		$—	$—	$—
Joseph Curtin	Deferred Compensation Plan	$—	$20,000	(1)	$22,012	$—	$159,883
Raymond Kalouche	Deferred Compensation Plan	$—	$54,627	(2)	$14,629	$—	$297,766
J. David Aronson	Deferred Compensation Plan	$—	$20,000	(1)	$16,974	$—	$162,501

1.	This number represents the discretionary Company allocations made to the accounts of Messrs. Coslov, Curtin and Aronson under the Company’s Deferred Compensation Plan. See “—Retirement Benefits and Nonqualified Deferred Compensation—Deferred Compensation Plan” for a description of the Deferred Compensation Plan.
2.	This number represents the Company allocation made to the account of Mr. Kalouche under the Tube City/IMS SERP. See “—Retirement Benefits and Nonqualified Deferred Compensation—Supplemental Executive Retirement Plan (IMS)” for a description of the Tube City/IMS SERP.

DIRECTOR COMPENSATION

During 2006, none of our directors received compensation for serving on our Board of Directors. All of our directors were reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance.

In connection with the Acquisition, each of Messrs. Curtin, Kalouche, Mariano, Stanton, Dawson, Feldman and Carles resigned as directors and Messrs. Duncanson, Mansell and Osborne were elected to our board of directors at the closing of the transaction. The current compensation of our independent directors for service on our Board and on the board of directors of Metal Services Acquisition Corp. is as follows: $10,000 to each of Messrs. Osborne and Weiss for attendance at each combined (the Company and Metal Services Acquisition Corp.) board of directors meeting, plus an additional sum of $5,000 to Mr. Osborne for service as Chairman of the combined (the Company and Metal Services Acquisition Corp.) audit committees for each combined audit committee meeting.

DIRECTOR COMPENSATION TABLE

The following table sets forth director compensation for the year ended December 31, 2006. A dash indicates that no compensation was paid for serving on our Board of Directors in 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total (%)
I Michael Coslov	—	—	—	—	—	—	—
Joseph Curtin	—	—	—	—	—	—	—
Raymond Kalouche	—	—	—	—	—	—	—
Alexander Carles	—	—	—	—	—	—	—
William F. Dawson Jr.	—	—	—	—	—	—	—
Greg S. Feldman	—	—	—	—	—	—	—
David C. Mariano	—	—	—	—	—	—	—
Carl M. Stanton	—	—	—	—	—	—	—
Laurence N. Weiss	—	—	—	—	—	—	—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Following the closing of the Acquisition, pursuant to which an affiliate of Onex Partners II, Metal Services Acquisition Corp. acquired 100% of our capital stock, our capital structure changed significantly. Metal Services Holdco LLC currently owns 100% of the capital stock of Tube City IMS Corporation, Metal Services Acquisition Corp. owns 100% of the membership interest of Metal Services Holdco LLC and Onex and certain members of our management own 100% of the capital stock of Metal Services Acquisition Corp. Prior to the closing of the Acquisition, we were wholly owned by Mill Services Holdings, LLC, an affiliate of Wellspring Capital Partners III, L.P.

As of May 23, 2007, the Company had outstanding 913,260 shares of common stock, $0.001 par value per share. Each share of our common stock is entitled to one vote. The following table sets forth certain information regarding the beneficial ownership of Metal Services Acquisition Corp.’s common shares and class A preferred shares held by Onex and by members of our board of directors and our named executive officers as of March 29, 2007. Beneficial ownership is determined in accordance with the rules of the SEC, and includes direct and indirect voting power and/or investment power with respect to securities. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to the common shares and class A preferred shares shown as beneficially owned by them.

Beneficial Owner(1)(2)	Number of Common and Class A Preferred Shares Beneficially Owned	Percentage of Common and Class A Preferred Shares Beneficially Owned
Onex Partners II LP(3)	11,404.47	52.12%
Onex American Holdings II LLC	7,244.66	33.11%
Michael Coslov, IMC Tube City Holdings, Inc. and IMC Tube City Investments, LLC	1100.00	5.03%
Joseph Curtin	*	*
Raymond S. Kalouche	*	*
J. David Aronson	*	*
Thomas E. Lippard	*	*
Daniel E. Rosati	*	*
Laurence N. Weiss	*	*
Colin Osborne	*	*
Timothy A.R. Duncanson	*	*
David J. Mansell	*	*
All executive officers and directors as a group (10 persons)	1,765.65	8.07%

*	Amount representing less than 1% of Metal Services Acquisition Corp.’s common shares and class A preferred shares.
(1)	The address for these equityholders is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, NY 10019.
(2)	All of the stock owned by these equityholders is pledged as security pursuant to our credit facilities.
(3)	All of the common stock and class A preferred stock owned by Onex Partners II LP may be deemed to be owned beneficially by Onex Corporation. Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such has the voting and/or investment power with respect to, and accordingly may be deemed to own beneficially, all of the shares of our common stock and class A preferred stock owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. The address for Onex Corporation is 161 Bay Street, Toronto, Ontario M5J 2S1, Canada.

Changes in Control

In connection with the Acquisition, all of the Company’s capital stock was pledged by Metal Services Holdco LLC, our parent company, as security for its guaranty of our obligations under our new credit facilities. In the event that we default on either of our new credit facilities, the lenders could foreclose on the pledged equity in the Company which would result in a change of control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We maintain policies and procedures intended to deter conflicts of interest and ethical lapses. We are reviewing such policies and procedures to confirm that they meet the standards imposed on subsidiaries of Onex Corporation, which controls our principal equityholder and whose shares are publicly traded in Canada.

Management Agreement

We have entered into a management agreement with Onex, our principal equityholder. As consideration for providing us with services in connection with the Acquisition, we have paid Onex Partners Manager LP, an affiliate of Onex, a one-time fee of $2.0 million. In exchange for providing us with corporate finance and strategic planning consulting services, we will pay Onex Partners Manager LP an annual management fee of $1.0 million. We will also reimburse Onex Partners Manager LP for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement, as well as out-of-pocket expenses incurred in connection with the Acquisition. The management agreement has an initial term of 10 years, subject to automatic one-year renewals, unless terminated by either party by notice given at least 90 days prior to the scheduled expiration date.

Other Transactions

Mr. Coslov, our Chairman and Chief Executive Officer, owns an interest in a partnership that provides private aircraft services. From time to time, both Mr. Coslov and other executives use an aircraft owned by the partnership for company business. When only Mr. Coslov or other of our executive officers use the aircraft for company business, we reimburse Mr. Coslov at the rate charged to him by the partnership for use of the aircraft. In 2005 and 2006, we reimbursed Mr. Coslov approximately $0.1 million and $0.3 million, respectively, for the use of these aircrafts by him and/or other of our executives on company business. The reimbursement for the year ended 2006 includes travel in 2005 related to the road show for our withdrawn Canadian income fund offering. We do not reimburse Mr. Coslov for any personal use of the aircraft.

Mr. Coslov’s son, David Coslov, is employed by us as a vice president of the Tube City Division and received $211,931, $293,638 and $187,460 in aggregate annual salary and other compensation during 2004, 2005 and 2006, respectively.

The Company has implemented a written conflicts of interest policy which helps to prevent self-dealing. The policy requires employees to disclose all situations which may present a conflict of interest between the Company and the employee. Potential conflicts of interest are presented to our chief executive officer who determines whether a conflict of interest exists. Unless our chief executive officer, in his sole discretion, waives the conflict of interest, employees are subject to discipline, up to and including termination for violating this policy.

Director Independence

Our independent directors are currently Messrs. Osborne and Weiss.

DESCRIPTION OF THE NEW SENIOR SECURED CREDIT FACILITIES

Concurrently with the consummation of the Transactions on January 25, 2007, we, together with Holdco and our subsidiaries as guarantors, entered into new senior secured credit facilities arranged by Credit Suisse Securities (USA) LLC and UBS Securities LLC, as joint bookrunners and joint lead arrangers. The key terms of our new senior secured credit facilities are described below.

Our new senior secured credit facilities provide senior secured financing of $350 million, consisting of:

•	a $165 million asset-based revolving credit facility;

•	a $165 million term loan credit facility; and

•	a $20 million synthetic letter of credit facility.

In addition, we will have the option to request up to $80 million in incremental facilities in the form of first lien term loans and $25 million in incremental commitments under the asset-based revolving credit facility. The lenders under our new senior secured credit facilities have not committed to provide such incremental facilities.

Senior Secured Asset-Based Revolving Credit Facility

We expect that our senior secured ABL facility will be available to us on a revolving basis during the period beginning on the closing date of the Transactions and ending on the sixth anniversary thereof. The maximum availability under our senior secured ABL facility is based on specified percentages of our eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the ABL loan agreement. The commitments under our senior secured ABL facility are initially comprised of $150 million of commitments under the LIFO Tranche and $15 million of commitments under the FILO Tranche. While the FILO Tranche commitments are outstanding, the borrowing base is subject to greater advance rates than would otherwise be in effect. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time.

A portion of our senior secured ABL facility will be available for swingline loans and the issuance of letters of credit. Both the face amount of any outstanding letters of credit and any swingline loans will reduce availability under our senior secured ABL facility on a dollar-for-dollar basis.

Interest, Fees and Applicable Margins

The interest rates with respect to loans made utilizing the LIFO Tranche commitments will be, at our option, (i) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 1/2 of 1%; in each case plus an applicable margin of (1) initially, 0.50% and (2) after the first adjustment date under our senior secured ABL facility, an amount ranging between 0.25% and 0.75% as determined based on borrowing availability under the facility or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of (a) initially, 1.50% and (b) after the first adjustment date under our senior secured ABL facility, an amount ranging between 1.25% and 1.75% as determined based on borrowing availability under the facility.

The interest rates with respect to loans utilizing the FILO Tranche commitments will be, at our option, (i) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 1/2 of 1%; plus an applicable margin of 1.50% or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of 2.50%.

We will also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per year on the unused portion of the commitments under the facility. In addition, we will pay the Agents and issuing banks customary administrative and letter of credit fronting fees.

Guarantees and Collateral

The obligations under our senior secured ABL facility are guaranteed by Holdco and our existing and future direct and indirect domestic subsidiaries and are secured (i) on a first-priority lien basis by our and our guarantors’ accounts receivable, inventory and cash proceeds therefrom and (ii) on a second-priority lien basis by substantially all of our and our guarantors’ other property and assets, subject to certain exceptions and permitted liens.

Covenants

Our senior secured ABL facility contains customary representations, warranties and covenants for the type and nature of a senior secured asset-based revolving credit facility, including limitations on our or our guarantors’ ability to:

•	incur or guarantee additional debt;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	create or incur liens;

•	make certain loans or investments;

•	make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions; and

•	engage in transactions with affiliates.

In addition, if availability under the senior secured ABL facility falls below $15 million, we will be required for at least 30 days to, among other things, (i) repay amounts under the facility with daily cash receipts subject to certain exceptions and (ii) maintain a ratio of EBITDA (as defined in the credit agreement related to the senior secured ABL facility) to fixed charges of at least 1.00 to 1.00.

Events of Default

Our senior secured ABL facility contains events of default with respect to:

•	default in payment of principal when due;

•	default in the payment of interest, fees or other amounts after a specified grace period;

•	material breach of the representations or warranties;

•	default in the performance of specified covenants;

•	failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount;

•	a change in control (as defined in our senior secured ABL facility);

•	certain bankruptcy events;

•	material judgments;

•	certain ERISA violations; or

•	invalidity of certain security agreements or guarantees.

Term Loan Facility and Synthetic Letter of Credit Facility

Our new senior secured credit facilities also provide for a seven-year, $165 million senior secured term loan credit facility and for a seven-year, $20 million senior secured synthetic letter of credit facility, under which $20 million will be deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility.

Interest and Fees

The interest rate with respect to borrowings under the senior secured term loan credit facility will be, at our option, (i) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 1/2 of 1%; plus an applicable margin of (1) initially, 1.25% and (2) after the adjustment date under our senior secured term loan facility, either 1.00% or 1.25% based on our total leverage, or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of (1) initially, 2.25% and (2) after the adjustment date under our senior secured term loan facility, either 2.00% or 2.25% based on our total leverage. We will also pay a fee in respect of amounts on deposit to backstop synthetic letters of credit in an amount equal to the margin applicable to term loans bearing interest as specified in the preceding subclause (ii), plus 0.10% per annum.

Amortization

Our senior secured term loan credit facility and our senior secured synthetic letter of credit facility provide for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September and December, beginning on June 30, 2007 and continuing through December 31, 2013. On January 25, 2014, our senior secured term loan credit facility will mature, and all amounts outstanding thereunder shall be due in full.

Prepayments

Our senior secured term loan credit facility will require us to prepay outstanding term loans, subject to certain exceptions, with:

•

50% of our excess cash flow if our consolidated leverage ratio is greater than 3.00 to 1.00 (reducing to 25% if our consolidated leverage ratio is equal to or less than 3.00 to 1.00, but greater than 2.00 to 1.00 and to 0% if our consolidated leverage ratio is equal to or less than 2.00 to 1.00);

•	100% of the net cash proceeds from asset sales; and

•	100% of the net cash proceeds received from issuances of debt, other than debt permitted under the senior secured credit agreements.

The foregoing mandatory prepayments will be applied to scheduled installments of the senior secured term loan credit facility in forward order of maturity. Lenders will have the right to decline such prepayments and we will retain the proceeds of any such declined prepayments.

We may voluntarily repay outstanding loans under the senior secured term loan credit facility at any time with premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Guarantees and Collateral

The obligations under our senior secured term loan credit facility and senior secured synthetic letter of credit facility are guaranteed by Holdco and our existing and future direct and indirect domestic subsidiaries and are secured (i) on a first-priority lien basis by all of our and our guarantors’ property and assets (other than accounts receivable and inventory and cash proceeds therefrom) and (ii) on a second-priority lien basis on all of our and our guarantors’ accounts receivable and inventory and cash proceeds therefrom, subject to certain exceptions and permitted liens.

Covenants

Our senior secured term loan agreement contains customary representations, warranties and covenants for the type and nature of a senior secured term loan credit facility, including limitations on our or our guarantors’ ability to:

•	incur or guarantee additional debt;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	create or incur liens;

•	make acquisitions or investments, engage in mergers, acquisitions, asset sales and sale lease-back transactions; and

•	engage in transactions with affiliates.

Events of Default

Our senior secured term loan agreement contains events of default with respect to:

•	default in payment of principal when due;

•	default in the payment of interest, fees or other amounts after a specified grace period;

•	material breach of the representations or warranties;

•	failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount;

•	a change in control (as defined in our senior secured term loan agreement);

•	certain bankruptcy events;

•	material judgments;

•	certain ERISA violations; or

•	invalidity of certain security agreements or guarantees.

DESCRIPTION OF THE NOTES

Metal Services Merger Sub Corp. (“Merger Sub”) was a wholly owned subsidiary of Metal Services Holdco LLC (“Holdco”). Merger Sub issued the initial notes under an Indenture (the “Indenture”) between itself and The Bank of New York, as Trustee. Upon the merger of Merger Sub with and into Tube City IMS Corporation, Tube City IMS Corporation assumed all of the obligations of Merger Sub under the Indenture and Holdco and the Subsidiary Guarantors guaranteed the Notes through their execution of a supplemental indenture. The exchange notes will also be issued under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.”

The following description is only a summary of the material provisions of the Indenture and the Registration Rights Agreement. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as Holders of these Notes. You may request copies of these agreements at our address set forth under the heading “Information About Us.”

Brief Description of the Notes

The Notes:

•	are unsecured senior subordinated obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	are senior in right of payment to any future Subordinated Obligations of the Company;

•	are guaranteed by each Guarantor; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Principal, Maturity and Interest

The Company issued the Notes initially with a maximum aggregate principal amount of $225.0 million. The Company issued the Notes in denominations of $2,000 and any greater integral multiple of $1,000. The Notes will mature on February 1, 2015. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, we are permitted to issue more Notes from time to time under the Indenture (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes”, references to the Notes include any Additional Notes actually issued.

Interest on the Notes will accrue at the rate of 9 3/4% per annum and will be payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2007. We will make each interest payment to the Holders of record of these Notes on the immediately preceding January 15 and July 15.

Interest on the Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Notes at our option prior to February 1, 2011.

On and after February 1, 2011, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 1 of the years set forth below:

Period	Redemption Price
2011	104.875%
2012	102.438%
2013 and thereafter	100.000%

Prior to February 1, 2010, we will be entitled at our option on one or more occasions to redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) issued at a redemption price (expressed as a percentage of principal amount) of 109.75%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided, however, that:

(7)	at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

(8)	each such redemption occurs within 90 days after the date of the related Public Equity Offering.

Prior to February 1, 2011, we will be entitled at our option to redeem all, but not less than all, of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium” means with respect to a Note at any redemption date, the greater of (1) 1.00% of the principal amount of such Note and (2) the excess of (A) the present value at such redemption date of (i) the redemption price of such Note on February 1, 2011 (such redemption price being described in the second paragraph in this “—Optional Redemption” section exclusive of any accrued interest) plus (ii) all required remaining scheduled interest payments due on such Note through February 1, 2011 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after February 1, 2011, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, in each case, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from the redemption date to February 1, 2011, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to February 1, 2011.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Company, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company and notified to the Trustee.

“Reference Treasury Dealer” means Credit Suisse Securities (USA) LLC and its successors and assigns, UBS Securities LLC and its successors and assigns and CIBC World Markets Corp. and its successors and assigns.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee and confirmed by the Company, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee and the Company by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Selection and Notice of Redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.

We will redeem Notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Guaranties

Holdco and the Subsidiary Guarantors jointly and severally guarantee, on a senior subordinated basis, our obligations under these Notes. Holdco is not an operating business and currently has no assets other than the capital stock of Merger Sub and the capital stock of Tube City IMS Corporation. The obligations of Holdco and each Subsidiary Guarantor under its Guaranty will be limited as necessary to prevent that Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state laws permit courts to void guarantees under certain circumstances and would require you to return payments received from guarantors in specific circumstances.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain Covenants—Merger, Consolidation or Sale of Assets” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain Covenants—Asset Sales”; provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company, or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1)	the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2)	the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or a Subsidiary of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations described below under “—Certain Covenants—Asset Sales” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(1)	upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2)	at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “—Certain Covenants—Future Guaranties”; or

(3)	if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged as provided for under “—Satisfaction and Discharge” or otherwise in accordance with the terms of the Indenture.

Ranking

Senior Indebtedness versus Notes

The payment of the principal of, premium, if any, and interest on the Notes and any payment in respect of any Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company or the relevant Guarantor, as the case may be, including the obligations of the Company and such Guarantor under the Senior Credit Facilities.

As of March 31, 2007:

(1)	the Company’s Senior Indebtedness was approximately $232.4 million, all of which is secured; and

(2)	the Senior Indebtedness of the Guarantors would have been approximately $232.4 million, all of which is secured. Virtually all of the Senior Indebtedness of the Guarantors consists of their respective guaranties of Senior Indebtedness of the Company under the Senior Credit Facilities.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries. Subsidiary Guaranties may be released under certain circumstances. In addition, our future subsidiaries may not be required to guarantee the Notes. Claims of creditors of any non-guarantor subsidiaries and joint ventures, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries and joint ventures, and claims of preferred stockholders of such non-guarantor subsidiaries and joint ventures generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries and joint ventures over the claims of creditors of the Company, including Holders, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries and joint ventures.

Although the Indenture limits the incurrence of Indebtedness and issuance of Preferred Stock by certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the Indenture. See “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of the Company or a Guarantor that is Senior Indebtedness will rank senior to the Notes and the relevant Guaranty in accordance with the provisions of the Indenture. The Notes and each Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Guarantor, respectively.

We and the Guarantors have agreed in the Indenture that we and they will not incur any Indebtedness that is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under “—Defeasance” below and may not purchase, redeem or otherwise retire any Notes (collectively, “pay the Notes”) (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “—Defeasance” and “—Satisfaction and Discharge”) if either of the following occurs (a “Payment Default”):

(1)	any Obligation on any Designated Senior Debt of the Company is not paid in full in cash when due; or

(2)	any other default on Designated Senior Debt of the Company occurs and the maturity of such Designated Senior Debt is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Debt has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Debt with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Debt of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Debt specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1)	by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2)	because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3)	because such Designated Senior Debt has been discharged or repaid in full in cash.

Notwithstanding the provisions described in the immediately preceding paragraph, unless the holders of such Designated Senior Debt or the Representative of such Designated Senior Debt have accelerated the maturity of such Designated Senior Debt, we are permitted to resume paying the Notes after the end of such Payment Blockage Period, subject however to the provisions discussed in the second preceding paragraph. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Debt of the Company during such period.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1)	the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders are entitled to receive any payment;

(2)	until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which Holders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders may receive and retain Permitted Junior Securities and payments from either of the trusts described under “—Defeasance” and “—Satisfaction and Discharge”; and

(3)	if a distribution is made to Holders that, due to the subordination provisions, should not have been made to them, such Holders are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Designated Senior Indebtedness of the Company is outstanding, neither the Company nor any Guarantor may make any payment in respect of the Notes or its Guaranty, as the case may be, until five Business Days after the Representatives of all the issues of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

A Guarantor’s obligations under its Guaranty are senior subordinated obligations. As such, the rights of Holders to receive payment by a Guarantor pursuant to its Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to a Guarantor and the obligations of such Guarantor under its Guaranty.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Guarantor who are holders of Senior Indebtedness of the Company or a Guarantor, as the case may be, may recover more, ratably, than the Holders, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the Holders.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under “—Defeasance.”

Book-Entry, Delivery and Form

Global Notes

Exchange notes will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Global Notes”). We will deposit the Global Notes upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and register the Global Notes in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may not exchange your beneficial interest in the Global Notes for Notes in certificated form except in the limited circumstances described below under “—Exchanges of Book-Entry Notes for Certificated Notes.” In addition, you may not exchange your beneficial interests in the Restricted Global Note for beneficial interests in the Regulation S Global Note or vice versa.

Exchanges of Book Entry Notes for Certificated Notes

You may not exchange your beneficial interest in a Global Note for a Note in certificated form unless:

1.	DTC (a) notifies us that it is unwilling or unable to continue as depository for the Global Note or (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in either case we thereupon fail to appoint a successor depository; or

2.	an Event of Default shall have occurred and be continuing with respect to the Notes.

In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures). Any certificated Notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected through the DTC Deposit/Withdraw at Custodian (“DWAC”) system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Note.

Certain Book-Entry Procedures

The description of the operations and procedures of DTC, Euroclear Bank S.A./N.V. (as operator of the Euroclear system, “Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) that follows is provided solely as a matter of convenience. These operations and procedures are solely within their control and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge you to contact the system or their participants directly to discuss these matters.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“participants”) and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

DTC has advised us that its current practice, upon the issuance of the Global Notes, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants).

As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by such Global Note for all purposes under the indenture governing the Notes and the Notes. Except in the limited circumstances described above under “—Exchanges of Book-Entry Notes for Certificated Notes,” you will not be entitled to have any portions of a Global Note registered in your names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owner or Holder of a Global Note (or any Note represented thereby) under the indenture governing the Notes or the Notes.

You may hold your interests in the Global Notes directly through DTC, if you are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. The depositories, in turn, will hold such interests in such Global Note in customers’ securities accounts in the depositories’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a Global Note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

We will make payments of the principal of, premium, if any, and interest on Global Notes to DTC or its nominee as the registered owner thereof. Neither we nor the Trustee nor any of our or their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payment will be the responsibility of such participants.

Except for trades involving only Euroclear and Clearstream participants, interests in the Global Note will trade in DTC’s settlement system, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised us that DTC will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below and the conversion of Notes) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, the Global Notes will be exchanged for legended Notes in certificated form, and distributed to DTC’s participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of we, the Trustee or any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Registered Exchange Offer; Registration Rights

We agreed pursuant to the Registration Rights Agreement that we will, subject to certain exceptions,

(1)	within 180 days after the Issue Date, file the registration statement (the “Exchange Offer Registration Statement”) of which this prospectus forms a part with the SEC with respect to a registered offer (the “Registered Exchange Offer”) to exchange the initial notes for new notes of the Company (the “Exchange Notes”) having terms substantially identical in all material respects to the initial notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions);

(2)	use our commercially reasonable efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 270 days after the Issue Date;

(3)	as soon as practicable after the effectiveness of the Exchange Offer Registration Statement (the “Effectiveness Date”), offer the Exchange Notes in exchange for surrender of the Notes; and

(4)	keep the Registered Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the Holders.

For each initial note validly tendered to us and not withdrawn pursuant to the Registered Exchange Offer, we will issue to the Holder of such initial note an Exchange Note having a principal amount equal to that of the surrendered Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange therefor, or, if no interest has been paid on such Note, from the date of its original issue.

Under existing SEC interpretations, the Exchange Notes will be freely transferable by Holders other than our affiliates after the Registered Exchange Offer without further registration under the Securities Act if the Holder of the Exchange Notes represents to us in the Registered Exchange Offer that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the SEC; provided, however, that broker-dealers (“Participating Broker-Dealers”) receiving Exchange Notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement.

Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for 180 days following the effective date of such Exchange Offer Registration Statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

A Holder of initial notes (other than certain specified Holders) who wishes to exchange such initial notes for Exchange Notes in the Registered Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Registered Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In the event that:

(1)	applicable interpretations of the staff of the SEC do not permit us to effect the Registered Exchange Offer; or

(2)	for any other reason we do not consummate the Registered Exchange Offer within 300 days of the Issue Date; or

(3)	an Initial Purchaser shall notify us following consummation of the Registered Exchange Offer that Notes held by it are not eligible to be exchanged for Exchange Notes in the Registered Exchange Offer; or

(4)	certain Holders are prohibited by law or SEC policy from participating in the Registered Exchange Offer or may not resell the Exchange Notes acquired by them in the Registered Exchange Offer to the public without delivering a prospectus, then, we will, subject to certain exceptions,

(1)	promptly file a shelf registration statement (the “Shelf Registration Statement”) with the SEC covering resales of the Notes or the Exchange Notes, as the case may be;

(2)	(A) in the case of clause (1) above, use our commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 300th day after the Issue Date and (B) in the case of clause (2), (3) or (4) above, use our commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 60th day after the date on which the Shelf Registration Statement is required to be filed; and

(3)	keep the Shelf Registration Statement effective until the earliest of (A) the time when the Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the Issue Date and (C) the date on which all Notes registered thereunder are disposed of in accordance therewith.

We will, in the event a Shelf Registration Statement is filed, among other things, provide to each Holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Exchange Notes, as the case may be. A Holder selling such Notes or Exchange Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such Holder (including certain indemnification obligations).

We may require each Holder requesting to be named as a selling security holder to furnish to us such information regarding the Holder and the distribution of the Notes or Exchange Notes by the Holder as we may from time to time reasonably require for the inclusion of the Holder in the Shelf Registration Statement, including requiring the Holder to properly complete and execute such selling security holder notices and questionnaires, and any amendments or supplements thereto, as we may reasonably deem necessary or appropriate. We may refuse to name any Holder as a selling security holder that fails to provide us with such information.

We will pay additional cash interest on the Notes and Exchange Notes, subject to certain exceptions,

(1)	if the Company fails to file an Exchange Offer Registration Statement with the SEC on or prior to the 180th day after the Issue Date,

(2)	if the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to the 270th day after the Issue Date or, if obligated to file a Shelf Registration Statement pursuant to clause 2(A) above, a Shelf Registration Statement is not declared effective by the SEC on or prior to the 300th day after the Issue Date,

(3)	if the Exchange Offer is not consummated on or before the 300th day after the Issue Date,

(4)	if obligated to file the Shelf Registration Statement pursuant to clause 2(B) above, the Company fails to file the Shelf Registration Statement with the SEC on or prior to the 30th day (the “Shelf Filing Date”) after the date on which the obligation to file a Shelf Registration Statement arises,

(5)	if obligated to file a Shelf Registration Statement pursuant to clause 2(B) above, the Shelf Registration Statement is not declared effective on or prior to the 60th day after the Shelf Filing Date, or

(6)	after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions);

(each such event referred to in the preceding clauses (1) through (6), a “Registration Default”);

from and including the date on which any such Registration Default shall occur to, but excluding, the date on which all Registration Defaults have been cured.

The rate of the additional interest will be $0.05 per week per $1,000 principal amount of Notes for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional $0.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of $0.30 per week per $1,000 principal amount of Notes. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the Notes and the Exchange Notes.

All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any additional interest pursuant to the Registration Rights Agreement.

Change of Control

The Notes provide that if a Change of Control occurs, each Holder will have the right to require the Company to repurchase all or any part (equal to $2,000 or any greater amount in multiples of $1,000) of that Holder’s Notes pursuant to the Change of Control Offer (as defined below). In the Change of Control Offer, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase (the “Change of Control Payment”). Within 60 days following any Change of Control, the Company will mail a notice (the “Change of Control Offer”) to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on a date (the “Change of Control Payment Date”) no earlier than 30 days and no later than 60 days from the date the notice is mailed, other than as may be required by law, pursuant to the procedures required by the Indenture and described in such notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to such Change of Control Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof in minimum amounts equal to $2,000 or an integral multiple of $1,000 in excess thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $2,000 or any greater amount in multiples of $1,000.

If making a Change of Control Payment would violate any outstanding Senior Indebtedness of the Company, prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, the Company will either repay such Senior Indebtedness or obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company’s Senior Indebtedness prohibits the Company from purchasing any Notes in the event of a Change of Control, and also provides that certain change of control events with respect to the Company would constitute a default under the agreements governing the Senior Indebtedness. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to offer to purchase the Notes or its failure to purchase tendered Notes would result in an Event of Default under the Indenture, which would, in turn, constitute a default under such Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders.

Our ability to pay cash to the Holders of the Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. As of the date of this prospectus we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Company is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or if notice of redemption has been given pursuant to “—Optional Redemption” above.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, no precise, established definition of the phrase exists under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole to another Person or group. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiary’s Equity Interests (including any payment on such Equity Interests in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiary’s Equity Interests in their capacity as such other than dividends or distributions payable in Qualified Equity Interests and other than dividends or distributions payable to the Company or a Restricted Subsidiary;

(2)	purchase, redeem or otherwise acquire or retire for value (including, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or a Subsidiary Guarantor that is contractually subordinated to the Notes or the Subsidiary Guaranties, except (i) payments of interest or principal at Stated Maturity thereof, (ii) payments of interest or principal on or in respect of Indebtedness owed to and held by the Company or any Restricted Subsidiary and (iii) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

(4)	make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”);

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	the Company would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (9), (10) and (11) of the next succeeding paragraph), is not greater than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net proceeds received by the Company after the Issue Date as a contribution to its common equity capital or received by the Company from the issue or sale after the Issue Date (other than to a Subsidiary of the Company) of Qualified Equity Interests or of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Qualified Equity Interests (but excluding any such net proceeds applied to permit the incurrence of any Contribution Indebtedness); plus

(c)	100% of the net proceeds received by the Company by means of (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by the Company and its Restricted Subsidiaries in each case after the Issue Date or (ii) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary; plus

(d)	if any Unrestricted Subsidiary (i) is redesignated as a Restricted Subsidiary, the fair market value of such redesignated Unrestricted Subsidiary (as certified to the Trustee in an Officers’ Certificate) as of the date of its redesignation or (ii) pays any cash dividends or cash distributions to the Company or any Restricted Subsidiary, 100% of any such dividends or distributions made after the Issue Date.

The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Company) of, (a) Indebtedness of the sort contemplated in clause (23) of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or (b) Qualified Equity Interests or (c) from the substantially concurrent contribution to the common equity capital of the Company (but excluding any such net proceeds applied to permit the incurrence of any Contribution Indebtedness); provided, however, that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3)(b) of the preceding paragraph and shall not be applied to permit the payment of any other Restricted Payment;

(3)	the defeasance, redemption, repurchase, repayment or other acquisition of subordinated Indebtedness of the Company or any Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis, taking into account the relative preferences, if any, of the various classes of equity interests in such Restricted Subsidiary;

(5)

the repurchase, redemption or other acquisition or retirement for value (or the distribution of amounts to any other direct or indirect parent of the Company to fund any such repurchase, redemption or other acquisition or retirement) of any Equity Interests of the Company or any direct or indirect parent of the Company held by any current or former officer, director, consultant or employee of the Company or any Restricted Subsidiary (or any permitted transferees, assigns, estates or heirs of any of the foregoing); provided, however, the aggregate amount paid by the Company and its Restricted Subsidiaries pursuant to this clause (5) shall not exceed $5.0 million in any calendar year (excluding for purposes of calculating such amount the amount paid for Equity Interests repurchased, redeemed, acquired or retired with the proceeds from the repayment of outstanding loans previously made by the Company or a Restricted Subsidiary for the purpose of financing the acquisition of such Equity Interests), with unused amounts in any calendar year being carried over for one additional calendar year, subject to a maximum (without giving effect to the following proviso) of $10.0 million in any calendar year; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A)	the net cash proceeds from the sale of Qualified Equity Interests of the Company and, to the extent contributed to the common equity capital of the Company, Equity Interests of any of the Company’s direct or indirect parent entities (but excluding any such net proceeds applied to permit the incurrence of any Contribution Indebtedness), in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after the Issue Date, to the extent such cash proceeds have not otherwise been and are not thereafter applied to permit the payment of any other Restricted Payment; plus

(B)	the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less

(C)	the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (5);

provided further, however, that cancellation of Indebtedness owing to the Company from members of management of the Company, any of its direct or indirect parent entities or any Restricted Subsidiary in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent entities will not be deemed to constitute a Restricted Payment for purposes of the Indenture;

(6)	the declaration and payment of dividends on Disqualified Stock in accordance with the certificate of designations therefor; provided, however, that such issuance of Disqualified Stock is permitted under the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(7)	repurchases of Equity Interests deemed to occur upon the exercise of stock options to the extent that such Equity Interests represent a portion of the exercise price thereof;

(8)	payments permitted under clauses (7), (8) and (9) of the covenant described below under the caption “—Transactions with Affiliates;”

(9)	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary or any Subordinated Obligations of the Company or a Subsidiary Guarantor (other than Equity Interests or Subordinated Obligations issued to or at any time held by an Affiliate of any such Person), in each case, pursuant to provisions requiring such Person to offer to purchase, redeem, defease or otherwise acquire or retire for value such Equity Interests or Subordinated Obligations upon the occurrence of a Change of Control or with the proceeds of Asset Sales as defined in the charter provisions, agreements or instruments governing such Equity Interests or Subordinated Obligations; provided, however, that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and the Company has purchased all Notes validly tendered in connection with that Change of Control Offer or Asset Sale Offer;

(10)	the declaration and payment of dividends on the Company’s common stock (or the payment of dividends to Holdco to fund a payment of dividends on Holdco’s common stock), following the first Public Equity Offering that results in a Public Market, of up to 6% per annum of the net cash proceeds received by the Company therefrom and, in the case of an offering of Holdco, contributed to the Company’s common equity capital; and

(11)	other Restricted Payments in an aggregate amount up to $20.0 million.

provided, however, that, in the case of clause (9), no Default shall have occurred and be continuing or would occur as a consequence of the making of the Restricted Payment contemplated thereby.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or such

Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of the Company. Such determination must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the fair market value exceeds $30.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company or any of the Subsidiary Guarantors may incur Indebtedness (including Acquired Debt) and any of the Subsidiary Guarantors may issue Preferred Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any or the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness under the Senior Credit Facilities and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount then outstanding equal to $425.0 million less the amount of any such Indebtedness incurred pursuant to this clause (1) that is permanently retired with Net Proceeds applied from and after the Issue Date to reduce the outstanding amounts under the Senior Credit Facilities in accordance with the covenant described under “—Asset Sales”;

(2)	the incurrence by the Company or any Restricted Subsidiary of Existing Indebtedness;

(3)	the incurrence by the Company and the Subsidiary Guarantors of Indebtedness represented by the Notes originally issued on the Issue Date and the related Subsidiary Guaranties, and the Exchange Notes and related Subsidiary Guaranties to be issued pursuant to the Registration Rights Agreement in respect thereof;

(4)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used or useful in the business of the Company or such Restricted Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) and Permitted Refinancing Indebtedness in respect thereof, in an aggregate principal amount or accreted value, as applicable, not to exceed at any time outstanding the greater of $25.0 million and 3.5% of Total Assets at the time of any incurrence under this clause (4);

(5)	Indebtedness or Preferred Stock (x) incurred or issued to finance the acquisition of any Person or assets or (y) of Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or any Restricted Subsidiary pursuant to a transaction not prohibited under the terms of the Indenture; provided that after giving effect to such acquisition or merger, the Fixed Charge Coverage Ratio of the Company is greater than 1.75 to 1.0;

(6)

Indebtedness arising from agreements of the Company or any Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, asset or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any such subsequent changes in value) actually received by the Company or such Restricted Subsidiary in connection with such disposition;

(7)	the incurrence by the Company or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, defease or discharge Indebtedness incurred pursuant to the first paragraph of this “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, clause (2), (3) or (5) above, this clause (7) or clause (15) below;

(8)	the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between the Company and any Restricted Subsidiary; provided, however, that:

(a)	if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Subsidiary Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Subsidiary Guaranty of such Subsidiary Guarantor, in the case of a Subsidiary Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary or (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, not permitted by this clause (8);

(9)	the incurrence by the Company or any Restricted Subsidiary of Hedging Obligations incurred with a bona fide intention to limit interest rate risk or exchange rate risk associated with Indebtedness or operations of the Company and its Subsidiaries;

(10)	the guarantee by the Company or a Subsidiary Guarantor of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant (other than Indebtedness incurred pursuant to clauses (18) and (24) of this covenant);

(11)	the issuance by a Restricted Subsidiary to the Company or any Restricted Subsidiary of Preferred Stock; provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary and (b) any sale or other transfer of any such Preferred Stock to a Person that is neither the Company nor a Restricted Subsidiary shall be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that is not permitted by this clause (11);

(12)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, indemnities, bankers’ acceptances, performance, completion and surety bonds or guarantees, and similar types of obligations in the ordinary course of business;

(13)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is repaid promptly;

(14)

the incurrence by a Restricted Subsidiary that is a bona fide joint venture between the Company and a third party, where the third party is not a Subsidiary of the Company and owns at least 20% of the economic interest of the Restricted Subsidiary, of Indebtedness or Preferred Stock; provided, however, that the principal amount (or accreted value, as applicable) of such Indebtedness or Preferred Stock, together with any other outstanding Indebtedness or Preferred Stock incurred pursuant to this clause (14), does not exceed $20.0 million;

(15)	the incurrence of Indebtedness of the Company and Indebtedness or Preferred Stock of any Subsidiary Guarantor equal to 100% of the net cash proceeds received by the Company after the Issue Date from the sale of Qualified Equity Interests of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any of the Company’s direct or indirect parent entities (in each case, other than proceeds of sales of Equity Interests to any Subsidiary of the Company) to the extent such net cash proceeds have not otherwise been and are not thereafter applied to permit the payment of any Restricted Payment;

(16)	the incurrence of Indebtedness that constitutes a Permitted Investment;

(17)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness issued to current or former officers, managers, directors and employees thereof (or any permitted transferees, assigns, estates or heirs of any of the foregoing), their respective spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or Holdco;

(18)	the incurrence by Foreign Subsidiaries of Indebtedness for working capital purposes;

(19)	the incurrence by the Company or any Restricted Subsidiary of Attributable Debt incurred pursuant to Sale and Leaseback Transaction of property (real or personal), equipment or other fixed or capital assets owned by the Company or any Restricted Subsidiary in exchange for, or with the proceeds of the sale of, such assets owned by the Company or any Restricted Subsidiary, provided that the aggregate principal amount of Attributable Debt incurred under this clause (19) does not exceed $15.0 million at any time outstanding;

(20)	the incurrence of Indebtedness owed to any Person providing worker’s compensation, health, disability or other employee benefits or property, casualty or liability insurance to the Company or any Restricted Subsidiary, pursuant to reimbursement or indemnification obligations to such Person;

(21)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness incurred to finance the payment of insurance premiums in the ordinary course of business;

(22)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness supported by a letter of credit in respect of which the related reimbursement obligation was not prohibited to be incurred by this covenant in a principal amount not in excess of the stated amount of such letter of credit;

(23)	the incurrence by the Company or any Restricted Subsidiary of Subordinated Obligations or Preferred Stock owed or issued to one or more Permitted Holders in an aggregate outstanding principal amount not to exceed $50.0 million at any time; provided, however, that (A) interest on such Subordinated Obligations is not payable in cash, (B) such Subordinated Obligations do not mature and do not require any scheduled or mandatory prepayments until after the stated maturity date of the Notes and (C) such Subordinated Obligations are not secured;

(24)	the incurrence by a Foreign Subsidiary of (x) Indebtedness or Preferred Stock if, after giving effect to such incurrence, the Fixed Charge Coverage Ratio of the Company is greater than 1.75 to 1.0 and (y) Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, defease or discharge Indebtedness incurred by the foregoing clause (x); provided, however, that if such Fixed Charge Coverage Ratio, after giving effect to any incurrence under (x) or (y), is less than 2.0 to 1.0, such Indebtedness or Preferred Stock shall be Non-Recourse Debt; and

(25)	the incurrence by the Company or any Restricted Subsidiary of additional Indebtedness or Preferred Stock, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, when taken together with Indebtedness or Preferred Stock permitted to be owed or issued under this clause (25), not to exceed $30.0 million.

For purposes of determining compliance with this “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (25) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness in any manner that complies with this covenant (except that Indebtedness incurred under the Senior Credit Facilities on the Issue Date shall be deemed to have been incurred pursuant to clause (1) above). In addition, the Company may, at any time, change the classification of an item of Indebtedness or any portion thereof (except for Indebtedness incurred under clause (1) above) to any other clause or to the first paragraph hereof; provided, however, that the Company would be permitted to incur such item of Indebtedness (or portion thereof) pursuant to such other clause or the first paragraph hereof, as the case may be, at such time of reclassification. The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired unless:

(1)	in the case of Liens securing Indebtedness that is expressly subordinated or junior in right of payment to the Notes, the Notes are secured on a senior basis to the obligations so secured until such time as such obligations are no longer secured by a Lien; and

(2)	in all other cases, the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions to the Company or any Restricted Subsidiary (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits;

(2)	pay any Indebtedness owed to the Company or any Restricted Subsidiary;

(3)	make loans or advances to the Company or any Restricted Subsidiary; or

(4)	transfer any of its properties or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	Existing Indebtedness and the Senior Credit Facilities as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, of any thereof; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not, taken as a whole, materially more restrictive with respect to such dividend and other payment restrictions than those contained in those agreements as in effect on the Issue Date;

(2)	the Indenture, the Notes, the Subsidiary Guaranties, the Exchange Notes or the Registration Rights Agreement;

(3)	any applicable law, rule, regulation or order;

(4)	any instrument or agreement of a Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided, however, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property so acquired or leased of the nature described in clause (4) of the preceding paragraph;

(7)	secured Indebtedness otherwise permitted under the Indenture, the terms of which limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)	Permitted Refinancing Indebtedness; provided, however, that the material restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not, taken as a whole, materially more restrictive with respect to such dividend and other payment restrictions than those contained in the agreements governing the Indebtedness being Refinanced;

(9)	any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by such Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting the disposition, dividend or distribution of assets or property in joint venture agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock or equity sale agreements and other similar agreements, which limitation is applicable only to the assets or property that are the subject of such agreements; and

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1)	the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received therefor by the Company (or such Restricted Subsidiary, as the case may be) is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities of the Company or any Restricted Subsidiary (as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guaranty) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company or any such Restricted Subsidiary from further liability with respect to such liabilities;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days (to the extent of the cash or Cash Equivalents received in that conversion);

(c)	any stock or assets of the kind referred to in clause (2) or (4) of the next paragraph of this covenant; and

(d)	any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed $15.0 million at the time of receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds, at its option:

(1)	to repay or repurchase Senior Indebtedness of the Company or any Subsidiary Guarantor or any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor;

(2)	to make an Investment in (provided such Investment is in the form of Capital Stock), or to acquire all or substantially all of the assets of, a Person engaged in a Permitted Business if such Person is, or will become as a result thereof, a Restricted Subsidiary;

(3)	to make a capital expenditure; or

(4)	to acquire assets (other than securities) to be used in a Permitted Business.

Pending the final application of any such Net Proceeds, the Company may temporarily reduce the revolving Indebtedness under the Senior Credit Facilities or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to purchase from all Holders (an “Asset Sale Offer”) and, if applicable, redeem or purchase (or make an offer to do so) any other Senior Subordinated Indebtedness of the Company, the provisions of which require the Company to redeem or purchase (or make an offer to do so) such Indebtedness with the proceeds from any Asset Sales, the maximum aggregate principal amount of Notes and such other Senior Subordinated Indebtedness that may be purchased (on a pro rata basis) with such Excess Proceeds. The offer price for the Notes in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash and the redemption or purchase price for such other Senior Subordinated Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not prohibited by the Indenture. If the aggregate purchase price of the Notes and the other Senior Subordinated Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company shall select the Notes to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $2,000 initial principal amount and multiples of $1,000 thereafter. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds related to such Asset Sale Offer shall be reset at zero.

The Senior Credit Facilities prohibit the Company from purchasing any Notes and also provide that certain asset sale events with respect to the Company would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of

Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.

Merger, Consolidation or Sale of Assets

The Company may not: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person unless:

(1)	either (a) the Company is the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any State thereof or the District of Columbia; provided, however, that if such Person is a limited liability company or partnership, a corporate Wholly Owned Subsidiary of such Person organized under the laws of the United States, any state thereof or the District of Columbia becomes a co-issuer of the Notes in connection therewith;

(2)	the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction no Default exists;

(4)	(a) the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio of the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, determined on a pro forma basis as if such transaction had occurred at the beginning of the applicable four-quarter period and after giving effect to the transaction and any related financings, would not be less than the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such transaction occurred; and

(5)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The preceding clause (4) will not prohibit:

(a)	a merger between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or

(b)	a merger between the Company and an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “—Merger, Consolidation or Sale of Assets” covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.

The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty; provided, however, that the foregoing requirement shall not apply in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary; provided further, however, that in the case of clause (x) and (y), the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Asset Sales;”

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

The preceding clause (2) will not prohibit any Subsidiary Guarantor that is a limited liability company from merging with an Affiliate solely for the purpose of reincorporating such Subsidiary Guarantor as a corporation.

Concurrently with the consummation of the Transactions, Tube City IMS Corporation executed and delivered to the Trustee a supplemental indenture of the type referred to in clause (2) under the first paragraph of this covenant “—Merger, Consolidation or Sale of Assets,” whereupon Tube City IMS Corporation succeeded to every right and power of Merger Sub under the Indenture.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of its Affiliates (each, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	the Company delivers to the Trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of the Company and an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members (if any) of such Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	transactions between or among the Company and its Restricted Subsidiaries;

(2)	any Restricted Payment that is permitted by the provisions of the Indenture described above under the caption “—Restricted Payments”;

(3)	reasonable loans, advances, fees, benefits and compensation paid or provided to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary;

(4)	transactions pursuant to any contract or agreement in effect on the Issue Date as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement, taken as a whole, is no less favorable in any material respect to the Company or such Restricted Subsidiary than the contract or agreement as in effect on the Issue Date;

(5)	transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(6)	the issuance or sale of Qualified Equity Interests (and the exercise of any warrants, options or other rights to acquire Qualified Equity Interests);

(7)	to the extent that the Company and one or more of its Restricted Subsidiaries are members of a consolidated, combined or similar income tax group of which a direct or indirect parent of the Company is the common parent, payment of dividends or other distributions by the Company or one or more of its Restricted Subsidiaries pursuant to a tax sharing agreement or otherwise to the extent necessary to pay, and that are used to pay, any income taxes of such tax group that are attributable to the Company and its Restricted Subsidiaries and are not payable directly by the Company or any of its Restricted Subsidiaries; provided, however, that the amount of any such dividends or distributions (plus any such taxes payable directly by the Company and its Restricted Subsidiaries) shall not exceed the amount of such taxes that would have been payable directly by the Company and its Restricted Subsidiaries had the Company been the U.S. common parent of a separate tax group that included only the Company and its Restricted Subsidiaries;

(8)	(a) the payment of fees to Sponsor pursuant to the Management Agreement not to exceed $2.0 million (plus any amounts accrued pursuant to the following proviso) in any fiscal year of the Company; provided, however, that such payments may accrue but may not be paid during the existence of an Event of Default arising from clause (1), (2) or (7) of the provisions described under the caption “—Defaults; (b) any termination or other fee payable to the Sponsor upon a change of control or initial public equity offering of the Company or any direct or indirect parent thereof as contemplated by the terms of the Management Agreement in effect on the Issue Date; and (c) payments by the Company to or on behalf of the direct or indirect parent of the Company in an amount sufficient to pay out-of-pocket legal, accounting and filing and other general corporate overhead costs of such parent, customary salary, bonus and other benefits payable to officers, directors and employees of a direct or indirect parent of the Company and franchise taxes and other fees required to maintain its existence, actually incurred by such parent; provided, however, that such costs, salaries, bonuses, benefits, taxes and fees are attributable to the ownership of the Company and its Restricted Subsidiaries;

(9)	reimbursements of bona fide out-of-pocket expenses of Sponsor incurred in connection with services provided under the Management Agreement or otherwise in connection with the general administration and management of Metal Services Acquisition Corp., Holdco, the Company and any Restricted Subsidiaries of the Company; provided, however, that, in the case of Metal Services Acquisition Corp. and Holdco, such expenses are attributable to the ownership of the Company and its Restricted Subsidiaries or consist of expenses related to becoming or maintaining its status as a public company;

(10)	loans or advances to employees of the Company or any Restricted Subsidiary (x) in the ordinary course of business or (y) in connection with the purchase by such Persons of Equity Interests of any direct or indirect parent of the Company so long as the cash proceeds of such purchase received by such direct or indirect parent are contemporaneously contributed to the common equity capital of the Company; and

(11)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party or on terms that are approved by the Board of Directors of the Company, including a majority of the disinterested directors.

Designation of Restricted and Unrestricted Subsidiaries

As of the Issue Date, all of the Company’s Subsidiaries will be Restricted Subsidiaries. The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default and the conditions set forth in the definition of “Unrestricted Subsidiary” are met. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries (except to the extent repaid in cash or Cash Equivalents) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more of the clauses of the definition of Permitted Investments, as determined by the Company. All such outstanding Investments will be valued at their fair market value at the time of such designation, as certified to the Trustee in an Officers’ Certificate. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Anti-layering

The Company will not, and will not permit its Restricted Subsidiaries to, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both:

(1)	subordinate in right of payment to any Senior Indebtedness; and

(2)	senior in right of payment to the Notes or any Subsidiary Guaranty.

Neither the existence nor lack of a security interest nor the priority of any such security interest shall be deemed to affect the ranking or right of payment of any Indebtedness.

Future Guaranties

The Company will not permit any Domestic Restricted Subsidiary, directly or indirectly, to incur Indebtedness, or guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any Restricted Subsidiary or issue any Preferred Stock, unless:

(1)	such Indebtedness is incurred or such Preferred Stock is issued by such Restricted Subsidiary pursuant to clause (2), (4), (5)(y), (6), (7) (with respect to Permitted Refinancing Indebtedness in respect of Indebtedness initially incurred under clause (2) or (5)(y) only), (8), (11), (12), (13), (14), (16), (19), (20) or (21) of the covenant set forth under “—Incurrence of Indebtedness and Issuance of Preferred Stock” or pursuant to clause (10) of such covenant (with respect to Indebtedness incurred under any of the foregoing clauses);

(2)	such Restricted Subsidiary is a Subsidiary Guarantor; or

(3)

such Restricted Subsidiary simultaneously executes and delivers a Guaranty Agreement and becomes a Subsidiary Guarantor, which guarantee shall (a) with respect to the incurrence of Senior Indebtedness,

be subordinated in right of payment on the same terms as the Notes are subordinated to such Senior Indebtedness and (b) with respect to the incurrence of any other Indebtedness or the issuance of Preferred Stock, be senior to or pari passu with such Restricted Subsidiary’s other Indebtedness or guarantee of or pledge to secure such other Indebtedness.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Reports

So long as any Notes are outstanding, the Company will (i) furnish to the Holders or cause the Trustee to furnish to the Holders in each case within the time periods that such information would have otherwise been required to have been provided to the SEC if the rules and regulations applicable to the filing of such information were applicable to the Company and (ii) post on its website within 10 Business Days thereafter:

(1)	all quarterly and annual information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants in accordance with the professional standards of the American Institute of Certified Public Accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR service shall be deemed to satisfy the Company’s delivery obligation.

Following the consummation of the exchange offer or registration of the Notes contemplated by the Registration Rights Agreement, whether or not required by the SEC, the Company will file a copy of all the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act. The Company will at all times comply with Trust Indenture Act Section 314(a).

If Holdco has filed with the SEC and provided to the Trustee and the Holders the reports described above with respect to Holdco (including any financial information required by Rule 3-10 of Regulation S-X and, if Holdco, directly or indirectly, holds any material assets or conducts any material business other than the assets of, or the business conducted by, the Company and its Subsidiaries, a separate “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Company and its Restricted Subsidiaries on a consolidated basis), the Company shall be deemed to be in compliance with the provisions of the covenant described hereunder.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company to comply with its obligations under “—Change of Control” or the first paragraph under “—Certain Covenants—Merger, Consolidation or Sale of Assets” above;

(4)	the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “—Certain Covenants—Restricted Payments”, “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or “—Certain Covenants—Asset Sales”;

(5)	the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $15.0 million (the “cross acceleration provision”);

(7)	certain events of bankruptcy or insolvency of the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(8)	the rendering of any judgment or decree for the payment of money in an amount, net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful, in excess of $15.0 million against the Company or any Significant Subsidiary that is not discharged, bonded or insured by a third Person if either an enforcement proceeding thereon is commenced, or such judgment or decree remains outstanding for a period of 60 days and is not discharged, waived or stayed (the “judgment default provision”); or

(9)	except as permitted by the Indenture, a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Senior Credit Facilities or (2) five Business Days after receipt by the Company of written notice of such acceleration. If an Event of Default relating to certain events of bankruptcy or insolvency of the Company occurs and is continuing, the principal of and interest on all of the outstanding Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of such Notes, waive any existing Default and its consequences under the Indenture, except a continuing Default in the payment of principal of and premium, if any, or interest on any such Notes held by a non-consenting Holder.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the

Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Holders. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past or existing default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or change the Stated Maturity of any Note;

(4)	reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7)	make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8)	make any change in the ranking or priority of any Note that would adversely affect the Holders; or

(9)	make any change in, or release other than in accordance with the Indenture, any Subsidiary Guaranty that would adversely affect the Holders.

Notwithstanding the preceding, without the consent of any Holder, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add guaranties with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5)	to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the Holders or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6)	to make any change that would provide additional rights or benefits to the Holders or that does not adversely affect the rights of such Holder;

(7)	to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(9)	to conform the text of the Indenture or the Subsidiary Guaranties or the Notes to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the Indenture or the Subsidiary Guaranties or the Notes; or

(10)	to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable by reason of the mailing of a notice of redemption or otherwise, or will become due and payable within one year, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

In addition, in connection with the consummation of the transactions the Company delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge had been satisfied.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clause (4) of the first paragraph under “—Certain Covenants—Merger, Consolidation and Sale of Assets” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (with respect only to obligations under “—Change of Control”), (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Defaults” above or because of the failure of the Company to comply with clause (4) of the first paragraph under “—Certain Covenants—Merger, Consolidation and Sale of Assets” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guaranty.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

Concerning the Trustee

The Bank of New York is the Trustee under the Indenture. We have appointed the Trustee as Registrar and Paying Agent with regard to the initial notes and Exchange Agent with regard to the Exchange Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“ABL Facility” means the credit agreement among the Company, Metal Services Acquisition Corp., certain Subsidiaries of the Company, the financial institutions named therein, Credit Suisse, as Administrative Agent, and CIT Business Capital, as Collateral Agent, dated as of the Issue Date, as amended, extended, renewed, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture or multiple agreements and indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and adding Restricted Subsidiaries as additional borrowers, issuers or guarantors thereunder.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition (a “Disposition”) of any assets or rights (including by way of a sale and leaseback) outside of the ordinary course of business (provided, however, that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Change of Control” and the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant); and

(2)	the issue or sale by the Company or any Restricted Subsidiary of Equity Interests of any of the Company’s Restricted Subsidiaries;

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

(a)	that have a fair market value in excess of $3.0 million; or

(b)	for net proceeds in excess of $3.0 million.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1)	a Disposition of assets by the Company to the Company or a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

(2)	an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(3)	the issuance of Equity Interests by a Restricted Subsidiary in which the percentage interest (direct and indirect) in the Equity Interests of such Person owned by the Company after giving effect to such issuance, is at least equal to the percentage interest prior to such issuance;

(4)	a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(5)	a Disposition in the ordinary course of business;

(6)	any Liens permitted by the Indenture and foreclosures thereon;

(7)	any exchange of property pursuant to Section 1031 of the Code, for use in a Permitted Business;

(8)	the license, lease, assignment, sublicense or sublease of any property, or any termination or expiration of any of the foregoing, so long as the same does not materially interfere with the business of the Company and its Restricted Subsidiaries taken as a whole;

(9)	the unwinding of any Hedging Obligations;

(10)	sales or forgiveness of accounts receivable in the ordinary course of business in connection with the collection or compromise thereof;

(11)	the abandonment or other disposition of intellectual property that is no longer economically practicable to maintain or useful in the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole;

(12)	any Disposition of property resulting from a casualty event or the taking thereof by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of thereof to a purchaser with such power under threat of such a taking; and

(13)	the sale or other disposition of cash or Cash Equivalents.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction. For purposes hereof such present value shall be calculated using a discount rate equal to the rate of interest then borne by loans outstanding under the Term Facility; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Board of Directors” means (1) with respect to a Person that is a corporation or limited liability company, the board of directors, board of managers or equivalent governing board of such Person or any duly authorized committee thereof, (2) with respect to a Person that is a limited partnership, the board of directors, board of managers or equivalent governing board of such Person’s general partner, and (3) with respect to any other Person, the governing body of such Person most closely approximating the governing bodies contemplated in the preceding clauses (1) and (2).

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of any Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the amount thereof accounted for as a liability determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)	U.S. dollars;

(2)	Canadian dollars, Japanese yen, pounds sterling, euro or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(3)	securities issued or directly and fully and unconditionally guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4)	certificates of deposit, time deposits, bankers acceptances and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having, at the time of acquisition thereof, capital and surplus in excess of $250,000,000;

(5)	repurchase obligations for underlying securities of the types described in clauses (3) and (4) above entered into with any financial institution, at the time of acquisition thereof, meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated, at the time of acquisition thereof, at least “P-2” by Moody’s or at least “A-2” by S&P and in each case maturing within 12 months after the date of issuance thereof;

(7)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(8)	Indebtedness or Preferred Stock issued by Persons with a rating, at the time of acquisition thereof, of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition; and

(9)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (8) above; and

(10)	in the case of any Foreign Subsidiary, investments made locally of a type and quality comparable to those described in clauses (1) through (9) of this definition.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that, except with respect to local currency held by a Foreign Subsidiary, such amounts are converted into one or more of the currencies set forth in clauses (1) and (2) above as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Sponsor or a Related Party of the Sponsor;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	prior to the first Public Equity Offering that results in a Public Market, the Sponsor and its Related Parties cease to be the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company, whether as a result of the issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by the Sponsor and its Related Parties or otherwise;

(4)

on or after the first Public Equity Offering that results in a Public Market, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing, but excluding any employee benefit plan of such person and its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Permitted Holders, shall “beneficially own” (within the meaning of Rule 13d-3 under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, shares representing more than 35% of the total voting power of the Voting Stock of Holdco (or, if the Company is not wholly owned directly or indirectly by Holdco, the Company) and the percentage of total voting power of the Voting Stock of Holdco (or, if the Company is not wholly owned directly or indirectly by Holdco, the Company) beneficially owed (as so defined) by such person or group exceeds the percentage of the aggregate total voting power of the Voting Stock of Holdco (or, if the Company is not wholly owned directly or indirectly by Holdco, the Company) then beneficially owned (as so defined), directly or indirectly, by the Permitted Holders, unless (i) the Permitted Holders have, at such time, the right or the ability, directly or indirectly, by voting power, contract or otherwise to elect or designate for election at least a majority of the Board of Directors of Holdco (or, if the Company is not wholly owned directly or indirectly by Holdco, the Company) or (ii) during any period of twelve (12) consecutive months, a majority of the seats (other than vacant seats) on the Board of Directors of Holdco (or, if the Company is not wholly owned directly or indirectly by Holdco, the Company) shall be occupied by persons who were (x) members of the Board of Directors of Holdco on the Issue Date or nominated by the Board of Directors of Holdco (or, in each case, if the Company is not wholly owned directly or indirectly by Holdco, the Company) or by one or more Permitted Holders or Persons nominated by one or more Permitted Holders or (y) appointed by directors so nominated;

(5)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Net Income of such Person for such period, plus (a) without duplication and to the extent deducted in computing such Net Income for such period, the sum of:

(1)	Consolidated Interest Expense (including minority interest expense) for such period;

(2)	income tax expense for such period;

(3)	all amounts attributable to depreciation and amortization expense for such period;

(4)	any extraordinary charges for such period;

(5)	non-recurring or unusual charges for such period (including any start-up losses or one-time costs incurred in connection with the acquisition, initiation or opening of new facilities, sites or contracts and any restructuring charges or reserves deducted in such period in computing Net Income) in an amount not to exceed $8.0 million in any fiscal year;

(6)	any other noncash charges for such period (but excluding any noncash charge in respect of an item that was included in Net Income in a prior period and any noncash charge that relates to the write-down or write-off of inventory);

(7)	any charges or expenses related to the Transactions;

(8)	payments made pursuant to clause (b)(8)(a) or (b)(8)(b) of the covenant described under “Certain Covenants—Transactions with Affiliates”;

(9)	expenses incurred in connection with the prepayment, amendment, or refinancing of Indebtedness during such period;

(10)	any non-capitalized transaction costs incurred during such period in connection with an actual or proposed incurrence of Indebtedness, including a refinancing thereof, issuance of Equity Interests, investment, acquisition, disposition, divestiture or recapitalization;

(11)	any net loss resulting in such period from Hedge Agreements and the application of Statement of Financial Accounting Standards No. 133;

(12)	any net loss resulting in such period from currency translation losses related to currency remeasurements of Indebtedness;

(13)	costs and expenses incurred in connection with the establishment and initial implementation of policies and procedures for complying with the Sarbanes Oxley Act of 2002; provided, that the aggregate amount of such costs and expenses shall not exceed $2.0 million for all periods;

minus (b) without duplication and to the extent included in Net Income in such period,

(14)	any cash payments made during such period in respect of noncash charges described in clauses (4), (5) or (6) taken in a prior period;

(15)	any extraordinary, non-recurring or unusual gains and any noncash items of income for such period, all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP;

(16)	any net gain resulting in such period from Hedge Agreements and the application of Statement of Financial Accounting Standards No. 133; and

(17)	any net gain resulting in such period from currency translation gains related to currency remeasurements of Indebtedness;

provided, that Consolidated Cash Flow shall be $20,288,578, $24,142,610, $23,375,189 and $24,195,824 for the fiscal quarters of the Company ended March 30, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively.

Notwithstanding the preceding, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that Net Income of such Subsidiary was included in calculating Net Income of such Person.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of

(a)	consolidated interest expense of such Person and its Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (iii) noncash interest payments (but excluding any noncash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (iv) the interest component of Capital Lease Obligations and (v) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (A) additional interest, if any, payable pursuant to the Registration Rights Agreement, (B) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (C) any expensing of bridge, commitment and other financing fees), plus

(b)	consolidated capitalized interest of such Person and its Subsidiaries for such period, whether paid or accrued, less

(c)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

Notwithstanding the preceding, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly Owned Subsidiary shall be included only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication:

(a)	any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to severance, relocation, one-time compensation charges and the Transactions) shall be excluded,

(b)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application in each case in accordance with GAAP,

(c)	any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

(d)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

(e)	the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Subsidiary thereof in respect of such period,

(f)	any increase in amortization or depreciation or other noncash charges resulting from the application of purchase accounting in relation to the Transactions or any acquisition that is consummated after the Closing Date or that was consummated during 2004, net of taxes, shall be excluded; provided, that the aggregate amount of any such exclusion relating to a transaction that occurred prior to the Closing Date shall not exceed $2.5 million for each complete fiscal quarter within such period,

(g)	any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(h)	any impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded, and

(i)	any noncash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Restricted Payments” only (other than clause (3)(c) of the second paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and the Subsidiaries, any dividends or distributions from Restricted Investments, any repurchases and redemptions of Restricted Investments from the Company and the Subsidiaries, any repayments of loans and advances that constitute Restricted Investments by the Company or any Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(c) of the second paragraph of the covenant described under “Certain Covenants—Restricted Payments.”

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors of the Company on the Issue Date after giving effect to the Merger;

(2)	was nominated for election or elected to such Board of Directors of the Company with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3)	was nominated by the Sponsor or a Related Party thereof.

“Contribution Indebtedness” means any Indebtedness or Preferred Stock incurred pursuant to clause (15) of the second paragraph under the covenant “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means, the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by an executive vice president and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Senior Debt” means:

(1)	any Indebtedness outstanding under the Senior Credit Facilities; and

(2)	any other Senior Indebtedness permitted under the Indenture the principal amount of which is $50.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would not qualify as Disqualified Stock but for change of control or asset sale provisions shall not constitute Disqualified Stock if the provisions are not more favorable to the holders of such Capital Stock than the provisions described under “—Change of Control” and “—Certain Covenants—Asset Sales”, respectively, and such Capital Stock specifically provides that the Company will not redeem or repurchase any such Capital Stock pursuant to such provisions prior to the Company’s purchase of the Notes as required pursuant to the provisions described under “—Change of Control” and “—Certain Covenants—Asset Sales”, respectively.

“Domestic Restricted Subsidiary” means, with respect to the Company, any Restricted Subsidiary that was formed under the laws of the United States of America or any State thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount not to exceed, the Notes, in compliance with the terms of the Registration Rights Agreement.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facilities or represented by the Notes) in existence on the Issue Date after giving effect to the Merger, until such amounts are repaid.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. For purposes of calculating the Fixed Charge Coverage Ratio with respect to measurement periods that include periods prior to the Issue Date, for those components of such ratio set forth below, the amounts thereof for the fiscal quarters set forth below shall be deemed to be the amounts thereof set forth below:

Fiscal Quarter Ending	Consolidated Interest Expense
Mar 31, 2006	$9,926,197
Jun 30, 2006	$10,252,247
Sep 30, 2006	$10,400,319
Dec 31, 2006	$10,401,577

In the event that the Company or any Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishing of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (the “reference period”).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated Fixed Charges and the change in Consolidated Cash Flow resulting therefrom) had occurred on the first day of the reference period; provided that any such pro forma adjustments shall be limited to those permitted or required by Article 11 of Regulation S-X under the Securities Act or as otherwise reasonably determined in good faith by the chief financial officer of the Company. If since the beginning of such period any Person (that subsequently became a Subsidiary or was merged with or into the Company or any Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the reference period. If (i) any Restricted Subsidiary is designated as an Unrestricted Subsidiary or (ii) any Unrestricted Subsidiary is designated as a Restricted Subsidiary, in either case during the reference period or subsequent to such reference period and on or prior to the Calculation Date, such designation shall be deemed to have occurred on the first day of the reference period. Notwithstanding anything to the contrary in the foregoing, Consolidated Cash Flow shall be calculated (a) without giving effect to the effects of purchase accounting or similar adjustments required or permitted by GAAP in connection with the Acquisition or any other acquisition of all or substantially all the assets or businesses of a Person or of assets constituting a business unit, line of business or division of such a Person or not less than 100% (or such lesser percentage, when combined with the percentage of Equity Interest owned by the Company or a Subsidiary prior to such acquisition, would equal 100%) of the Equity Interests (other than directors’ qualifying shares) of a Person and (b) with respect to any period during which such an acquisition occurs, on a pro forma basis after giving effect to such acquisition (but only to the extent that an adjustment resulting from such acquisition would be a permitted or required adjustment to pro forma financial statements in compliance with Article 11 of Regulation S-X promulgated under the Securities Act or to the extent such adjustment is reasonably determined in good faith by the chief financial officer of the Company).

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	the Consolidated Interest Expense of such Person for such period; plus

(2)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person during such period, plus

(3)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock of such Person made during such period.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guaranty Agreement” means a supplemental indenture, in the form reasonably acceptable to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations under the Indenture and with respect to the Notes on the terms provided for in the Indenture.

“Guaranty” means the Holdco Guaranty or a Subsidiary Guaranty, as the case may be.

“Guarantors” means Holdco and the Subsidiary Guarantors.

“Hedging Agreements” means and includes interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other agreements or contractual arrangements designed to change the allocation of risk due to fluctuations in interest rates, currency exchange rates or commodity prices.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under a Hedging Agreement.

“Holdco Guaranty” means the senior subordinated guarantee by Holdco of the Company’s payment obligations under the Indenture and the Notes pursuant to the Indenture.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, in respect of:

(1)	borrowed money;

(2)	obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	bankers’ acceptances;

(4)	Capital Lease Obligations;

(5)	Attributable Debt; or

(6)	(a) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable or (b) representing the net amount payable in respect of any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” with respect to a specified Person includes (i) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but only to the extent that the aggregate amount of such Indebtedness does not exceed fair market value of the asset and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person; provided, however, that Indebtedness shall not include the pledge by the Company of the Capital Stock of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary and (ii) all Disqualified Stock of the Specified Person. In no event shall non-contractual obligations or liabilities in respect of any Capital Stock constitute Indebtedness under this definition.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount or which does not require current payments of interest, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel advances and other loans and advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, then the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of determined at the time of such sale or disposition. Notwithstanding the foregoing, purchases, redemptions or other acquisitions of Equity Interests of the Company or any direct or indirect parent of the Company shall not be deemed Investments. The amount of an Investment shall be determined at the time the Investment is made and without giving effect to subsequent changes in value. Notwithstanding the foregoing, Restricted Payments of the type described in clause (2) of the definition thereof shall not be deemed to be Investments.

“Issue Date” means January 25, 2007.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement or any lease in the nature thereof.

“Management Agreement” means the Management Agreement to be dated as of the Issue Date among the Company and Onex Partners Manager LP, as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement, taken as a whole, is no less favorable in any material respect to the Company or any Restricted Subsidiary than the contract or agreement as in effect on the Issue Date.

“Management Stockholders” means the directors, management, officers or employees of the Company or its Restricted Subsidiaries who are from time to time investors in Holdco.

“Merger” means the Merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation pursuant to the Stock Purchase Agreement.

“Minority Interest” means, with respect to any Person, interests in income (loss) of any of such Person’s Subsidiaries held by one or more Persons other than such Person or another Subsidiary of such Person, as reflected on such Person’s consolidated financial statements.

“Moody’s” means Moody’s Investment Service, Inc. and any successor to its rating agency business.

“Net Income” means, for any period, the consolidated net income (or loss) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded

(a)	the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries,

(b)	the income (or deficit) of any Person (other than a Subsidiary of the Company) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received in cash by the Company or such Subsidiary in the form of dividends or similar distributions, and

(c)	the undistributed earnings of any Subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees and discounts, and sales and brokerage commissions, and any relocation expenses incurred as a result of the Asset Sale), (b) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under the Senior Credit Facilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (d) any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and (e) cash escrows (until released from escrow to the seller).

“Non-Recourse Debt” means Indebtedness or Preferred Stock of a Foreign Subsidiary:

(1)	as to which neither the Company nor any Restricted Subsidiary (other than a Foreign Subsidiary):

(a)	provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(b)	is directly or indirectly liable as a guarantor or otherwise; or

(c)	constitutes the lender;

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any Restricted Subsidiary (other than a Foreign Subsidiary) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock (other than stock of an Unrestricted Subsidiary pledged by the Company to secure debt of such Unrestricted Subsidiary) or assets of the Company or such Restricted Subsidiary.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Business” means any business in which the Company and the Restricted Subsidiaries are engaged on the Issue Date or any business reasonably related, ancillary or complementary thereto, or reasonable extensions thereof.

“Permitted Holders” means the Sponsor and Management Stockholders.

“Permitted Investments” means:

(1)	any Investment in the Company or in any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents;

(3)	any Investment in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date or made pursuant to legally binding written commitments in existence on the Issue Date;

(6)	any Investment made for consideration consisting solely of Qualified Equity Interests;

(7)	any Investment made in connection with the funding of contributions under any non-qualified employee retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and any Restricted Subsidiary in connection with such plans;

(8)	any Investment acquired by the Company and any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Company and such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Person in which such other Investment is made or which is the obligor with respect to such accounts receivable; or (b) as a result of a foreclosure by the Company or any Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or (c) in compromise or resolution of any litigation, arbitration or other disputes with the obligor on an account receivable or any Persons that are not Affiliates;

(9)	Hedging Obligations permitted under the covenant described above under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(10)	Investments the payment for which consists of Equity Interests of the Company or Holdco (exclusive of Disqualified Stock); provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the second paragraph of the covenant described in “—Certain Covenants—Restricted Payments;”

(11)	any Investment consisting of prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(12)	pledges or deposits by a Person under workers compensation laws, unemployment insurance laws or similar legislation, or deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(13)	any Investment consisting of a loan or advance to officers, directors or employees of the Company or a Restricted Subsidiary in connection with the purchase by such Persons of Equity Interests of the Company or any direct or indirect parent of the Company so long as the cash proceeds of such purchase received by the Company or such other Person are contemporaneously contributed to the common equity capital of the Company;

(14)	loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(15)	repurchases of the Notes;

(16)	Investments by a Subsidiary that is not a Subsidiary Guarantor in any other Subsidiary that is not a Subsidiary Guarantor;

(17)	guarantees of Indebtedness permitted under the covenant described in “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(18)	Investments consisting of (i) deposits, prepayments and other credits to suppliers made in the ordinary course of business, (ii) endorsement of negotiable instruments held for collection in the ordinary course of business and (iii) lease, utility and other similar deposits made in the ordinary course of business;

(19)	any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of under the covenant described in “—Certain Covenants—Transactions with Affiliates” (other than Restricted Payments permitted under clause (2) thereof);

(20)	an Investment made after the Issue Date in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (20) after the Issue Date that are at the time outstanding, not to exceed $15.0 million; and

(21)	additional Investments made after the Issue Date in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (21) after the Issue Date, not to exceed the greater of $30.0 million and 4.0% of Total Assets at the time of such Investment.

“Permitted Junior Securities” means:

(1)	Equity Interests in the Company or any Subsidiary Guarantor; or

(2)	debt securities that are subordinated to all Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness to substantially the same extent as, or to a greater extent than, the Notes and the Subsidiary Guarantees are subordinated to Senior Indebtedness under the Indenture.

“Permitted Liens” means:

(1)	Liens in favor of the Company or any Restricted Subsidiary;

(2)	Liens on assets of the Company or any Restricted Subsidiary securing Senior Indebtedness that was permitted by the terms of the Indenture to be incurred;

(3)	Liens on property or Capital Stock of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary, provided, however, that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any other assets of the Company or any Restricted Subsidiary;

(4)	Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, provided, however, that such Liens were not incurred in contemplation of such acquisition;

(5)	Liens to secure Senior Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(6)	Liens to secure Refinancing Indebtedness where the Indebtedness being Refinanced was secured by the same assets; provided, however, that such Liens do not extend to any additional assets (other than improvements and accession thereon and replacements thereof or proceeds or distributions thereof and do not secure any Indebtedness that is not Senior Indebtedness);

(7)	Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not exceed $15.0 million at any one time outstanding;

(8)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(9)	Liens created for the benefit of (or to secure) the Notes (or the Subsidiary Guaranties) or payment obligations to the Trustee;

(10)	Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(11)	Liens securing Hedging Obligations;

(12)	Liens to secure obligations under workers’ compensation laws, unemployment insurance laws or similar legislation and the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(13)	Liens existing on the date of the Indenture;

(14)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(15)	Liens imposed by law, such as carriers’, warehousemen’s, supplier’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(16)	Liens on specific items of inventory or equipment of the Company and the Restricted Subsidiaries granted in the ordinary course of business to a customer at which such inventory or equipment is located;

(17)	Liens on specific items of inventory or other goods and proceeds of the Company or any Restricted Subsidiary securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)	leases and subleases granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company and the Restricted Subsidiaries, taken as a whole, and do not secure any Indebtedness;

(19)	licenses of intellectual property and other assets granted in the ordinary course of business;

(20)	deposits in the ordinary course of business to secure liability to insurance carriers, bids, tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations or deposits of cash or U.S. government bonds to secure surety or appeal bonds, or deposits as security for contested taxes or import duties or for the payment of rent;

(21)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or pledges or deposits securing payment of insurance premiums, leases to which Company or any of its Subsidiaries is a party or other obligations of a like nature or letters of credit issued in the ordinary course of its business;

(22)	Liens securing judgments for the payment of money not constituting an Event of Default;

(23)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(24)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code (or similar provision of law) of any jurisdiction on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(25)

Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of it Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company or any of it

Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of it Restricted Subsidiaries in the ordinary course of business;

(26)	Liens solely on any cash earnest money deposits made by the Company or any Restricted Subsidiary in connection with any letter of intent of an acquisition or another transaction not prohibited under the Indenture;

(27)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(28)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, rights of distraint, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Company and its Restricted Subsidiaries or to the ownership of their properties, in each case, which were not incurred in connection with Indebtedness;

(29)	Liens on the Capital Stock of an Unrestricted Subsidiary to secure Non-Recourse Debt of an Unrestricted Subsidiary;

(30)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(31)	Liens on assets directly related to a Sale and Leaseback Transaction to secure related Attributable Debt;

(32)	Liens deemed to exist in connection with Investments in repurchase agreements that constitute Permitted Investments; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreement; and

(33)	Liens on assets of Foreign Subsidiaries securing Indebtedness of Foreign Subsidiaries that was permitted by the terms of the Indenture to be incurred; and

(34)	Liens arising from financing statement filings under the Uniform Commercial Code or similar state laws regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, defease or discharge or refund (collectively, “Refinance”) other Indebtedness of the Company or any Restricted Subsidiary; provided, however, that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, discharged, defeased or refunded (plus the amount of reasonable expenses and premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, defeased, discharged or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged is pari passu with or subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is pari passu with or subordinated in right of payment to (as applicable) the Notes on terms of subordination at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, defeased, discharged or refunded;

(4)	Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor may not be used to Refinance any Indebtedness of the Company or a Subsidiary Guarantor.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person. The “principal” amount of any Preferred Stock at any date shall be the liquidation preference (or, if greater, the mandatory redemption price, if any) of such Preferred Stock at such date.

“Principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Pro Forma Cost Savings” means, with respect to any period, the reductions in costs (including such reductions resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation policies, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes) that occurred during such period that are (1) directly attributable to an asset acquisition or (2) implemented, committed to be implemented, specifically identified to be implemented or the commencement of implementation of which has begun in good faith by the business that was the subject of any such asset acquisition within six months of the date of the asset acquisition and that are supportable and quantifiable by the underlying records of such business, as if, in the case of each of clauses (1) and (2), all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses incurred or to be incurred during such period in order to achieve such reduction in costs, all such costs to be determined in good faith by the chief financial officer of the Company.

“Public Equity Offering” means an underwritten primary public offering of Capital Stock (other than Disqualified Stock) of the Company or Holdco pursuant to an effective registration statement under the Securities Act; provided, however, for the purposes of the optional redemption of Notes described under “—Optional Redemption”, if such offering is of Capital Stock of Holdco, the net proceeds therefrom have been contributed to the common equity capital of the Company.

“Public Market” means at any time after (a) a Public Equity Offering has been consummated and (b) at least 15.0% of the total issued and outstanding common equity of Holdco or the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

“Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date among the Company, the Subsidiary Guarantors and the Initial Purchasers.

“Related Party” with respect to any Sponsor means:

(1)	any controlling stockholder or partner, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Sponsor; or

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a 51% or more controlling interest of which consist of such Sponsor and/or such other Persons referred to in the immediately preceding clause (1);

provided, however, that “Related Party” shall not include any portfolio operating companies of any Sponsor.

“Representative” means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any such Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any such Restricted Subsidiary to such Person or any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Credit Facilities” means (i) the ABL Facility and (ii) the Term Facility, providing for revolving credit borrowings, term loans and letters of credit, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time including increases in principal amount.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary;

(2)	any liability for federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Person, the Notes (in the case of the Company), a Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Subsidiary Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other Obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary, or group of Restricted Subsidiaries, that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Sponsor” means Onex Partners II LP, Onex Corporation and their respective Affiliates other than portfolio operating companies of any of the foregoing.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock Purchase Agreement” means the Stock Purchase Agreement, dated as of November 10, 2006 by and among Tube City IMS Corporation, Mill Services Holdings, LLC, the other sellers party thereto and Metal Services Acquisition Corp., as amended by the Amendment dated January 25, 2007.

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership or limited liability company (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantor” means a Subsidiary of the Company that guarantees the Company’s payment obligations under the Indenture and the Notes.

“Subsidiary Guaranty” means each senior subordinated guarantee by each Subsidiary of the Company’s payment obligations under the Indenture and the Notes pursuant to the Indenture or contained in a Guaranty Agreement, executed pursuant to the Indenture.

“Term Facility” means the credit agreement among the Company, Metal Services Acquisition Corp., certain Subsidiaries of the Company, the financial institutions named therein, Credit Suisse, as Administrative Agent, dated as of the Issue Date, as amended, extended, renewed, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture or multiple agreements and indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and adding Restricted Subsidiaries as additional borrowers, issuers or guarantors thereunder.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as would be shown on the Company’s consolidated balance sheet in accordance with GAAP on the date of determination.

“Transactions” means the acquisition of the Company by Metal Services Acquisition Corp., the Merger, the cash equity contribution relating thereto, the issuance and sale of the Notes, the execution and delivery of the Senior Credit Facilities and documents related thereto and the initial extension of credit thereunder, and other transactions contemplated by Stock Purchase Agreement and the payment of fees and expenses in connection with the foregoing.

“Trustee” means The Bank of New York until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture, the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means with respect to the Company, any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any Restricted Subsidiary; and

(3)	has no Subsidiaries that are Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, the Company shall be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and (2) no Default would be in existence following such designation.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying: (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of material U.S. federal income and, in the case of Non-U.S. Holders (as defined below), estate tax considerations of the acquisition, ownership and disposition of the notes by you if you acquired the notes on original issuance for cash at the initial offering price. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to persons who will hold the notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This summary does not address all of the tax consequences that may be relevant to you, particularly if you are subject to special treatment under U.S. federal income tax laws (such as if you are a financial institution, tax-exempt organization, real estate investment company, regulated investment company, insurance company, expatriate or a broker dealer, you are, or will hold the notes through, a pass-through entity, you will hold the notes as part of a straddle, hedge or synthetic security transaction for U.S. federal income tax purposes or if you are a U.S. Holder (as defined below) that has a functional currency other than the U.S. dollar). No ruling has been or will be sought from the IRS regarding any matter discussed herein. In addition, this discussion does not consider the effect of any alternative minimum taxes, or any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor. This discussion assumes that investors purchase the notes upon original issuance and at their initial offering price and that they hold the notes within the meaning of Section 1221 of the Code. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. You are urged to consult your own tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of the notes, as well as the effects of state, local and non-U.S. tax laws.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal income tax advice contained in this document is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

For purposes of this discussion, a “U.S. Holder” means any of the following:

•	an individual who is a citizen or resident of the United States,

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state or political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a pass-through entity for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding the notes, we suggest that you consult your tax advisor.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of the notes that is not a partnership or a U.S. person.

The notes provide for the payment of additional interest under certain circumstances described under “Description of the Notes—Registered Exchange Offer; Registration Rights.” The notes may be subject to

Treasury Regulations applicable to debt instruments that provide for one or more contingent payments. Under such Treasury Regulations, if the payment of additional interest on the notes is, as of the issue date, either a “remote” or “incidental” contingency, the payment of additional interest, if any, would not be considered a contingent payment and such additional interest would generally be included in income in the same manner as stated interest, as described below. We believe that the likelihood that additional interest will become payable is remote. Accordingly, we intend to take the position that the notes are not contingent interest notes. Our determination that such payments are a remote or incidental contingency for these purposes is binding on you unless you disclose to the IRS that you are taking a contrary position. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, you might be required to accrue income on the notes in excess of stated interest regardless of your regular method of accounting, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. The remainder of this discussion assumes that the notes are not contingent interest notes.

Tax Consequences to U.S. Holders

The following discussion is limited to the material U.S. federal income tax consequences relevant to U.S. Holders. Material U.S. federal income tax consequences relevant to Non-U.S. Holders are discussed separately below.

Payments of Interest

Payments of stated interest on the notes generally will be taxable to you as ordinary interest income at the time such payments are accrued or received, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of Notes

A sale, redemption or other taxable disposition of a note generally will result in capital gain or loss equal to the difference between the amount of cash and fair market value of other property that you receive for the note and your adjusted tax basis for the note (except to the extent that such cash or other property is attributable to the payment of accrued and unpaid interest, which amount will be taxable as interest as discussed above). Your adjusted tax basis in the note is generally your cost in obtaining the note. Capital gain or loss recognized on the sale, redemption or other taxable disposition of a note held for more than one year will be long-term capital gain or loss. Under current U.S. federal income tax law, long-term capital gains of certain noncorporate taxpayers (including individuals) may be taxed at preferential rates. Certain limitations, however, apply to your ability to deduct capital losses. If you sell the note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds. An exchange of the notes for registered notes pursuant to the exchange offer described under “Description of the Notes—Registered Exchange Offer; Registration Rights” is not anticipated to be a taxable event for U.S. federal income tax purposes. In the event of such an exchange, your holding period for the exchange note received in the exchange will include the holding period for the note so exchanged, and your adjusted tax basis for the exchange note will be the same as your adjusted tax basis for the note so exchanged (determined immediately before the exchange).

Exchange Offer

As a U.S. Holder, you will not recognize taxable gain or loss for U.S. Federal income tax purposes on the exchange of initial notes pursuant to the exchange offer, and your tax basis and holding period for such registered notes will be the same as for the notes immediately before the exchange.

Information Reporting and Backup Withholding

You may be subject, under certain circumstances, to information reporting and “backup withholding” with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on and gross proceeds from your disposition of a note. The backup withholding rules apply if you, among other things, (i) have been informed by the IRS that you are subject to backup withholding for failing properly to furnish your social security number or other taxpayer identification number, or TIN, (ii) furnish an incorrect TIN, (iii) fail to properly report the receipt of interest or dividends or (iv) under certain circumstances, fail to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that you are not subject to backup withholding. If you do not provide us with your correct TIN you may also be subject to penalties imposed by the IRS. Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. To the extent required by law, we will report annually to the IRS and to you the amount of any reportable payments and the amount, if any, of tax withheld with respect to such payments.

Backup withholding is not an additional tax. Any amounts we withhold under the backup withholding rules at a rate currently equal to 28% will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the requisite procedures are followed and certain information is provided to the IRS.

Tax Consequences to Non-U.S. Holders

The following discussion is limited to the material U.S. federal income tax consequences relevant to Non-U.S. Holders.

Payments of Interest

Subject to the discussion below concerning information reporting and backup withholding, payments of interest on a note to you will qualify for the “portfolio interest exemption” and therefore will not be subject to U.S. federal income tax or withholding tax, provided that all of the following are true:

•	the interest is not effectively connected with the conduct by you of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us for U.S. federal income tax purposes;

•	you are not a bank with respect to which the receipt of interest on the notes is described in Section 881(c)(3)(A) of the Internal Revenue Code; and

•

you certify, on Form W-8BEN (or a permissible substitute) under penalties of perjury, that you are a Non-U.S. Holder and provide your name and address or you hold your notes directly through a “qualified intermediary,” and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. Holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or a non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

Interest paid to you that does not qualify for the above exemption from withholding tax will generally be subject to withholding of U.S. federal income tax at the rate of 30%, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or a permissible substitute) claiming an exemption from (or reduction in) withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If, however, the interest is effectively connected with the conduct of a trade or business in the United States, the interest will generally be subject to the U.S. federal income tax as if you were a U.S. Holder unless an applicable income tax treaty provides otherwise. In addition, if you are a foreign corporation, under certain circumstances you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year (subject to adjustments) that are effectively connected to a trade or business conducted by you in the United States.

Disposition of Notes; Exchange Offer

Subject to the discussion below concerning information reporting and backup withholding, any gain you realize on the sale, redemption or other disposition of a note generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with your conduct of a trade or business within the United States or (ii) you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied. You will not recognize gain or loss for U.S. Federal income tax purposes on the exchange of initial notes pursuant to the exchange offer and your tax basis and holding period for such registered notes will be the same as for the notes immediately before the exchange.

Information Reporting and Backup Withholding

Payments of principal and interest made in respect of notes held by you generally will not be subject to information reporting and backup withholding if you properly certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption. You generally will provide such information (and other required certifications) on IRS Form W-8BEN. However, the exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules.

The payment to you of the proceeds of the sale or other taxable disposition of a note (including a redemption) by or through the U.S. office of a broker is subject to information reporting and backup withholding unless you properly certify your non-U.S. status under penalties of perjury or otherwise establish an exemption. Information reporting requirements, but not backup withholding, will also generally apply to payments of proceeds of sales or other taxable dispositions of notes (including a redemption) by or through non-U.S. offices of U.S. brokers or by or through non-U.S. brokers with certain types of relationships to the United States unless the broker has documentary evidence in its files that you are not a U.S. person and such broker has no actual knowledge or reason to know to the contrary or you otherwise establish an exemption. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a sale or other taxable disposition of a note by or through a foreign office of a foreign broker not subject to the preceding sentence.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Backup withholding is not an additional tax. Any amounts we withhold under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the requisite procedures are followed and certain information is provided to the IRS.

Treatment of the Notes for U.S. Federal Estate Tax Purposes

Notes held by an individual who is a Non-U.S. Holder at the time of his or her death generally will not be subject to U.S. federal estate tax provided that, at the time of death, the Non-U.S. Holder is exempt from withholding of U.S. federal income tax under the rules described above.

PLAN OF DISTRIBUTION

There has previously been only a limited secondary market and no public market for the initial notes. We do not intend to apply for the listing of the notes on a national securities exchange or for their quotation through The Nasdaq Stock Market. The initial notes are eligible for trading in The PORTAL(SM) Market, an electronic screen-based system which permits the trading of eligible privately placed securities by certain qualified institutional investors which is regulated by the National Association of Securities Dealers, Inc. We have been advised by the initial purchasers that, following consummation of the exchange offer, the initial purchasers intend to make a market in the exchange notes; however, any market making may be discontinued at any time without notice. If an active public market does not develop, the market price and liquidity of the exchange notes may be adversely affected.

If a trading market develops for the initial notes or the exchange notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities. Depending on such factors, such securities may trade at a discount from their offering price.

With respect to resale of exchange notes, based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder (other than a person that is an affiliate of ours within the meaning of Rule 405 under the Securities Act or “broker” or “dealer” registered under the Exchange Act) who exchanges initial notes for exchange notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 thereof. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, such holder cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and such secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K if the resales are of exchange notes obtained by such holder in exchange for initial notes acquired by such holder directly from us or an affiliate of ours, unless an exemption from registration is otherwise available.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for initial notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Any broker or dealer registered under the Exchange Act who holds initial notes that were acquired for its own account as a result of market-making activities or other trading activities (other than initial notes acquired directly from us) may exchange such initial notes for exchange notes pursuant to the exchange offer; however, such broker-dealer may be deemed an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by it in the exchange offer, which prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus. We have agreed to use our commercially reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period beginning when exchange notes are first issued in the exchange offer and ending upon the earlier of the expiration of the 180th day after the exchange offer has been completed and such time as broker-dealers are no longer required to comply with the prospectus delivery requirements in connection with offers and sales of exchange notes.

A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations).

The information described above concerning interpretations of, and positions taken by, the SEC is not intended to constitute legal advice, and broker-dealers should consult their own legal advisors with respect to these matters.

We will not receive any proceeds from any sale of exchange notes by anyone, including broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to a purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes.

We have agreed to pay expenses incident to the exchange offer. See “The Exchange Offer—Fees and Expenses.”

LEGAL MATTERS

The validity of the exchange notes and certain legal matters will be passed upon for us by Kaye Scholer LLP, New York, New York.

EXPERTS

The consolidated financial statements of Tube City IMS Corporation at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, for the period from October 27, 2004 to December 31, 2004, the consolidated financial statements of Envirosource, Inc. for the period from January 1, 2004 to October 26, 2004 and the consolidated financial statements of Tube City Holdings, LLC at December 21, 2004 and December 31, 2003 and for the period from January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance of such reports given on authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 with respect to the securities being offered hereby. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities being offered hereby. As described below, the registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

We are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Upon effectiveness of the registration statement of which this prospectus is a part, we will be subject to periodic reporting and other informational requirements of the Exchange Act during the fiscal year in which the registration statement becomes effective. However, as we do not have a class of equity securities registered under the Exchange Act, we are exempt from some of the Exchange Act reporting requirements. After such time, we will not be required pursuant to the indenture governing the notes to file such periodic or other reports with the SEC on a voluntary basis.

Under the terms of the indenture governing the notes, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any of such notes are outstanding, we will furnish to the holders of the notes or cause the trustee under the indenture to furnish to the holders of the notes (i) all quarterly and annual information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants in accordance with the professional standards of the American Institute of Certified Public Accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K, if we were required to file such reports. In addition, we will post all reports on our website no later than 10 Business Days after such information would have been filed with the SEC. In addition, we have agreed that, for so long as any senior subordinated notes remain outstanding, we will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The registration statement (including the attached exhibits) and any other statements and information that we file with the SEC should be available for inspection at the public reference room at the SEC’s office located at 100 F Street, N.E., Washington, D.C. 20549, United States. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549, United States. Further information on the operations of the SEC’s public reference room in Washington, D.C. can be obtained by calling the SEC at 1-800-732-0330. The SEC also maintains an Internet website that contains reports and other information about issuers who file reports with the SEC. The address of that website is http://www.sec.gov.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations and prospects may change after that date.

GLOSSARY OF SELECTED TERMS

“Billet” refers to a square form of semi-finished steel that later is rolled into a finished product such as a bar.

“Demurrage” is a charge required as compensation for the delay of a ship, barge, rail car, truck or other cargo beyond its scheduled time of departure.

“Direct reduced iron” is an iron concentrate produced from iron ore through a natural gas driven reduction process and used as a scrap substitute for electric furnaces used by minimills.

“Hot briquetted iron” is direct reduced iron that has been processed into briquettes.

“Inclusion” refers to a metal fragment in a manufactured steel product that is removed by surface conditioning. See “surface conditioning.”

“Integrated mill” refers to a steel mill that makes steel by processing iron ore and other raw materials (primarily coke, a coal derivative, and limestone) in blast furnaces, and then refining the molten iron from the blast furnace plus scrap into steel in basic oxygen furnaces. See “scrap.”

“Liquid steel” refers to steel in the form of molten metal as released from the basic oxygen furnace in an integrated mill or the electric arc furnace in a minimill prior to downstream processing.

“Mass spectrometer” is a device used to determine the chemical composition of a sample of scrap.

“Material handling” is a term used by us to refer to transportation and movement of materials such as scrap, billets, and slabs using specialized carriers and a variety of mobile equipment.

“Metal recovery” is a term used by us to refer to the separation of valuable metallics from slag. See “slag processing.”

“Minimill” refers to a steel mill that produces steel by melting scrap or scrap substitutes in electric arc furnaces.

“Refractory removal” refers to the disassembly of furnace and vessel linings, specifically heat-resistant brick, using specialized equipment and skilled operators.

“Scrap” refers to iron-containing material that generally is remelted and recast into new steel. Integrated mills typically use up to 25% scrap for their basic oxygen furnace inputs, and minimills generally use up to 100% scrap for their electric furnace inputs.

“Slab” refers to the most common type of semi-finished steel usually measuring eight-10 inches thick by 30–85 inches wide and average 20 feet long and destined for further processing into strip, sheet, plate, or welded pipe product.

“Slag” refers to the impurities in a molten pool of iron or steel. Fluxes such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than liquid iron or steel, it will float on top of the pool, where it can be skimmed off.

“Slag processing” is a term used by us to refer to the reclamation of metallics from slag and the conversion of non-metallic slag into commercially saleable aggregate products.

“Surface conditioning” is a term used by us to refer to the removal of inclusions, surface defects and other imperfections from steel mill products, to enhance their further processing for use in high-end commercial applications.

G-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Tube City IMS Corporation

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-2

Consolidated Balance Sheets, December 31, 2006 and 2005	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2006 and 2005 and the Period of October 27, 2004 to December 31, 2004 of the Successor Company and the Period from January 1, 2004 to October 26, 2004 of the Predecessor Company

F-4

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2006 and 2005, and the Period from October 27, 2004 to December 31, 2004 of the Successor Company and the Period from January 1, 2004 to October 26, 2004 of the Predecessor Company

F-5

Consolidated Statements of Cash Flow for the Years Ended December 31, 2006 and 2005, and the Period of October 27, 2004 to December 31, 2004 of the Successor Company and the Period from January 1, 2004 to October 26, 2004 of the Predecessor Company

F-6

Notes to Consolidated Financial Statements of Tube City IMS Corporation and Subsidiaries for the year ended December 31, 2006	F-7

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations for the Period of January 26, 2007 to March 31, 2007 of the Successor Company and the Period from January 1, 2007 to January 25, 2007 and the three months ended March 31, 2006 of the Predecessor Company

F-46

Condensed Consolidated Balance Sheets as of March 31, 2007 of the Successor Company, and as of December 31, 2006 and January 25, 2007 of the Predecessor Company	F-47

Condensed Consolidated Statements of Cash Flows for the Period of January 26, 2007 to March 31, 2007 of the Successor Company, and the Period from January 1, 2007 to January 25, 2007 and the three months ended March 31, 2006 of the Predecessor Company

F-48

Notes to Condensed Consolidated Financial Statements of Tube City IMS Corporation and Subsidiaries for the three months ended March 31, 2007	F-49

Tube City Holdings, LLC

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-61

Consolidated Balance Sheets, December 21, 2004 and December 31, 2003	F-62

Consolidated Statements of Operations for the Period from January 1, 2004 to December 21, 2004 and the Years Ended December 31, 2003 and 2002	F-63

Consolidated Statements of Changes in Members’ Equity (Deficit) for the Period from January 1, 2004 to December 21, 2004 and the Years Ended December 31, 2003 and 2002	F-64

Consolidated Statements of Cash Flows for the Period of January 1, 2004 to December 21, 2004 and the Years Ended December 31, 2003 and 2002	F-65

Notes to Consolidated Financial Statements of Tube City Holdings, LLC and Subsidiaries	F-66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Tube City IMS Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Tube City IMS Corporation (Successor Company) and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended and the period October 27, 2004 to December 31, 2004 and the consolidated statements of operations, changes in stockholders’ equity, and cash flows of Envirosource, Inc. and subsidiaries (Predecessor Company) for the period January 1, 2004 to October 26, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tube City IMS Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended and the period October 27, 2004 to December 31, 2004 and the consolidated results of operations and cash flows of Envirosource, Inc. and subsidiaries (Predecessor Company) for the period January 1, 2004 to October 26, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3 and 20 to the consolidated financial statements, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective December 31, 2006.

/s/    ERNST & YOUNG, LLP

Pittsburgh, Pennsylvania

March 23, 2007

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share and per share data)

	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$3,178	$2,731
Trade receivables, net of allowance for doubtful accounts of $884 and $810, respectively (Note 7):
Trade	147,676	130,044
Related party	—	1
Inventories (Note 8)	20,993	18,071
Prepaid and other current assets	8,097	7,823
Deferred tax asset (Note 6)	7,820	8,869

Total current assets	187,764	167,539
Property, plant and equipment, net (Note 9)	143,232	134,632
Investment in joint venture (Note 10)	—	760
Deferred financing costs, net of accumulated amortization of $523 and $80, respectively (Note 12)	1,504	1,763
Goodwill (Note 11)	180,211	179,475
Other intangibles, net of accumulated amortization of $13,646 and $7,196, respectively (Note 11)	101,198	107,116
Other noncurrent assets	10,428	9,264

Total assets	$624,337	$600,549

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable:
Trade	$88,929	$97,531
Related party	—	51
Accounts payable overdraft	13,576	7,010
Salaries, wages and related benefits	23,618	22,976
Current taxes payable (Note 6)	313	—
Accrued expenses (Note 7)	12,250	9,792
Revolving bank borrowings (Note 12)	33,100	—
Current portion of long-term debt (Note 12)	6,138	7,018

Total current liabilities	177,924	144,378
Long-term debt (Note 12)	371,962	378,309
Deferred tax liability (Note 6)	21,423	22,402
Other noncurrent liabilities (Note 7)	16,693	20,329

Total liabilities	588,002	565,418

Commitments and contingencies (Note 22)
Stockholders’ equity:
Common stock:
Par value $.001 per share; shares authorized 2,500,000 issued and outstanding 913,260 at December 31, 2006 and December 31, 2005	1	1
Capital in excess of par value	46,428	45,819
Accumulated deficit	(10,906)	(9,636)
Accumulated other comprehensive income (loss) (Note 25)	812	(1,053)

Total stockholders’ equity	36,335	35,131

Total liabilities and stockholders’ equity	$624,337	$600,549

The accompanying notes are an integral part of these consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except share and per share data)

	Successor Company			Predecessor Company
	Year ended December 31, 2006	Year ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Revenue:
Revenue from sale of materials	$1,043,103	$832,531	$20,122	$—
Service revenue	332,496	290,919	34,586	144,048

Total revenue	1,375,599	1,123,450	54,708	144,048
Costs and expenses:
Cost of scrap shipments	998,120	794,744	14,092	—
Site operating costs	242,537	207,297	28,044	94,339
Selling, general and administrative expenses	43,959	39,874	3,533	9,679
Compensation provided as a result of business combinations	—	—	—	10,019
Expense associated with withdrawn public offerings (Note 5)	2,734	5,028	—	2,129
Depreciation	48,045	49,623	6,117	20,763
Amortization	7,211	7,039	864	596

Total costs and expenses	1,342,606	1,103,605	52,650	137,525

Income from operations	32,993	19,845	2,058	6,523
Loss on early extinguishment of debt	—	(2,812)	(7,010)	—
Interest expense, net	(33,941)	(23,950)	(2,522)	(8,648)
(Loss) income from equity investments	(5)	(99)	10	—

Loss before income taxes	(953)	(7,016)	(7,464)	(2,125)
Income tax (expense) benefit	(317)	2,332	2,512	224

Net loss	(1,270)	(4,684)	(4,952)	(1,901)
Preferred stock dividend requirements	—	—	—	(76)

Loss applicable to common shares	$(1,270)	$(4,684)	$(4,952)	$(1,977)

Earnings per share:
Basic and diluted:
Net loss per share	$(1.39)	$(5.14)	$(5.48)	$(1.83)

Average common shares outstanding	913,260	911,302	902,900	1,077,960

The accompanying notes are an integral part of these consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of dollars, except share data)

PREDECESSOR COMPANY

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances, December 31, 2003	$1	$112,620	$(23,838)	$(1,400)	$87,383
Comprehensive income:
Net loss	—	—	(1,901)	—	(1,901)
Translation adjustment	—	—	—	212	212
Minimum pension liability adjustment	—	—	—	(893)	(893)

Total comprehensive loss	—	—	(1,901)	(681)	(2,582)
Preferred stock dividend requirement	—	—	(76)	—	(76)

Balances, October 26, 2004	$1	$112,620	$(25,815)	$(2,081)	$84,725

SUCCESSOR COMPANY

Balances, October 27, 2004	$—	$—	$—	$—	$—
Issuance of common stock related to Wellspring’s acquisition of Envirosource, Inc., 1 share	—	60,999	—	—	60,999
Issuance of common stock dividend 609,999 shares	1	—	—	—	1
Issuance of common stock 155,000 shares	—	15,500	—	—	15,500
Issuance of common stock in exchange for Tube City Holdings, LLC units, 137,900 shares	—	13,790	—	—	13,790
Comprehensive income:
Net loss	—	—	(4,952)	—	(4,952)
Translation adjustment	—	—	—	72	72
Minimum pension liability adjustment, net of tax	—	—	—	(28)	(28)

Total comprehensive (loss) income	—	—	(4,952)	44	(4,908)

Balances, December 31, 2004	$1	$90,289	$(4,952)	$44	$85,382
Sale of common stock 10,360 shares	—	1,036	—	—	1,036
Share based compensation costs	—	157	—	—	157
Distribution to shareholders	—	(45,663)	—	—	(45,663)
Comprehensive income:
Net loss	—	—	(4,684)	—	(4,684)
Translation adjustment	—	—	—	94	94
Loss on fair value of hedging instruments, net of tax	—	—	—	(680)	(680)
Minimum pension liability adjustment, net of tax	—	—	—	(511)	(511)

Total comprehensive loss	—	—	(4,684)	(1,097)	(5,781)

Balances, December 31, 2005	$1	$45,819	$(9,636)	$(1,053)	$35,131
Shared-based compensation costs	—	609	—	—	609
Comprehensive income:
Net loss	—	—	(1,270)	—	(1,270)
Translation adjustment	—	—	—	2	2
Gain on fair value of hedging instruments, net of tax	—	—	—	1,116	1,116
Minimum pension liability adjustment, net of tax	—	—	—	395	395
Adoption of SFAS 158, net of tax	—	—	—	352	352

Total comprehensive (loss) income	—	—	(1,270)	1,865	595

Balances, December 31, 2006	$1	$46,428	$(10,906)	$812	$36,335

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of dollars)

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Cash flows from operating activities:
Net loss	$(1,270)	$(4,684)	$(4,952)	$(1,901)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on early extinguishment of debt	—	2,812	7,010	—
Depreciation	48,045	49,623	6,117	20,763
Amortization	7,211	7,039	864	596
Amortization of deferred financing costs	443	532	20	602
Write down of impaired asset	—	—	—	525
Net proceeds from termination of swaps	717
Share based compensation costs	609	157	—	—
Deferred income tax	(1,234)	(3,966)	(2,723)	36
(Gain) loss on the disposal of equipment	(2,533)	(37)	555	(681)
Provision for bad debts	256	294	32	148
Increase in provision for stock appreciation rights	—	—	—	10,019
Loss (income) from equity investments	5	99	(10)	—
Increase (decrease) from changes in:
Trade receivables	(15,045)	29,894	20,403	(6,343)
Inventories	(2,922)	13,780	916	(208)
Prepaid and other current assets	(11)	315	1,075	792
Other noncurrent assets	(317)	(548)	183	(578)
Accounts payable and accounts payable overdraft	(3,204)	(53,524)	(24,043)	1,608
Accrued expenses	2,843	(959)	(169)	(1,837)
Other non current liabilities	(1,313)	(2,182)	2,983	3,871
Other, net	(232)	6	(601)	346

Net cash provided by operating activities	32,048	38,651	7,660	27,758

Cash flows from investing activities:
Capital expenditures	(56,908)	(47,106)	(3,920)	(15,850)
Proceeds from sale of equipment	5,948	1,026	562	1,426
Investment in long term contract	—	(5,584)	—	—
Acquisitions, net of cash acquired of $56 for the year ended December 31, 2006 and $13,495 for the period from October 27, 2004 to December 31, 2004	(1,733)	—	—	—
Investment in other noncurrent assets	(500)	—	(228,257)	—
Cash flows related to IU international, net	(1,056)	(1,535)	(135)	(744)

Net cash used in investing activities	(54,249)	(53,199)	(231,750)	(15,168)

Cash flows from financing activities:
Revolving credit facility:
Borrowings	358,700	163,307	—	4,556
Repayments	(325,600)	(163,307)	—	(4,556)

Revolving credit facility borrowings (repayments), net	33,100	—	—	—
Cash released to complete financing	—	—	—	31,962
Borrowings related to acquisitions	—	—	320,387	—
Repayment of predecessor debt and obligations	—	—	(155,290)	—
Issuance of debt	—	65,000	—	—
Repayment of debt	(10,452)	(6,473)	(1,983)	(11,944)
Debt issuance and termination fees	—	(2,370)	(9,775)	—
Redemption of preferred stock	—	—	—	(15,461)
Shareholder distributions paid	—	(45,663)	—	(14,014)
Proceeds from issuance of stock	—	1,036	76,500	—

Net cash provided by (used for) financing activities	22,648	11,530	229,839	(9,457)

Cash and cash equivalents:
Net increase (decrease) in cash	447	(3,018)	5,749	3,133
Cash at beginning of period	2,731	5,749	—	3,756

Cash at end of period	$3,178	$2,731	$5,749	$6,889

The accompanying notes are an integral part of these consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Note 1—Nature of Operations

Tube City IMS Corporation (“TC” or the “Company”) is a leading provider of outsourced services to steel mills in North America with an emerging presence globally. The Company has operations at 68 sites in North America and Europe. Its primary services offered include slag processing and metal recovery services, scrap management and scrap preparation, raw materials procurement, surface conditioning and scrap optimization. The Company provides services to integrated steel mills, minimills and foundries.

On September 15, 2004, Wellspring Capital Partners III, L.P. formed Mill Services Holdings LLC (“Holdings”). Holdings had no substantive business activity prior to receiving a $61.0 million capital contribution and purchasing 100% of the outstanding shares of Envirosource, Inc., the predecessor company, for an aggregate purchase price of $137.3 million. Holdings did not have any significant preacquisition activities as it was formed solely to acquire Envirosource, Inc.

On October 26, 2004, EI Acquisition Co., a wholly-owned subsidiary of Holdings that was established to effect the acquisition, merged into the Company, whose name was changed from Envirosource, Inc. to Mill Services Corporation with the result that Holdings became the holder of all of the outstanding stock of the Company. At October 27, 2004, Holdings total equity was $61.0 million. All financial information for periods as of and prior to October 26, 2004 is for the entity referred to as “Predecessor Company” and all financial information for periods subsequent to October 26, 2004 is for the entity referred to as “Successor Company”.

On December 21, 2004, Successor Company purchased all of the outstanding limited liability company units and all of the outstanding options to purchase limited liability company units of Tube City Holdings, LLC, with the result that Mill Services Corporation became the holder of all of the outstanding limited liability units of Tube City Holdings, LLC. Certain unit holders in Tube City Holdings, LLC rolled over agreed percentages of their limited liability company units in Tube City Holdings, LLC into stock in Successor Company. By its amended and restated certificate of incorporation, Mill Services Corporation changed its name to Tube City IMS Corporation effective March 14, 2005.

On November 10, 2006, the Company’s owners entered into a Stock Purchase Agreement with Metal Services Acquisition Corp., an affiliate of Onex Partners II, in which, subject to satisfaction of certain conditions, the Company’s owners agreed to sell all of their outstanding shares. On January 25, 2007, those precedent conditions were satisfied and all of the outstanding shares of the Company were sold to Metal Services Holdco LLC, a wholly owned subsidiary of Metal Services Acquisition Corp. This transaction is discussed in more detail in Note 26, Subsequent Events. These financial statements have been prepared on an historic basis and do not give effect to the acquisition by Metal Services Acquisition Corp.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Entities of which the Company owns a majority interest and controls are consolidated; entities of which the Company owns a less than majority interest and does not control, but exercises significant influence over, are not consolidated and are reflected in the consolidated financial statements using the equity method of accounting. All intercompany accounts, transactions, and profits have been eliminated in consolidation.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Use of Estimates

The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Significant items subject to such estimates and assumptions include the depreciation and amortization of properties and intangibles, valuation allowances for accounts receivable and net deferred tax assets, pension obligations, and claims and assessments. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less and are readily convertible into cash. The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents. Included in accounts payable overdrafts at December 31, 2006 and 2005, are approximately $13.6 million and $7.0 million, respectively, of book overdrafts. Accounts payable overdrafts represent outstanding checks in excess of related cash balances.

The Company’s treasury function uses cash on hand, cash generated by operating activities, and, if necessary, funds available under the Company’s Revolver (see Note 12) to liquidate these outstanding checks when they are presented for payment.

Trade Receivables

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Account balances outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. The Company’s estimate is based on historical collection experience, a review of current status of receivables, the condition of the general economy and the industry, and judgment. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Scrap iron and steel inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted-average method. Goods in transit represent inventories in route to customers under outsource purchasing contracts in which the Company has title at the end of the accounting period. Such inventories are valued at cost, determined by the specific identification method. Spare parts and supplies consist primarily of replacement parts for machinery and equipment and are recorded at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost in connection with business combinations is based on fair market value at the time of acquisition. Major components of certain significant operating assets are recorded as separate assets with depreciable lives determined independently from

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expense as incurred. Interest costs applicable to major asset additions are capitalized during the construction period. The cost of property, plant, and equipment retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant, and equipment is computed principally on the straight-line method over the estimated useful lives of assets. (See Note 9 for estimated useful lives by classification.)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment and amortizable intangible assets, are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its recorded amount. Impairment losses are measured as the amount by which carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments, and the fair value of an impaired asset.

During 2004, the Predecessor Company wrote down its investment in one of its joint ventures by $0.5 million due to a declaration of bankruptcy by a customer.

Goodwill and Other Intangible Assets

Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost and implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful lives. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

Deferred Financing Cost

Cost associated with negotiation and entering into long-term financing agreements are deferred and amortized on a straight-line basis, which does not differ materially from the effective interest rate method, over the life of the associated agreement. (See Note 12 for deferred financing costs written off.)

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Other Noncurrent Assets

Other noncurrent assets principally include acquired contract costs of $4.7 million and $5.2 million at December 31, 2006 and 2005, respectively, that are being amortized on a straight-line basis over the term of the services contract, cash surrender value of executive life insurance policies to be used principally to fund certain deferred compensation obligations of $1.2 million and $1.0 million at December 31, 2006 and 2005, respectively, and deposits and other noncurrent assets of $4.5 million and $3.1 million at December 31, 2006 and 2005, respectively.

Derivative Financial Instruments

The Company has entered into interest rate swaps to manage its risk related to its variable interest rate debt. The swaps have been designated as cash flow hedges. Accordingly, they are recorded at fair value. To the extent that the instruments are effective in hedging the related interest rate risk, the adjustments to record the swaps at fair value are recorded in other comprehensive income (see Note 13).

In November, 2006, the Company terminated its interest rate swap agreements and received cash proceeds of $1.1 million. The gain from the termination of the swap agreements was initially recorded in accumulated other comprehensive income (loss) to be amortized into current earnings over the remaining life of the variable rate term debt.

Revenues

Slag processing, metal recovery, and sales—Income from removal of slag from a furnace and processing it to separate metallic material from other slag components. Metallic material is generally returned to the customer and the nonmetallic material is generally sold to third parties. The Company recognizes revenue from slag processing and metal recovery services when it performs the services and revenue from co-product sales when title and risk of loss pass to the customer. Revenues from these sources are included in service revenue.

Material handling and scrap management services and scrap preparation—Income from receiving, processing, and managing raw material inputs and handling and recording inventory of finished products whereby all of the production is generally completed at the customer’s location. Revenues from these sources are included in service revenue and are recognized at the time the service is performed.

The Company also has two locations that purchase, process, and sell scrap iron and steel inventory for the Company’s own account. The Company recognizes revenue from scrap sales of material, when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or destination depending on terms of sale. Revenues from these sources are included in revenue from sale of material.

Raw materials procurement—Revenue from raw materials procurement, or outsourced purchasing, represents sales to third parties whereby the Company either purchases scrap iron and steel from a supplier then immediately sells the scrap to a customer, with shipment made directly from the supplier to the third-party customer, or the Company earns a contractually determined fee for arranging scrap shipments for a customer directly with a vendor. The Company recognizes revenue from raw materials procurement sales when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or destination depending on terms of sale or when the Company has the right to receive its contractual fee. Revenues from these sources are included in revenue from sale of material.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Surface conditioning—Revenue from removing surface defects and imperfections from steel processed for use in high-end applications. The Company recognizes revenue from surface conditioning services when it performs the services. Revenues from these sources are included in service revenue.

Raw materials optimization—Income from optimization fees represents income from determining, through use of its internally developed and proprietary software, the most economical scrap combination for a given desired grade of steel. The Company recognizes income from optimization fees as the optimization service is provided. Optimization software maintenance fees are recognized in income over the contract life. Revenues from these sources are included in services revenue.

Other revenues—Income from various services including maintenance and machine shop services, equipment rental, dust and debris management, income from services to customers outside of the normal contractual agreement, and gain on asset disposals. The Company recognizes revenue as the service is provided or when the asset is disposed. Machine shop service revenues are recognized as work is performed. Revenue from these sources are included in service revenue.

Freight

All freight costs related to the transportation of scrap iron and steel from the supplier sold F.O.B. delivered to the customer is included in cost of scrap shipments.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach for accounting for income taxes. Statement No. 109 requires assessment of the likelihood of realizing benefits associated with deferred tax assets for purposes of determining whether a valuation allowance is needed for such deferred tax assets. The Company and its subsidiaries file a consolidated U.S. federal income tax return.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, charges to stockholders’ equity for minimum pension liability adjustments, and the cumulative changes in the fair value of hedging derivatives (see Note 25).

Health Insurance

The Company self-insures its employees’ health insurance, using a third-party administrator to process and administer claims. The Company has stop-loss coverage through an insurer, subject to a stated limit per employee. The Company maintains accruals for unpaid claims and claims incurred but not reported based on internal analysis of claims experience and actuarial calculations.

Workers’ Compensation

The Company self-insures its workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim is $0.75 million and stop-loss coverage is maintained for amounts above this limit. The aggregate maximum exposure is limited to a percentage of payroll for each open

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

policy. The Company accrues for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims. The Company has funds on deposit with the third-party payor insurance carrier who administers the program amounting to $0.9 and $1.3 million at December 31, 2006 and 2005. These funds are included in other current assets.

Per Share Data

Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted-average number of common shares plus potential dilutive common shares outstanding during the period. The Company had potential dilutive common shares outstanding during 2005. (see Note 16).

Foreign Currency Translation

The financial statements of the Company’s Canadian and French subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income (loss).

Long term construction-type contracts

In 2006, the Company entered into a single long term construction-type contract to build a robotic surface conditioning facility for a customer. The Company recognizes profit on the contract using a percentage of completion method based on significant milestones within the contract. The Company’s contract terms allows them to bill the customer when such milestones are reached. In 2006, the Company, having reached the milestone of completing the basic engineering for the project, invoiced its customer and recognized revenue of approximately $0.3 million. The Company concurrently recognized $0.2 million in related costs based on the applicable portion of the expected total cost for the project. This single contract is the Company’s only long term construction-type contract.

Note 3—New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115 (“SFAS No. 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. SFAS No. 159 is effective as of January 1, 2008. The Company has not yet determined the effect, if any; the adoption of SFAS No. 159 will have on our results of operations or financial position.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) (“SFAS No. 158”). SFAS No. 158 changed the accounting rules for reporting and disclosures related to pensions and other postretirement benefit plans. The Company will be required to include on its balance sheet an additional net liability to reflect the funded status of retirement and other postretirement benefit plans. The Company adopted SFAS No. 158 as of December 31, 2006. The impact of the adoption of SFAS No. 158 is discussed in Note 20, Retirement Plans.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Also, by 2008 the Company will be required to change the October 31 measurement date for the plan’s assets and obligations to its fiscal year end, December 31 prior to December 31, 2008.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) which clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands the disclosures about fair value measurements. SFAS No. 157 is effective as of January 1, 2008. We have not yet determined the effect, if any; the adoption of SFAS No. 157 will have on our results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective beginning January 1, 2007. The Company is currently reviewing the provisions of FIN 48 and assessing the impacts on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets- an amendment of SFAS No. 140. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt this Statement on January 1, 2007 and the adoption is not expected to have any financial statement impact.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt this Statement on January 1, 2007 and the adoption is not expected to have any financial statement impact.

Note 4—Business Combinations

In January of 2006, the Company acquired certain assets and assumed certain liabilities of U.S. Ferrous Trading (“USFT”), which specializes in providing outsourced purchasing services related to large volume international shipments of raw materials, primarily scrap. In March of 2006, the Company acquired all of the outstanding stock of Auximetal S.A.S. (“Auximetal”), a single site provider of outsourced mill services to a mill outside of Marseille, France. The results of operations of these acquisitions were consolidated into the Company’s financial statements from the date of each acquisition. The assets of USFT were acquired on January 12, 2006 and the outstanding stock of Auximetal was acquired on March 1, 2006. The Company’s result of operations for the year ended December 31, 2006 would not have differed materially had these acquisitions occurred on January 1, 2006. The Company’s results of operations for the year ended December 31, 2005 would not have differed materially if Auximetal and USFT had been acquired on January 1, 2005.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

To acquire USFT, the Company paid $0.8 million and may pay additional contingent consideration of up to $0.8 million based on the operating performance of USFT over the next three years. The following table summarizes the fair value of assets acquired at the date the Company acquired USFT (in thousands):

January 12, 2006
Other current assets	$7
Intangible assets	736
Other noncurrent assets	7

Total assets acquired	$750

Because the Company viewed USFT as an attractive long-term investment, it agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. The Company has assigned the entire excess of the purchase price over the identifiable tangible assets to goodwill.

To acquire Auximetal, the Company paid $0.9 million and may pay additional contingent consideration of up to $1.7 million based on the operating performance of Auximetal over the next five years. The following table summarizes the fair value of assets acquired and liabilities assumed at the date the Company acquired Auximetal (in thousands):

At March 1, 2006
Trade receivables	$1,964
Other current assets	256
Property, plant and equipment, net	3,020
Intangible assets	491
Other noncurrent assets	176

Total assets acquired	5,907
Current liabilities	2,741
Long-term debt	2,300

Total liabilities assumed	5,041

Net assets acquired	$866

Because the Company also viewed Auximetal as an attractive long-term investment, it agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. The Company assigned the entire excess of the purchase price over the identifiable tangible assets to customer related intangible assets.

On October 26, 2004, a subsidiary of Mill Services Holdings LLC (an affiliate of Wellspring Capital Partners III, L.P.) (Buyers) merged into the Company, whose name was changed from Envirosource, Inc. to Mill Services Corporation (Sellers) with the result that the Buyers became the holder of all of the outstanding stock of the Company. The aggregate purchase price was $137.3 million, which was paid in cash. The sales transaction documentation contains numerous representations, warranties, and indemnification provisions including the Sellers’ promise to indemnify the Buyers against undisclosed liabilities.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The following table summarizes the fair value of the assets acquired and liabilities at the date of acquisition (in thousands):

October 26, 2004
Trade receivables	$25,925
Inventories	1,171
Deferred tax asset	5,340
Other current assets	9,759
Property, plant and equipment	110,598
Goodwill	69,848
Other intangibles	74,489
Other noncurrent assets	2,800

Total assets acquired	299,930
Current liabilities	38,713
Long-term debt	84,150
Deferred tax liability	18,932
Other noncurrent liabilities	20,792

Total liabilities assumed	162,587
Net assets acquired	$137,343

Because the Buyers viewed the Company as an attractive long-term investment, they agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. The following table details the identifiable intangible assets and goodwill acquired by the Buyers and their respective appraised values and expected amortizable lives (dollars in thousands):

Intangible Asset Class	Estimated Fair Value	Weighted Average Amortization Period
Intangible assets subject to amortization:
Environmental permits	$4,485	20 years
Customer related intangibles	69,914	20 years

Total finite life intangibles	74,399
Trademarks	90	Indefinite

Total identifiable intangible assets	74,489
Goodwill	69,848	Indefinite

Total intangible assets	$144,337

There were no purchased research and development assets acquired and written off in connection with this acquisition. None of the goodwill is expected to be deductible for tax purposes.

During 2005, the Company finalized its purchase price allocation after review of various contingent liabilities and management’s review of independent appraisal of assets. The adjustments made were not material.

On December 21, 2004, the Company purchased all of the outstanding limited liability company units and all of the outstanding options to purchase limited liability company units of Tube City Holdings, LLC, a steel mill services company specializing in scrap metals management, slag processing, and raw materials optimization, with the result that Mill Services Corporation became the holder of all of the outstanding limited liability units of Tube City Holdings, LLC. The aggregate purchase price was $118.2 million, which was paid with $104.4 million

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

in cash and shares of Mill Services Corporation stock with a fair value of $13.8 million as estimated by management based on the acquisition costs of the two acquired entities. The sales transaction documentation contains numerous representations, warranties, and indemnification provisions including the Sellers’ promise to indemnify Wellspring Capital against undisclosed liabilities. By amendment and restatement of its certificate of incorporation, Mill Services Corporation changed its name to Tube City IMS Corporation effective March 14, 2005. The results of Tube City Holdings, LLC’s operations are included in these financial statements beginning from December 21, 2004.

The following table summarizes the estimated fair value of the assets acquired and liabilities at the date of acquisition (in thousands):

December 21, 2004
Trade receivables	$154,743
Inventories	31,596
Deferred tax asset	2,497
Other current assets	12,645
Property, plant and equipment	30,702
Goodwill	109,627
Other intangibles	39,823
Other noncurrent assets	1,985

Total assets acquired	383,618
Current liabilities	189,066
Long-term debt	65,152
Deferred tax liability	9,856
Other noncurrent liabilities	1,345

Total liabilities assumed	265,419

Net assets acquired	$118,199

Because the Buyers viewed the Company as an attractive long-term investment, they agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. The following table details the identifiable intangible assets and goodwill acquired by the Buyers and their respective appraised values and expected amortizable lives (dollars in thousands):

Intangible Asset Class	Estimated Fair Value	Weighted Average Amortization Period
Intangible assets subject to amortization:
Trademarks	$15	10 years
Environmental permits	1,265	25 years
Unpatented technology	12,445	9 years
Customer related intangibles	25,948	20 years

Total finite life intangibles	39,673
Trademarks	150	Indefinite

Total identifiable intangible assets	39,823
Goodwill	109,627	Indefinite

Total intangible assets	$149,450

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Unpatented technology consists of the value of the Company’s optimization software. There were no purchased research and development assets acquired and written off in connection with this acquisition. None of the goodwill is expected to be deductible for tax purposes.

During 2005, the Company finalized its purchase price allocation after review of the fair value of certain liabilities. This adjustment was not material.

The following table represents the unaudited pro forma results of operations for the year ended December 31, 2004 of the Successor Company as if the acquisitions of Envirosource, Inc. and Tube City Holdings, LLC had both occurred on January 1 of the respective calendar years (in thousands, except per share data).

2004
Unaudited
Revenue	$1,301,1040
Net income (loss)	1,214
Basic and diluted net income (loss) per share	$1.34

The pro forma results are not indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the period presented nor are they intended to be indicative of results that may occur in the future.

On January 25, 2007, all of the outstanding shares of the Company were sold to a subsidiary of Metal Services Acquisition Corporation. Metal Services Corporation is more than 90% owned by related entities that had no interest in the Company prior January 25, 2007. As a result, that transaction will be accounted for as a business combination and will result in a the revaluation of goodwill and intangible assets based on the excess of the purchase price paid over the fair value of the net assets then acquired.

Note 5—Withdrawn Public Offerings

During 2006, the Company prepared an equity offering and filed a preliminary prospectus with the United States Securities and Exchange Commission. Prior to finalizing its registration statement and offering shares to the public, the Company entered into the Stock Purchase Agreement with Metal Services Acquisition Corporation and subsequently withdrew its offering. The Company incurred $2.7 million in expenses associated with the offering including legal and other professional fees that would normally be recorded as an offset against the proceeds of such an offering. When the Company entered into the Stock Purchase Agreement, it became unlikely that the Company would effect its public offering and, accordingly, these items were charged to expense in 2006.

During 2005, the Company, through a Canadian parent that would have been created in the transaction, prepared a Canadian Income Participating Security (IPS) offering and registered with the Ontario Securities Commission. Changes in the market for similar securities brought about by threatened changes to Canadian tax rulings caused the Company to withdraw its offering. The Company incurred $5.0 million in expenses associated with the offering including, investment bankers, legal, and other professional fees that would normally be recorded as an offset against the proceeds of such an offering. When the offering was withdrawn, these items were charged to operating expense in the year 2005.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

During the period from January 1, 2004 to October 26, 2004, the Predecessor Company prepared a similar securities offering similar to the Canadian offering described above. The offering was withdrawn for strategic reasons. The Predecessor Company incurred $2.1 million in expenses associated with the offering including, investment bankers, legal and other professional fees that would normally be recorded as an offset against the proceeds of such an offering. When the offering was withdrawn, these items were charged to operating expense.

Note 6—Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax net operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$30,716	$31,598
Pension and post-employment benefits	3,717	4,280
Compensation	3,301	2,732
Legal reserve	460	613
Bad debt reserve	835	1,400
Inventories	540	464
Workers’ compensation reserve	2,859	3,492
Interest rate swaps	—	451
Alternative minimum tax credit	2,541	2,511
Other	4,761	4,139

Total deferred tax assets	49,730	51,680
Valuation allowance	(19,916)	(18,602)

Total net deferred tax assets	29,814	33,078
Deferred tax liabilities:
Identifiable intangibles	(34,548)	(37,075)
Goodwill	(5,822)	(3,057)
Fixed assets	(2,764)	(6,341)
Interest Rate Swaps	(283)	—
Other	—	(138)

Total deferred tax liabilities	(43,417)	(46,611)

Net deferred tax liabilities	$(13,603)	$(13,533)

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The Company has federal net operating loss carryforwards, the tax effect of which totals $7.8 million that expire at various dates from 2020 through 2024, and the Company has an Alternative Minimum Tax Credit carryover of $2.5 million, which is carried forward indefinitely. In addition, the Company has state net operating loss carryforwards, the tax effect of which totals $22.9 million that expire at various dates from 2006 through 2026. The tax effected federal net operating loss carryforwards expire as follows (in thousands):

Date of Expiration December 31 of:	Amounts
2020	$4,780
2021	646
2023	214
2024	2,174

$7,814

Management determined that a valuation allowance is required on $17.8 million of the state net operating loss carryforwards due to state carryover limitations on utilization and apportionment of taxable income. In addition, management has also determined that a valuation allowance of $1.0 million is required related to certain legacy workers’ compensation accruals, the payment of which will be treated as capital losses for tax purposes and management has determined an additional valuation allowance of $1.1 million is required related to certain foreign tax credits. To the extent that tax capital losses related to preacquisition workers’ compensation costs and the preacquisition state tax net operating losses (approximately $22.0 million) can be utilized in future periods the benefit of those losses will be treated as an adjustment to allocated purchase price.

The components of income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Current:
State	$496	$702	$111	$(497)
Federal	324	294	—	—
Foreign	731	638	100	237

	1,551	1,634	211	(260)
Deferred:
Federal	(419)	(2,134)	(2,213)	—
State	(437)	(1,621)	(461)	—
Foreign	(378)	(211)	(49)	36

	(1,234)	(3,966)	(2,723)	36

	$317	$(2,332)	$(2,512)	$(224)

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Income tax expense (benefit) varies from amounts computed by applying the 35% federal statutory rate for the following reasons (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Income tax benefit at statutory rate	$(334)	$(2,456)	$(2,612)	$(744)
Permanent differences	1,144	727	434	468
Effect of changes in deferred tax valuation allowance	1,314	—	25	756
Foreign tax credit	(1,149)	—	—	—
Foreign taxes, net of credit	(233)	70	(10)	(43)
Effect of change in deferred state rate	(293)	(446)	—	2
Effect of state income taxes, net of federal benefit	(132)	(227)	(349)	(663)

	$317	$(2,332)	$(2,512)	$(224)

No federal or state income taxes have been provided on approximately $5.5 million of foreign earnings considered to be permanently reinvested in foreign countries.

Loss from continuing operations before income taxes, as shown in the accompanying consolidated statements of operations includes the following components (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Domestic	$(2,191)	$(7,839)	$(7,526)	$(2,721)
Foreign	1,238	823	62	596

	$(953)	$(7,016)	$(7,464)	$(2,125)

Note 7—Other Balance Sheet Information

IU International Obligations

The Company has certain obligations resulting from the 1988 acquisition of IU International Corporation (IU) that are unrelated to current operations. Such obligations were primarily for employee benefits and workers’ compensation insurance claims. At December 31, 2006 and December 31, 2005, such liabilities totaled $7.1 million and $8.2 million, of which $1.4 million and $1.4 million were classified as short-term, respectively.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Other noncurrent liabilities consist of the following (in thousands):

	December 31,
	2006	2005
IU International obligations	$5,731	$6,831
Pension and deferred compensation	8,462	8,867
Fair value of swap agreements	—	1,131
Other noncurrent accrued liabilities	2,500	3,500

	$16,693	$20,329

Allowance for doubtful accounts activity for the periods indicated is as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Balance at beginning of period	$810	$730	$236	$856
Increase due to purchase of Tube City Holdings, LLC	—	—	474	—
Additions charged to expense	256	294	32	148
Amounts written off	(182)	(271)	(12)	(768)
Recoveries credited to allowance	—	57	—	—

Balance at end of period	$884	$810	$730	$236

Accrued expenses consist of the following (in thousands):

	December 31,
	2006	2005
Accrued taxes other than income	$2,624	$2,077
Accrued professional fees	1,323	461
Accrued royalty	389	221
Accrued state taxes payable	3	10
Accrued foreign taxes payable	—	43
Accrued maintenance	75	43
Accrued insurance obligation	1,197	1,630
Accrued interest	831	809
Accrued other	5,808	4,498

	$12,250	$9,792

Note 8—Inventories

Inventories consisted of the following (in thousands):

	December 31,
	2006	2005
Scrap iron and steel	$8,281	$2,823
Goods in transit	6,891	10,964
Spare parts and supplies	5,821	4,284

	$20,993	$18,071

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Note 9—Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	Estimated Useful Lives	December 31,
		2006	2005
Land		$723	$723
Buildings and improvements	10-39 years	11,793	10,708
Machinery and equipment	3-7 years	199,592	152,010
Furniture, fixtures, vehicles, and site preparation	3-10 years	31,502	26,367

		$243,610	189,808
Accumulated depreciation and amortization:
Buildings and improvements		(3,602)	(1,980)
Machinery and equipment		(83,139)	(45,760)
Furniture, fixtures, vehicles, and site preparation		(13,637)	(7,436)

		(100,378)	(55,176)

		$143,232	$134,632

The Company recorded depreciation expense of $48.0 million during 2006, $49.6 million during 2005, $6.1 million for the period October 27, 2004 to December 31, 2004, and $20.8 million for the period January 1, 2004 to October 26, 2004.

Assets under capital leases included in properties at December 31, 2006 and 2005, approximated $7.0 million and $8.3 million, respectively. Accumulated amortization of assets under capital leases at December 31, 2006 and 2005, amounted to approximately $1.3 million and $1.9 million, respectively. Amortization expense related to assets under capital leases is included in depreciation expense.

Note 10—Investment in Joint Venture

On October 1, 1998, Tube City, Inc., predecessor to Tube City, LLC, entered into a 50% joint venture with Monongahela Iron and Metal Company, Inc. (“Mimco”) in the formation of TC/MIMCO Joint Venture, a Pennsylvania general partnership. The partnership was converted to a Pennsylvania limited liability company named TC/MIMCO LLC, effective October 28, 1999 (TC/MIMCO). TC/MIMCO principally engages in the purchase, preparation, and sale of scrap. The Company accounted for its investment in TC/MIMCO using the equity method.

In April, 2006, the Company entered into a redemption agreement with Mimco where the Company agreed to sell its interest to Mimco. In exchange for its ownership interest, the Company received approximately $0.3 million in scrap material and a $0.4 million note receivable from Mimco. The total value the Company received equaled the book value of its investment at the date of the redemption and accordingly, no gain or loss was recorded.

At December 31, 2006, the Company, having liquidated its interest, had no carrying value in its investment. The balance of the note receivable from Mimco was $0.3 million and was recorded in other current and other non-current assets. The Company’s portion of the TC/MIMCO’s loss for the period from January 1, 2006 to the redemption date was not material.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The Company’s portion of TC/MIMCO’s loss for the year ended December 31, 2005 was approximately $0.1 and for the period from the date of acquisition of Tube City Holdings, LLC, to December 31, 2004, the income was not material.

Note 11—Goodwill and Identifiable Intangible Assets

The Company’s goodwill was created as of October 26 and December 21, 2004, and March 1, 2006, and in management’s opinion, there has been no impairment as of December 31, 2006.

Goodwill and identifiable intangible assets consist of the following (in thousands):

	December 31,
	2006	2005
Intangible assets subject to amortization
Trademarks	$15	$15
Environmental permits	5,750	5,750
Customer related intangibles	96,394	95,862
Unpatented technology	12,445	12,445

Total finite life intangibles	114,604	114,072
Trademarks	240	240

Total identifiable intangible assets	114,844	114,312
Amortization of intangible assets:
Trademarks	(3)	(2)
Environmental permits	(494)	(264)
Customer related intangibles	(10,346)	(5,510)
Unpatented technology	(2,803)	(1,420)

	(13,646)	(7,196)

Net identifiable intangibles	101,198	107,116
Goodwill	180,211	179,475

Total intangible assets	$281,409	$286,591

The Company recorded $6.5 million of amortization expense for finite lived intangibles for the years ended December 31, 2006 and 2005, respectively, and $0.7 million for the period October 27, 2004 to December 31, 2004. The estimated amortization expense for finite lived intangibles for the next five years is as follows (in thousands):

2007	$6,461
2008	6,461
2009	6,461
2010	6,461
2011	6,461
Thereafter	68,893

$101,198

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The sale of the Company to Metal Services Acquisition Corp. on January 25, 2007 will be accounted for as a business combination and will result in a revaluation of all acquired assets and liabilities including intangible assets and goodwill.

Note 12—Long-Term Debt

Long-term debt is summarized as follows (in thousands):

	December 31,
	2006	2005
Revolving bank borrowings	$33,100	$—

First lien term debt	$323,912	$327,192
Second lien term debt	50,000	50,000
Capital equipment leases	3,671	7,445
Other	517	690

	378,100	385,327
Current portion of long-term debt	(6,138)	(7,018)

	$371,962	$378,309

On October 26, 2004, in conjunction with the acquisition by Mill Services Holdings LLC (an affiliate of Wellspring Capital Partners III, L.P.), the Company entered into a $180 million Credit Agreement (the Original Credit Agreement) with a group of lenders led by Bear Stearns Corporate Lending. The agreement provided a $25 million revolving credit facility, a first lien term loan of $125 million, and a second lien term loan of $30 million. Proceeds from the Original Credit Agreement were used to pay off existing debt, provide liquidity, and to finance the October 26, 2004 acquisition.

On December 21, 2004, in conjunction with the Company’s acquisition of Tube City Holdings, LLC, the Original Credit Agreement was amended and restated (the “Amended Credit Agreement”) to add Tube City Holdings, LLC as a borrower and to increase the committed credit to $370 million. The Amended Credit Agreement increased the existing revolving credit facility to $55 million, increased the first lien term loan to $265 million and increased the second lien term loan to $50 million. Incremental proceeds related to the Amended Credit Agreement were used to finance the acquisition of Tube City Holdings, LLC. In 2004, the Company wrote off $7 million of existing deferred financing costs as a result of this agreement.

On October 25, 2005, in conjunction with a distribution paid to the Company’s stockholders, the Amended Credit Agreement was again amended and restated (the “Second Amended Credit Agreement”) to increase the committed credit to $443 million. The Second Amended Credit Agreement increased the existing revolving credit facility to $65 million and increased the first lien term loan to $328 million. The second lien term loan remained unchanged at $50 million. Incremental proceeds related to the Second Amended Credit Agreement were used to finance a distribution to stockholders, pay off amounts then outstanding under the revolving credit facility, and for general corporate purposes. The Company incurred $2.4 million of fees in association with the Second Amended Credit Agreement. In connection with this financing, $2.8 million of financing costs were charged to operations during 2005 with the remaining $0.7 million deferred. The remaining deferred financing costs are being amortized over the terms of the related debt.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The Second Amended Credit Agreement provides a variety of affirmative and negative covenants including covenants related to financial performance. The debt is guaranteed by both the Company and its two wholly owned subsidiaries. Substantially all of the Company’s assets have been pledged as collateral for the borrowings. The Second Amended Credit Agreement includes restrictions on the payment of dividends and certain limitations on additional debt incurrence and investments. The Company is not aware of any instances of default under the Second Amended Credit Agreement.

Revolving Credit Facility. The revolving credit facility (the “Revolver”) provides for revolving loans up to $65 million to be made with variable interest rates based on a margin added to base rate loans and Eurodollar loans, at the Company’s option. The applicable margin is 2.75% for Eurodollar loans and 1.75% for base rate loans. The Revolver also provides the Company the ability to issue letters of credit. At December 31, 2006, the Company had $33.1 million of borrowings outstanding under the Revolver. The Company had no borrowings outstanding under the revolving credit facility at December 31, 2005. At December 31, 2006 and 2005, the Company had outstanding letters of credit of $16.0 million and $12.9 million, respectively, leaving available funds under the Revolver of $15.9 million and $52.1 million, respectively. The Revolver terminates on October 26, 2009.

In the second quarter of 2006, the Company paid $2.5 million to voluntarily pay off debt it had assumed in the Auximetal acquisition.

First Lien Term. The First Lien Term Note carries a variable interest rate based on a margin added to base rate loans and Eurodollar loans, at the Company’s option. The margin varies between 2.25% and 2.75% for Eurodollar loans and 1.25% to 1.75% for base rate loans depending on the Company’s financial performance. The First Lien Term Note provides for 24 consecutive quarterly principal payments which began on December 31, 2005. Quarterly principal payments through December 2009 are each in an amount of $0.8 million, equal to 0.25% of the original loan amount. The quarterly principal payment due March 31, 2010, is in an amount equal to 23.75% of the original loan amount. The final three quarterly principal payments are each in an amount equal to 24.00% of the original loan amount. The first lien term debt also carries mandatory prepayment provisions which become effective in the first quarter of 2007 based on financial performance. The Company has made all required payments when due. The First Lien Term Note terminates on December 31, 2010.

Second Lien Term. The Second Lien Term Note carries a variable interest rate based on a margin added to base rate loans and Eurodollar loans, at the Company’s option. The margin varies from 5.5% to 6.0% for Eurodollar loans and 4.5% to 5.0% for base rate loans depending on the Company’s financial performance. The Second Lien Term Note matures on October 26, 2011, and provides for a single principal repayment of the entire amount on that date.

Capital Leases. The Company from time to time enters into lease arrangements with unrelated parties to finance the acquisition of equipment used on its job sites. Determinations of whether each arrangement should be treated as a capital or operating lease are made by applying the rules of SFAS No. 13, Accounting for Leases.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The following table sets forth the future minimum lease payments as of December 31, 2006, for all capital lease obligations (in thousands):

2007	$2,507
2008	1,127
2009	291

Total minimum lease payments	3,925
Amounts representing interest	(254)

Present value of net minimum lease payments	3,671
Current maturities	(2,341)

Long-term capital lease obligation	$1,330

No new capital leases were entered into during the years ended December 31, 2006 and 2005, respectively, or the period October 27, 2005 to December 31, 2004. Capital leases originating from January 1, 2004 through October 26, 2004 expire in March 2008, and have a weighted average interest rate of 4.90%.

At December 31, 2006, principal on the Company’s long-term debt and capital leases are as follows: 2007—$6.1 million, 2008—$4.4 million, 2009—$3.6 million, 2010—$314.1 million, 2011—$50.0 million.

Note 13—Derivative Financial Instruments

The Second Amended Credit Agreement required the Company to enter into agreements to provide for a fixed interest rate or interest rate protection on at least 50% of its outstanding term debt. In December 2005, the Company entered into interest rate swap agreements to comply with the Second Amended Credit Agreement and to execute an overall strategy to reduce the risk associated with variable interest rate debt. The Company swapped its variable rate interest payment for fixed payments to reduce the volatility of future cash requirements associated with a portion of its term debt. The swap agreements are derivative financial instruments which the Company designated as cash flow hedging instruments. The terms of the swap agreements mirrored the terms of the associated term debt and, accordingly the hedge was effective in mitigating the underlying risk no gain or loss was recorded related to hedge ineffectiveness.

The agreements become effective on December 31, 2005, and their terms mirrored the terms of the associated term debt. The swap agreements were terminated November 16, 2006 after the Company announced the Stock Purchase Agreement with Metal Services Acquisition Corp. The requirement to provide interest rate protection under the Second Amended and Restated Credit Agreement was waived prior to the termination of the swap agreements. The Company received $1.1 million in proceeds from the termination of the swap agreement.

In 2006, the Company recognized a reduction of interest expense of $0.7 million related to the swap agreements. $0.3 million of that amount was received in net cash proceeds at quarterly interest reset dates and $0.2 million was recorded as a reduction of interest expense prior to the termination of the agreements. An additional $0.2 million was amortized out of accumulated other comprehensive income (loss) as a reduction of interest expense during the period from the termination of the agreements to December 31, 2006.

At December 31, 2005, the Company recorded a liability related to the swap agreement of $1.1 million based on their then fair value. During 2006, the Company recorded a $1.1 gain net of tax of $0.7 million through

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

other accumulated comprehensive income (loss) which included the differences between the proceeds received upon termination of the agreement and the December 31, 2005 fair value of $2.2 million less $0.4 million of those proceeds that were amortized as a reduction of interest expense.

The Company did not reclassify any amounts into earnings as a result of the discontinuance of the hedge agreements as it did not consider probable that the original forecasted transaction would not occur by the end of the originally specified time period. However, in January 2007, immediately prior to the closing of the sale of the Company to Metal Services Acquisition Corp., which resulted in the extinguishment of the then outstanding variable rate term debt, the Company recognized a gain in current earnings of all amounts related to the swap agreements remaining in accumulated other comprehensive income.

Note 14—Stockholders’ Equity and Redeemable Preferred Stock

Common Stock—At December 31, 2006 and 2005, the Company had 913,260 shares of common stock outstanding, respectively. In March of 2005, the Company sold 10,360 shares of common stock to certain management employees at $100 per share, the estimated fair value.

In October of 2005, the Company declared and paid a distribution to stockholders of $50 per share. At the time of the distribution, the Company had an accumulated deficit so the $45.7 million distribution reduced capital in excess of par value.

In connection with the Predecessor Company’s bank refinancing on December 29, 2003, the Predecessor Company authorized a distribution of $13 per share, aggregating to a total of $14.0 million payable to common stockholders. The distribution was paid in January 2004 from cash that was restricted by the refinancing.

Redeemable Preferred Stock—The Predecessor Company had previously issued 269,490 shares of redeemable preferred stock with a liquidation preference of approximately $25 million. Holders of the preferred stock were entitled to cumulative cash dividends accumulating at a per share annual rate of 12% of the liquidation preference. In February 2003, the Company paid $15.1 million to redeem 144,375 shares of preferred stock. In January, the remaining 125,115 shares and accumulated dividends were redeemed at a total redemption price of $15.5 million from cash that was restricted by the December 29, 2003 refinancing.

The remaining restricted cash obtained in the December 29, 2003 refinancing was used to fund $2.1 million of stock based compensation and to pay $0.4 million of legal expenses related to that refinancing.

The preferred stock had a mandatory redemption requirement, and accordingly the Company did not include it in stockholders’ equity. In May 2003, the FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement established standards for clarification and measurement of such instruments. A subsequent FASB staff position (FSP 150-3) required implementation beginning July 1, 2003 for non-public companies contemplating a public registration of securities. Accordingly, as of the date, the Company included accrued preferred stock dividends in interest expense in determining net income on the accompanying statement of operations.

Note 15—Stock Option Plan and Stock-Based Compensation

In connection with the acquisition of Tube City Holdings, LLC on December 21, 2004, the Company adopted the Tube City IMS Stock Option Plan (the Stock Option Plan) for certain executive and management employees of the Company. In the first quarter of 2005, there were 80,250 options initially issued under this plan

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

at an exercise price per share of $100, the estimated fair value at date of grant. An additional 20,600 options were issued under this plan in June 2005, also at an exercise price per share of $100. There are two types of options: service-based and performance-based. Each grantee receives an equal number of each type. The service-based options vest in four equal annual installments and the performance-based options vest based on a certain stipulated liquidity event or initial public offering event, if certain performance criteria are met. The contractual term of the options is ten years from the date of grant date and at December 31, 2006 outstanding options have a remaining contractual term of approximately 8 years. If the options vested and are exercise, they would have a dilutive effect on the ownership interest of the Company’s shareholders.

In the fourth quarter of 2005, the Company paid a distribution of $50 per share on its outstanding common stock. Pursuant to a dividend protection feature in the Stock Option Plan, which allows the Option Committee of the Board of Directors to make equitable adjustments in the exercise price of outstanding options in the event of a special and non-recurring distribution, the Option Committee modified the options to reduce the exercise price of the outstanding options by the amount of the distribution from $100 per share to $50 per share. As of December 31, 2006 and December 31, 2005, all outstanding options had an exercise price of $50 per share and all options forfeited and vesting in 2006 had an exercise price of $50 per share.

No options were granted or exercised in 2006 and none expired during the year. The following table summarizes the grants, forfeitures, and vesting during 2006:

	Unexercisable	Exercisable	Total
Options outstanding at December 31, 2005	90,381	9,969	100,350
Options forfeited	(437)	(63)	(500)
Options vesting in 2006	(12,544)	12,544	—

Options outstanding at December 31, 2006	77,400	22,450	99,850

Effective October 1, 2005, the Company adopted SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). Under the revised standard, companies may no longer account for share-based compensation transactions, such as stock options, using the intrinsic value method as defined in APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Instead, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Dividend protection features, such as the one included in the Company’s Stock Option Plan, must be appropriately reflected in estimating the fair value of a share option by using an expected dividend assumption of zero. Compensation expense is adjusted for equity awards that do not vest because service or performance conditions are not satisfied. However, compensation expense already recognized is not adjusted if market conditions are not met. The new standard was adopted using the modified prospective method and beginning with the fourth quarter 2005, the Company reflects compensation expense in accordance with the SFAS 123(R) transition provisions. Under the modified prospective method, the effect of the standard is recognized in the period of adoption and in future periods. Prior periods have not been restated to reflect the impact of adopting the new standard.

Prior to October 1, 2005, the Company accounted for its stock option plan and other stock-based compensation in accordance with APB 25. Under APB 25, for awards which vest without a performance-based contingency, no compensation expense was recognized when the exercise price of the Company’s employee stock options equaled the fair value of the underlying stock at the date of the grant.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

For the year ended December 31, 2006, having previously adopted SFAS 123(R), the Company recorded compensation cost from its share-based payment arrangement of $0.6 million. As a result of its October 1, 2005 adoption of SFAS 123(R), the Company recorded $0.2 million of compensation expense in the fourth quarter of 2005. The following table displays the impact the adoption of SFAS 123(R) had on the Company’s loss before taxes, net loss, and basic and diluted earnings per share for the year ended December 31, 2005 (in thousands, except per share data).

	2005 Prior to the Adoption of SFAS 123R	Impact of Adoption of SFAS 123R	2005 As Reported
Loss before taxes	$(6,859)	$(157)	$(7,016)
Net loss	$(4,588)	$(96)	$(4,684)
Basic and diluted earnings per share	$(5.04)	$(0.10)	$(5.14)

However, if the Company had adopted SFAS 123(R) on January 1, 2005, it would have recorded additional compensation expense related to the fair value of the options for the period from the initial grant of options to the date of adoption of SFAS 123(R), October 1, 2005. The following table illustrates the pro forma effect on operating results and per share information for 2006, had the Company accounted for share-based compensation in accordance with SFAS 123(R) beginning on January 1, 2005 (in thousands, except per share data).

2005
Net loss as reported	$(4,684)
Stock-based employee compensation expense determined under fair value method, net of related tax effects	(253)

Pro forma net loss	$(4,937)

Loss per share
Basic and diluted, as reported	$(5.14)
Basic and diluted, pro forma	$(5.42)

Under SFAS 123(R), the fair value of each option granted under the Company’s stock option plans is estimated as of the date of grant using the Black-Scholes option pricing model. All outstanding options were granted in 2005 with the following weighted-average assumptions: risk-free interest rate of 3.899%; volatility (based on the volatility of similar public companies) of 42.5%; dividend yield of 0.0%, and a weighted expected option life of seven years. The weighted-average fair value of options issued in 2006 and all options outstanding at December 31, 2006, determined using the Black-Scholes option pricing model, was $50.30. The performance-based options vest in four even annual installments and compensation cost is being recognized evenly over the vesting period. The Company expects to recognize additional compensation cost of $1.3 million evenly over the next two years related to the options outstanding at December 31, 2006.

In October 2005, the Option Committee of the Board of Directors, pursuant to a dividend and distribution protection feature in all the outstanding option agreements, reduced the exercise price from $100 per option to $50 per option to adjust for a $50 per share dividend that had been declared and paid on the Company’s outstanding common stock. The dividend protection feature had been reflected in estimating the fair value of the options on their respective measurement dates and, accordingly, the adjustment to the exercise price pursuant to the existing dividend and distribution protection feature had no impact on the Company’s results of operations.

Prior to October 27, 2004, the Predecessor Company provided for stock appreciation rights under the Envirosource, Inc. 2001 Executives and Nonemployee Director Stock Appreciation Rights Plan (the “Plan”). The

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Plan provided for the issuance of Stock Appreciation Rights (“SARS”) to Plan participants. The Plan initially authorized issuances up to a total of 123,750 SARS. The Plan called for vesting of the SARS over four years; however vesting could be accelerated upon the occurrence of a “Realization Event” as defined in the Plan. Activity in the plan was as follows:

	Successor Company	Predecessor Company
	October 27 to December 31, 2004	January 1 to October 26, 2004
Number of rights at beginning of period	125,473	123,750
Rights issued during the period	—	33,000
Rights exercised during the period	(125,473)	(31,277)

Number of rights at end of period	—	125,473

During 2003, the Company offered to repurchase certain vested SARS then outstanding as of December 31, 2003. Accordingly, all of the outstanding rights (vested and non-vested) were valued as of that date, and the Company recorded $3.7 million of compensation expense, of which $2.1 million was paid in January 2004 in accordance with the repurchase offer.

In June 2004, the Plan was amended, increasing the Plan’s total authorization to 125,500 SARS. In October 2004, in connection with the acquisition of the Company, the vesting of 125,473 rights then outstanding was accelerated pursuant to the terms of the Plan and the Company recorded additional compensation expense of approximately $8.8 million. Total SARS-related compensation expense during the period January 1, 2004 through October 26, 2004 was $10.0 million. The total SARS liability at October 26, 2004 was $11.7 million and was paid to Plan participants on October 29, 2004. Concurrent with the payout, the Plan was terminated.

Note 16—Earnings per Share

The calculation of basic earnings per share for the years ended December 31, 2006 and 2005 is based on the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted-average number of common shares plus dilutive potential common shares outstanding during the period. The stock option plan discussed in Note 15 is deemed not to have a dilutive effect on the currently outstanding common shares for the years ended December 31, 2006 and 2005. Additionally, the Company recorded a net loss at the end of the year, so the outstanding options would have had an antidilutive effect on earnings per share.

The Company had 99,850 options to purchase common stock outstanding at December 31, 2006, the impact of which was not included in 2006 diluted earnings per share due to their antidilutive effect, but which could potentially dilute basic earnings per share in the future. The basic and dilutive average shares outstanding for the years ended December 31, 2006 and 2005 are the same.

For the period from October 27, 2004 to December 31, 2004, basic and diluted earnings per share were the same as there were no outstanding options or other potential common shares. On December 21, 2004, the Company issued a 609,999 common share dividend for the only share outstanding at that time, and the computations of basic and diluted average shares outstanding have been adjusted retroactively to October 27, 2004, to reflect the effect of the stock dividend at that date.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Note 17—Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of these instruments. The revolving loan, first lien term loan, second lien term loan, and capital expenditure loans all have variable interest rates and in management’s opinion, the carrying value approximates fair value at both balance sheet dates.

The fair value compared to the carrying value is summarized as follows (in thousands):

	December 31,
	2006	2005
Carrying value of financial instruments in:
Long-term debt (includes current portion)
First lien term	$323,912	$327,192
Second lien term	50,000	50,000
Capital equipment leases and other	4,188	8,135

Total long-term debt	$378,100	$385,327

Other noncurrent liabilities
Interest rate swaps	$—	$1,131

Fair value:
Long-term debt (includes current portion)
First lien term	$323,912	$327,192
Second lien term	50,000	50,000
Capital equipment leases and other	3,594	7,936

Total long-term	$377,506	$385,128

Other noncurrent liabilities
Interest rate swaps	$—	$1,131

Tube City Holdings, LLC purchased an interest rate cap in 2004 for a notional amount of $30.0 million declining to $12.0 million in 2008 to cap the LIBOR rate at 7%. The carrying value and the fair value are not material.

Note 18—Operating Segments

The Company has two reportable operating segments, the IMS Division and the Tube City Division, in addition to its administrative segment. The IMS Division provides metal recovery, slag processing and other specialized services to steel mills on the mills’ sites. The Tube City Division provides scrap management, scrap steel outsource purchasing and raw materials optimization services to integrated steel mills, minimills and foundries.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Information by reportable segment is as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Revenue
IMS Division	$293,712	$256,540	$33,757	$144,048
Tube City Division	1,081,887	866,910	20,951	—

	$1,375,599	$1,123,450	$54,708	$144,048

Earnings before interest, taxes, depreciation and amortization
IMS Division	$68,683	$62,036	$8,577	$40,030
Tube City Division	39,337	33,731	748	—
Administrative(1)	(19,776)	(22,171)	(7,286)	(12,148)

	$88,244	$73,596	$2,039	$27,882

Depreciation and amortization
IMS Division	$46,947	$46,874	$6,760	$21,358
Tube City Division	6,786	7,324	124	—
Administrative	1,523	2,464	97	—

	$55,256	$56,662	$6,981	$21,358

	December 31,
	2006	2005
Identifiable Assets(2)
IMS Division	$351,162	$339,735
Tube City Division	237,724	232,540
Administrative	35,451	28,274

	$624,337	$600,549

Goodwill
IMS Division	$104,980	$104,980
Tube City Division	75,231	74,495

	$180,211	$179,475

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Capital Expenditures(3)
IMS Division	$44,646	$37,977	$3,920	$16,256
Tube City Division	9,095	8,200	—	—
Administrative	3,167	929	—	—

	$56,908	$47,106	$3,920	$16,256

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Revenue by geographic region is as follows:

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
Revenue
Domestic	$1,354,095	$1,110,888	$52,669	$136,335
Foreign, principally Canada	21,504	12,562	2,039	7,713

	$1,375,599	$1,123,450	$54,708	$144,048

Percentage of total revenue contributed by each class of service:

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004
IMS Division	21.4%	22.8%	61.7%	100.0%
Tube City Division	78.6	77.2	38.3	0.0

	100.0%	100.0%	100.0%	100.0%

The Company recorded $6.2 million of intersegment revenue from the IMS Division to the Tube City Division during the year ended December 31, 2006. These sales were recorded at a transfer price that approximated the mid-point between cost and market. Those sales have been eliminated in the revenues reported by segment.

For the year ended December 31, 2006, the Tube City Division generated revenue from raw materials procurement activities of $940.7 million, material handling, scrap management and preparation services of $135.6 million and raw materials optimization services of $5.6 million. The IMS Division generated revenue from co-product processing, metal recovery and sales of $224.6 million, material or product handling of $41.0 million, surface conditioning of $15.6 million and other services of $12.5 million. Due to the acquisitions of the Predecessor Company and Tube City Holdings, LLC, it is not practical to determine segment revenue by activity for periods prior to 2005.

Revenue from each of the three companies listed below exceeded 10% of total revenue for at least one of the period presented. Revenue from those customers are as follows (in thousands):

	USS Corp.	AK Steel	IPSCO Steel	Aggregate Percentage of Total Sales
Year ended December 31, 2006	$483,040	$195,894	$39,634	52.2%
Year ended December 31, 2005	412,534	161,985	38,310	54.5%
Period from October 27 to December 31, 2004	38,175	3,260	18,106	41.3%
Period from January 1 to October 26, 2004	26,820	8,305	4,111	71.7%

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Reconciliation of earnings before interest, taxes, depreciation and amortization to income before taxes is as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Earnings before interest, taxes, depreciation and amortization	$88,244	$73,596	$2,039	$27,882
Less:
Interest	(33,941)	(23,950)	(2,522)	(8,648)
Depreciation	(48,045)	(49,623)	(6,117)	(20,763)
Amortization	(7,211)	(7,039)	(864)	(596)

Loss before income taxes	$(953)	$(7,016)	$(7,464)	$(2,125)

Long-lived assets located outside the United States, principally in Canada, amounted to approximately 3% and 2% of total long-lived assets at December 31, 2006 and 2005.

Administrative costs include the following items that the Company does not allocate to other reportable segments because they are not considered by the Company to be directly related to the ongoing business activities of its other reportable segments:

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Debt extinguishment costs	$—	$(2,812)	$(7,010)	$—
Expense associated with withdrawn public offerings	(2,734)	(5,028)	—	(2,129)
Compensation provided as a result of business combinations	—	—	—	(10,019)
Support costs	(17,042)	(14,331)	(276)	—

Total administrative costs	$(19,776)	$(22,171)	$(7,286)	$(12,148)

Administrative assets consist principally of the following: in 2006 and 2005—cash, prepaid expenses, deferred financing costs, cash surrender value of officer life insurance and the Glassport, PA administrative office building, furniture and fixtures.

Includes $0.4 million for the period January 1, 2004 to October 26, 2004, of expenditures financed through capital lease obligations. In 2005 and during the period October 27, 2004 to December 31, 2004, there were no expenditures financed through capital obligations.

Note 19—Significant Customers and Concentration of Credit Risk

The Company grants credit to its customers, which are principally engaged in the manufacture and processing of ferrous and nonferrous metal products. Two customers of the Company individually accounted for

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

$475.7 million (34.5%) and $178.1 million (12.9%); $407.0 million (36.2%) and $143.0 million (12.7%); and $56.8 million (28.6%) and $22.6 million (11.4%) of consolidated gross revenues for the year ended December 31, 2006, and 2005, and the period October 27, 2004 to December 31, 2004, respectively. Additionally, at December 31, 2006, $29.2 million and $35.1 million of the Company’s receivables were due from two customers. At December 31, 2005, the same two customers accounted for $47.2 million and $16.4 million of the Company’s receivables. The Company conducts business primarily in the United States; it has some Canadian customers and services two mills in France, one mill in Slovakia and one in Serbia. Foreign operations are not material.

Note 20—Retirement Plans

The Company has several non-contributory defined benefit pension plans covering certain salaried and hourly employees. The plans provide pension benefits that are based on varying levels of service and compensation. Assets of the plans are principally common stocks, fixed income securities and cash equivalents. The Company’s contributions are based on funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

In September 2006, the FASB issued SFAS 158. The Company adopted the recognition provisions of SFAS 158 as of December 31, 2006, which require that the funded status of defined benefit pension and other benefit plans be fully recognized on the balance sheet. The adoption of SFAS 158 had no effect on the recognition of pension related costs in the income statement for the year ended December 31, 2006. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status are recognized as changes to accumulated other comprehensive income (loss) in stockholders’ equity. SFAS 158 also requires additional disclosure about the annual effects on net periodic benefit cost arising from the recognition of the deferred actuarial gains or losses and prior service costs or credits. Additional minimum pension liabilities (AMLs) and the related intangible assets, if any, are no longer required.

As of December 31, 2005, the actuarial measurement of one of the Company’s Canadian defined benefit pension plans’ liability indicated that it was underfunded on an accumulated benefit obligation (ABO) basis and an AML was needed. This caused a non-cash charge to accumulated other comprehensive income (loss) (net of tax) of $0.5 million in 2005. As of December 31, 2006 and prior to the adoption of SFAS 158, that same plan was again underfunded on an ABO basis, but the net underfunding had decreased from the prior year. As a result, the Company recorded a non-cash benefit to accumulated other comprehensive income (loss) net of tax of $0.3 million.

The following table summarizes the effects of adopting SFAS 158 for the Company’s defined benefit pension plans on individual benefit items within the consolidated balance sheet line items as of December 31, 2006:

United States Plans:

	Prior to SFAS 158 Adjustment	SFAS 158 Adjustment	After SFAS 158 Adjustment
Accrued pension cost	$4,821	$(227)	$4,594

Deferred income tax liability	$(21)	$84	$63
Accumulated other comprehensive income (loss)	(31)	143	112
Pre-tax accumulated other comprehensive income (loss)	(52)	227	175

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Canadian Plans:

	Prior to SFAS 158 Adjustment	AML Adjustments	SFAS 158 Adjustment	After SFAS 158 Adjustment
Accrued pension cost	$527	$—	$103	$630
Intangible pension asset	151	(151)	—	—

Deferred income tax liability	$(61)	$(53)	$(34)	$(148)
Accumulated other comprehensive income (loss)	(113)	(98)	(69)	(280)
Pre-tax accumulated other comprehensive income	(174)	(151)	(103)	(428)

Information on the Company’s defined benefit plans are as follows (in thousands):

United States Plans:

	2006	2005
Change in benefit obligations:
Benefit obligations at beginning of period	$21,134	$20,576
Service cost	265	325
Interest cost	1,133	1,165
Net actuarial (gains) losses	(446)	428
Benefits paid	(1,776)	(1,360)

Benefit obligations at end of period	$20,310	$21,134
Change in plan assets:
Fair value of plan assets at beginning of year	$15,765	$15,978
Actual return on assets	1,750	1,186
Employer contributions	89	83
Benefits paid	(1,776)	(1,360)
Plan expenses	(114)	(120)
Other		(2)

Fair value of plan assets at end of year	$15,714	$15,765

Funded status	$(4,596)	$(5,369)
Unrecognized net actuarial loss	—	640
Unamortized prior service cost	—	(1)

Net accrued pension cost	$(4,596)	$(4,730)

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Canadian Plans:

	2006	2005
Change in benefit obligations:
Benefit obligations at beginning of period	$2,598	$1,896
Service cost	108	82
Interest cost	144	120
Net actuarial losses	14	388
Benefits paid	(37)	(25)
Plan changes	109	54
Translation adjustment	(16)	83

Benefit obligations at end of period	$2,920	$2,598

Change in plan assets:
Fair value of plan assets at beginning of year	$1,844	$1,469
Actual return on assets	255	163
Employer contributions	245	177
Benefits paid	(37)	(25)
Other	(17)	60

Fair value of plan assets at end of year	$2,290	$1,844

Funded status	$(630)	$(754)
Unrecognized net actuarial loss	—	394
Unamortized prior service cost	—	55

Net accrued pension cost	$(630)	$(305)

Amounts recognized in accumulated other comprehensive income (loss) consist of (in thousands):

United States Plans:

December 31, 2006
Net actuarial gains	$175

Canadian Plans:

December 31, 2006
Net actuarial losses	$(277)
Prior service cost	(151)

$(428)

Accumulated benefit obligations for all plans at December 31, 2006 and December 31, 2005 were $23.0 million and $23.7 million, respectively. Except for one Canadian plan, the formulas used to determine the benefits under the Company’s defined benefit plans are not predicated on future salaries of the participants. Accordingly, for those plans, the projected benefit obligations are equal to the accumulated benefit obligations. For the one Canadian plan where the benefit formula depends on the future salaries of plan participants, the effect of projected future salary increases was $0.2 million as of December 31, 2006 and 2005.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Amounts recognized in the balance sheet at the following dates consist of (in thousands):

United States Plans:

	December 31,
	2006	2005
Accrued benefit liability	$4,596	$5,369
Intangible asset	—	1
Accumulated other comprehensive income (loss)	175	(640)

Net amount recognized	$4,771	$4,730

Canadian Plans:

	December 31,
	2006	2005
Accrued benefit liability	$630	$595
Intangible asset	—	(55)
Accumulated other comprehensive loss	(428)	(235)

Net amount recognized	$202	$305

The benefit obligations of all defined benefit plans exceeded each plan’s assets at December 31, 2006 and 2005.

Net periodic pension cost (income) for defined benefit plans includes the following (in thousands):

United States Plans:

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Service cost	$265	$325	$49	$298
Interest cost	1,133	1,165	196	1,200
Expected return on plan assets	(1,267)	(1,297)	(226)	(1,326)
Net amortization and deferral	—	—	—	(333)

Net periodic pension cost (income)	$131	$193	$19	$(161)

Canadian Plans:

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Service cost	$108	$82	$13	$61
Interest cost	144	120	19	97
Expected return on plan assets	(125)	(104)	(16)	(81)
Net amortization and deferral	11	3	—	17

Net periodic pension cost	$138	$101	$16	$94

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Composition of plan assets of both U.S. based and Canadian plans were comparable to the combined amounts and at year-end were:

	December 31,
	2005	2004
Equity securities	64%	62%
Debt securities	35	35
Cash	1	3

	100%	100%

The plan’s investment policy and strategy is to provide for growth of capital with a moderate level of risk by investing assets according to pre-determined asset allocations. The plan’s management committee has issued asset diversification guidelines to the third-party managers of plan assets. Such guidelines include a range of acceptable allocations as follows:

Asset Class	Low	Target	High
Equity securities	45%	60%	75%
Debt securities	25%	35%	50%
Short-term investments	0%	5%	10%

Eligible investments can include certain derivative instruments, including, but not limited to, futures contracts, options, forwards, interest rate swaps, floors and caps. Such investments, however, may be used only for risk management purposes and may not be used for speculative purposes.

Key assumptions used in accounting for the Company’s defined benefit plans were:

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Discount rate to determine actuarial value of projected benefit for:
United States Plans	5.75%	5.75%	5.75%	5.75%
Canadian Plans	5.00%	5.00%	6.00%	6.50%
Expected annual long-term rate of return on plan assets:
United States Plans	8.50%	8.50%	8.50%	8.50%
Canadian Plans	6.25%	6.25%	6.75%	6.75%

The expected long-term rate of return for the plan’s assets is based upon the expected return for each of the asset categories noted above. Expected long-term returns for equity securities are approximately 10% – 11%, returns on fixed income and short-term investments are expected to average 4% – 6% over the long-term.

Estimated contributions to be made in 2006 are $0.3 million, which consist primarily of minimum contributions required by ERISA regulations and Canadian government agencies. Estimated benefit payments

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

over the next five years are: 2007—$1.2 million, 2008—$1.2 million, 2009—$1.0 million, 2010—$1.6 million, 2011—$1.1 million. Aggregate benefit payments for the five years 2012 through 2016 are estimated at $8.0 million.

The Company also sponsors several defined contribution retirement plans for which contributions and costs are based on percentages of defined earnings of participating employees. Costs for these plans amounted to approximately $2.4 million in 2006, $2.0 million in 2005, $0.2 million for the period October 27, 2004 to December 31, 2004 and $1.1 million for the period January 1, 2004 to October 26, 2004.

In addition, for the benefit of certain unionized employees, the Company participates in defined benefit multiemployer pension plans, for which reliable information concerning the Company’s share of related estimated plan benefits and assets are not available. Costs for multiemployer pension plans amounted to $4.8 million for the year ended December 31, 2006, $4.4 million for the year ended December 31, 2005, $0.5 million for the period October 27, 2004 to December 31, 2004 and $2.1 million for the period January 1, 2004 to October 26, 2004.

The Company also participates in several defined contribution multiemployer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $7.1 million for 2006, $6.0 million for 2005, $0.4 million for the period October 27, 2004 to December 31, 2004 and $1.8 million for the period January 1, 2004 to October 26, 2004.

At December 31, 2006, approximately 38% of the Company’s total workforce was represented by various unions. Labor agreements with these unions expire periodically from March 2006 through December 2011. Approximately 18% of represented employees are covered by collective bargaining agreements that expire in 2007.

The Company has several defined benefit post-employment plans that provide varying amounts of medical and death benefits, primarily to retired employees. The plans are not funded; the Company pays post-employment benefits as required for individual participants.

The following table summarizes the effects of adopting SFAS 158 for the Company’s post-retirement benefits other than pensions on individual benefit items within the consolidated balance sheet line items as of December 31, 2006 (in thousands):

	Prior to SFAS 158 Adjustment	SFAS 158 Adjustment	After SFAS 158 Adjustment
Accrued postretirement benefit cost	$6,622	$(617)	$6,005

Deferred income tax liability	$—	$241	$241
Accumulated other comprehensive income (loss)	—	376	376
Pre-tax accumulated other comprehensive income (loss)	—	617	617

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The following is a detail of the net post-employment benefits other than pension expense for the Company (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Service cost	$88	$92	$18	$107
Interest cost	335	355	63	380
Amortization of transition obligation	—	—	—	50
Amortization of unrecognized actuarial (gain)/loss	—	—	—	117

Net periodic cost	$423	$447	$81	$654

The following sets forth the changes in the benefit obligations during the periods and reconciles the funded status of the post-employment health care plans with the amounts recognized in the balance sheets (in thousands). The post-employment plans are unfunded:

	Year Ended December 31,
	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$6,383	$6,595
Service cost	88	92
Interest cost	335	355
Net actuarial gains	(410)	(193)
Benefits paid	(403)	(466)
Plan participant contributions	12	—

Benefit obligations at end of period	6,005	6,383
Change in plan assets:
Fair value of plan assets at beginning of year	—	—
Employer contributions	391	466
Participant contributions	12
Benefits paid	(403)	(466)

Fair value of plan assets at end of year	—	—
Funded status	(6,005)	(6,383)
Unamortized net (gain) loss	—	(208)

	$(6,005)	$(6,591)

Post-employment benefit obligations are included in the following balance sheet accounts (in thousands):

	December 31,
	2006	2005
Salaries, wages and related benefits	$512	$430
Other noncurrent liabilities	5,896	6,161

Total post-employment liabilities	$6,408	$6,591

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Included in the accrued post-employment benefit obligation at December 31, 2006 and 2005, were $2.8 million and $3.8 million, respectively of post-employment obligations of IU International, an affiliate of the Predecessor Company from whom the Company had assumed certain liabilities.

Assumed health care cost trend rates can have a significant direct effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2006 (in thousands):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$22	$(20)
Effect on post-employment benefit obligation	$298	$(268)

Assumptions used in accounting for the post-employment health care benefit plans were as follows for the periods ended:

	2006	2005
Weighted average discount rate	5.75%	5.75%
Health care cost trend rate assumed for next year	10.00%	11.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012

The expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service.

The Company’s post-employment benefit plans provide either limited benefits past age 65 or are covered by individual contracts for payment of health benefit premiums. Accordingly, the Company expects to receive no benefit from Medicare Part D under the Medicare Prescription Drug, Improvement and Modernization Act of 2004.

Certain executives of Tube City, LLC are covered by a Supplemental Executive Retirement Plan (“TC SERP”) and a Deferred Compensation Plan (“TC DCP”). The TC SERP provides for pension benefits for a ten-year period after retirement at a fixed amount per year. The assets in the TC SERP are comprised principally of cash surrender value of a universal life insurance policy held in a Rabbi Trust. The liability is recorded at the estimated present value of the benefits under this arrangement. The TC DCP allows for these same key executives to defer a portion of their salaries and self-direct their investments. The assets in this plan are also held in a life insurance policy. Expense under the TC SERP and TC DCP for 2005 and for the period from the date of acquisition through December 31, 2004, was not material.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The following table sets forth the obligations and cash surrender value related to the TC SERP and TC DCP (in thousands):

	December 31,
	2006	2005
Executive Plan Obligations
Supplemental Executive Retirement Plan	$704	$664
Deferred Compensation Plan	637	479

Total Obligations included in other noncurrent liabilities	$1,341	$1,143

Executive Plan Insurance Policies
Supplemental Executive Retirement Plan	$294	$244
Deferred Compensation Plan	587	441

Total assets included in other noncurrent assets	$881	$685

Certain executives of the IMS Division are covered by a Supplemental Executive Retirement Plan (“IMS SERP”). The IMS SERP is an unfunded plan that is designed to supplement retirement benefits to those executives that are otherwise limited by Section 401(a)(17) of the IRS Code. Interest is credited quarterly to the executive’s individual account balance based on a formula stipulated by the plan. The liability at December 31, 2006 and 2005, was $0.6 million and $0.5 million, respectively. Expense for this plan and benefits paid for 2006 and 2005 were not material.

Note 21—Supplemental Cash Flow Information

Supplemental cash flow information consists of the following (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2006	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Cash paid (refunded) during the period for:
Interest (net of amounts capitalized)	$33,585	$23,237	$2,269	$8,159
Income taxes	(1,291)	3,149	211	791
Non-cash investing and financing activities:
Financed insurance premiums:
Change in prepaid and other current assets	1,274	—	—	1,296
Change in current liabilities	1,274	—	—	1,296

Amortization in the consolidated statement of cash flows includes amortization of non-cash interest costs, deferred charges and certain intangibles.

Note 22—Commitments and Contingencies

The Company leases certain equipment, primarily machinery and equipment, under noncancelable operating leases, which expire at various dates through the year 2011. Rent expense was $5.8 million and $8.9 million for the year ended December 31, 2006 and 2005, respectively, $1.0 million for the period October 27, 2004 to December 31, 2004 and $2.6 million for the period January 1, 2004 to October 26, 2004.

At December 31, 2006, the Company had commitments for capital additions totaling $5.2 million.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Future minimum lease payments due under noncancelable operating leases subsequent to December 31, 2006 are as follows (in thousands):

2007	$2,500
2008	1,748
2009	1,233
2010	523
2011	213
Thereafter	—

$6,217

Two non-operating subsidiaries of the Predecessor Company, along with a landfill and waste management business, were spun-off to stockholders in October 2002. The two former subsidiaries were subject to asbestos-related personal injury claims. Management believes that the Company has no obligation for asbestos-related claims regarding the spun-off subsidiaries. In addition, the Company has been named as a defendant in certain asbestos-related claims relating to lines of business that were discontinued over 20 years ago. Management believes that the Company is sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and management does not believe that the ultimate outcome will have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company is a party to lawsuits, litigation and proceedings arising in the normal course of business, including, but not limited to regulatory, commercial and personal injury matters. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.

The Company has agreements with certain officers and other employees of the Company. The agreements provide for termination benefits in the event of termination without cause, or in some instances, in the event of a change in control of the Company. These termination benefits will be accounted for when it becomes probable that the event giving rise to the termination benefit will transpire. The aggregate commitment for such potential future benefits at December 31, 2006, was approximately $9.3 million.

Note 23—Gain on disposition of property, plant and equipment

The Company records the net gain or loss on disposition of property, plant and equipment as a component of site operating costs. For the years ended December 31, 2006 the Company recorded a net gain of $2.6 million. For the year ended December 31, 2005, the net gain recorded by the Company was not significant. For the period from October 26, 2004 to December 31, 2004 the Company recorded a net loss of $0.6 million and for the period from January 1, 2004 to October 25, 2004 the Company recorded a net gain of $0.7 million.

Note 24—Related Party Transactions

The Company paid to its majority owners, Wellspring Capital Partners, LLC, a monitoring fee totaling $1.1 million for 2006, $1.0 million for 2005, and $0.1 million for the period October 27, 2004 to December 31, 2004. The Company paid to its previous majority owners, Greenwich Street Capital, a monitoring fee totaling $0.6 million for the period January 1, 2004 to October 26, 2004.

The Company made payments for aircraft rental services to a company that is partially owned by Michael Coslov, Chairman and Chief Executive Officer of the Company. Amounts incurred and charged to selling,

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

general and administrative expense were $0.3 million and $145,000 for the year ended December 31, 2006 and 2005, respectively and zero for the period October 27, 2004 to December 31, 2004.

Note 25—Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) consist of the following (in thousands):

	December 31,
	2006	2005
Minimum pension liability, net of $289 tax	$—	$(539)
Adoption of SFAS 158, net of $156 tax	208	—
Foreign currency translation adjustment	168	166
Unrecognized gain on sale of hedging instrument, net of tax of $280	436	—
Fair value of hedging instruments, net of $451 tax	—	(680)

Total other comprehensive income (loss)	$812	$(1,053)

Note 26—Subsequent Events

On November 10, 2006, an affiliate of Onex Partners II, Metal Services Acquisition Corp. entered into a stock purchase agreement with the Company’s current owners, including Mill Services Holdings, LLC, an affiliate of Wellspring Capital. The transaction was subject to customary conditions and was consummated on January 25, 2007 when Metal Services Acquisition Corp. acquired 100% of the Company’s capital stock. In connection with the transaction, amounts outstanding under the Company’s Second Amended and Restated Credit Facility were paid in full in the amount of $396.8 million. The Company’s shareholders received $181.2 million of cash consideration and shares of Metal Services Acquisition Corp. worth $18.7 million based on the value of the shares of the Company established by the transaction. Additionally, $18.6 million was escrowed for the benefit of the shareholders subject to certain post-closing condition and $8.1 million in expenses incurred by the Company were paid by the Buyer. The transaction will be accounted for in accordance with SFAS No. 141, Business Combinations and will result in a new successor company beginning on January 26, 2007. It is not practicable to provide condensed balance sheet information disclosing amounts assigned to each major asset and liability as of the date of the closing of the transaction as the Company is still finalizing its accounting and evaluation of fair values.

Following the transaction, the Company repaid its existing debt obligations and entered into new financings as follows:

•	Senior secured Asset-Based Revolving Credit Facility with a syndicate of lenders in an aggregate principal amount of $165.0 million of which $50.5 million was drawn to consummate the transaction,

•	Senior secured first lien term loan credit facility with a syndicate of lenders in an aggregate principal a amount of $165.0 million,

•	Senior secured synthetic letter of credit facility in an aggregate principal amount of $20.0 million, and

•	Issue and sale of $225.0 million in an aggregate principal amount of 9 3/4% Senior Subordinated Notes due 2015.

Immediately prior to the transaction, the Company’s board of directors caused all outstanding, but unvested stock options under the Company’s Stock Option to immediately vest. Option holders received consideration of $17.1 million, $171.55 per option when the transaction closed.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands of dollars, except share and per share data)

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
Revenue:
Revenue from sale of materials	$209,806	$74,592	$232,024
Service revenue	64,142	20,568	76,053

Total revenue	273,948	95,160	308,077
Costs and expenses:
Cost of scrap shipments	202,925	70,656	221,871
Site operating costs	46,295	17,917	56,276
Selling, general and administrative expenses	8,051	3,333	10,120
Compensation and other expenses related to business combinations	—	18,631	—
Depreciation	9,996	3,287	11,746
Amortization	1,485	507	1,804

Total costs and expenses	268,752	114,331	301,817

Income (loss) from operations	5,196	(19,171)	6,260
Other income, net	—	613	—
Interest expense, net	(8,236)	(2,265)	(8,050)
Loss from equity investment	—	—	(5)

Loss before income taxes	(3,040)	(20,823)	(1,795)
Income tax benefit	941	7,625	954

Net loss	$(2,099)	$(13,198)	$(841)

Loss per share:
Basic and diluted:
Net loss	$(2.30)	$(14.45)	$(0.92)
Average common shares outstanding (basic and diluted)	913,260	913,260	913,260

The accompanying notes are an integral part of these condensed consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share data)

	Successor Company	Predecessor Company
	March 31, 2007	January 25, 2007	December 31, 2006
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,738	$3,567	$3,178
Accounts receivable, net of allowance for doubtful accounts of $854, $834 and $884, respectively	164,714	156,203	147,676
Inventories	34,876	23,763	20,993
Prepaid and other current assets	10,249	7,589	8,097
Deferred tax asset	8,287	7,866	7,820

Total current assets	220,864	198,988	187,764
Property, plant and equipment, net	164,744	142,421	143,232
Deferred financing costs, net of accumulated amortization of $409, $553 and $523, respectively	16,209	1,306	1,504
Goodwill	341,664	180,211	180,211
Other intangibles, net of accumulated amortization of $1,303, $14,086 and $13,646, respectively	132,574	100,750	101,198
Other noncurrent assets	5,620	10,334	10,428

Total assets	$881,675	$634,010	$624,337

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$124,568	$110,371	$88,929
Accounts payable overdraft	9,144	14,042	13,576
Salaries, wages and related benefits	19,186	31,926	23,618
Current taxes payable	92	104	313
Accrued expenses	16,050	27,477	12,250
Revolving bank borrowings	50,900	20,300	33,100
Current portion of long-term debt	3,984	5,785	6,138

Total current liabilities	223,924	210,005	177,924
Long-term debt	389,214	371,810	371,962
Deferred tax liability	32,594	13,698	21,423
Other noncurrent liabilities	19,166	18,742	16,693

Total liabilities	664,898	614,255	588,002
Stockholders’ equity:
Common stock, 2,500,000 shares authorized; $0.001 par value per share; 913,260 shares issued and outstanding at March 31, 2007, January 25, 2007 and December 31, 2006, respectively	1	1	1
Capital in excess of par value	218,885	45,662	46,428
Accumulated deficit	(2,099)	(26,175)	(10,906)
Accumulated other comprehensive (loss) income	(10)	267	812

Total stockholders’ equity	216,777	19,755	36,335

Total liabilities and stockholders’ equity	$881,675	$634,010	$624,337

The accompanying notes are an integral part of these condensed consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands of dollars)

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
Cash flows from operating activities:
Net loss	$(2,099)	$(13,198)	$(841)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	9,996	3,287	11,746
Amortization	1,485	507	1,804
Amortization of deferred financing costs	409	30	111
Deferred income tax	(1,090)	(7,491)	(1,225)
Provision for bad debts	11	4	(77)
Non cash share based compensation cost	56	42	157
Compensation and other expenses associated with business combination	—	18,631	—
Recognized gain on swap termination	—	(613)	—
Loss from equity investment	—	—	5
Increase (decrease) from changes in:
Accounts receivables	(13,341)	(8,531)	(16,655)
Inventories	(11,113)	(2,770)	(3,233)
Prepaid and other current assets	1,067	(300)	716
Other noncurrent assets	25	47	(1,254)
Accounts payable and cash overdraft	9,299	21,908	24,886
Accrued expenses	(1,259)	4,900	(5,662)
Other non current liabilities	424	(21)	(594)
Other, net	(691)	(173)	(251)

Net cash (used in) provided by operating activities	(6,821)	16,259	9,633

Cash flows from investing activities:
Capital expenditures	(8,811)	(2,738)	(7,645)
Proceeds from sale of equipment	260	210	687
Acquisitions, net of cash acquired of $3,567	(596,497)	—	—
Acquisitions, net of cash acquired of $56	—	—	(1,733)
Investment in other noncurrent assets	—	—	(500)
Cash flows related to IU International, net	(188)	(37)	(294)

Net cash used in investing activities	(605,236)	(2,565)	(9,485)

Cash flows from financing activities:
Revolving credit facility:
Borrowings	111,700	16,200	—
Repayments	(60,800)	(29,000)	—

Revolving credit facility borrowings, net	50,900	(12,800)	—
Term and other borrowing related to acquisitions	390,000	—	—
Repayment of predecessor debt and obligations	(9,305)	—	—
Debt issuance fees	(15,524)	—	—
Repayment of debt	(486)	(505)	(1,830)
Capital Contributions	199,210	—	—

Net cash provided by (used in) financing activities	614,795	(13,305)	(1,830)

Cash and cash equivalents:
Net (decrease) increase in cash	2,738	389	(1,682)
Cash at beginning of period	—	3,178	2,731

Cash at end of period	$2,738	$3,567	$1,049

The accompanying notes are an integral part of these condensed consolidated financial statements

Note 1—Nature of Operations

Tube City IMS Corporation (“TC” or the “Company”) is a leading provider of outsourced services to steel mills in North America with an emerging presence globally. The Company has operations at 68 sites in North America and Europe. Its primary services offered include slag processing and metal recovery services, scrap management and scrap preparation, raw materials procurement, surface conditioning and scrap optimization. The Company provides services to integrated steel mills, mini mills and foundries.

Note 2—Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period January 26, 2007 to March 31, 2007, the period January 1, 2007 to January 25, 2007, and the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for future periods. The balance sheet at December 31, 2006, has been derived from the audited consolidated financial statements at that date, but does not include all the notes required by U.S. generally accepted accounting principles for complete financial statements.

On January 25, 2007, Metal Services Holdco LLC (“Holdco”), a wholly owned subsidiary of Metal Services Acquisition Corp. (the “Buyer”), acquired all of the outstanding shares of the Company (the “Acquisition”).

Immediately prior to the transaction, approximately 84% of the Company’s outstanding stock was owned by affiliates of Wellspring Capital Partners III, L.P. and the remaining 16% of the outstanding common stock was owned by management employees and a director of the Company. Immediately after the Acquisition, approximately 91% of the outstanding common shares of Metal Services Acquisition Corp. was owned by affiliates of Onex Partners II LP (“Onex”) and approximately 9% was owned by management employees and a director of the Company.

The Acquisition constituted a change of control of the Company and was accounted for as a business combination. Accordingly, financial information for periods as of and prior to January 25, 2007, is for the entity referred to as “Predecessor Company” and all financial information for periods subsequent to January 25, 2007, is for the entity referred to as “Successor Company.”

In the first three months of 2006, the Company acquired certain assets and assumed certain liabilities of U.S. Ferrous Trading (“USFT”) and acquired all of the outstanding stock of Auximetal SAS (“Auximetal”). The results of these minor acquisitions were consolidated into the Company’s results as of the dates of their respective acquisitions. See Note 3—Business Combinations.

Note 3—Business Combinations

On January 25, 2007, Holdco, a wholly owned subsidiary of Metal Services Acquisition Corp., acquired all of the outstanding stock of the Company. The aggregate purchase price was $212.0 million, which consisted of $183.2 million of cash, $18.5 million in Class A Preferred Shares of Metal Services Acquisition Corp., and $0.1 million in common stock of Metal Services Acquisition Corp. paid to previous equity owners and $10.2 million of transaction fees and expenses. The sales transaction documentation contains numerous representations, warranties and indemnifications provisions including the sellers’ promise to indemnify the buyers against undisclosed liabilities.

The following table summarizes the fair values of assets acquired and liabilities at the date of acquisition (in thousands):

January 25, 2007
Trade receivables	$156,203
Inventories	23,763
Deferred tax asset	7,866
Other current assets	11,156
Property, plant, and equipment	165,870
Goodwill	341,664
Other intangible assets	133,831
Other noncurrent assets	5,719

Total assets acquired	846,072
Current liabilities	173,961
Long-term debt	1,178
Deferred tax liability	33,470
Other noncurrent liabilities	18,742

Total liabilities assumed	227,351

Net assets acquired	$618,721

Because the Buyer viewed the Company as an attractive long-term investment, they agreed to a purchase price that exceeded the fair value of the net tangible assets and identifiable intangible assets. The following table details the identifiable intangible assets and goodwill acquired by the buyer and their estimated values and expected amortizable lives (dollars in thousands):

Intangible Asset Class
Intangible assets subject to amortization:
Trademarks	$15	10 years
Environmental permits	5,750	21 years
Unpatented technologies	12,445	9 years
Customer related intangibles	115,381	20 years

Total finite life intangibles	133,591
Trademarks	240	Indefinite

Total identifiable intangible assets	133,831
Goodwill	341,664	Indefinite

Total intangible assets	$475,495

There were no purchased research and development assets acquired and written off in connection with this acquisition. None of the goodwill is expected to be deductible for tax purposes.

The following represents the unaudited pro forma results of operations for the three months ended March 31, 2007 and March 31, 2006 of the Successor Company as if the Acquisition had occurred on January 1 of the respective three month period (in thousands, except per share data).

	Three Months ended March 31,
	2007	2006
	Unaudited
Revenue	$369,108	$308,077
Net Loss	(4,939)	(3,011)
Basic and diluted loss per share	$(5.41)	$(3.30)

The pro forma results are not indicative of the results of operations that would have occurred had the Acquisition taken place at the beginning of the periods presented nor are the intended to be indicative of results that may occur in the future.

The fair values of assets acquired and liabilities assumed are preliminary and may be adjusted based on the completion and review of independent appraisals of fair values assets and liabilities and assessing the fair values of various contingent liabilities.

In January of 2006, the Company acquired certain assets and assumed certain liabilities of U.S. Ferrous Trading (“USFT”), which specializes in providing outsourced purchasing services related to large volume international shipments of raw materials. In March of 2006, the Company acquired all of the outstanding stock of Auximetal S.A.S. (“Auximetal”), a single site provider of outsourced mill services to a mill outside of Marseille, France. The results of operations of these acquisitions were consolidated into the Company’s financial statements from the date of each acquisition. The assets of USFT were acquired on January 12, 2006, and the outstanding stock of Auximetal was acquired on March 1, 2006. The Company’s result of operations for the first three months of 2006 would not have differed materially had these acquisitions occurred on January 1, 2006.

To acquire USFT, the Company paid $0.8 million and may pay additional contingent consideration of up to $0.8 million based on the operating performance of USFT over the next three years. The following table summarizes the fair value of assets acquired at the date the Company acquired USFT (in thousands):

January 12, 2006
Other current assets	$7
Intangible assets	736
Other noncurrent assets	7

Total assets acquired	$750

Because the Company viewed USFT as an attractive long-term investment, it agreed to a purchase price that exceeded the fair value of the net tangible assets and identifiable intangible assets. The Company has assigned the entire excess of the purchase price over the identifiable tangible assets to goodwill.

To acquire Auximetal, the Company paid $0.9 million in March 2006 and contingent consideration of $0.1 million in March 2007 based on achievement of a specific milestone. The Company may pay additional contingent consideration of up to $1.6 million based on the operating performance of Auximetal over the next five years. The following table summarizes the fair value of assets acquired and liabilities assumed at the date the Company acquired Auximetal (in thousands):

At March 1, 2006
Trade receivables	$1,964
Other current assets	256
Property, plant, and equipment, net	3,020
Intangible assets	491
Other noncurrent assets	176

Total assets acquired	5,907
Current liabilities	2,741
Long-term debt	2,300

Total liabilities assumed	5,041

Net assets acquired	$866

Because the Company also viewed Auximetal as an attractive long-term investment, it agreed to a purchase price that exceeded the fair value of the net tangible assets and identifiable intangible assets. The Company assigned the entire excess of the purchase price over the identifiable tangible assets to customer related intangible assets.

Note 4—Earnings per Share

The calculation of basic earnings per share for the period January 26, 2007 to March 31, 2007, the period January 1, 2007 to January 25, 2007, and the three months ended March 31, 2006, is based on the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted-average number of common shares plus dilutive potential common shares outstanding during the period. The stock option plan and the restricted stock plan are deemed not to have a dilutive effect on the currently outstanding common shares during the period January 26, 2007 to March 31, 2007, the period January 1 to January 25, 2007, and the three months ended March 31, 2006, because the Company recorded a net loss in each of these periods. Thus, basic and dilutive average shares outstanding are the same for each period.

Note 5—Inventories

Inventories consisted of the following (in thousands):

	Successor Company	Predecessor Company
	March 31, 2007	January 25, 2007	December 31, 2006
Scrap iron and steel	$10,698	$9,115	$8,281
Goods in transit	18,109	8,688	6,891
Spare parts and supplies	6,069	5,960	5,821

	$34,876	$23,763	$20,993

Note 6—Income Taxes

The income tax expense for the period January 26, 2007 to March 31, 2007, and January 1, 2007 to January 25, 2007, reflects an estimated annual effective tax rate of 31.0% and 40.0%, respectively. The provision for the period from January 26, 2007 to March 31, 2007, is based on an estimated annual effective rate, which requires management to make its best estimate of forecasted pre-tax income for the year. The estimated effective tax rates for 2007 differ from the statutory rate of 35% due principally to state taxes, foreign taxes, and permanent differences related to nondeductible marketing expenses and residual U.S. tax on foreign income.

The income tax provision for the first three months of 2006 reflects an estimated annual effective tax rate of 53.1%. The estimated effective tax rate for 2006 differs from the statutory rate of 35% due principally as a result of permanent differences related to nondeductible marketing expenses and residual U.S. tax on foreign income and state and foreign tax rates.

Income Tax Change in Accounting Principles

The Financial Accounting Standards Board (“FASB”), issued in July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FAS Statement No. 109 (“FIN 48”), effective for tax years beginning after December 15, 2006. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. It must be more-likely-than-not that a tax position would be sustained under audit in order for the benefit to be recognized. Effective January 1, 2007, Tube City IMS Corporation adopted FIN 48. As a result of the adoption, we reduced our beginning retained earnings by $2.1 million for the increase in liability for unrecognized income tax benefits. The unrecognized tax benefit would have no impact on the effective rate if recognized since the reversal will be recorded as an adjustment to goodwill as a change in the estimated fair value of the net assets acquired in a business combination. The tax years 2003-2006 remain open to examination by the major taxing jurisdictions where the company conducts business.

The total amount of interest and penalty recognized related to uncertain tax positions as of March 31, 2007, is $0.1 million.

It is reasonably possible that there will be significant decrease in the liability for unrecognized tax benefits in 2007. The nature of the uncertainty is a loss with respect to the liquidation of a subsidiary. The event that would trigger the decrease is the closing of the statute of limitations. The reasonable range of change is zero to $2.0 million.

Note 7—Long-Term Debt

Long-term debt is summarized as follows (in thousands):

	Successor Company March 31, 2007	Predecessor Company December 31, 2006
Revolving bank borrowings	$50,900	$33,100

Senior secured term loan	$165,000	$—
Senior subordinated notes	225,000	—
First lien term debt	—	323,912
Second lien term debt	—	50,000
Capital equipment leases	2,900	3,671
Other	298	517

	393,198	378,100
Current portion of long-term debt	(3,984)	(6,138)

	$389,214	$371,962

On January 25, 2007, in connection with the Acquisition, the Company entered into (a) a senior secured ABL facility in an aggregate principal amount of $165.0 million, (b) a senior secured term loan credit facility in an aggregate principal amount of $165.0 million, and (c) a $20 million senior secured synthetic letter of credit facility. The Company initially borrowed $50.5 million under its senior secured ABL facility and had $50.9 million outstanding at March 31, 2007. The Company also issued $225.0 million of 9- 3/4% senior subordinated notes.

In connection with that transaction, the Acquiror repaid all amounts outstanding under the Company’s Second Amended and Restated Credit Facility which included $323.9 million of first lien term debt, $50.0 million of second lien term debt and $20.3 million of revolving bank borrowings under the facility.

The Company’s new senior secured credit facilities consist of a $165 million asset based revolving credit facility, and a $165 million term loan credit facility with a $20 million synthetic letter of credit facility:

•	a $165 million asset-based revolving credit facility;

•	a $165 million term loan credit facility; and

•	a $20 million synthetic letter of credit facility.

In addition, the Company has the option to request up to $80 million in incremental facilities in the form of first lien term loans and $25 million in incremental commitments under the asset-based revolving credit facility. The lenders under the new senior secured credit facilities have not committed to provide such incremental facilities.

Senior Secured Asset-Based Revolving Credit Facility

The senior secured ABL facility is available to the Company on a revolving basis through January 25, 2013. The maximum availability under the senior secured ABL facility is based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the ABL loan agreement. The commitments under the senior secured ABL facility are initially comprised of $150 million of commitments under the LIFO Tranche and $15 million of commitments under the FILO Tranche. While the FILO Tranche commitments are outstanding, the borrowing base is subject to greater advance rates than would otherwise be in effect. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time.

As of March 31, 2007, the Company had total availability under the ABL facility of $148.7 million and net availability of $97.8 million after reduction for the $50.9 million of outstanding borrowings under the facility.

The interest rates with respect to loans made utilizing the LIFO Tranche commitments are expected to be, at the Company’s option, (i) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus  1/2 of 1%; in each case plus an applicable margin of (1) initially, 0.50% and (2) after the first adjustment date under our senior secured ABL facility, an amount ranging between 0.25% and 0.75%, as determined based on borrowing availability under the facility, or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of (a) initially, 1.50% and (b) after the first adjustment date under our senior secured ABL facility, an amount ranging between 1.25% and 1.75%, as determined based on borrowing availability under the facility.

The interest rates with respect to loans utilizing the FILO Tranche commitments will be, at the Company’s option, (i) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 1/2 of 1%; plus an applicable margin of 1.50% or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of 2.50%.

The Company will also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per year on the unused portion of the commitments under the facility. In addition, the Company will pay the Agents and issuing banks customary administrative and letter of credit fronting fees.

Term Loan Facility and Synthetic Letter of Credit Facility

The new senior secured credit facilities also provided for a seven-year, $165 million senior secured term loan credit facility and for a seven-year, $20 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At March 31, 2007, the Company had outstanding $16.5 million of outstanding letters of credit under the facility.

The interest rate with respect to borrowings under the senior secured term loan credit facility are expected to be, at our option, (i) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.50%; plus an applicable margin of (1) initially, 1.25% and (2) after the adjustment date under our senior secured term loan facility, either 1.00% or 1.25% based on our total leverage, or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, if available, nine or twelve months, as selected by us, by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin of (1) initially, 2.25% and (2) after the adjustment date under our senior secured term loan facility, either 2.00% or 2.25% based on our total leverage. We will also pay a fee in respect of amounts on deposit to backstop synthetic letters of credit in an amount equal to the margin applicable to term loans bearing interest as specified in the preceding subclause (ii), plus 0.10% per annum.

The senior secured term loan credit facility and senior secured synthetic letter of credit facility will provide for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September, and December, beginning on June 30, 2007 and continuing through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature, and all amounts outstanding thereunder shall be due in full.

Senior Subordinated Notes

The senior subordinated notes are an unsecured obligation of the Company which are subordinated in right of payment to all existing and future senior indebtedness of the Company but senior in right of payment to any future subordinated obligations. Interest on the notes accrues at the rate of 9 3/4% per annum and is payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2007. We will make each interest payment to the Holders of record of these Notes on the immediately preceding January 15 and July 15. The Notes mature on February 1, 2015.

Note 8—Derivative Financial Instruments

The Company’s term loan facility requires that it enter into interest rate protection agreement with the resulting effect that at least 50% of its outstanding debt is effectively subject to a fixed or maximum interest rate. Because the Company’s senior subordinated notes carry a fixed rate, it was not required to enter into any additional agreements to comply with that requirement. However, as part of its overall risk management strategy, the Company attempts to reduce the volatility in cash interest payments associated with variable rate term debt. In February, 2007, the Company entered into interest rate swap agreements swapping its variable rate interest payment for fixed payments to reduce the volatility of future cash requirements associated with its variable rate debt. The swap agreements are derivative financial instruments which the Company designated as cash flow hedging instruments.

The swap agreements became effective on March 31, 2007, and their terms mirror the terms of the associated term debt. Accordingly, the Company expects the hedge to be highly effective in mitigating the underlying risk as long as the principal amount of outstanding term debt exceeds the notional amount of the swap agreements.

The Company recorded a $0.3 million loss on fair value of hedging instrument (net of tax of $0.2 million) via a charge to other comprehensive income to state the liability associated with interest rate swap agreements at a fair value of $0.5 million.

In November 2006, the Predecessor Company had terminated then outstanding swap agreements and received cash proceeds of $1.1 million and recorded a credit to other comprehensive income related to the proceeds. The Company reduced its accumulated other comprehensive income and recorded a reduction of interest expense of $0.4 million in the fourth quarter of 2006 and $0.1 million during the period from January 1, 2006 to January 25, 2006. Immediately prior to the Acquisition, the Company recognized a gain of $0.6 million reducing the amount that remained in accumulated other comprehensive income related to termination of the Predecessor Company swap agreements.

Note 9—Stockholders’ Equity

On January 25, 2007 in connection with the Acquisition, a subsidiary of Metal Services Acquisition Corp. acquired all of the Company’s 913,260 issued and outstanding shares in exchange for $198.6 million in cash, which was used to effect the Acquisition and provide additional working capital, and $18.6 million shares of Metal Services Acquisition Corp. common and preferred stock. On February 28, 2007 Metal Services Acquisition Corp. contributed an additional $0.6 million of cash that resulted from additional sales of its common and preferred stock to employees of the Company.

Note 10—Stock-Based Compensation

Effective February 28, 2007, Metal Services Acquisition Corp. established the Metal Services Acquisition Corp. restricted stock plan and granted 2,157 shares of restricted stock of Metal Services Acquisition Corp. to employees of the Company. 539 shares, 25% of the total grant, vested immediately and approximately 323 shares, 15%, will vest on the anniversary date of the original grant for the next five years. No unvested shares were forfeited during the period from the grant date through March 31, 2007.

The Company estimated the restricted shares had a fair value of $100 per share on the grant date based on the amount paid for the common shares of Metal Services Acquisition Corp. stock during the Acquisition. The Company recognized $56 thousand of expense during the period from the grant date to March 31, 2007, related to the plan. The Company expects to recognize a total of $0.2 million of expense ratably between March 31, 2007 and February 28, 2012.

At December 31, 2006, there were 99,850 options outstanding under the Tube City IMS Stock Option Plan (“Stock Option Plan”) of the Predecessor Company. Of the outstanding options, 77,400 were not exercisable and 22,450 were exercisable. During the period from January 1, 2007 to January 25, 2007, no options were forfeited and none of the options were scheduled to vest, however, in connection with and as a condition of the Acquisition, the Company’s Board of Directors immediately prior to the Acquisition caused all then outstanding options to vest and then cancelled the awards in exchange for $171 per option of consideration in the Acquisition which paid to option holders in a combination of cash and shares of Metal Services Acquisition Corp in connection with the Acquisition.

The action taken by the Predecessor Company changed the nature of the option grant from an equity award to an award that was to be paid in cash or other consideration. Accordingly, the Predecessor Company recorded a charge of $16.3 million in compensation and other expenses associated with business combination in the period from January 1, 2007 to January 25, 2007. The Predecessor Company had previously recorded $0.8 million in stock based compensation expense and credited additional paid-in capital. When the nature of the award was changed, the amounts previously credited to additional paid-in capital were reversed and a liability recorded so that the total liability associated with outstanding options was $17.1 million at January 25, 2007.

During the three months ended March 31, 2006, the Predecessor Company recorded approximately $0.2 million in share based compensation expense associated with the Stock Option Plan. As of March 31, 2006, there were 99,850 options outstanding of which 9,906 were exercisable. During the three months ended March 31, 2006, 500 options were forfeited.

Note 11—Operating Segments

The Company has two reportable operating segments, the IMS Division and the Tube City Division, in addition to its administrative division. The IMS Division provides metal recovery, slag processing and other specialized services to steel mills on the mills’ sites. The Tube City Division provides scrap management, scrap steel outsource purchasing and raw materials optimization services to integrated steel mills, mini mills, and foundries.

Information by reportable segment is as follows (in thousands):

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
Revenues
IMS Division	$57,072	$17,670	$67,145
Tube City Division	216,876	77,490	240,932

	$273,948	$95,160	$308,077

Earnings before interest taxes depreciation and amortization
IMS Division	$13,095	$2,276	$15,111
Tube City Division	6,393	3,371	8,434
Administrative	(2,811)	(20,411)	(3,740)

	$16,677	$(14,764)	$19,805

Depreciation and amortization
IMS Division	$8,633	$3,192	$11,417
Tube City Division	984	353	1,119
Administrative	1,864	249	1,014

	$11,481	$3,794	$13,550

	March 31, 2007
Total assets
IMS Division	$481,857
Tube City Division	351,585
Administrative	48,233

	$881,675

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
Percentage of total revenue contributed by each class of service:
IMS Division	21%	19%	22%
Tube City Division	79%	81%	78%

The following table provides a reconciliation of earnings before interest, taxes, depreciation and amortization to (loss) income before tax for the periods indicated (in thousands):

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
Earnings before interest, taxes, depreciation and amortization	$16,677	$(14,764)	$19,805
Less: Depreciation and amortization	(11,481)	(3,794)	(13,550)
Interest expense	(8,236)	(2,265)	(8,050)

(Loss) income before income taxes	$(3,040)	$(20,823)	$(1,795)

Note 12—Retirement and Pension Plans

The following table reports net periodic pension costs for the Company and includes the components of net pension expense recognized under SFAS No. 87, Employers’ Accounting for Pensions for the three months ended March 31, 2007 and 2006 in accordance with the interim disclosure requirements of SFAS No. 132-R, Employers’ Disclosures about Pension and Other Postretirement Benefits, an update of SFAS Nos. 87, 88, and 106 (in thousands):

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
U.S. Plans
Service cost	$48	$18	$36
Interest cost	185	71	311
Expected return on plan assets	(226)	(87)	(322)

Net periodic pension costs—U.S. Plans	7	2	25
Canadian Plans
Service cost	$25	$9	$17
Interest cost	34	12	34
Expected return on plan assets	(32)	(12)	(31)
Net amortization and deferral	2	1	2

Net periodic pension costs—Canadian Plans	29	10	22
Other plans:
Defined contribution	760	190	854
Multi-employer pension plans	908	350	1,069

Total other plans	1,668	540	1,923

Total net pension expense	$1,704	$552	$1,970

For the periods from January 1, 2007 to January 25, 2007 and from January 26, 2007 to March 31, 2007, contributions made by the Company to its defined benefit pension plans were not material. For the full year 2007, the Company estimates that it will make employer contributions to its defined benefit pension plans of approximately $0.3 million.

The following table reports net periodic cost for the Company’s other post-employment benefit plans (in thousands):

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
Service cost	$19	$7	$25
Interest cost	75	29	125

Net periodic cost	$94	$36	$150

The Company does not expect to contribute to the other post-employment benefit plan in 2007 and intends to pay benefit claims as they become due. For the periods from January 1, 2007 to January 25, 2007 and from January 26, 2007 to March 31, 2007, other post-employment benefit payments were not material.

Note 13—Commitments and Contingencies

Two non-operating subsidiaries of the Predecessor Company, along with a landfill and waste management business, were spun-off to stockholders in October 2002. The two former subsidiaries were subject to asbestos related personal injury claims. Management believes that the Company has no obligation for asbestos related claims regarding the spun-off subsidiaries. In addition, the Company has been named as a defendant in certain asbestos-related claims relating to lines of business that were discontinued over 20 years ago. Management believes that the Company is sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and management does not believe that the ultimate outcome will have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company is a party to other lawsuits, litigation and proceedings arising in the normal course of business, including, but not limited to regulatory, commercial and personal injury matters. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations or cash flows.

The Company has agreements with certain officers and other employees of the Company. The agreements provide for termination benefits in the event of termination without cause, or in some instances, in the event of a change in control of the Company. The aggregate commitment for such potential future benefits at March 31, 2007 was approximately $9.3 million.

Note 14—Comprehensive Income

The following table represents the components of comprehensive income (in thousands):

	Successor Company	Predecessor Company
	January 26, 2007 to March 31, 2007	January 1, 2007 to January 25, 2007	Three months Ended March 31, 2006
Net loss	$(2,099)	$(13,198)	$(841)
Changes in foreign currency translation adjustment, net of tax	279	(109)	(4)
Gain of termination of interest rate swap agreements, net of tax	—	(436)	—
Loss on hedging activity, net of tax	(289)	—	2,322

Comprehensive (loss) income	$(2,109)	$(13,743)	$1,477

Note 15—Related-Party Transactions

The Company incurred to its majority owners, Onex, a management fee totaling $0.2 million from January 26, 2007 to March 31, 2007 and, paid an additional $0.1 million in expenses incurred by Onex. For the period January 1, 2007 to January 25, 2007, and for the three months ended March 31, 2006, the Company paid to its majority owners, Wellspring Capital Partners, LLC, a management fee totaling $0.1 million and $0.3 million, respectively.

The Company incurred charges for aircraft rental services to a company that is partially owned by Michael Coslov, the Company’s Chairman and Chief Executive Officer. Aircraft rental charges incurred were not material for the period January 26, 2007 to March 31, 2007 and the period January 1, 2007 to January 25, 2007. For the three months ended March 31, 2006, aircraft rental charges incurred were $0.1 million.

Note 16—Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115 (“SFAS No. 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. SFAS No. 159 is effective as of January 1, 2008. The Company has not yet determined the effect, if any; the adoption of SFAS No. 159 will have on our results of operations or financial position.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) (“SFAS No. 158”). SFAS No. 158 changed the accounting rules for reporting and disclosures related to pensions and other postretirement benefit plans. At December 31, 2006, the Company adopted provisions of the statement to include on its balance sheet an additional net liability to reflect the funded status of retirement and other postretirement benefit plans. By 2008 the Company will be required to change the October 31 measurement date for the plan’s assets and obligations to its fiscal year end.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) which clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands the disclosures about fair value measurements. SFAS No. 157 is effective as of January 1, 2008. The Company has not yet determined the effect, if any; the adoption of SFAS No. 157 will have on our results of operations or financial position.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members

Tube City Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of Tube City Holdings, LLC and subsidiaries as of December 21, 2004 and December 31, 2003 and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the period January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tube City Holdings, LLC and subsidiaries as of December 21, 2004 and December 31, 2003 and the consolidated results of their operations and their cash flows for the period January 1, 2004 to December 21, 2004, and the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

June 10, 2005

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except unit data)

	December 21, 2004	December 31, 2003
ASSETS
Current assets:
Cash	$6,606	$1,510
Trade receivables, net of allowance for doubtful accounts of $474 and $593, respectively (Notes 5, 18, 19 and 20):
Trade	154,015	70,143
Related party	49	777
Inventories (Note 6)	31,596	13,469
Prepaid and other current assets	6,170	2,482

Total current assets	198,436	88,381
Property, plant and equipment, net (Note 7)	34,425	35,758
Investment in joint venture (Note 19)	849	533
Deferred financing costs, net of accumulated amortization of $588 and $140, respectively (Note 9)	2,190	2,424
Goodwill, net of accumulated amortization of $369 and $369, respectively (Note 4)	1,415	1,415
Other intangibles, net of accumulated amortization of $56 at December 21, 2004 (Note 4)	957	—
Other noncurrent assets	1,136	1,251

Total assets	$239,408	$129,762

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable (Notes 18 and 19):
Trade	$160,260	$62,967
Related party	174	65
Accounts payable overdraft	11,514	11,481
Current taxes payable (Note 13)	—	404
Accrued expenses (Note 8)	17,001	9,254
Current portion of long-term debt (Note 9)	2,621	2,419

Total current liabilities	191,570	86,590
Bank borrowings (Note 9)	17,455	15,108
Long-term debt (Note 9)	45,076	31,637
Other noncurrent liabilities	908	797

Total liabilities	255,009	134,132
Commitments and contingencies (Notes 12 and 21)
Members’ equity (deficit):
Class A, 68,050 issued and outstanding at December 21, 2004 and 67,750 issued and outstanding at December 31, 2003	—	—
Class B, 20,415 issued and outstanding at December 21, 2004 and 20,325 issued and outstanding at December 31, 2003	—	—
Class C-1, 12,569 issued and outstanding at December 21, 2004 and December 31, 2003	—	—
Class C-2, 3,762 issued and outstanding at December 21, 2004 and December 31, 2003	—	—
Class D, 14,130 issued and outstanding at December 21, 2004 and December 31, 2003	—	—
Additional paid-in capital	8,332	1,435
Receivable from officer (Note 18)	—	(677)
Deficit	(23,933)	(5,128)

Total members’ deficit	(15,601)	(4,370)

Total liabilities and members’ deficit	$239,408	$129,762

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars)

	January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Revenue (Note 20):
Revenue from sale of materials	$994,703	$409,392	$324,277
Service revenue	107,645	100,432	93,530

Total revenue	1,102,348	509,824	417,807
Cost and expenses:
Cost of scrap shipments	953,915	387,541	304,600
Site operating costs	72,024	76,233	72,437
Selling, general and administrative expenses	29,422	21,637	18,593
Acquisition related compensation (Note 1)	8,332	2,251	—
Depreciation	11,337	10,854	11,799
Amortization	169	117	—

Total costs and expenses	1,075,199	498,633	407,429

Income from operations	27,149	11,191	10,378
Other (expense) income:
Interest expense, net (Note 10)	(5,544)	(5,007)	(5,622)
Debt extinguishment expense (Note 9)	(636)	(1,875)	—
Accretion of put warrants (Note 11)	—	—	(1,136)
Income from equity investments (Note 19)	666	233	77

Income before income taxes	21,635	4,542	3,697
Income tax expense (Note 13)	(32)	(278)	—

Net income	$21,603	$4,264	$3,697

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

(In thousands of dollars, except unit data)

	Voting Capital Stock		Non-voting Capital Stock	Class A	Class B	Class C-1	Class C-2	Class D	Additional Paid-in Capital	Receivable from Officer	Retained Earnings (Deficit)	Total
Balances, December 31, 2001	$		$1	$—	$—	$—	$—	$—	$116	$—	$(722)	$(605)
Net income											3,697	3,697
Dividends											(383)	(383)
Tax distributions											(1,606)	(1,606)

Balances, December 31, 2002		—	1	—	—	—	—	—	116	—	986	1,103
Net income											4,264	4,264
Dividends									(116)		(10,378)	(10,494)
Liability paid directly by stockholder									3,382			3,382
Tax distributions									(2,048)			(2,048)
Recapitalization			(1)						1	(677)		(677)
Additional units issued:
Class A—250 units									25			25
Class B—75 units									75			75

Balances, December 31, 2003		—	—	—	—	—	—	—	1,435	(677)	(5,128)	(4,370)
Collection of receivable from officer										677		677
Additional units issued:
Class A—300 units									30			30
Class B—90 units									90			90
Net income											21,603	21,603
Tax distributions											(14,963)	(14,963)
Dividends									(1,555)		(25,445)	(27,000)
Liability paid directly by stockholders									8,332			8,332

Balances, December 21, 2004		$—	$—	$—	$—	$—	$—	$—	$8,332	$—	$(23,933)	$(15,601)

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Cash flows from operating activities:
Net income	$21,603	$4,264	$3,697
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,337	10,854	11,799
Amortization of deferred financing costs	448	601	900
Amortization of intangibles	169	117	—
Accretion of put warrants	—	—	1,136
Loss on early debt extinguishment	636	1,875	—
Acquisition related compensation	8,332	2,251	—
Loss (gain) on the disposal of equipment	301	(545)	269
Amortization of long-term debt discount	—	253	346
Payment-in-kind interest	322	392	336
(Recoveries of) provision for bad debts	(119)	202	479
Income from equity investments	(316)	(233)	(77)
Increase (decrease) from changes in:
Trade receivables and receivable from related party	(83,025)	(15,876)	(1,401)
Inventories	(18,127)	(3,258)	(314)
Prepaid and other current assets	(3,801)	(1,925)	140
Other noncurrent assets	115	(1,129)	389
Accounts payable and accounts payable overdraft	97,435	27,071	(6,644)
Accrued expenses and current taxes payable	7,343	(1,639)	1,300
Increase in other noncurrent liabilities	111	(174)	443

Net cash provided by operating activities	42,764	23,101	12,798

Cash flows from investing activities:
Capital expenditures	(10,610)	(9,003)	(3,985)
Purchase of optimizer software	(1,013)	—	—
Proceeds from sale of equipment	305	626	249
Interest-bearing loan to officer/stockholder, net	—	116	(31)

Net cash used in investing activities	(11,318)	(8,261)	(3,767)

Cash flows from financing activities:
Revolving credit facility borrowings	45,210	13,150	428,456
Revolving credit facility repayments	(42,863)	(18,649)	(432,742)
Refinancing due to change in ownership	—	49,061	—
Repayment of debt due to change in ownership	—	(49,061)	—
Warrant payment	—	(5,300)	—
Proceeds from long-term debt	18,947	15,742	—
Repayment of long-term debt	(5,628)	(6,592)	(3,165)
Expenditures for debt issuance costs	(850)	(2,564)	(164)
Proceeds from sale of additional units issued	120	101	—
Dividends and tax distributions to members	(41,286)	(9,837)	(1,989)

Net cash used in financing activities	(26,350)	(13,949)	(9,604)

Net increase (decrease) in cash	5,096	891	(573)
Cash at beginning of period	1,510	619	1,192

Cash at end of period	$6,606	$1,510	$619

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 21, 2004

(In thousands of dollars)

Note 1—Nature of Operations and Subsequent Sale

Tube City Holdings, LLC and its subsidiaries (“TC” or the “Company”) are engaged in the business of scrap steel outsource purchasing, scrap sales, scrap preparation and management, raw materials optimization, slag processing and metal recovery services and miscellaneous services to integrated steel mills, mini mills and foundries throughout the United States and Europe and in the Slovak Republic and Serbia. Substantially all sales outside of the United States are denominated in U.S. currency.

On September 23, 2003, Blue Point Capital Partners, LP, through its wholly-owned subsidiary, BPCP Tube City Holdings, Inc, a Delaware corporation (“BPCP”), a small group of investors and certain members of the Company’s management, purchased a 75% ownership of the Company. In the acquisition process, the Company was recapitalized and the operating entity Tube City, Inc. converted from a Delaware corporation to IMC Tube City Holdings, Inc., LLC, a Delaware limited liability company on September 12, 2003 and its operations were reported as such until the ownership change on September 23, 2003. Prior to September 12, 2003 the operations and financial information were conducted and reported as Tube City, Inc. and subsidiaries. Effective September 24, 2003, the operations and financial information were conducted and reported as Tube City Holdings, LLC and subsidiaries. The transaction resulted in a change in control of the Company however, the financial statements do not give effect to the aforementioned transaction as the purchase of units was made directly from the owners. Under the terms of then-existing employment agreements, certain employees of the Company had the right to receive a specified percentage of the proceeds from the sale of the Company. Distributions of $3,382 were paid out to these certain employees as part of the closing of the ownership change of September 23, 2003. $2,251 of these distributions are recorded as acquisition related compensation expense in the consolidated statement of operations for the year ended December 31, 2003, with the remaining $1,131 attributed to previously recorded expense under certain deferred compensation arrangements for key executives.

As provided in the Limited Liability Company Agreement, the Company was governed by a five-member Board. BPCP had the right to appoint three of the five members and to approve the appointment of a fourth member, named by the former owner. The former owner was the fifth member.

On December 21, 2004, Mill Services Corporation purchased all of the outstanding limited liability company units and all of the outstanding options to purchase limited liability company units of Tube City Holdings, LLC, with the result that Mill Services Corporation became the holder of all of the outstanding limited liability units of Tube City Holdings, LLC. Certain unit holders in Tube City Holdings, LLC rolled over agreed percentages of their limited liability company units in Tube City Holdings, LLC into stock in Mill Services Corporation. These financial statements report only on the activities occurring before the Mill Services Corporation acquisition and have not been adjusted to give effect to the Mill Services Corporation purchase. By its amended and restated certificate of incorporation, Mill Services Corporation changed its name to Tube City IMS Corporation effective March 14, 2005.

Following the recapitalization, the Company had the following ownership units outstanding:

A Units were issued as part of the recapitalization for no cash contribution. After B Units and vested C-2 Units became fully paid in a liquidity event, A Units carried the right to receive distributions of $100 per unit. In addition, A Units had the right to participate on a pro rata basis with vested C-1 Units and vested D Units in distributions in excess of all required return-of-capital distributions, as defined.

B Units were issued as part of the recapitalization for no cash contribution. B Units carried a distribution preference of $1,000 plus a specified interest amount. B Units had no right to receive further distributions.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

C-1 Units were issued for no cash contribution and represented a form of contingent purchase price related to the September 23, 2003 acquisition. Upon a liquidity event, C-1 Units may partially or fully vest based on the internal rate of return earned by BPCP on its investment in the Company at the time of the liquidity event. Upon vesting, C-1 Units carried the same rights as A Units.

C-2 Units were issued by the Company for no cash contribution and represented a form of contingent purchase price related to the September 23, 2003 acquisition. Upon a liquidity event, C-2 Units fully vested based on the internal rate of return earned by BPCP on its investment in the Company at the time of the liquidity event. Upon vesting, C-2 Units carried the same rights as B Units.

D Units were issued by the Company to certain members of management for no cash contribution. At December 21, 2004, the D Units became fully vested based on the internal rate of return earned by BPCP on its investment in the Company. Upon vesting, D Units had the right to participate on a pro rata basis with A Units and vested C-1 Units in distributions in excess of all required return-of-capital distributions, as defined.

As a result of the Mill Services Corporation transaction, the C-1, C-2 and D units became fully vested. An aggregate of $24,746 was paid to the holders of these units out of the proceeds received by the Company’s owners, of which $8,332 was recorded as compensation expense in the period ended December 21, 2004.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries, Tube City, LLC, Tube City Kosice, s.r.o., Tube City Balkan, d.o.o., and Tube City, LLC’s subsidiary, Tube City Olympic of Ohio, LLC (collectively, also the “Company”). All intercompany accounts, transactions and profits have been eliminated in consolidation.

Use of Estimates

The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Cash and Cash Equivalents

Cash equivalents consist of cash and short-term, highly liquid investments, with original maturities of three months or less and are readily convertible into cash. The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents. Included in accounts payable overdraft at December 21, 2004 and December 31, 2003 is $11,514 and $11,481, respectively, of book overdrafts. Book overdrafts represent outstanding checks in excess of related cash balances. The Company’s treasury function normally provides funds from the Company’s Revolving Loan (see Note 9) to provide the necessary funds for these outstanding checks when they are presented for payment.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Trade Receivables

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. The Company’s estimate is based on historical collection experience, a review of current status of receivables, the condition of the general economy and the industry and judgment. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Scrap iron and steel inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted average method.

Goods in transit represent inventories in route to customers under outsourced purchasing contracts in which the Company has title at the end of the accounting period. Such inventories are valued at cost, determined by the specific identification method.

Spare parts and supplies consist primarily of replacement parts for machinery and equipment and are recorded at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives of the related assets are charged to expense as incurred. Interest costs applicable to major asset additions are capitalized during the construction period. The cost of property, plant and equipment retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets. (See Note 7 for useful lives by classification.)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its recorded amount. Impairment losses are measured as the amount by which carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Goodwill and Other Intangible Assets

Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost and implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets estimated useful lives. Goodwill is evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

Deferred Financing Cost

Cost associated with negotiating and entering into long-term financing agreements are deferred and amortized on a straight-line basis, which does not differ materially from the effective interest rate method, over the life of the associated agreement. (See Note 9 for deferred financing costs written off in connection with refinancing.)

Other Noncurrent Assets

Other noncurrent assets principally include cash surrender value of executive life insurance policies to be used for funding certain deferred compensation obligations.

Revenues

Slag processing metal recovery and sales—Income from removal of slag from a furnace and processing it to separate metallic material from other slag components. Metallic material is generally returned to the customer and the non-metallic material is generally sold to third parties. The Company recognizes revenue from slag processing and metal recovery services when it performs the services and revenue from co-product sales when title and risk of loss pass to the customer. Revenues from these sources are included in service revenue and are reflected in the Slag Division operating segment.

Material handling and scrap management services and scrap preparation—Income from receiving, processing and managing raw material inputs and handling and recording inventory of finished products whereby all of the production is generally completed at the customer’s location. Revenues from these sources are included in service revenue. The Company has two locations that purchase, process and sell scrap iron and steel inventory for the Company’s own account. The Company recognizes revenue from preparation of materials and slag processing and handling services when it provides the service and income from sales of material both when title and risk of loss pass to the customer which can be either F.O.B. shipping point or destination depending on terms of sale. Revenues from these sources are included in revenue from sale of material and are reflected in the Scrap Division operating income.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Raw materials procurement—Revenue from raw materials procurement, or outsourced purchasing, represents sales to third parties whereby the Company either purchases scrap iron and steel from a supplier then immediately sells the scrap to a customer, with shipment made directly from the supplier to the third party customer, or the Company earns a contractually determined fee for arranging scrap shipments for a customer directly with a vendor. The Company recognizes revenue from raw materials procurement sales when title and risk of loss pass to the customer or when the Company has the right to receive its contractual fee. Revenues from these sources are included in revenue from sale of material and are reflected in the Scrap Division operating income.

Raw materials optimization—Income from optimization fees represents income from determining, through use of its internally developed and proprietary software, the most economical scrap combination for a given desired grade of steel. The Company recognizes income from optimization fees as the optimization service is provided. Optimization software maintenance fees are recognized in income over the contract life. Revenues from these sources are included in service revenue and are reflected in the Scrap Division operating income.

Other revenues—Income from various services including maintenance and machine shop services, equipment rental, dust and debris management, income from services to customers outside of the normal contractual agreement and gain on asset disposals. The Company recognizes revenue as the service is provided or when the asset is disposed. Machine shop service revenues are recognized as work is performed. Revenue from these sources are included in service revenue and are reflected in the Scrap Division operating income.

Freight

All freight costs related to the transportation of scrap iron and steel from the supplier sold F.O.B. delivered to the customer are included in cost of scrap shipments.

Foreign Currency

Substantially all of the Company’s business conducted outside of the United States is denominated in United States currency.

Note 3—New Accounting Pronouncements

In November of 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of “so abnormal.” In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this statement shall be effective for inventory costs incurred during fiscal years beginning after December 31, 2004. The Company has determined that it will not have a material impact on the Company’s results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123-R (revised 2004), Share-Based Payment. This Statement replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123-R eliminates the ability to account for share-based compensation transactions using the intrinsic value method. SFAS 123-R requires such transactions be accounted for using a fair-value-based method

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

that would result in expense being recognized in the Company’s financial statements. SFAS 123-R is effective for fiscal years beginning after June 15, 2005. The Company anticipates that it will not have a material impact on the Company’s results of operations or financial position.

Note 4—Ownership Change/Acquisition

Prior to September 24, 2003, one individual owned or controlled 100 percent of the voting interests in the Company. In addition, under the terms of then-existing employment agreements, certain executives had the right to receive a specified percentage of the proceeds or ownership of an acquiring entity derived from a sale of the Company (collectively, the “Sellers”). On September 23, 2003, the Sellers sold 75% of their interest in the Company to BPCP and a small group of investors and certain members of the Company’s management (collectively, the “Buyers”). As a result, the value of the executives’ distribution amounting to $2,251 was charged to operations as compensation expense. This amount was paid out as part of the proceeds at the closing in September 2003 and was accounted for as a capital contribution by the Company. The sales transaction documentation contains numerous representations, warranties and indemnification provisions including the Sellers’ promise to indemnify BPCP against undisclosed liabilities.

During 2004, the Company acquired the marketing, distribution, licensing, maintenance and support of the Scrap OptiMiser™ software for the optimization of the purchase/acquisition of scrap metal and for the optimization of the mix of scrap charged into a furnace for making steel. The cost of these finite life intangible assets acquired was $1,013.

Intangible assets included in the accompanying balance sheets are as follows (in thousands):

	December 21, 2004	December 31, 2003
Finite life intangibles	$1,013	$—
Accumulated amortization	(56)	—

Total finite life intangibles	$957	$—

Goodwill	$1,415	$1,415

The goodwill included in the accompanying balance sheets is related to a 1997 acquisition of a business. The amount is net of $369 of amortization taken prior to the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, in 2002.

Note 5—Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are as follows (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31, 2003
Balance at beginning of period	$(593)	$(480)
Additions charged to expense	(154)	(133)
Amounts written off	273	20

Balance at end of period	$(474)	$(593)

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Note 6—Inventories

Inventories consisted of the following (in thousands):

	December 21, 2004	December 31, 2003
Scrap iron and steel	$4,657	$4,245
Goods in transit	25,292	7,824
Spare parts and supplies	1,647	1,400

	$31,596	$13,469

Note 7—Property, Plant and Equipment

Property, plant and equipment consist of the following (dollars in thousands):

	Estimated Useful Lives	December 21, 2004	December 31, 2003
Buildings and improvements	10 – 39 Years	$13,933	$13,879
Machinery and equipment	3 – 7 Years	93,217	85,569
Furniture, fixtures, vehicles and site preparation	3 – 10 Years	21,378	22,129

		128,528	121,577
Accumulated depreciation:
Buildings and improvements		(5,498)	(5,254)
Machinery and equipment		(73,794)	(65,864)
Furniture, fixtures, vehicles and site preparation		(16,315)	(16,205)

		(95,607)	(87,323)

		32,921	34,254
Land		1,504	1,504

		$34,425	$35,758

Depreciation expense for the period January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002 was $11,337, $10,854 and $11,799, respectively.

Note 8—Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 21, 2004	December 31, 2003
Accrued bonus	$6,904	$1,944
Accrued workers’ compensation	3,016	1,564
Accrued group medical insurance	1,179	963
Accrued vacation	1,473	1,272
Accrued payroll and related fringes	1,365	531
Accrued taxes other than income	1,091	595
Accrued interest	418	339
Accrued other	1,555	2,046

	$17,001	$9,254

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Note 9—Bank Borrowings and Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 21, 2004	December 31, 2003
Credit Agreement (A)
Revolving Loan	$17,455	$15,108
Term Loan A	9,221	14,464
Capital Expenditure Loan	1,759	968

Subordinated Term Loan, due 2008 (B)
Principal	36,472	18,000
PIK Note	—	150

Insurance premium financing arrangement (C)	245	474

	65,152	49,164
Current portion of long-term debt	(2,621)	(2,419)

	$62,531	$46,745

As part of the recapitalization and ownership change described in Note 1, the Company entered into first and subordinated financing agreements effective September 24, 2003.

(A)	The Credit Agreement consists of the following:

Revolving Loan—a $60 million ($50 million at December 31, 2003), five-year non-amortizing facility due September 23, 2008. Availability under the Revolving Loan is subject to stipulated percentages of outstanding trade receivables and scrap iron and steel inventories. The Credit Agreement requires the Company to pay a commitment fee equal to 0.375% per annum on the unused portion of the Revolving Loan. It also requires a six-month interest reserve on term loans of $1,800. The Credit Agreement allows for letters of credit, which may not exceed $10 million. There were $3,333 and $3,963 in letters of credit outstanding at December 21, 2004 and December 31, 2003, respectively. The Company had approximately $37,412 and $12,324 available under the Revolving Loan at December 21, 2004 and December 31, 2003, respectively.

Term Loan A—a $15 million, five-year loan payable in 19 quarterly installments of $536 commencing October 1, 2003 and a final installment of $1,186 due on September 23, 2008. The Credit Agreement also requires additional principal payments if certain cash flow tests are met or if proceeds from the sale of fixed assets exceed a stipulated amount; there were $3,100 of additional principal payments made during the period ended December 21, 2004 under these provisions.

Capital Expenditure Loan—a $10 million credit line that can be drawn upon through September 23, 2005 in amounts not to exceed 80% of the invoice value of equipment acquired to service new business and in minimum amounts of $250. Any amounts borrowed under this facility convert to a term loan on the next September 30th and become payable on a quarterly basis. Each capital expenditure loan shall amortize in equal quarterly installments in an amount sufficient to fully amortize the principal amount in 20 installments; however, all outstanding amounts become due and payable on September 23, 2008. At December 21, 2004 and December 31, 2003, there were $1,759 and $968, respectively, borrowed on this line for capital additions.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Interest on the Revolving Loan, Term Loan A and Capital Expenditure Loan is determined at the option of the Company based on either (i) the greater of the Lenders’ prime lending rate or the Federal Funds effective rate plus the applicable percentage specified in the Credit Agreement, or (ii) the LIBOR rate plus the applicable margin specified in the Credit Agreement. At December 21, 2004 and December 31, 2003, the Revolving Loan, the Term Loan A and the Capital Expenditure Loan accrue interest at rates ranging from 3.78% to 5.75% and 3.62% to 5.75%, respectively. The weighted-average interest rate for the period January 1, 2004 to December 21, 2004 and for 2003 was 4.13% and 4.22%, respectively.

The Credit Agreement states that the Company shall pledge as collateral trade receivables, scrap iron and steel inventories and substantially all other assets. Since management anticipates levels of trade receivables and scrap iron and steel inventories during 2005 that will support a loan balance in excess of its current level, they do not intend to pay back the outstanding loan balance during 2005. Accordingly, the Revolving Loan has been classified as long-term at December 21, 2004.

The Company expensed $1,875 of deferred financing costs related to the September 24, 2003 refinancing in 2003.

(B)	A Subordinated Term Loan was also issued in conjunction with the recapitalization and ownership change. This loan matures on September 23, 2008. Interest on the Subordinated Term Loan prior to the refinancing discussed below, accrued at a rate of 15% per annum from the issue date, with 12% payable monthly and the remaining 3.0% “paid-in-kind” (PIK) in the form of additional outstanding principal subject to the same terms and conditions. The Subordinated Term Loan has no scheduled principal payments. Mandatory prepayments are required under certain conditions as specified in the agreement. The Subordinated Term Loan Agreement provides for optional prepayment at any time without a prepayment fee. This loan is collateralized by a subordinated lien on all property and assets of the Company.

This term loan was refinanced on July 31, 2004, increasing the outstanding balance to $36,472. In addition, the interest rate was changed giving the Company the option based on either (i) the greater of the lender’s prime lending rate or the federal funds effective rate plus the applicable percentage specified in the agreement, or (ii) the LIBOR rate plus the applicable margin specified in the agreement. No portion of the interest is payable in kind under the new agreement. The interest rate on the subordinated term loan at December 21, 2004 was 12.19%. The Company expensed $636 of deferred financing costs related to this refinancing.

(C)	The Company finances the payment of certain insurance premiums with a financing company over periods that range from 9 to 33 months. The interest rate on these arrangements is 6.55%.

The Credit Agreement and the Subordinated Term Loan contain various covenants and restrictions including those pertaining to indebtedness, dividends and property dispositions.

The Company purchased an interest rate cap in 2004 for a notional amount of $30,000, declining to $12,000 in 2008 to cap the LIBOR rate at 7%. The carrying value and the fair value of the interest rate cap are not material.

Aggregate annual maturities of long-term debt subsequent to December 21, 2004 are as follows (in thousands):

2005	$2,621
2006	2,517
2007	2,515
2008	57,499

$65,152

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Note 10—Interest Expense

Interest expense is as follows (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Bank borrowings	$4,774	$3,761	$4,040
Amortization of deferred financing costs	448	601	900
Payment-in-kind interest	322	392	336
Amortization of debt discount	—	253	346

Total interest expense	$5,544	$5,007	$5,622

Note 11—Warrants

In August 2001, the Company issued Senior Subordinated Notes and detachable warrants in exchange for previously outstanding Senior Secured Notes that were issued in June 1999. There were 7,667 detachable warrants entitling the holder to acquire 767 shares of voting common stock and 6,900 shares of non-voting common stock (10.26% of each class of the Company’s common stock) at an exercise price of $0.01 per share. The detachable warrants were exercisable immediately, had a term of 10 years and contained both a put option and a call option. Under the terms of the put option, the holder, subject to certain limitations as defined, had the right to put the detachable warrants to the Company at the then fair market value of the underlying shares. Under the terms of the call option, the Company, subject to certain limitations as defined, had the right to call the detachable warrants at the greater of the then fair market value of the underlying shares or at a price that yielded an aggregate rate of return on the Senior Subordinated Notes and detachable warrants of 21%. Both the put and the call option became exercisable only after certain conditions were met.

In the absence of additional proceeds, the fair value of the detachable warrants was based upon a third party valuation obtained by the Company and had been recorded as additional deferred financing costs, which were being amortized over the life of the underlying agreement. Additionally, the detachable warrants were being accreted to their highest redemption price at the earliest redemption date by recording an adjustment to expense and a corresponding increase in other liabilities related to the warrants. These warrants were paid out as part of the recapitalization and ownership change on September 23, 2003 and amounted to $5,300, of which $1,136 was accrued in 2002 and a credit of $31 was recorded in administrative expense in 2003 to adjust the accrual to the redemption amount.

In June 1999, the Company issued Senior Subordinated Notes that had detachable warrants. The value assigned to the detachable warrants as a result of allocating, on a relative fair value basis, the proceeds received in connection with issuing the original Senior Subordinated Notes and detachable warrants, was accounted for as additional paid-in-capital and resulted in a discount on the debt, which was amortized to interest expense over the term of the original Senior Subordinated Notes.

Note 12—Commitments and Contingencies

The Company leases equipment primarily under noncancelable operating leases, which expire at various dates through the year 2009. Lease expense for these and other operating leases of the Company approximated $6,015 for the period January 1, 2004 to December 21, 2004, $7,784 for 2003 and $8,774 for 2002.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Future minimum lease payments due under noncancelable operating leases subsequent to December 21, 2004 are as follows (in thousands):

2005	$5,987
2006	4,590
2007	1,027
2008	567
2009	185

$12,356

The Company self-insures its group medical and dental coverage for its eligible employees. Under this program, the maximum exposure per individual is $125 for the first claim and $85 for each subsequent claim and the maximum aggregate exposure is $3,800. The Company maintains stop-loss coverage for amounts above these limits. The Company accrues for this expense in amounts that include estimates for incurred but not reported claims.

The Company self-insures its workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim ranges from $300 to $500 depending on the policy year; stop-loss coverage is maintained for amounts above these limits. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. The Company accrues for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims.

Note 13—Income Taxes

The Company is a limited liability company that is treated as a partnership for tax purposes and, as such, does not pay federal or state corporate income taxes in the United States on its taxable income. Prior to September 24, 2003, the Company was treated as an S Corporation and, as such, did not pay federal or state corporate income taxes in the United States on its taxable income. Accordingly, no provision for domestic federal and state income taxes has been recorded in the accompanying financial statements for any periods presented. The Company’s unit holders are liable for and pay federal and state income taxes on the Company’s taxable income, and the Company distributes cash to the extent allowable by its credit agreements to its unit holders to reimburse these obligations.

The Company’s subsidiaries located outside of the United States are subject to taxation by foreign taxing authorities. All of the Company’s income tax expense consists of foreign taxes paid by its non-US entities. Deferred taxes are not material.

Note 14—Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of these instruments. The revolving loan, term loan and capital expenditure loans all have variable interest rates and in management’s opinion, the carrying value approximates fair value at both balance sheet dates. The subordinated term loan at December 21, 2004 was refinanced on July 31, 2004; in management’s opinion, the carrying value approximates fair value. The subordinated term loan at December 31, 2003 was issued in conjunction with the September 23, 2003 recapitalization and ownership change; in management’s opinion, the carrying value approximates fair value as of December 31, 2003.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

The fair value compared to the carrying value is summarized as follows (in thousands):

	December 21, 2004	December 31, 2003
Fair value:
Revolving Loan	$17,455	$15,108
Term Loan A	9,221	14,464
Capital Expenditure Loan	1,759	968
Subordinated Term Loan	36,472	18,150
Other obligations	245	474

	$65,152	$49,164

Carrying value:
Revolving Loan	$17,455	$15,108
Term Loan A	9,221	14,464
Capital Expenditure Loan	1,759	968
Subordinated Term Loan	36,472	18,150
Other obligations	245	474

	$65,152	$49,164

Note 15—Supplemental Cash Flow Information

	January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Cash paid (received) during the year for:
Interest (net of amounts capitalized)	$4,567	$4,280	$4,188
Income taxes	$821	$52	$—
Accretion of put warrants	$—	$—	$1,136

Note 16—Operating Segments

The Company has two reportable operating segments, the Slag Division and the Scrap Division, in addition to its Administrative Division. The Slag Division provides metal recovery, slag processing and other specialized services to steel mills on the mills’ sites. The Scrap Division provides scrap management, scrap steel outsource purchasing and raw materials optimization services to integrated steel mills, minimills and foundries.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Information by reportable segment is as follows (in thousands, except percentages):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Revenue
Slag Division	$68,728	$65,139	$65,540
Scrap Division	1,033,620	444,685	352,267

	$1,102,348	$509,824	$417,807

Earnings before interest, taxes, depreciation and amortization
Slag Division	$18,449	$12,534	$11,251
Scrap Division	48,208	20,460	12,196
Administrative costs	(27,972)	(12,474)	(2,329)

	$38,685	$20,520	$21,118

Depreciation and amortization
Slag Division	$5,985	$5,675	$5,965
Scrap Division	4,464	4,277	4,158
Administrative costs	1,057	1,019	1,676

	$11,506	$10,971	$11,799

Revenue
Domestic	$1,099,703	$507,193	$414,865
Foreign, principally eastern Europe	2,645	2,631	2,942

	$1,102,348	$509,824	$417,807

Percentage of total revenue contributed by each class of service:

Slag Division	6.2%	12.8%	15.7%
Scrap Division	93.8	87.2	84.3

	100.0%	100.0%	100.0%

For the period from January 1, 2004 to December 21, 2004 and for the years ended December 31, 2003 and 2002, the Company had no intersegment sales.

Revenues by category for the Scrap Division consist of the following (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Scrap Division
Revenue from raw material procurement	$994,703	$409,392	$324,277
Other revenue	38,917	35,293	27,990

	$1,033,620	$444,685	$352,267

No category of revenue within the Slag Division contributed more than 10% of the total revenue for the period from January 1, 2004 to December 21, 2004 or the years ended December 31, 2003 and 2002.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

Reconciliation of earnings before interest, taxes, depreciation and amortization to income before tax is as follows (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Earnings before interest, taxes, depreciation and amortization	$38,685	$20,520	$21,118
Less:
Interest expense, net	(5,544)	(5,007)	(5,622)
Depreciation	(11,337)	(10,854)	(11,799)
Amortization	(169)	(117)	—

Income before tax	$21,635	$4,542	$3,697

Identifiable assets
Slag Division	$31,007	$22,666	$23,723
Scrap Division	189,310	93,818	71,168
Administrative costs	19,091	13,278	10,465

	$239,408	$129,762	$105,356

Capital expenditures
Slag Division	$5,846	$4,156	$720
Scrap Division	4,485	4,508	2,147
Administrative costs	279	339	1,118

	$10,610	$9,003	$3,985

Note 17—Retirement and Profit-Sharing Plans

The Company participates in various multi-employer pension plans sponsored by certain unions with which it has collective bargaining agreements. An employee is covered by a plan if the employee is a member of a collective bargaining unit for which the Company has agreed to contribute to the plan’s trust under its collective bargaining agreement with the union. The Company makes all contributions to respective plan trusts. The amount of the Company contribution is a fixed monthly contribution per member. The amount of benefits an employee will receive depends directly on the total amount of contributions paid on behalf of that employee to the plan trusts by the Company during the time the employee is covered by the Trust. Pension expense for these union plans approximated $1,425 for the period January 1, 2004 to December 21, 2004, $1,529 for 2003 and $1,515 for 2002.

The Company also maintains defined contribution, noncontributory pension plans for certain hourly employees as specified in the union contracts. Pension expense for these union plans approximated $71 for the period January 1, 2004 to December 21, 2004, $60 for 2003 and $71 for 2002.

In addition, the Company maintains a contributory, profit-sharing 401(k) employee savings plan for employees not covered by a collectively bargained retirement plan, whereby employee contributions are matched by the Company up to the limits stated in the plan. The Company’s expense for this plan approximated $470 for the period January 1, 2004 to December 21, 2004, $440 for 2003 and $368 for 2002.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

The Company maintains a Supplemental Executive Retirement Plan (SERP) and a Deferred Compensation Plan (DCP) for certain executives. The SERP Plan provides for pension benefits for a ten-year period after retirement at a fixed amount per year. The assets in the SERP are held principally in cash surrender value of a universal life insurance policy in a Rabbi Trust. The liability is recorded at the estimated present value of the benefits under this arrangement. The Company’s expense under the SERP Plan was $59 for the period January 1, 2004 to December 21, 2004, $135 for 2003 and zero for 2002. The DCP allows for these same key executives to defer a portion of their salaries and self-direct their investments. The assets in this plan are also held in a life insurance policy. Prior to 2003, the Company maintained certain deferred incentive compensation arrangements for key executives. Compensation expense under these arrangements was accrued through the key executive’s retirement date based on the profitability of the Company. Compensation expense in the amount of $520 was recognized during 2002.

The following table sets forth the obligations and cash surrender value related to the SERP and DCP plans (in thousands):

	December 21, 2004	December 31, 2003
Executive Plan Obligations:
Supplemental Executive Retirement Plan	$194	$133
Deferred Compensation Plan	374	255

Total obligations included in other noncurrent liabilities	$568	$388

Executive Plan Insurance Policies:
Supplemental Executive Retirement Plan	$216	$176
Deferred Compensation Plan	341	231

Total assets included in other noncurrent assets	$557	$407

Note 18—Due To/From Officer/Member and Affiliates

Included in trade receivables are receivables due from the joint venture party in the amount of $49 and $777 at December 21, 2004 and December 31, 2003, respectively, and included in accounts payable are payables to the same related party in the amount of $174 and $65 at December 21, 2004 and December 31, 2003, respectively, for the purchase and sale of scrap iron and steel.

At December 31, 2003, the Company had receivables due from certain officers/members in the amount of approximately $677. This amount is related to the September 23, 2003 ownership change of the Company and the purchase of additional units as described in Note 4 and was repaid to the Company during 2004. For financial reporting purposes, the receivable was recorded as a reduction of equity until paid.

The Company had a management agreement with its majority member that requires payment of a quarterly management fee of $150. Expense for the period January 1, 2004 to December 21, 2004 was $600 and for 2003 was $162.

Note 19—Investment in Joint Venture

On October 1, 1998, Tube City, Inc., predecessor to the Company, entered into a 50% joint venture with Monongahela Iron and Metal Company, Inc. in the formation of TC/MIMCO Joint Venture, a Pennsylvania

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 21, 2004

general partnership. The partnership was converted to a Pennsylvania limited liability company named TC/MIMCO LLC, effective October 28, 1999 (“TC/MIMCO”). The Company accounts for its investment in TC/MIMCO using the equity method. TC/MIMCO principally engages in the purchase, preparation and sale of scrap. The carrying value of the investment was approximately $849 and $533 at December 21, 2004 and December 31, 2003, respectively, which represents the initial investment of approximately $633 adjusted for the Company’s portion of the joint venture’s operating results incurred from the date of investment. The Company’s portion of TC/MIMCO’s income for the period January 1, 2004 to December 21, 2004, and calendar years 2003 and 2002 was approximately $666, $233 and $77, respectively. TC/MIMCO paid a distribution to each partner of $350 during 2004.

Note 20—Significant Customer and Concentration of Credit Risk

The Company grants credit to its customers, which are principally engaged in the manufacture and processing of ferrous and non-ferrous metal products. Two customers of the Company individually accounted for $484,389 and $141,591, $197,526 and $49,060 and $158,921 and $42,164 of sales for the period January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002, respectively. Additionally, at December 21, 2004 and December 31, 2003, $63,183 and $12,853 and $26,933 and $7,443, respectively, of the Company’s receivables were due from these two customers.

Note 21—Litigation

The Company is a party to lawsuits arising in the ordinary course of business. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.

On March 4, 2004, National Steel Corporation et al. filed a preference complaint against the Company in the amount of $8.3 million in the United States Bankruptcy Court for the Eastern District of Illinois, Eastern Division, at Adversary Proceeding No. 04-01090 (Case No. 02-B-06988). Management believes that, based on the “ordinary course defence” and the “new value defence”, the Company’s exposure is not expected to exceed the indemnification amount of $2.3 million provided to the Company by certain former unit holders, which survives for a period of 24 months from December 21, 2004.

Until December 5, 2007 all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Tube City IMS Corporation

Offer to Exchange All Outstanding $225,000,000

Principal Amount of

9 3/4% Senior Subordinated Notes due 2015

for $225,000,000 Principal Amount of

9 3/4% Senior Subordinated Notes due 2015

Which Have Been Registered Under the Securities Act of 1933